Exhibit 2.1

Execution Version

AMENDED AND RESTATED MASTER TRANSACTION AGREEMENT

AMONG

GRIFFON AMES HOLDCO LLC

NEW AMES EQUITY SUB, LLC

VNPI GLOBAL INVESTMENTS AND SERVICES, S.L.

BELLOTA HOLDING AG

MERV HOLDCO LLC

MERV MIDCO LLC

AND

MERV FINCO LLC

Dated as of June 7, 2026

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(continued)

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(continued)

-iii-

(continued)

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Exhibits

Exhibit A-1	Ames Accounting Principles
Exhibit A-2	Venanpri Accounting Principles
Exhibit B	A&R LLC Agreement of Buyer
Exhibit C	Transition Services Agreement
Exhibit D	Ames Pre-Closing Reorganization Steps
Exhibit E	Venanpri Pre-Closing Reorganization Steps
Exhibit F	Venanpri License Agreements
Exhibit G	Ames License Agreements
Exhibit H	Form of Declaration of Trust
Exhibit I	Closing Steps Schedule
Exhibit J	Illustrative Calculation of Allocation of Purchase Price Adjustment of the Venanpri Target Companies
Exhibit K	Indemnification
Exhibit L	Second Lien Facilities
Exhibit M	Consent Letter
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AMENDED AND RESTATED MASTER TRANSACTION AGREEMENT

This Amended and Restated Master Transaction Agreement (this “Agreement”), dated as of June 7, 2026 (the “Amendment Effective Date”), among Griffon AMES Holdco LLC, a Delaware limited liability company (“Griffon HoldCo”), VNPI Global Investments and Services, S.L., a Spanish sociedad limitada (“VNPI Spain”), Bellota Holding AG, a Swiss aktiengesellschaft (“Bellota Switzerland”, and collectively with VNPI Spain, “Venanpri”, and Venanpri, together with Griffon HoldCo and New Ames Equity Sub, the “Sellers” and each, a “Seller”), Merv HoldCo LLC, a Delaware limited liability company (“Buyer”), Merv MidCo LLC, a Delaware limited liability company (“MidCo”), and Merv FinCo LLC, a Delaware limited liability company (“FinCo”), and New Ames Equity Sub LLC, a Delaware limited liability company (“New Ames Equity Sub”, and collectively with Griffon HoldCo, the “Ames Selling Parties”). Buyer, Sellers, FinCo, MidCo and New Ames Equity Sub are collectively referred to herein as the “Parties”, and each, a “Party”.

RECITALS

A.	On February 5, 2026 (the “Initial Agreement Date”), Buyer, Sellers, FinCo, and MidCo entered into that certain Master Transaction Agreement (the “Initial Agreement”).

B.	Buyer, Sellers, FinCo, MidCo and New Ames Equity Sub now wish to amend and restate the Initial Agreement in its entirety as set forth in this Agreement.

C.	Prior to the Initial Agreement Date, Griffon HoldCo was formed as an indirect wholly-owned subsidiary of Griffon Corporation, a Delaware corporation (“Griffon”).

D.	Prior to the Initial Agreement Date, (i) Buyer was formed as a wholly-owned subsidiary of VNPI Spain, (ii) MidCo was formed as a wholly-owned subsidiary of Buyer, and (iii) FinCo was formed as a wholly-owned subsidiary of MidCo. Buyer, MidCo, and FinCo are direct or indirect subsidiaries of NATT Tools Group Inc. (“NATT”).

E.	Concurrently with the execution of the Initial Agreement, and as a condition to the willingness of the Sellers to enter into the Initial Agreement, Buyer delivered to Griffon HoldCo copies of the Debt Commitment Letters (as defined herein), pursuant to which the lender parties thereto agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt financing contemplated thereby.

F.	Prior to the Pre-Consummation Date, Griffon HoldCo and its Affiliates will effect the Ames Pre-Closing Reorganization in accordance with Exhibit D attached hereto. In connection with the Ames Pre-Closing Reorganization, amongst other things, Griffon HoldCo will become the sole equityholder of The Ames Companies, Inc., a Delaware corporation (“Ames Companies”), which, as part of the Ames Pre-Closing Reorganization, will convert its corporate form from a corporation to a limited liability company in Delaware. Griffon HoldCo will subsequently contribute the equity of Ames Companies to New Ames Equity Sub in accordance with Exhibit D.

G.	Prior to the Pre-Consummation Date Griffon, HoldCo will form 2L Loan HoldCo as a wholly-owned subsidiary of Griffon HoldCo.

H.	Prior to the Pre-Consummation Date, Venanpri and its Affiliates will effect the Venanpri Pre-Closing Reorganization in accordance with Exhibit E attached hereto. In connection with the Venanpri Pre-Closing Reorganization, among other things, (i) FinCo will form a new Spanish sociedad limitada unipersonal (“ForCo”), (ii) Bellota US Corp., a Delaware corporation (“Bellota US”), will form a new Delaware corporation (“Spinco”), to which Bellota US will contribute 100% of the Equity Interests in Bellota Agrisolutions & Tools USA, LLC (“Bellota Agrisolutions”) and Agrisolutions Wear Technologies Corp. (“Agrisolutions Wear”) held by Bellota US as of the Initial Agreement Date, and (iii) Bellota US will distribute 100% of the Equity Interests in Spinco to VNPI Spain.

I.	In connection with the Closing, (i) FinCo will obtain the Debt Financing, (ii) 2L Loan HoldCo and FinCo will enter into the Second Lien Facilities, and (iii) immediately after receipt of the Debt Financing, (A) FinCo will distribute a portion of the proceeds of such Debt Financing to MidCo as a dividend (the “MidCo Dividend”) and (B) MidCo will distribute all of the MidCo Dividend to Buyer as a dividend.

J.	Subject to receipt of the proceeds of the Debt Financing from FinCo, at the Closing (i) ForCo will purchase from VNPI Spain, and VNPI Spain will sell and transfer to ForCo, 100% of the issued and outstanding Equity Interests of VNPI UK in exchange for consideration in accordance with the Closing Steps Schedule, (ii) ForCo will purchase from VNPI Spain, and VNPI Spain will sell and transfer to ForCo, 100% of the issued and outstanding Equity Interests of Bellota Spain in exchange for consideration in accordance with the Closing Steps Schedule, (iii) ForCo will purchase from Bellota Switzerland, and Bellota Switzerland will sell and transfer to ForCo, 95% of the issued and outstanding Equity Interests of Bellota Colombia, S.A.S. in exchange for consideration in accordance with the Closing Steps Schedule, (iv) ForCo will purchase from Bellota Switzerland, and Bellota Switzerland will sell and transfer to ForCo, 100% of the issued and outstanding Equity Interests of Bellota Venezuela C.A. in exchange for consideration in accordance with the Closing Steps Schedule, (v) Buyer will purchase from New Ames Equity Sub, and New Ames Equity Sub will sell and transfer to Buyer, 100% of the issued and outstanding equity interests in Ames Companies (the “Ames Interests”) in exchange for consideration in accordance with the Closing Steps Schedule, (vi) a portion of the Ames Interests shall be purchased by FinCo from Buyer in exchange for consideration in accordance with the Closing Steps Schedule, (vii) the remaining portion of the Ames Interests held by Buyer following the completion of the transactions described in clause (vi) will be contributed by Buyer to MidCo, and by MidCo to FinCo, each in accordance with the Closing Steps Schedule, (viii) Buyer will purchase from VNPI Spain, and VNPI Spain will sell and transfer to Buyer, 100% of the issued and outstanding Equity Interests of Bellota US (the “Bellota US Interests”) in exchange for consideration in accordance with the Closing Steps Schedule, (ix) the Bellota US Interests will be contributed by Buyer to MidCo, and by MidCo to FinCo, each in accordance with the Closing Steps Schedule, (x) ForCo will purchase from Bellota Switzerland, and Bellota Switzerland will sell and transfer to ForCo, 99.9999% of the issued and outstanding Equity Interests of Bellota México, S.A. de C.V. (the Equity Interests described in the foregoing clauses (i), (ii), (iii), (iv), and (x) collectively, the “VNPI International Interests”) in exchange for consideration in accordance with the Closing Steps Schedule, (xi) each of the other transactions described in the Closing Steps Schedule will be completed in accordance therewith, (xii) (A) Buyer, New Ames Equity Sub, VNPI Spain and ONCAP Merv LP, a limited partnership formed under the laws of the Province of Ontario (“ONCAP Merv LP”), will enter into the Amended and Restated Limited Liability Company Agreement of Buyer (the “A&R LLC Agreement of Buyer”), in substantially the form attached hereto as Exhibit B and (B) Buyer, VNPI Spain and Griffon will enter into the Transition Services Agreement, in substantially the form attached hereto as Exhibit C, and (xiii)(A) Bellota Spain and NATT will enter into the Intellectual Property License Agreement, in substantially the form attached hereto as Exhibit F-1 and the Bellota Trademark License Agreement, in substantially the form attached hereto as Exhibit F-2 (together, the “Venanpri License Agreements”); and (B) Ames Companies and Ames Australasia will enter into the Intellectual Property and Tooling License Agreement, in substantially the form attached hereto as Exhibit G-1 and the Ames Trademark License Agreement, in substantially the form attached hereto as Exhibit G-2; Ames Companies and Ames UK and True Temper will enter into the Intellectual Property and Tooling License Agreement, in substantially the form attached hereto as Exhibit G-3 and the Ames Trademark License Agreement, in substantially the form attached hereto as Exhibit G-4 (collectively, the “Ames License Agreements”).

K.	As of the Initial Agreement Date, and as a condition to the willingness of, and material inducement to, Buyer and Griffon HoldCo to enter into the Initial Agreement, ONCAP Merv LP, a limited partnership formed under the laws of the Province of Ontario (the “Equity Investor”), entered into an equity commitment letter in favor of the Company (the “Equity Commitment Letter”), pursuant to which the Equity Investor has committed to provide to Buyer cash in the aggregate amount set forth therein, subject solely to the terms and conditions set forth therein (the “Equity Financing”).

In consideration of the representations, warranties and covenants contained in this Agreement, intending to be bound, the Parties agree as follows:

Article I

PURCHASE AND SALE

1.1. Purchase, Sale and Subsequent Contribution of Ames Interests, Bellota US Interests and VNPI International Interests. Upon the terms and subject to the conditions set forth in this Agreement (including Section 1.2 and the Closing Steps Schedule), at the Closing and subject to the receipt of the proceeds of the Debt Financing:

(a) On the Pre-Consummation Date:

(i) VNPI Spain shall sell and transfer to ForCo, and ForCo shall purchase, all of the Equity Interests of VNPI UK, free and clear of all Liens (other than Liens of a nature described in clauses (v) or (vi) of the definition of Permitted Liens), as described in “Pre-Consummation Date, Step 1” of the Closing Steps Schedule, in exchange for the consideration described in “Pre-Consummation Date, Step 1” of the Closing Steps Schedule (the “VNPI UK Transfer”);

(ii) immediately after the VNPI UK Transfer, VNPI Spain shall sell and transfer to ForCo, and ForCo shall purchase, all of the Equity Interests of Bellota Spain, free and clear of all Liens (other than Liens of a nature described in clauses (v) or (vi) of the definition of Permitted Liens), as described in “Pre-Consummation Date, Step 2” of the Closing Steps Schedule, in exchange for the consideration described in “Pre-Consummation Date, Step 2” of the Closing Steps Schedule (the “Bellota Spain Transfer”);

(iii) immediately after the Bellota Spain Transfer, Bellota Switzerland shall sell and transfer to ForCo, and ForCo shall purchase, 95% of the issued and outstanding Equity Interests of Bellota Colombia, S.A.S., free and clear of all Liens (other than Liens of a nature described in clauses (v) or (vi) of the definition of Permitted Liens), as described in “Pre-Consummation Date, Step 3” of the Closing Steps Schedule, in exchange for the consideration described in “Pre-Consummation Date, Step 3” of the Closing Steps Schedule (the “Bellota Colombia Transfer”); and

(iv) immediately after the Bellota Colombia Transfer, Bellota Switzerland shall sell and transfer to ForCo, and ForCo shall purchase, 100% of the issued and outstanding Equity Interests of Bellota Venezuela C.A, free and clear of all Liens (other than Liens of a nature described in clauses (v) or (vi) of the definition of Permitted Liens) as described in “Pre-Consummation Date, Step 4” of the Closing Steps Schedule, in exchange for the consideration described in “Pre-Consummation Date, Step 3” of the Closing Steps Schedule (the “Bellota Venezuela Transfer”).

(b) On the Closing Date:

(i) New Ames Equity Sub shall sell and transfer to Buyer, and Buyer shall purchase, all of the Ames Interests free and clear of all Liens (other than Liens of a nature described in clauses (v) or (vi) of the definition of Permitted Liens) (the “Ames Sale”) as described in “Closing Date, Step 1” of the Closing Steps Schedule, in exchange for the consideration described in “Closing Date, Step 1” of the Closing Steps Schedule;

(ii) immediately following completion of the Ames Sale, Buyer shall make the transfer of a portion of the Ames Interests to FinCo described in “Closing Date, Step 2” of the Closing Steps Schedule (the “Ames Transfer”);

(iii) immediately following completion of the Ames Transfer, each of Buyer and MidCo shall make the contributions of the remaining Ames Interests described in “Closing Date, Steps 3 and 4” of the Closing Steps Schedule (the “Ames Contributions”);

(iv) immediately following the completion of the Ames Contributions, VNPI Spain shall sell and transfer to Buyer, and Buyer shall purchase, all of the Bellota US Interests, free and clear of all Liens (other than Liens of a nature described in clauses (v) or (vi) of the definition of Permitted Liens) (the “Bellota US Sale”) as described in “Closing Date, Step 5” of the Closing Steps Schedule, in exchange for the consideration described in “Closing Date, Step 5” of the Closing Steps Schedule;

(v) immediately following completion of the Bellota US Sale, each of Buyer and MidCo shall contribute the Bellota US Interests, as described in “Closing Date, Steps 6 and 7” of the Closing Steps Schedule, in exchange for the consideration described in “Closing Date, Steps 6 and 7” of the Closing Steps Schedule (the “Bellota US Contributions”);

(vi) immediately following the Bellota US Contributions, Bellota Switzerland shall sell and transfer to ForCo, and ForCo shall purchase, 99.9999% of the issued and outstanding Equity Interests of Bellota México, S.A. de C.V., free and clear of all Liens (other than Liens of a nature described in clauses (v) or (vi) of the definition of Permitted Liens) (the “Bellota Mexico Transfer” and together with the Bellota Colombia Transfer and the Bellota Venezuela Transfer, the “Bellota LATAM Transfers” and, together with the VNPI UK Transfer and the Bellota Spain Transfer, the “Bellota International Sale”), as described in “Closing Date, Step 8” of the Closing Steps Schedule, in exchange for the consideration described in “Closing Date, Step 8” of the Closing Steps Schedule;

(vii) ForCo shall timely file or cause to be timely filed with the IRS a duly executed IRS Form 8832 of each of VNPI UK, Bellota Spain, Bellota México, S.A. de C.V., and Bellota Colombia, S.A.S., in each case electing to be disregarded as separate from its owner for U.S. federal income tax purposes, effective, with respect to VNPI UK, Bellota Spain, and Bellota Colombia, S.A.S., as of the second day after the Bellota International Sale, and with respect to Bellota México, S.A. de C.V., following the effectiveness of the conversion contemplated by Section 7.17 hereof (it being understood that the other Parties shall cooperate with Buyer and provide information as may be reasonably necessary to enable Buyer to prepare (or cause to be prepared) such forms);

(viii) each of VNPI Spain and Bellota Switzerland shall transfer its Equity Interests of ForCo (the “ForCo Interests”) to FinCo, as described in “Closing Date, Steps 9-10” of the Closing Steps Schedule, in exchange for the consideration described in “Closing Date, Steps 9-10” of the Closing Steps Schedule (the “ForCo Transfers”);

(ix) immediately following the completion of the ForCo Transfers, the Parties shall cause the various exchanges of notes receivable for promissory notes, contributions of notes receivable in exchange for Equity Interests, and/or cancellations of Closing Promissory Notes as described in “Closing Date, Steps 11-15” of the Closing Steps Schedule to occur in accordance therewith (the “Note Payments”);

(x) following the completion of the Note Payments, ONCAP Merv LP will make a cash contribution to Buyer, as described in “Closing Date, Step 15.1” of the Closing Steps Schedule, in exchange for the consideration described in “Closing Date, Step 15.1” of the Closing Steps Schedule (the “ONCAP Merv Subscription”);

(xi) following the completion of the ONCAP Merv Subscription, the US SPV will acquire third-party operating receivables of Corona Clipper, Inc. and of Ames Companies, as described in “Securitization Structure Steps: Steps A – B” of the Closing Steps Schedule, in exchange for the consideration described in “Securitization Structure Steps: Steps A – B” of the Closing Steps Schedule (together, the “US SPV A/R Acquisition”);

(xii) following the completion of the US SPV A/R Acquisition, Garant GP will acquire third-party operating receivables of ClosetMaid Canada Limited (the “ClosetMaid Receivables”), as described in “Securitization Structure Steps: Step C” of the Closing Steps Schedule, in exchange for the consideration described in “Securitization Structure Steps: Step C” of the Closing Steps Schedule (the “Garant A/R Acquisition”);

(xiii) following the completion of the Garant A/R Acquisition, the Canada SPV will acquire third-party operating receivables of Garant GP and the ClosetMaid Receivables, in each case, as described in “Securitization Structure Steps: Step D” of the Closing Steps Schedule, in exchange for the consideration described in Step D of the Closing Steps Schedule (the “Canada SPV A/R Acquisition”);

(xiv) following the Canada SPV A/R Acquisition, the US SPV and the Canada SPV will obtain third-party financing from MUFG Bank, Ltd. , as described in “Securitization Structure Steps: Step E” of the Closing Steps Schedule. Using the proceeds thereof, the US SPV will pay the balance of the acquisition price of the US SPV A/R Acquisition as described in “Securitization Structure Steps: Step F” of the Closing Steps Schedule; Ames Companies will make the cash distribution described in “Securitization Structure Steps: Step G” of the Closing Steps Schedule; Corona Clipper, Inc. will make the cash distribution described in “Securitization Structure Steps: Step H” of the Closing Steps Schedule; Bellota US will make the cash distribution described in “Securitization Structure Steps: Step I” of the Closing Steps Schedule; and the Canada SPV will pay the balance of the acquisition price of the Canada SPV A/R Acquisition described in “Securitization Structure Steps: Step J” of the Closing Steps Schedule; (the “Canada SPV Payment”);

(xv) using the proceeds of the Canada SPV Payment, Garant GP will make a loan to FinCo in the amount described in “Securitization Structure Steps: Step K” of the Closing Steps Schedule; (the “FinCo Loan”);

(xvi) immediately following the making of the FinCo Loan, and obtaining the Debt Financing as described in “Closing Date, Step 16” of the Closing Steps Schedule, the Parties shall cause the following transactions to occur:

(1) FinCo will pay a dividend to MidCo in the amount of the Ames Closing Cash Consideration described in “Closing Date, Step 17” of the Closing Steps Schedule;

(2) using the proceeds of the dividend described immediately above, MidCo will pay a dividend to Buyer in the amount of the Ames Closing Cash Consideration described in “Closing Date, Step 18” of the Closing Steps Schedule;

(3) using the proceeds of the dividend described immediately above, Buyer will pay the Ames Closing Cash Consideration to Griffon HoldCo described in “Closing Date, Step 19” of the Closing Steps Schedule;

(4) FinCo shall make a cash contribution to Bellota US, as described in “Closing Date, Step 20” of the Closing Steps Schedule, in exchange for the consideration described in “Closing Date, Step 20” of the Closing Steps Schedule (the “FinCo-Bellota Contribution”);

(5) using the proceeds of the FinCo-Bellota Contribution, Bellota US will repay an intercompany loan owing to NATT in partial satisfaction of the Venanpri Closing Cash Consideration and contribute an amount to Corona Clipper, Inc. (the “Bellota-Corona

Contribution”) as described in “Closing Date, Steps 21 – 22” of the Closing Steps Schedule, in exchange for the consideration described in “Closing Date, Steps 21 – 22” of the Closing Steps Schedule;

(6) using the proceeds of the Bellota-Corona Contribution, Corona Clipper, Inc. will contribute the aggregate amount of the Bellota-Corona Contribution to Venanpri Tools Monterey S. de R.L. de C.V. described in “Closing Date, Step 23” of the Closing Steps Schedule in exchange for the consideration described in “Closing Date, Step 23” of the Closing Steps Schedule;

(7) using the proceeds described immediately above, Venanpri Tools Monterey S. de R.L. de C.V. will repay an intercompany loan owing to NATT in partial satisfaction of the Venanpri Closing Cash Consideration as described in “Closing Date, Step 24” of the Closing Steps Schedule;

(8) FinCo shall pay, on behalf of ForCo, the amounts owing by ForCo to VNPI Spain, as described in “Closing Date, Step 25” of the Closing Steps Schedule, in partial satisfaction of the Venanpri Closing Cash Consideration, and in consideration therefor, ForCo shall issue to FinCo a demand, non-interest-bearing promissory note, in each case as described in “Closing Date, Step 25” of the Closing Steps Schedule (“ForCo Note 1”);

(9) ForCo shall subscribe for additional Equity Interests in VNPI UK, and FinCo shall pay, on behalf of ForCo, an amount equal to the subscription price payable by ForCo for such additional VNPI UK Equity Interests, as described in “Closing Date, Step 26” of the Closing Steps Schedule, and in consideration therefor, ForCo shall issue to FinCo a demand, non-interest-bearing promissory note, in each case as described in “Closing Date, Step 26” of the Closing Steps Schedule (“ForCo Note 2”);

(10) FinCo shall contribute ForCo Note 1 and ForCo Note 2 to ForCo in exchange for Equity Interests of ForCo with equivalent fair market value, as described in “Closing Date, Step 27” of the Closing Steps Schedule, and each of ForCo Note 1 and ForCo Note 2 shall thereafter be cancelled; and

(11) using the proceeds described in clause (9) above, VNPI UK will repay an intercompany loan owing to NATT in partial satisfaction of the Venanpri Closing Cash Consideration as described in “Closing Date, Step 28” of the Closing Steps Schedule.

(xvii) the respective fair market values of the Bellota US Interests and VNPI International Interests, together with the respective fair market values of the

Equity Interests issued, promissory notes issued and cash payments made in exchange for such interests, as described in “Pre-Consummation Date, Steps 1-4”, and “Closing Date, 5-15 and 20-28” of the Closing Steps Schedule (collectively, the “Venanpri Closing Transaction Steps”), shall be determined, and subject to adjustment at Closing and after Closing, in accordance with Section 1.6, Section 7.15, and the methodology outlined in the “Adjustments at Closing” and “Final Post-Closing Adjustments” sections of the Illustrative Calculation of Allocation of Purchase Price Adjustment of the Venanpri Target Companies set forth in Exhibit J, including to reflect the Venanpri Closing Cash Consideration described in the Estimated Venanpri Closing Statement and/or to reflect the Venanpri Final Cash Consideration described in the Final Venanpri Closing Statement (as finally determined in accordance with Section 1.6(b)) and in connection with any adjustment contemplated by Section 7.15. Accordingly, the respective forms and/or amounts of consideration paid, issued, transferred, exchanged, contributed, distributed, repaid or otherwise delivered pursuant to the Venanpri Closing Transaction Steps shall correspondingly be adjusted in accordance with Section 1.6, Section 7.15 and the “Adjustments at Closing” and “Final Post-Closing Adjustments” sections of the Illustrative Calculation of Allocation of Purchase Price Adjustment of the Venanpri Target Companies set forth in Exhibit J to ensure that, for each Venanpri Closing Transaction Step that contemplates the issuance, transfer, exchange, contribution or distribution of Equity Interests, promissory notes and/or cash payments made in exchange for such Equity Interests and/or promissory notes, the consideration therefor reflects the fair market value thereof as of the Closing Date, as adjusted in accordance with Section 1.6, Section 7.15 and the “Adjustments at Closing” and “Final Post-Closing Adjustments” sections of the Illustrative Calculation of Allocation of Purchase Price Adjustment of the Venanpri Target Companies set forth in Exhibit J. For the avoidance of doubt, at Closing, the aggregate net amount paid from the Venanpri Target Companies and ForCo to the Venanpri Parent Group Companies pursuant to the Venanpri Closing Transaction Steps shall be equal to the Venanpri Closing Cash Consideration, and following such adjustment in accordance with Section 1.6(b), and the “Final Post-Closing Adjustments” sections of the Illustrative Calculation of Allocation of Purchase Price Adjustment of the Venanpri Target Companies set forth in Exhibit J, (i) the aggregate net amount paid by the Venanpri Target Companies and ForCo to the Venanpri Parent Group Companies pursuant to the Venanpri Closing Transaction Steps shall equal the Venanpri Final Cash Consideration, (ii) the aggregate number and value of Equity Interests of ForCo issued collectively to FinCo, VNPI Spain and Bellota AG in connection with the Venanpri Closing Transaction Steps shall remain unchanged from the aggregate number and value issued in connection with Venanpri Closing Transaction Steps prior to such adjustment (but the allocation of such Equity Interests of ForCo between FinCo, VNPI Spain and Bellota AG throughout the Venanpri

Closing Transaction Steps may be adjusted in accordance with Exhibit J), and (iii) the aggregate number and value of Venanpri Closing Buyer Interests in the name of VNPI Spain following completion of the Venanpri Closing Transaction Steps shall remain unchanged from the aggregate number and value issued in connection with Venanpri Closing Transaction Steps prior to such adjustment; and

(xviii) the Parties agree to execute any and all further reasonable documents, agreements and instruments and take all further reasonable action described in the Closing Steps Schedule or that Venanpri may reasonably request in order to effectuate the adjustments described in clause (xvi) above.

1.2. UK Transfer. The sale and transfer or contribution of Equity Interests in VNPI UK to ForCo shall be implemented and shall take effect in accordance with the following steps: (a) on the intended date of closing of such sale and transfer or contribution, VNPI Spain shall declare in agreed form attached hereto as Exhibit H that it holds the applicable interests in VNPI UK on bare trust and as nominee for ForCo in exchange for payment of the consideration (whether in cash or otherwise) due in respect of such sale and transfer or contribution and Forco shall, within the statutory time period, pay any applicable stamp duty tax in respect of the acquisition of Equity Interests in VNPI UK; and (b) following completion of the declaration of trust, and in accordance with such declaration, ForCo shall promptly serve notice on VNPI Spain to transfer legal title in the interests in VNPI UK for no consideration and VNPI Spain shall deliver a duly executed stock transfer form in favor of ForCo following which VNPI UK shall update its share register immediately on completion of such transfer.

1.3. Closing. Subject to the terms and conditions of this Agreement, the Transactions contemplated hereby shall take place at a closing (the “Closing”), with the steps described in Section 1.1(a) to be held and take place on the date that is two (2) Business Days after the day on which the last of the conditions to Closing set forth in Article VIII have been satisfied or waived in writing (other than conditions which, by their nature, are to be satisfied in connection with the Pre-Consummation) (such date, which must occur on a Monday, Tuesday, Wednesday, or Thursday, the “Pre-Consummation Date”) and the steps described in Section 1.1(b) to be held and take place on the day immediately following the Pre-Consummation Date (provided that the conditions to Closing that were satisfied or waived as of the Pre-Consummation Date remain so satisfied or waived on such date) (such date being the “Closing Date”), in each case, remotely via the electronic exchange of documents and executed signature pages on a date to be specified by the Parties (or the Closing may be consummated at such other place and/or time as Buyer and Sellers may mutually agree). Except as otherwise specified herein, all actions to be taken and all documents to be executed and delivered by the Parties at the Closing will be deemed to have been taken and executed in accordance with the Closing Steps Schedule, and no proceedings will be deemed to have been taken, nor documents executed or delivered, until all have been taken, executed and delivered in accordance therewith.

1.4. Surrender and Payment.

(a) Paying Agent / Custodian. Prior to the Pre-Consummation Date, each of Griffon HoldCo, New Ames Equity Sub, and Venanpri shall appoint an Affiliate of Deutsche Bank

AG (such Affiliate, the “Paying Agent”) to act as its agent and custodian for the purpose of, as applicable, (i) receiving the Ames Closing Cash Consideration on behalf of Griffon HoldCo or New Ames Equity Sub, as applicable, and disbursing such consideration to Griffon HoldCo or New Ames Equity Sub, as applicable, (ii) receiving the Ames Closing Buyer Interests issued in the name of New Ames Equity Sub on behalf of New Ames Equity Sub, (iii) receiving the Venanpri Closing Cash Consideration on behalf of Venanpri and disbursing such consideration to Venanpri, and (iv) receiving the Venanpri Closing Buyer Interests issued in the name of Venanpri on behalf of Venanpri, with each such receipt and delivery being made on the Closing Date. In connection therewith, each of Griffon HoldCo and Venanpri shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the parties thereto. Each of Griffon HoldCo and Venanpri shall pay all charges and expenses, including those of the Paying Agent, in connection with the payments to be made and deliveries to be made by the Paying Agent hereunder.

(b) Full Satisfaction. (i) The Ames Closing Cash Consideration shall be deemed to have been paid in full to Griffon HoldCo and/or New Ames Equity Sub, as applicable, upon the payment of such amount to the Paying Agent, (ii) the Ames Closing Buyer Interests shall be deemed to have been issued to New Ames Equity Sub and held by the Paying Agent for the benefit of, and further disbursement to, New Ames Equity Sub, (iii) the Venanpri Closing Cash Consideration shall be deemed to have been paid in full to Venanpri upon the payment of such amounts to the Paying Agent, and (iv) the Venanpri Closing Buyer Interests shall be deemed to have been issued to Venanpri and held by the Paying Agent for the benefit of, and further disbursement to, Venanpri, in each case, on the Closing Date, and there shall be no further action required by the Buyer to effect any of the foregoing.

1.5. Deliveries at the Closing.

(a) Deliveries by Griffon HoldCo. On or prior the Pre-Consummation Date, Griffon HoldCo will deliver, or cause to be delivered, to Buyer:

(i) (1) the Debt Release, (2) the Bond Release, and (3) the Lien Release, in each case, in form and substance reasonably satisfactory to Buyer;

(ii) (1) the A&R LLC Agreement of Buyer, duly executed by New Ames Equity Sub, (2) the Transition Services Agreement, duly executed by Griffon, and (3) the Ames License Agreements, duly executed by Ames Companies and Ames Australasia;

(iii) a duly executed IRS Form W-9 of Griffon HoldCo;

(iv) a copy of a duly executed IRS Form 8832 of Ames Companies electing to be treated as a C corporation for U.S. federal income tax purposes, evidence that such Form has been timely filed with the IRS, and, to the extent received prior to the Closing, a copy of the IRS acceptance of such election;

(v) a certificate, duly executed by Griffon HoldCo, certifying that attached to such certificate are (A) a good standing certificate of each Ames Target Company issued by the Secretary of State (or equivalent Governmental Body) of the state or jurisdiction of incorporation or formation indicating that such Ames Target Company is in good standing (or similar concept) in such state or jurisdiction dated as of a date that is within ten (10) days of the Closing Date and (B) the resolutions or consents of the governing bodies of Griffon HoldCo and Ames Companies authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which each of them is a party and the consummation of this transactions contemplated by this Agreement and thereby, including the registration of the transfers of equity in the registers of members of Ames Companies;

(vi) duly executed resignation letters (effective as of the Closing Date) from the directors and officers of the Ames Target Companies specified on Section 1.5(a)(vi) of the Ames Disclosure Schedules;

(vii) evidence that, effective as of the Closing Date, the agreements set forth on Section 1.5(a)(vii) of the Ames Disclosure Schedules shall be terminated and of no further force and effect and the Ames Target Companies shall have no remaining obligations thereunder from and after the Closing Date;

(viii) evidence, in form and substance reasonably satisfactory to Venanpri, of completion of the Ames Pre-Closing Reorganization;

(ix) a duly executed copy of the Ames Paying Agent Agreement, by and between Griffon HoldCo and the Paying Agent;

(x) the third-party consents identified on Section 1.5(a)(x) of the Ames Disclosure Schedules;

(xi) all Title Policies elected to be obtained by Buyer pursuant to Section 7.18, in form and substance reasonably approved by Buyer and with coverage amounts based on the fair market value of the property as determined by either (i) an appraisal of the property by an independent third-party appraiser selected jointly by the Parties or (ii) the Parties, acting reasonably; and

(xii) a copy of the updated title to the Ames Owned Real Property located at 135 Phillips Drive, Woodstock, NB E7M 2K8 (the “Woodstock Property”), evidencing the discharge of the mortgage in favor of Foothill Capital Corporation, together with confirmation from the mortgagee that the corresponding Indebtedness has been paid in full, which shall include an up to date survey of the Woodstock Property, satisfactory to Venanpri (acting reasonably).

(b) Deliveries by Venanpri. On or prior to the Pre-Consummation Date, Venanpri will deliver, or cause to be delivered, to Buyer:

(i) the Pay-Off Letters and the Lien Release letters, in form and substance reasonably satisfactory to Griffon HoldCo;

(ii) (1) the A&R LLC Agreement of Buyer, (2) the Transition Services Agreement, in each case of clauses (1) and (2), duly executed by VNPI Spain, and (3) the Venanpri License Agreements, duly executed by Bellota Spain and NATT;

(iii) a duly executed IRS Form W-8BEN-E of each of VNPI Spain and Bellota Switzerland;

(iv) a declaration of trust evidencing that VNPI Spain holds the Equity Interests in VNPI UK on bare trust and as nominee for ForCo, in agreed form, duly signed by VNPI Spain in favor of ForCo;

(v) stock transfer forms evidencing that VNPI Spain transfers the legal title to the Equity Interests of VNPI UK to ForCo, in agreed form, duly signed by VNPI Spain in favor of ForCo;

(vi) a certificate, duly executed by VNPI Spain, certifying that attached to such certificate are (A) a good standing certificate for each Venanpri Target Company issued by the Secretary of State (or equivalent Governmental Body) of the applicable state or jurisdiction of incorporation or formation indicating that such Venanpri Target Company is in good standing (or similar concept) in such state or jurisdiction dated as of a date that is within ten (10) days of the Closing Date and (B) the resolutions or consents of the governing bodies of Venanpri authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which each of them is a party and the consummation of this transactions contemplated by this Agreement and thereby; including the registration of the transfers of Equity Interests in the registers of members of each applicable Venanpri Target Company;

(vii) share certificates in respect of all issued shares in the capital of VNPI UK or, to the extent not provided, an indemnity, in agreed form, for any lost certificates duly executed by VNPI Spain and the share certificates in respect of all issued shares in the capital of the Subsidiary of VNPI UK;

(viii) duly executed resignation letters (effective as of the Closing Date) from the directors and officers of the Venanpri Target Companies specified on Section 1.5(b)(viii) of the Venanpri Disclosure Schedules;

(ix) evidence that, effective as of the Closing Date, the agreements set forth on Section 1.6 of the Venanpri Disclosure Schedules shall be terminated and of no further force and effect and the Venanpri Target Companies shall have no remaining obligations thereunder from and after the Closing Date;

(x) evidence that the equityholders of VNPI Spain and Bellota Switzerland have ratified this Agreement and the applicable Ancillary Agreements to which VNPI Spain or Bellota Switzerland is or will be a party, and the consummation of the transactions contemplated hereby and thereby (the “Venanpri Equityholder Ratifications”);

(xi) evidence, in form and substance reasonably satisfactory to Griffon HoldCo, of completion of the Venanpri Pre-Closing Reorganization;

(xii) a duly executed copy of the Venanpri Paying Agent Agreement, by and between Venanpri and the Paying Agent; and

(xiii) the third-party consents identified on Section 1.5(b)(xiii) of the Venanpri Disclosure Schedules.

(c) Deliveries by Buyer. Buyer will:

(i) on or prior to the Closing Date, pay in cash to the Paying Agent, for the benefit of Griffon HoldCo, by wire transfer of immediately available funds, the Ames Closing Cash Consideration;

(ii) on or prior to the Closing Date, cause FinCo to issue to Venanpri and/or its Affiliates specified in “Closing Date, Steps 9-10” of the Closing Steps Schedules, the respective promissory notes set forth in “Closing Date, Steps 9-10” of the Closing Steps Schedule (the “Closing Promissory Notes”), each of which shall be legally cancelled in connection with “Closing Date, Step 15” of the Closing Steps Schedule;

(iii) on or prior to the Closing Date, pay or cause to be paid, in cash to the Paying Agent, for the benefit of Venanpri and/or its Affiliates specified in “Closing Date, Steps 21, 24, 26 and 28” of the Closing Steps Schedules, the aggregate amount set forth in “Closing Date, Steps 21, 24, 26 and 28” of the Closing Steps Schedule, by wire transfer of immediately available funds, in an aggregate amount equal to the Venanpri Closing Cash Consideration;

(iv) on or prior to the Closing Date, pay to the Persons specified in the Pay-Off Letters, by wire transfer of immediately available funds, on behalf of Venanpri, all the amounts set forth in such Pay-Off Letters in accordance with the instructions set forth therein;

(v) on or prior to the Closing Date, pay to such account or accounts as Griffon HoldCo or Venanpri indicates in writing to Buyer, and as set forth in Final Invoices delivered to Buyer, in each case not less than two (2) Business Days prior to the Closing Date, the amount payable to each Person to which Shared Transaction Expenses, Ames Transaction Expenses, or Venanpri Transaction Expenses are due and payable at the Closing;

(vi) on or prior to the Pre-Consummation Date, deliver to Griffon HoldCo (A) the A&R LLC Agreement of Buyer, duly executed by Buyer, (B) the Transition Services Agreement, duly executed by Buyer, (C) the Ames License Agreements, duly executed by Buyer, (D) the Solvency Opinion, and (E) the Fairness Opinion;

(vii) on or prior to the Pre-Consummation Date, deliver to Venanpri (A) the A&R LLC Agreement of Buyer and (B) the Transition Services Agreement, in each case, duly executed by Buyer, (C) the Venanpri License Agreements, duly executed by Buyer, (D) the Solvency Opinion, and (E) the Fairness Opinion;

(viii) on or prior to the Closing Date, issue the Ames Closing Buyer Interests to and in the name of New Ames Equity Sub, and the Venanpri Closing Buyer Interests to and in the name of VNPI and ONCAP Merv LP such that the respective numbers of Buyer Interests so issued result in New Ames Equity Sub owning 42.80% of the issued and outstanding Equity Interests of Buyer upon the Closing Date, VNPI Spain owning 52.15% and ONCAP Merv LP owning 5.05% of the issued and outstanding Equity Interests of Buyer upon the Closing Date;

(ix) on or prior to the Closing Date, cause FinCo to deliver the Second Lien Facilities to 2L Loan HoldCo;

(x) on or prior to the Pre-Consummation Date, deliver to Venanpri and Griffon HoldCo a copy of a duly executed IRS Form 8832 of Buyer electing to be classified as a C corporation for U.S. federal income tax purposes and evidence that such Form has been timely filed with the IRS; and

(xi) on or prior to the Pre-Consummation Date, deliver to Venanpri and Griffon HoldCo a copy of an omnibus consent of the equityholders of Buyer, MidCo, FinCo and ForCo, in their respective capacities as the sole member of such entities, approving this Agreement, the applicable Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby (the “Omnibus Consent”).

(d) Other Deliveries. On or prior to the Pre-Consummation Date, the closing certificates and other documents required to be delivered pursuant to Article VIII with respect to the Closing will be exchanged.

1.6. Purchase Price Adjustment.

(a) Estimated Venanpri Closing Statement and Estimated Ames Closing Statement.

(i) No later than two (2) Business Days prior to the Closing Date, Venanpri will deliver to Buyer and Griffon HoldCo a written statement (the “Estimated Venanpri Closing Statement”) setting forth its good faith calculation and estimate of (A) the amount of Indebtedness of the Venanpri Target Companies outstanding as of the Calculation Time (the “Estimated Venanpri Indebtedness”), (B) the projected Venanpri Net Working Capital as of the Calculation Time (the “Estimated Venanpri Net Working Capital”), (C) the projected amount of Cash of the Venanpri Target Companies as of the Calculation Time (the “Estimated Venanpri Cash”) and (D) the amount of Venanpri Transaction Expenses incurred and not yet paid as of the Calculation Time (the “Estimated Venanpri Transaction Expenses”), together with reasonable supporting detail of each of the calculations contained therein. The Estimated Venanpri Closing Statement and the component items and calculations therein shall be prepared in accordance with this Agreement, including the Venanpri Accounting Principles set forth on Exhibit A-2 attached hereto. The Estimated Venanpri Closing Statement shall also include a calculation of the allocation of the Purchase Price Adjustment of the Venanpri Target Companies, calculated in accordance with Exhibit J, which shall reflect the modifications to the form and/or amounts of consideration set forth in each of the Venanpri Closing Transaction Steps in order to effect the adjustments to the aggregate Venanpri Closing Cash Consideration described in the Estimated Venanpri Closing Statement, provided that the aggregate net amounts paid from the Venanpri Target Companies and ForCo to the Venanpri Parent Group Companies pursuant to the Venanpri Closing Transaction Steps following such adjustment shall equal the Venanpri Closing Cash Consideration. Venanpri will discuss in good faith any modifications proposed by Buyer or Griffon HoldCo, but in no event shall any objections to the Estimated Venanpri Closing Statement delay the Closing. If the Estimated Venanpri Net Working Capital is greater than the Venanpri Higher Target Net Working Capital, such excess amount shall be the “Estimated Venanpri Net Working Capital Excess Amount”. If the Estimated Venanpri Net Working Capital is less than the Venanpri Lower Target Net Working Capital, such deficiency shall be the “Estimated Venanpri Net Working Capital Deficiency Amount”. If the Estimated Venanpri Net Working Capital is both (x) either equal to or less than the Venanpri Higher Target Net Working Capital and (y) either equal to or greater than the Venanpri Lower Target Net Working Capital, then each of the Estimated Venanpri Net Working Capital Excess Amount and the Estimated Venanpri Net Working Capital Deficiency Amount shall be zero dollars ($0). In no event will the determination of the amounts set forth in the Estimated Venanpri Closing Statement prejudice any Party’s rights under this Section 1.6 or constitute an acknowledgment by Buyer or Griffon HoldCo of the accuracy of the Estimated Venanpri Closing Statement, the components thereof, or the calculations therein.

(ii) No later than two (2) Business Days prior to the Closing Date, Griffon HoldCo will deliver to Buyer and Venanpri a written statement (the “Estimated Ames Closing Statement”) setting forth its good faith calculation and estimate of (A) the amount of Indebtedness of the Ames Target Companies outstanding as of the Calculation Time (the “Estimated Ames Indebtedness”), (B) the projected Ames Net Working Capital as of the Calculation Time (the “Estimated Ames Net Working Capital”), (C) the projected amount of Cash of the Ames Target Companies as of the Calculation Time (the “Estimated Ames Cash”) and (D) the amount of Ames Transaction Expenses incurred and not yet paid as of the Calculation Time (the “Estimated Ames Transaction Expenses”), together with reasonable supporting detail of each of the calculations contained therein. The Estimated Ames Closing Statement and the component items and calculations therein shall be prepared in accordance with the terms of (including the definitions contained in) this Agreement, including the Ames Accounting Principles set forth on Exhibit A-1 attached hereto. Griffon HoldCo will discuss in good faith any modifications thereto proposed by Buyer or Venanpri, but in no event shall any objections to the Estimated Ames Closing Statement delay the Closing. If the Estimated Ames Net Working Capital is greater than the Ames Higher Target Net Working Capital, such excess amount shall be the “Estimated Ames Net Working Capital Excess Amount”. If the Estimated Ames Net Working Capital is less than the Ames Lower Target Net Working Capital, such deficiency shall be the “Estimated Ames Net Working Capital Deficiency Amount”. If the Estimated Ames Net Working Capital is both (x) either equal to or less than the Ames Higher Target Net Working Capital and (y) either equal to or greater than the Ames Lower Target Net Working Capital, then each of the Estimated Ames Net Working Capital Excess Amount and the Estimated Ames Net Working Capital Deficiency Amount shall be zero dollars ($0). In no event will the determination of the amounts set forth in the Estimated Ames Closing Statement delivered hereunder prejudice any Party’s rights under this Section 1.6 or constitute an acknowledgment by Buyer or Venanpri of the accuracy of the Estimated Ames Closing Statement, the components thereof or the calculations therein.

(b) Final Venanpri Closing Statement and Final Ames Closing Statement.

(i) No later than ninety (90) days after the Closing Date, which date may be extended for an additional thirty (30) days by mutual written consent of Buyer, Griffon HoldCo and Venanpri, such consent not to be unreasonably conditioned or withheld, Buyer will cause to be prepared and delivered to Venanpri and Griffon HoldCo a closing statement (the “Final Venanpri Closing Statement”) setting forth the Buyer’s calculation of (A) the amount of Indebtedness of the Venanpri Target Companies (the “Closing Venanpri Indebtedness”), (B) Venanpri Net Working Capital (the “Closing Venanpri Net Working Capital”), (C) the amount of Cash of the Venanpri Target Companies (the “Closing Venanpri Cash”), and (D) Venanpri Transaction Expenses (the “Closing Venanpri Transaction Expenses”), each calculated as of the Calculation Time, and together with reasonable supporting detail of each of the calculations contained therein. The Final Venanpri Closing Statement shall also include a calculation of the allocation of Purchase Price Adjustment of the Venanpri Target Companies, calculated in accordance with Exhibit J, which shall reflect the modifications to the amounts set forth in the Venanpri Closing Transaction Steps in order to effect the adjustments to the aggregate Venanpri Final Cash Consideration described in the Final Venanpri Closing Statement, provided that (i) the aggregate net amount paid by the Venanpri Target Companies and ForCo to the Venanpri Parent Group Companies pursuant to the Venanpri Closing Transaction Steps shall equal the Venanpri Final Cash Consideration, (ii) the aggregate number and value of Equity Interests of ForCo issued collectively to FinCo, VNPI Spain and Bellota AG in connection with the Venanpri Closing Transaction Steps shall remain unchanged from the aggregate number and value issued in connection with Venanpri Closing Transaction Steps prior to such adjustment (but the allocation of such Equity Interests of ForCo between FinCo, VNPI Spain and Bellota AG throughout the Venanpri Closing Transaction Steps may be adjusted in accordance with Exhibit J), and (iii) the aggregate number and value of Venanpri Closing Buyer Interests in the name of VNPI Spain following completion of the Venanpri Closing Transaction Steps shall remain unchanged from the aggregate number and value issued in connection with Venanpri Closing Transaction Steps prior to such adjustment. If the Closing Venanpri Net Working Capital is greater than the Venanpri Higher Target Net Working Capital, such excess amount shall be the “Closing Venanpri Net Working Capital Excess Amount”. If the Closing Venanpri Net Working Capital is less than the Venanpri Lower Target Net Working Capital, such deficiency shall be the “Closing Venanpri Net Working Capital Deficiency Amount”. If the Closing Venanpri Net Working Capital is both (x) either equal to or less than the Venanpri Higher Target Net Working Capital and (y) either equal to or greater than the Venanpri Lower Target Net Working Capital, then each of the Closing Venanpri Net Working Capital Excess Amount and the Closing Venanpri Net Working Capital Deficiency Amount shall be zero dollars ($0). The Final Venanpri Closing Statement and the component items and calculations therein shall be prepared in accordance with the terms of (including the definitions contained in) this Agreement, including the Venanpri Accounting Principles. Absent Fraud on the part of Venanpri or its Subsidiaries and subject to Section 1.6(d), the Final Venanpri Closing Statement shall be conclusive, final and binding on all Parties unless a Venanpri Notice of Disagreement is delivered in accordance with Section 1.6(c)(i).

(ii) No later than ninety (90) days after the Closing Date, which date may be extended for an additional thirty (30) days by mutual written consent of Buyer, Griffon HoldCo and Venanpri, such consent not to be unreasonably conditioned, delayed or withheld, Buyer will cause to be prepared and delivered to Griffon HoldCo and Venanpri a closing statement (the “Final Ames Closing Statement”) setting forth the Buyer’s calculation of (A) the amount of any Indebtedness of the Ames Target Companies (the “Closing Ames Indebtedness”), (B) the Ames Net Working Capital (the “Closing Ames Net Working Capital”), (C) the amount of Cash of the Ames Target Companies (the “Closing Ames Cash”), and (D) Ames Transaction Expenses (the “Closing Ames Transaction Expenses”), each calculated as of the Calculation Time, and together with reasonable supporting detail of each of the calculations contained therein. If the Closing Ames Net Working Capital is greater than the Ames Higher Target Net Working Capital, such excess amount shall be the “Closing Ames Net Working Capital Excess Amount”. If the Closing Ames Net Working Capital is less than the Ames Lower Target Net Working Capital, such deficiency shall be the “Closing Ames Net Working Capital Deficiency Amount”. If the Closing Ames Net Working Capital is both (x) either equal to or less than the Ames Higher Target Net Working Capital and (y) either equal to or greater than the Ames Lower Target Net Working Capital, then each of the Closing Ames Net Working Capital Excess Amount and the Closing Ames Net Working Capital Deficiency Amount shall be zero dollars ($0). The Final Ames Closing Statement and the component items and calculations therein shall be prepared in accordance with the terms of (including the definitions contained in) this Agreement, including the Ames Accounting Principles. Absent Fraud on the part of Griffon HoldCo or its Subsidiaries and subject to Section 1.6(d), the Final Ames Closing Statement shall be conclusive, final and binding on all Parties unless an Ames Notice of Disagreement is delivered in accordance with Section 1.6(c)(ii).

(c) Disputes.

(i) If Venanpri disagrees in good faith with Buyer’s calculation of Closing Venanpri Indebtedness, Closing Venanpri Net Working Capital, Closing Venanpri Cash, Closing Venanpri Transaction Expenses, and/or Venanpri Final Cash Consideration set forth in the Final Venanpri Closing Statement, Venanpri may, within forty-five (45) days after delivery of the Final Venanpri Closing Statement (such forty-five (45)-day period, the “Review Period”), deliver a notice (the “Venanpri Notice of Disagreement”) to Buyer and Griffon HoldCo providing reasonable detail of the reason for any disagreement and setting forth Venanpri’s calculation of such amount.

(ii) If Griffon HoldCo disagrees in good faith with Buyer’s calculation of Closing Ames Indebtedness, Closing Ames Net Working Capital, Closing Ames Cash, Closing Ames Transaction Expenses, and/or Ames Final Cash Consideration set forth in the Final Ames Closing Statement, Griffon HoldCo may, within the Review Period, deliver a notice (the “Ames Notice of Disagreement”) to Buyer and Venanpri providing reasonable detail of the reason for any disagreement and setting forth Griffon HoldCo’s calculation of such amount.

(iii) If a Venanpri Notice of Disagreement has been properly delivered pursuant to Section 1.6(c)(i), Venanpri, on the one hand, and Buyer personnel designated by Griffon HoldCo, on the other hand, will, during the thirty (30) days following such delivery, negotiate in good faith to reach an agreement on the amounts of the Venanpri Final Cash Consideration, Closing Venanpri Indebtedness, Closing Venanpri Net Working Capital, Closing Venanpri Cash and Closing Venanpri Transaction Expenses. If, during such period, Venanpri and Buyer are unable to reach such an agreement, they will promptly thereafter cause a nationally recognized independent public accounting firm with relevant experience in resolving purchase price disputes which is mutually agreed by Venanpri and Griffon HoldCo (the “Independent Accountant”) to review the relevant portions of this Agreement for the purpose of calculating the Venanpri Final Cash Consideration, Closing Venanpri Indebtedness, Closing Venanpri Net Working Capital, Closing Venanpri Cash and/or Closing Venanpri Transaction Expenses to the extent such component is included in the Venanpri Notice of Disagreement. Such calculation will be made by the Independent Accountant in accordance with this Agreement, including the Venanpri Accounting Principles, and, in making such calculation, the Independent Accountant will function as an expert and not an arbitrator. The Independent Accountant will make its determination based solely on presentations and supporting material provided by Buyer personnel designated by Griffon HoldCo and Venanpri and not pursuant to any independent audit or review, and Buyer and Venanpri shall each furnish to the Independent Accountant promptly any supporting documentation relating to the remaining disputed items being reviewed by the Independent Accountant as the Independent Accountant may reasonably request. Any presentations or supporting material or documentation provided by a Party to the Independent Accountant shall simultaneously be provided to the other Parties hereunder. Venanpri, Buyer, and Griffon HoldCo shall not conduct any ex parte conferences with the Independent Accountant in connection with the Venanpri Notice of Disagreement. The Independent Accountant will deliver to Venanpri, Griffon HoldCo, and Buyer, as promptly as practicable (and Buyer, Griffon HoldCo, and Venanpri will use their respective reasonable best efforts to cause the Independent Accountant to deliver such report no later than thirty (30) days from the date of engagement of the Independent Accountant), a report setting forth its calculation of the Venanpri Final Cash Consideration, Closing Venanpri Indebtedness, Closing Venanpri Net Working Capital, Closing Venanpri Cash and/or Closing Venanpri Transaction Expenses, to the extent such component is included in the Venanpri Notice of Disagreement; provided, that the Independent Accountant may not assign a value to any item greater than the greatest value for such item claimed by any Party or less than the smallest value for such item claimed by any Party in the Final Venanpri Closing Statement or Venanpri Notice of Disagreement, as applicable. Such report will be final and binding upon the Parties, absent manifest error or Fraud. The cost of any such review and report by the Independent Accountant will be paid on a proportionate basis by Griffon HoldCo, on the one hand, and Venanpri, on the other hand, based on the percentage which the portion of the contested amount not awarded to such Party bears to the amount contested, as finally determined by the Independent Accountant. For example, if it is Griffon HoldCo’s position that the adjustment owed is $300, it is Venanpri’s position that the adjustment owed is $100 and the Independent Accountant’s finding is that the adjustment owed is $250, then Griffon HoldCo shall pay 25% (300-250 / 300-100) of the Independent Accountant’s fees, and Venanpri shall pay 75% (250-100 / 300-100) of the Independent Accountant’s fees and expenses.

(iv) If an Ames Notice of Disagreement has been properly delivered pursuant to Section 1.6(c)(ii), Griffon HoldCo and Buyer personnel designated by Venanpri will, during the thirty (30) days following such delivery, negotiate in good faith to reach an agreement on the amounts of the Ames Final Cash Consideration, Closing Ames Indebtedness, Closing Ames Net Working Capital, Closing Ames Cash and Closing Ames Transaction Expenses. If, during such period, Griffon HoldCo and Buyer are unable to reach such an agreement, they will promptly thereafter cause the Independent Accountant to review the relevant portions of this Agreement for the purpose of calculating the Ames Final Cash Consideration, Closing Ames Indebtedness, Closing Ames Net Working Capital, Closing Ames Cash and/or Closing Ames Transaction Expenses to the extent such component is included in the Venanpri Notice of Disagreement. Such calculation will be made by the Independent Accountant in accordance with this Agreement, including the Ames Accounting Principles, and, in making such calculation, the Independent Accountant will function as an expert and not an arbitrator. The Independent Accountant will make its determination based solely on presentations and supporting material provided by Buyer personnel designated by Venanpri and Griffon HoldCo and not pursuant to any independent audit or review, and Buyer, Griffon HoldCo, and Venanpri shall each furnish to the Independent Accountant promptly any supporting documentation relating to the remaining disputed items being reviewed by the Independent Accountant as the Independent Accountant may reasonably request. Any presentations or supporting material or documentation provided by a Party to the Independent Accountant shall simultaneously be provided to the other Parties hereunder. Venanpri, Buyer, and Griffon HoldCo shall not conduct any ex parte conferences with the Independent Accountant in connection with the Ames Notice of Disagreement. The Independent Accountant will deliver to Griffon HoldCo, Buyer, and Venanpri as promptly as practicable (and Buyer, Griffon HoldCo, and Venanpri will use their respective reasonable best efforts to cause the Independent Accountant to deliver such report no later than thirty (30) days from the date of engagement of the Independent Accountant), a report setting forth its calculation of the Ames Final Cash Consideration, Closing Ames Indebtedness, Closing Ames Net Working Capital, Closing Ames Cash and/or Closing Ames Transaction Expenses, to the extent such component is included in the Ames Notice of Disagreement; provided, that the Independent Accountant may not assign a value to any item greater than the greatest value for such item claimed by any Party or less than the smallest value for such item claimed by any Party in the Final Ames Closing Statement or Ames Notice of Disagreement, as applicable. Such report will be final and binding upon the Parties, absent manifest error or Fraud. The cost of any such review and report by the Independent Accountant will be paid on a proportionate basis by Venanpri, on the one hand, and Griffon HoldCo, on the other hand, based on the percentage which the portion of the contested amount not awarded to such Party bears to the amount contested, as finally determined by the Independent Accountant. For example, if it is Venanpri’s position that the adjustment owed is $300, it is Griffon HoldCo’s position that the adjustment owed is $100 and the Independent Accountant’s finding is that the adjustment owed is $250, then Venanpri shall pay 25% (300-250 / 300-100) of the Independent Accountant’s fees, and Griffon HoldCo shall pay 75% (250-100 / 300-100) of the Independent Accountant’s fees and expenses.

(d) Venanpri Final Cash Consideration and Ames Final Cash Consideration.

(i) If the Venanpri Closing Cash Consideration is less than the Venanpri Final Cash Consideration, then Buyer will promptly pay an amount equal to the amount by which the Venanpri Final Cash Consideration exceeds the Venanpri Closing Cash Consideration to Venanpri or its designated Affiliate (the “Venanpri Positive Adjustment”), and Venanpri and Buyer shall, and shall cause the Venanpri Target Companies to, enter into any and all further reasonable documents, agreements and instruments and take all further reasonable action as may be necessary to reflect the Venanpri Positive Adjustment through the various documents, agreements and instruments by which the Venanpri Closing Transaction Steps were consummated.

(ii) If the Venanpri Closing Cash Consideration is greater than the Venanpri Final Cash Consideration, then Venanpri will promptly pay or cause to be paid an amount equal to the amount by which the Venanpri Closing Cash Consideration exceeds the Venanpri Final Cash Consideration to Buyer (the “Venanpri Negative Adjustment”), and Venanpri and Buyer shall, and shall cause the Venanpri Target Companies to, enter into any and all further reasonable documents, agreements and instruments and take all further reasonable action as may be necessary to reflect the Venanpri Negative Adjustment through the various documents, agreements and instruments by which the Venanpri Closing Transaction Steps were consummated.

(iii) If the Ames Closing Cash Consideration is less than the Ames Final Cash Consideration, then Buyer will promptly pay an amount equal to the amount by which the Ames Final Cash Consideration exceeds the Ames Closing Cash Consideration to Griffon HoldCo or its designated Affiliate (the “Ames Positive Adjustment”).

(iv) If the Ames Closing Cash Consideration is greater than the Ames Final Cash Consideration, then Griffon HoldCo will promptly pay or cause to be paid an amount equal to the amount by which the Ames Closing Cash Consideration exceeds the Ames Final Cash Consideration to Buyer (the “Ames Negative Adjustment”).

(v) Any payments made pursuant to this Section 1.6(d) will be made as soon as practicable, but in no event more than five (5) Business Days after the Venanpri Positive Adjustment or Venanpri Negative Adjustment, and Ames Positive Adjustment or Ames Negative Adjustment, and the components thereof, have been finally determined in accordance with this Section 1.6, by wire transfer of immediately available funds to the account(s) designated in writing by Venanpri or Griffon HoldCo, as applicable.

(e) During the period prior to the delivery of the Final Ames Closing Statement and the Final Venanpri Closing Statement, the Buyer, Venanpri, Griffon HoldCo, and their respective representatives will be permitted to review the work papers of Buyer, Venanpri, and Griffon HoldCo and their respective independent accountants (subject to such Party’s and their representatives’ execution of customary access letters) and will have access to such personnel and representatives reasonably necessary to assist Buyer, Venanpri, and Griffon HoldCo in their respective review of the Final Ames Closing Statement and the Final Venanpri Closing Statement, as applicable, as well as the relevant books and records of Venanpri and Griffon HoldCo.

1.7. Withholding. Buyer, Venanpri, Griffon HoldCo, the Paying Agent, and their respective Affiliates shall be permitted to withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be withheld with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Law; provided that each Party and its representative shall give the other Parties reasonable prior notice and the opportunity, in good faith, to contest and prevent such withholding and deduction. The Parties shall use commercially reasonable efforts to give or cause to be given to the other Parties such assistance and such information concerning the reasons for withholding or deduction (including, in reasonable detail, the method of calculation for the withholding or deduction thereof) as may be necessary to enable such party to claim exemption therefrom, or credit therefor, or relief (whether at source or by reclaim) therefrom, and in each case, shall furnish the other Parties, as applicable, with proper documentation of the taxes withheld and deducted and remitted to the appropriate Governmental Body. Such withheld and remitted amounts shall be paid to the appropriate Governmental Body and will be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such withholding was made and paid.

Article II

REPRESENTATIONS AND WARRANTIES OF The Ames Selling Parties

The Ames Selling Parties, on a joint and several basis, represent and warrant to Buyer and Venanpri, subject to such qualifications and exceptions as are disclosed in the Ames Disclosure Schedules in respect of the applicable representations and warranties against which they are disclosed, that:

2.1. Organization and Good Standing. Each of the Ames Selling Parties are duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation.

2.2. Authorization. Each of the Ames Selling Parties has full power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is or will be a party, as applicable, and to perform its obligations hereunder and thereunder, as applicable and to consummate the Transactions. No consent of the stockholders of any Ames Selling Party is required in connection with the execution, delivery and performance by the Ames Selling Parties of this Agreement and the execution, delivery and performance by any Ames Selling Party of the Ancillary Agreements to which such Ames Selling Party is a party, and the consummation of the transactions contemplated hereby and thereby. The execution, delivery and performance by the Ames Selling Parties of this Agreement and each Ancillary Agreement to which it is or will be a party, as applicable, and the consummation of the Transactions has been duly and validly authorized by all requisite action on the part of the Ames Selling Parties, and the Ames Selling Parties have each obtained all necessary authorizations and approvals required in connection with this Agreement and the Ancillary Agreements, and no other actions or proceedings on the part of any Ames Selling Party is necessary to authorize the execution, delivery or performance of this Agreement or the Ancillary Agreements and the consummation the Transactions contemplated hereby and thereby. This Agreement and each of the Ancillary Agreements to which any Ames Selling Party is or will be a party, when executed and delivered by Buyer and the other parties hereto and thereto, will be duly and validly executed and constitute valid and legally binding obligations of such Ames Selling Party, as applicable, enforceable against such Ames Selling Party, as applicable, in accordance with their respective terms, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting or relating to creditors’ rights and remedies generally and the availability of injunctive relief and other equitable remedies (the “Enforceability Exception”).

2.3. Non-Contravention. The execution, delivery and performance by the Ames Selling Parties of this Agreement and the Ancillary Agreements to which either of them is or will be a party, as applicable, and the consummation of the Transactions, do not and will not (a) conflict with, violate or result in the breach of, or constitute a default under (whether after the giving of notice or the lapse of time or both), or require notice, consent or any other action by any Person under any provision of their respective Organizational Documents, (b) conflict with, violate or result in the breach of, or constitute a default under (whether after the giving of notice, lapse or time or both), or result in the termination, cancellation, modification or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of any Ames Selling Party, or result in a loss of any benefit to which any Ames Selling Party is entitled, or require notice, consent or any other action by any Person under any Contract of any Ames Selling Party or by which any Ames Selling Party or any of their respective properties or assets is bound or affected, or (c) violate or result in a violation of or breach under or constitute a default under or require notice, consent or any other action by any Person under any Law to which any Ames Selling Party is subject, or under any Governmental Authorization, (d) result in the creation or imposition of a Lien (other than a Permitted Lien) on any of the properties or assets of any Ames Selling Party, other than, in the case of clauses (b), (c) and (d), such conflicts, breaches, terminations, defaults, cancellations, accelerations, losses or violations that would not reasonably be expected to have a material adverse effect on the Ames Selling Parties’ ability to perform any of their respective obligations under this Agreement or any Ancillary Agreement to which any Ames Selling Party is or will be a party.

2.4. Ownership of Interests. As of the Initial Agreement Date and until the consummation of the Ames Pre-Closing Reorganization, Griffon HoldCo is the sole record and beneficial owner of the issued and outstanding Equity Interests set forth on Section 2.4 of the Ames Disclosure Schedules and has good and valid title to such interests free and clear of any Liens (other than Liens arising under applicable securities Laws). Other than as expressly set forth in this Agreement, there are no outstanding rights, options, rights of first refusal or other agreements or obligations that would require any Ames Selling Party to sell any such interests to any other Person and the Ames Selling Parties are not a party to any Contract that limits or restricts in any manner the ability of the Ames Selling Parties to sell or transfer the interests being sold by them pursuant to this Agreement. Immediately following the consummation of the Ames Pre-Closing Reorganization, New Ames Equity Sub will hold the issued and outstanding Equity Interests of the applicable entity set forth on Section 2.4 of the Ames Disclosure Schedules.

2.5. Litigation and Claims. There is no Legal Proceeding pending or, threatened in writing against Griffon HoldCo or any of its Affiliates, or against the properties or assets of Griffon HoldCo or any of its Affiliates, nor has Griffon HoldCo or any of its Affiliates entered into or been subject to any judgment, consent decree or Order which, in each of the foregoing cases, would reasonably be expected to, individually or in the aggregate, have a material adverse effect on Griffon HoldCo’s or its Affiliates’ ability to sell the Ames Interests or consummate the Transactions.

2.6. Financial Advisors. Except as set forth on Section 2.6 of the Ames Disclosure Schedules, no agent, broker, investment banker, financial advisor, intermediary, finder, consultant or other firm acting on behalf of Griffon HoldCo, New Ames Equity Sub or any of their respective Affiliates will be entitled to any broker’s, finder’s, financial advisor’s, investment banker’s, agent’s or other similar fee or commission, directly or indirectly, in connection with any of the Transactions.

2.7. Investment Representation. Griffon HoldCo or its Affiliate, as applicable, is acquiring the Buyer Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Each of the Ames Selling Parties and their respective Affiliates is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. The Ames Selling Parties each acknowledge, on behalf of itself and its Affiliates, that it is informed as to the risks of the Transactions and of ownership of the Buyer Interests. Each of the Ames Selling Parties acknowledges, on behalf of itself and its respective Affiliates, that the Buyer Interests have not been registered under the Securities Act or any state or foreign securities Laws and that the Buyer Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Buyer Interests are registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws.

2.8. Solvency. As of the Initial Agreement Date, at the Closing, and immediately following the Closing after giving effect to the Transactions contemplated by this Agreement, each of the Ames Selling Parties is and will be Solvent. No step has been taken in any jurisdiction to initiate any process by or under which: (a) the ability of the creditors of any Ames Selling Party to take any action to enforce their debts is suspended, restricted or prevented, (b) some or all of the creditors of any Ames Selling Party accept, by agreement or in pursuance of a court order, an amount less than the sums owing to them in satisfaction of those sums, (c) a Person is appointed to manage the affairs, business and assets of any Ames Selling Party on behalf of its respective creditors, or (d) the holder of a charge over all or any of the assets of any Ames Selling Party is appointed to control the business and/or all or any assets of any Ames Selling Party.

2.9. No Other Representations or Warranties. Except for the representations and warranties contained in this Article II and Article IV (including related portions of the Ames Disclosure Schedules), in any certificate delivered hereunder, and in any Ancillary Agreement, none of Griffon HoldCo, New Ames Equity Sub nor any other Person is making, or has made, any representation or warranty, express or implied, at law or in equity, in respect of Griffon HoldCo or its Subsidiaries, or their respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise), including with respect to the merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the business, the effectiveness or the success of any operations or the accuracy or completeness of any confidential information memoranda, management presentations, projections, documents, material or other information (financial or otherwise) regarding Griffon HoldCo or its Subsidiaries, as applicable, furnished or made available to Venanpri, Buyer or any of their respective representatives in any data room, confidential information memorandum, management presentation or in any other manner or form in expectation of, or in connection with, the Transactions, and each of Griffon HoldCo and New Ames Equity Sub disclaims any other representation and warranty made by any other Person in respect of Griffon HoldCo, New Ames Equity Sub and their Subsidiaries or their respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise).

Article III

REPRESENTATIONS AND WARRANTIES OF VENANPRI

Venanpri represents and warrants to Griffon HoldCo and Buyer, subject to such qualifications and exceptions as are disclosed in the Venanpri Disclosure Schedules in respect of the applicable representations and warranties against which they are disclosed, that:

3.1. Organization and Good Standing. Venanpri is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation.

3.2. Authorization. Venanpri has full power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is or will be a party, as applicable, and to perform its obligations hereunder and thereunder, as applicable and to consummate the Transactions. Except for the Venanpri Equityholder Ratifications, no consent of the equityholders of Venanpri is required in connection with the execution, delivery and performance by Venanpri of this Agreement and the execution, delivery and performance by Venanpri of the applicable Ancillary Agreements to which Venanpri is a party, and the consummation of the transactions contemplated hereby and thereby. The execution, delivery and performance by Venanpri of this Agreement and each Ancillary Agreement to which it is or will be a party, as applicable, and the consummation of the Transactions has been duly and validly authorized by all requisite action on the part of Venanpri and Venanpri has obtained all necessary authorizations and approvals required in connection with this Agreement and the Ancillary Agreements, and no other actions or proceedings on the part of Venanpri are necessary to authorize the execution, delivery or performance of this Agreement or the Ancillary Agreements and the consummation the Transactions contemplated hereby and thereby. This Agreement and each of the Ancillary Agreements to which Venanpri is or will be a party, when executed and delivered by Buyer and the other parties hereto and thereto, will be duly and validly executed and constitute valid and legally binding obligations of Venanpri, enforceable against Venanpri in accordance with their respective terms, as applicable, subject to the Enforceability Exception.

3.3. Non-Contravention. The execution, delivery and performance by Venanpri of this Agreement and the Ancillary Agreements to which it is or will be a party, as applicable, and the consummation of the Transactions, do not and will not (a) conflict with, violate or result in the breach of, or constitute a default under (whether after the giving of notice or the lapse of time or both), or require notice, consent or any other action by any Person under any provision of their respective Organizational Documents, (b) conflict with, violate or result in the breach of, or constitute a default under (whether after the giving of notice, lapse or time or both), or result in the termination, cancellation, modification or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Venanpri, or result in a loss of any benefit to which Venanpri is entitled, or require notice, consent or any other action by any Person under any Contract of Venanpri or by which Venanpri or any of its properties or assets is bound or affected, or (c) violate or result in a violation of or breach under or constitute a default under or require notice, consent or any other action by any Person under any Law to which Venanpri is subject, or under any Governmental Authorization, (d) result in the creation or imposition of a Lien (other than a Permitted Lien) on any of the properties or assets of Venanpri, other than, in the case of clauses (b), (c) and (d), such conflicts, breaches, terminations, defaults, cancellations, accelerations, losses or violations that would not reasonably be expected to have a material adverse effect on Venanpri’s ability to perform any of its obligations under this Agreement or any Ancillary Agreement to which Venanpri is or will be a party.

3.4. Ownership of Interests. As of the Initial Agreement Date and until the consummation of the Venanpri Pre-Closing Reorganization, Venanpri is the sole record and beneficial owner of the issued and outstanding Equity Interests set forth on Section 3.4 of the Venanpri Disclosure Schedules and has good and valid title to such interests free and clear of any Liens (other than Liens arising under applicable securities Laws). Other than as expressly set forth in this Agreement, there are no outstanding rights, options, rights of first refusal or other agreements or obligations that would require Venanpri to sell any such interests to any other Person and Venanpri is not a party to any Contract that limits or restricts in any manner Venanpri’s ability to sell or transfer the interests being sold by it pursuant to this Agreement. Immediately following the consummation of the Venanpri Pre-Closing Reorganization, Venanpri will hold the issued and outstanding Equity Interests of the applicable entity set forth on Section 3.4 of the Venanpri Disclosure Schedules.

3.5. Litigation and Claims. There is no Legal Proceeding pending or threatened in writing against Venanpri or any of its Affiliates, or against the properties or assets of Venanpri or any of its Affiliates, nor has Venanpri or any of its Affiliates entered into or been subject to any judgment, consent decree or Order which, in each of the foregoing cases, would reasonably be expected to, individually or in the aggregate, have a material adverse effect on Venanpri’s ability to sell the Venanpri Interests or consummate the Transactions.

3.6. Financial Advisors. Except as set forth on Section 3.6 of the Venanpri Disclosure Schedules, no agent, broker, investment banker, financial advisor, intermediary, finder, consultant or other firm acting on behalf of Venanpri or any of its Affiliates will be entitled to any broker’s, finder’s, financial advisor’s, investment banker’s, agent’s or other similar fee or commission, directly or indirectly, in connection with any of the Transactions.

3.7. Investment Representation. Venanpri is acquiring the Buyer Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Venanpri is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Venanpri acknowledges that it is informed as to the risks of the Transactions and of ownership of the Buyer Interests. Venanpri acknowledges that the Buyer Interests have not been registered under the Securities Act or any state or foreign securities Laws and that the Buyer Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Buyer Interests are registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws.

3.8. Solvency. As of the Initial Agreement Date, at the Closing, and immediately following the Closing after giving effect to the Transactions contemplated by this Agreement, Venanpri is and will be Solvent. No step has been taken in any jurisdiction to initiate any process by or under which: (a) the ability of the creditors of Venanpri to take any action to enforce their debts is suspended, restricted or prevented, (b) some or all of the creditors of Venanpri accept, by agreement or in pursuance of a court order, an amount less than the sums owing to them in satisfaction of those sums, (c) a Person is appointed to manage the affairs, business and assets of Venanpri on behalf of its creditors, or (d) the holder of a charge over all or any of the assets of Venanpri is appointed to control the business and/or all or any assets of Venanpri.

3.9. No Other Representations or Warranties. Except for the representations and warranties contained in this Article III and Article V, (including related portions of the Venanpri Disclosure Schedules), in any certificate delivered hereunder, and in any Ancillary Agreement, neither Venanpri nor any other Person is making, or has made, any representation or warranty, express or implied, at law or in equity, in respect of Venanpri or its Subsidiaries, or their respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise), including with respect to the merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the business, the effectiveness or the success of any operations or the accuracy or completeness of any confidential information memoranda, management presentations, projections, documents, material or other information (financial or otherwise) regarding Venanpri or its Subsidiaries, as applicable, furnished or made available to Griffon HoldCo, Buyer or any of their respective representatives in any data room, confidential information memorandum, management presentation or in any other manner or form in expectation of, or in connection with, the Transactions, and Venanpri disclaims any other representation and warranty made by any other Person in respect of Venanpri and its Subsidiaries or their respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise).

Article IV

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE AMES TARGET COMPANIES

The Ames Selling Parties, on a joint and several basis, represent and warrant to Buyer and Venanpri, subject to such qualifications and exceptions as are disclosed in the Ames Disclosure Schedules in respect of the applicable representations and warranties against which they are disclosed, that:

4.1. Organization and Good Standing. Each Ames Target Company is duly organized, validly existing and (if applicable) in good standing under the Laws of its jurisdiction of its formation. Each Ames Target Company has all requisite corporate or similar power and authority necessary to own, lease and operate all of its properties and assets and to carry on its respective business as currently conducted and proposed to be conducted, to perform all of its respective obligations under each agreement and instrument under which it is bound, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of its business or the ownership of its properties requires such qualification, except for failures to be so qualified or in good standing, as the case may be, that would not reasonably be expected to have an Ames Material Adverse Effect. Complete and accurate copies of the Organizational Documents of each Ames Target Company, together with all amendments and supplements thereto, in each case as in effect on the Initial Agreement Date have been made available to Buyer and Venanpri, and any amendments entered into subsequent to the Initial Agreement Date in accordance with the terms of this Agreement will be promptly made available to the Buyer and Venanpri.

4.2. Authorization. Each Ames Target Company has all requisite corporate or similar power and authority to execute and deliver each Ancillary Agreement to which it is or will be a party and to perform its obligations thereunder and to consummate the Transactions. The execution, delivery and performance of each Ancillary Agreement to which an Ames Target Company is or will be a party, as applicable, has been duly and validly authorized by all requisite corporate, limited liability, or similar authority on the part of such Ames Target Company and each Ames Target Company has obtained all necessary corporate, limited liability, or similar approvals from its equityholders and board of directors or equivalent governing body required in connection with this Agreement and the Ancillary Agreements, and no other corporate proceedings on the part of any Ames Target Company are necessary to authorize the execution, delivery or performance of the Ancillary Agreements and the consummation of the Transactions contemplated thereby. Each of the Ancillary Agreements, when executed and delivered by each Ames Target Company, and the other parties thereto, will be duly and validly executed and constitute valid and legally binding obligations of such Ames Target Company, enforceable against such Ames Target Company in accordance with their respective terms, subject to the Enforceability Exception.

4.3. Capitalization.

(a) Section 4.3(a) of the Ames Disclosure Schedules sets forth all of the authorized, issued and outstanding Equity Interests of each Ames Target Company as of immediately prior to the Ames Pre-Closing Reorganization. All of the outstanding Equity Interests of each Ames Target Company (i) have been duly authorized, validly issued and are fully paid and non-assessable (where such concepts are applicable in the applicable jurisdictions); (ii) were not issued in violation of any Contract to which any Ames Target Company, as applicable, is a party or subject to or in violation of any preemptive or similar rights and (iii) were issued in compliance with all applicable Laws, including applicable securities Laws. As of the Initial Agreement Date, (A) the Equity Interests set forth on Section 4.3(a) of the Ames Disclosure Schedules constitute all of the issued and outstanding Equity Interests of each Ames Target Company and are owned solely of record and beneficially by the Persons set forth on Section 4.3(a) of the Ames Disclosure Schedules, free and clear of all restrictions or Liens, other than Liens arising under applicable securities Laws and (B) the issued and outstanding Equity Interests of each Ames Target Company are owned directly or indirectly by Griffon as set forth on Section 4.3(a) of the Ames Disclosure Schedules. There are no declared or accrued but unpaid dividends or distributions with respect to the Ames Interests or the interests issued by any Ames Target Company to such Ames Target Company’s equityholders.

(b) Section 4.3(b) of the Ames Disclosure Schedules sets forth the issued and outstanding Equity Interests of each Ames Target Company as of immediately prior to the Closing, after giving effect to the Ames Pre-Closing Reorganization. Giving effect to the Ames Pre-Closing Reorganization, all of the outstanding membership interests of each Ames Target Company (i) will be duly authorized and validly issued (ii) will not have been issued in violation of any Contract binding on any Ames Target Company or subject to or in violation of any preemptive or similar rights and (iii) were issued in compliance with all applicable Laws, including applicable securities Laws. As of immediately prior to the Closing, giving effect to the Ames Pre-Closing Reorganization, the Equity Interests set forth on Section 4.3(b) of the Ames Disclosure Schedules will constitute all of the issued and outstanding Equity Interests of each Ames Target Company, and all of such Equity Interests will be owned of record and beneficially by Griffon HoldCo, free and clear of all Liens, other than Liens arising under applicable securities Laws.

(c) Section 4.3(c) of the Ames Disclosure Schedules sets forth a list of each Subsidiary of Ames Companies, indicating which Subsidiaries are Ames Target Companies, in each case together with the jurisdictions of organization, authorized and outstanding capital stock or other Equity Interests of each applicable Subsidiary as of the Initial Agreement Date and the name of each Person owning such outstanding capital stock or other Equity Interests of such Subsidiary and the type and amount of Equity Interests held by each such Person, as of (i) immediately prior to the Ames Pre-Closing Reorganization, and (ii) immediately prior to the Closing, after giving effect to the Ames Pre-Closing Reorganization. All of the outstanding Equity Interests of each such Subsidiary have been, and immediately following the Closing will be, duly authorized and validly issued and are fully paid and non-assessable (where such concepts are applicable in the applicable jurisdictions), were not issued in violation of any Contract to which any such Subsidiary is a party or subject to or in violation of any preemptive or similar rights and were issued in compliance with all applicable Laws and Organizational Documents, including applicable securities Laws. The Equity Interests set forth on Section 4.3(c) of the Ames Disclosure Schedules constitute all the issued and outstanding Equity Interests of the applicable Subsidiaries and are directly or indirectly owned of record and beneficially by Ames Companies, free and clear of all restrictions or Liens, other than Liens arising under applicable securities Laws. Except as set forth on Section 4.3(c) of the Ames Disclosure Schedules, Ames Companies does not have any Subsidiaries and no Ames Target Company owns any Equity Interests or other interests in any Person. There are no declared or accrued but unpaid dividends or distributions with respect to the Equity Interests of any Ames Target Company.

(d) Except as set forth on Section 4.3(d) of the Ames Disclosure Schedules, (i) there are no preemptive or similar rights to purchase or otherwise acquire any Equity Interests of any Ames Target Company pursuant to any provision of Law or Contract to which any Ames Target Company is a party or by which any of their respective assets are bound and no Ames Target Company is a party to, and there is no Contract, restriction or Lien with respect to the sale or registration of, such Equity Interests of any Ames Target Company; (ii) there are no outstanding rights, options, rights of first refusal, warrants, conversion rights, subscription rights, convertible securities, exchange rights, stock appreciation rights, redemption rights, repurchase rights, or other agreements, obligations, arrangements or commitments under which any Ames Target Company is or may become obligated to issue, transfer or sell, or giving any Person a right to subscribe for or acquire, or dispose of, any Equity Interests, or any securities or obligations exercisable or exchangeable for or convertible into any Equity Interests, of the Ames Target Companies; (iii) there are no equity appreciation, phantom equity, profit participation or similar rights with respect to, or other rights valued (in whole or in part) in reference to any Ames Target Company; (iv) there are no bonds, debentures, notes or other Indebtedness having the right to vote or consent (or convertible or exchangeable for Equity Interests of any Ames Target Company having the right to vote or consent) on any matters on which the holders of the Ames Interests may vote and (v) and no securities or obligations evidencing such rights are authorized, issued or outstanding. The consummation of the Transactions will not cause any Liens to be created or suffered on the Ames Interests or any Equity Interests of any Ames Target Company, other than Liens created by Buyer.

(e) There are no outstanding obligations of any Person, contingent or otherwise, to repurchase, redeem or otherwise acquire any Equity Interest or other securities of any Ames Target Company, and such Equity Interests are not subject to any voting trust agreement or similar arrangement relating to the voting or disposition of such Equity Interests.

(f) Upon completion of the Ames Sale at the Closing, Buyer will acquire good and valid title to all of the Ames Interests, free and clear of any Liens, other than Liens arising under applicable securities Laws and the A&R LLC Agreement of Buyer.

4.4. Governmental Consents and Approvals. Except in connection, or in compliance, with (a) the notification and waiting period requirements of the Competition Laws and (b) the approvals, filings and notifications required by applicable Laws that are set forth on Section 4.4 of the Ames Disclosure Schedules, no consent, approval, waiver, authorization, notice, exemption or filing is required to be obtained by, or in respect of, any Ames Target Company from, or to be given by, or in respect of, any Ames Target Company to, any Governmental Body, in connection with the execution, delivery and performance by any Ames Target Company of the Ancillary Agreements to which any of them is or will be a party, as applicable, and the consummation of the Transactions except for those the failure to obtain, give or make would not reasonably be expected to be material to the Ames Target Companies, taken as a whole.

4.5. Non-Contravention. Assuming the receipt of all consents, approvals, waivers, exemptions and authorizations and the making of all notices and filings contemplated by Section 4.4 (and the related Ames Disclosure Schedule), the execution, delivery and performance by each Ames Target Company of this Agreement and the Ancillary Agreements to which any of them is or will be a party, as applicable, and the consummation of the Transactions, do not and will not (a) violate any provision of the Organizational Documents of any Ames Target Company, (b) violate, require the consent, notice or other action by any Person under, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of each Ames Target Company, or result in a loss of any benefit to which any Ames Target Company is entitled, under any Contract or Ames Real Property Lease, (c) violate or result in a breach of or constitute a default under any Law to which any Ames Target Company is subject, or under any Governmental Authorization that would reasonably be expected to be material to the Ames Target Companies, taken as a whole, or (d) result in the creation or imposition of a Lien (other than a Permitted Lien) on any of the properties or assets of the Ames Target Companies.

4.6. Ames Financial Statements; Undisclosed Liabilities.

(a) Section 4.6 of the Ames Disclosure Schedules includes true, correct and complete copies of (x) the audited consolidated financial statements of Ames Companies and its Subsidiaries for the fiscal year ending September 30, 2024 (the “Ames Year-End Balance Sheets”) and the related audited consolidated statements of operations, comprehensive income, stockholder’s equity and cash flows for the fiscal year ending September 30, 2024 and (y) the unaudited consolidated financial statements of Ames Companies and its Subsidiaries for the fiscal year ending September 30, 2025 (the “Ames Balance Sheet Date”) and the related unaudited consolidated statements of operations, comprehensive income, stockholder’s equity and cash flows for the fiscal year ending September 30, 2025 (the “Ames Most Recent Balance Sheet”, and together with the Ames Year-End Balance Sheets, the “Ames Financial Statements”), which has been made available to Venanpri and Buyer. Except as set forth on Section 4.6(a) of the Ames Disclosure Schedules, the Ames Financial Statements were derived from the books and records relating to Ames Companies and have been prepared in accordance with GAAP, except as disclosed on Section 4.6(a) of the Ames Disclosure Schedules, in each case as in effect on the date such Ames Financial Statements were issued and consistently applied. The Ames Financial Statements are complete and correct in all material respects, and fairly present, in all material respects, the consolidated financial condition and results of operations and cash flows of Ames Companies as of the dates thereof and for the periods then ended (subject to the absence of footnote disclosures and ordinary course year-end adjustments, the effect of which, individually or in the aggregate, would not reasonably be expected to be material to the consolidated financial position or operations of Ames Companies, taken as a whole).

(b) The Ames Target Companies maintain and comply in all material respects with a system of accounting controls and internal controls over financial reporting consistent with customary practices for businesses of similar size and complexity sufficient to provide reasonable assurances that (i) their respective businesses are operated, in all material respects, in accordance with management’s general or specific authorization and with applicable Laws, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for material terms therein, (iii) the Ames Target Companies do not maintain any off-the-books accounts or transactions, and (iv) access to properties and assets is permitted in accordance with management’s general or specific authorization. There has not been any fraud during the past three (3) years with respect to the Ames Target Companies that involves any of the management or other employees of any Ames Target Company or any Claim or allegation regarding any of the foregoing.

(c) All of the accounts receivable of the Ames Target Companies are properly reflected on the Ames Financial Statements and on the Estimated Ames Closing Statement in accordance with GAAP and the Ames Accounting Principles, respectively, (i) arose and will arise solely from bona fide transactions of the Ames Target Companies in the Ordinary Course of Business, and (ii) solely with respect to accounts receivable from any customer with an aggregate balance of $250,000 or more, are not more than thirty (30) days past due, other than as reflected on the Ames Financial Statements. All of the accounts receivable are good and collectible in full, all as reduced by any allowance for doubtful accounts reflected on the Ames Financial Statements, without employment of any collection procedure different from past practice of the applicable entities. Except in respect of Indebtedness that will be paid off at Closing and the related Liens released at Closing, no Person has any Lien on any accounts receivable of the Ames Target Companies, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Ames Target Companies with respect to any accounts receivable of the Ames Target Companies other than in the Ordinary Course of Business.

(d) Each Ames Target Company has good and valid title, free and clear of all Liens (other than Permitted Liens) to all finished goods inventory, packaging, labels, point of sale materials and other inventories (collectively, the “Inventory”) of each of them. Except as set forth on Section 4.6(d) of the Ames Disclosure Schedules, the Inventory is (i) usable and fit for the purpose for which it was purchased or manufactured and (ii) salable in the Ordinary Course of Business, in each case subject to adequate reserves for obsolete, excess, damaged, slow-moving or otherwise unusable Inventory, including in the inventory line item reflected on the consolidated balance sheets included in the Ames Financial Statements. No Inventory is held on a contingent basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are reasonable in the present circumstances of the Ames Target Companies. The Inventory set forth on the consolidated balance sheets included in the Ames Financial Statements were valued in accordance with GAAP. Except as set forth on Section 4.6(d) of the Ames Disclosure Schedules, none of the Inventory is in the possession of others, except Inventory in transit in the Ordinary Course of Business consistent with past practice.

(e) Except as reflected, and expressly and adequately, in accordance with GAAP, accrued for or reserved against in the Ames Financial Statements, no Ames Target Company has any liabilities or obligations, other than (i) liabilities that were incurred since the Ames Balance Sheet Date in the Ordinary Course of Business (none of which is a liability resulting from noncompliance with any applicable Laws, Contracts or Governmental Authorizations) and (ii) liabilities arising under any Contract entered into in the Ordinary Course of Business since the Ames Balance Sheet Date or set forth on Section 4.12(a) of the Ames Disclosure Schedules (none of which relate to or is in the nature of a breach of any such Contract, breach of warranty, tort, Claim or lawsuit).

4.7. Litigation and Claims. Except as set forth on Section 4.7 of the Ames Disclosure Schedules, there is no (and in the last three (3) years there has been no) material Legal Proceeding (a) pending or threatened in writing against or relating to any Ames Target Company or any of their respective directors, officers, members, managers, employees, contractors, agents, representatives or other service providers in their capacities as such, or any of the assets owned, leased or used by any Ames Target Company in the operation of their respective businesses or the Transactions, or (b) pending or threatened in writing by any Ames Target Company against any Person. There is no (and in the last three (3) years, there has been no) settlement agreements or similar written agreements with any Governmental Body or Order to which any Ames Target Company, or any of their respective material assets or material properties are subject. There are no Legal Proceedings pending or threatened in writing that challenge the Transactions, or that seek to enjoin or prohibit the consummation of, or seek other equitable relief with respect to, the Transactions.

4.8. Compliance with Laws; Permits.

(a) Except as set forth on Section 4.8(a) of the Ames Disclosure Schedules, each Ames Target Company is, and in the last five (5) years prior to the Initial Agreement Date has been, in compliance in all material respects with all Laws applicable to such Ames Target Company, and no Ames Target Company has received any written notice that it is under investigation, audit or review by any Governmental Body with respect to any alleged violation of any Law.

(b) The Ames Target Companies hold all material Governmental Authorizations necessary or otherwise required for the lawful conduct of their respective businesses and in each case as are necessary to permit each of them to own their respective property and to conduct their respective businesses as they are presently conducted. All such Governmental Authorizations are valid and in full force and effect, and none of the Ames Target Companies are in material default or violation of any term, condition or provision of any such Governmental Authorization and, to the Knowledge of Griffon HoldCo, no condition exists that with notice or lapse of time or both would constitute a material default under any such Governmental Authorization. Except as set forth on Section 4.8(b) of the Ames Disclosure Schedules, the Ames Target Companies are, and in the last five (5) years prior to the Initial Agreement Date have been, in compliance in all material respects with all of its material Governmental Authorizations, and no Ames Target Company has, during the past five (5) years, received any written notice alleging any material violation of any Governmental Authorization under any applicable Law, or that any Governmental Body intends to cancel, revoke, terminate, suspend, modify or not renew any material Governmental Authorization. All fees and charges with respect to such Governmental Authorizations have been paid in full.

(c) Since April 24, 2019, none of the Ames Target Companies nor, to the Knowledge of Griffon HoldCo, any of their respective directors, shareholders, managers, officers, employees, agents, Affiliates, representatives or agents (acting in their capacity as such) has: (i) been charged with or convicted of violating any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions; (ii) received any written notice of any allegation, investigation, or Legal Proceeding with regard to a potential violation of any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions; (iii) made, offered or promised to make, or authorized the making of, any payment to any Government Official, or to any Person that had offered or would offer to pay, promise, or authorize, or cause to be offered, paid, promised, or authorized, anything of value, to any Government Official, in each case in furtherance of, or with the intent or purpose of corruptly (A) influencing any act or decision of such Government Official in his or her official capacity, (B) inducing such Government Official to do or omit to do any act in violation of a lawful duty or (C) securing any improper advantage; (iv) filed any voluntary disclosures with any Governmental Body regarding alleged violations of Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions; or (v) otherwise violated any applicable Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions. For purposes of this Section 4.8(c), any reference to “anything of value” will have such meaning as defined by applicable Law, including money, gifts, meals, entertainment, travel, lodging, charitable donations, and political contributions to the extent defined as “anything of value” by applicable Law.

(d) None of the Ames Target Companies nor any of their respective directors, shareholders, managers, officers, employees, agents, Affiliates, representatives, or agents (acting in their capacity as such) is, or conducts transactions with, a Person that is (i) the subject or target of any Sanctions or (ii) included on OFAC’s List of Specially Designated Nationals or any similar list enforced by any Governmental Body.

(e) None of the Ames Target Companies is a “covered foreign person” or engages in a “covered activity” as those terms are used in the Outbound Investment Rules.

4.9. Taxes.

(a) Each Ames Target Company has filed all federal income and other material Tax Returns required to be filed by it (taking into account applicable extensions to file such Tax Returns), and all such Tax Returns were true, correct and complete in all material respects.

(b) All income and other material Taxes due and owing by each Ames Target Company have been timely paid (or caused to be paid) in full (whether or not shown on any Tax Return), other than those (i) where payment is not yet due or (ii) that are being contested in good faith by appropriate proceedings that permit such contest without payment.

(c) Each Ames Target Company has duly and timely withheld all material amounts required to be deducted or withheld and have timely paid to the appropriate authorities all such deducted or withheld amounts.

(d) Each Ames Target Company has, in all material respects, properly collected and remitted all sales, use, value added, goods and services, harmonized sales, and similar Taxes with respect to sales made or services provided to its customers, or with respect to purchases of goods or services from its vendors and other third parties.

(e) No deficiencies for any material amount of Taxes have been proposed, asserted or assessed in writing with respect to any Ames Target Company that are still outstanding. There are no ongoing or pending audits or examinations by any taxing authority concerning any material amount of Taxes of any Ames Target Company, and no such audit or examination has been threatened in writing.

(f) There are no outstanding agreements or waivers extending the statutory period of limitation for the collection or assessment of, any material amount of Taxes due from or with respect to any Ames Target Company. No Ames Target Company is currently the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Governmental Body) within which to file any Tax Return not previously filed.

(g) There are no Liens for Taxes on any material assets or properties of any Ames Target Company other than Permitted Liens.

(h) No Ames Target Company (i) is or has been a member of an affiliated group (other than the Ames Consolidated Group) filing a consolidated federal income Tax Return or (ii) has any liability for a material amount of Taxes of any Person (other than Griffon or its

Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law.

(i) Within the past three (3) years, no Ames Target Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(j) No Ames Target Company is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(k) No Ames Target Company has been party to any “reportable transactions” or “notifiable transactions” within the meaning of Sections 237.3 or 237.4 of the Canadian Income Tax Act for which the necessary Tax Returns have not been filed by all parties required to do so within the times prescribed by the Canadian Income Tax Act.

(l) No Ames Target Company is party to any Tax sharing or Tax indemnity agreement (other than any such Contract between or among Griffon, Griffon HoldCo, Ames Companies, or their respective Subsidiaries or any commercial Contract that does not relate primarily to Taxes).

(m) No Ames Target Company has (i) requested, entered into, been issued, or become subject to any private letter ruling or technical advice memorandum of the IRS or comparable rulings or agreements of any other Governmental Body, or (ii) granted to any Person any power of attorney that will remain in force after the Closing with respect to any Tax matter, except for powers of attorney granted to employees of the Ames Target Companies.

(n) No Ames Target Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed prior to the Closing, (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) entered into or existing prior to the Closing, (v) installment sale or open transaction disposition made prior to the Closing, (vi) prepaid amount received outside of the Ordinary Course of Business prior to the Closing, or (vii) election pursuant to Section 965(h) of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law).

(o) No Ames Target Company is now, nor has it been at any time during the five-year period ending on the Initial Agreement Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code and the Treasury Regulations thereunder.

(p) No Ames Target Company has acquired property from a Person not dealing at arm’s length (for purposes of the Canadian Income Tax Act) with such Ames Target Company in circumstances that would result in such Ames Target Company being liable to pay Taxes of such Person under subsection 160(1) of the Canadian Income Tax Act or any analogous provision of any comparable provincial or territorial Tax law.

(q) No transactions or events have resulted in the application of any of Sections 80 to 80.04 of the Canadian Income Tax Act to any Ames Target Company.

(r) No Ames Target Company has received from any jurisdiction where such Ames Target Company has not filed a particular Tax Return any unresolved written notice indicating that such Ames Target Company is or may be subject to Tax by that jurisdiction. No Ames Target Company has had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise conducted a trade or business or had operations, an office, branch or fixed place of business, in each case that gives rise to a taxable presence, in any jurisdiction other than the jurisdiction where such entity is organized.

(s) Section 4.9(s) of the Ames Disclosure Schedules sets forth the U.S. federal income Tax classification of each Ames Target Company prior to and after the Ames Pre-Closing Reorganization.

4.10. Real and Tangible Personal Property.

(a) Except as would not reasonably be expected to be material to the Ames Target Companies, taken as a whole, each Ames Target Company is the sole legal and beneficial owner of a fee simple interest (or equivalent under Québec civil law) in its respective owned real property and of a leasehold interest in its respective leased real property and has good and valid title to, or a valid license or leasehold interest in, all tangible or intangible assets reflected in the Ames Financial Statements as being owned or leased by such Ames Target Company, as applicable, free and clear of all Liens, other than Permitted Liens.

(b) Section 4.10(b) of the Ames Disclosure Schedules sets forth a true, complete and correct list of all the real property owned by the Ames Target Companies (the “Ames Owned Real Property”) and the leased, subleased, licensed or otherwise occupied by the Ames Target Companies (the “Ames Leased Real Property” and together with the Ames Owned Real Property, the “Ames Real Property”), and in the case of the Ames Leased Real Property, specifying the name of the lessor, lessee or current occupant (if different from lessee) and the address thereof. All Ames Leased Real Property is held under written leases, subleases, licenses or other occupancy agreements (including all amendments, modifications, guaranties and other agreements with respect thereto, collectively, the “Ames Real Property Leases”). Other than as set forth on Section 4.10(b) of the Ames Disclosure Schedules, none of the Ames Target Companies (i) has subleased, assigned or otherwise granted to any Person the right to use or occupy the Ames Real Property or any portion thereof, (ii) has collaterally assigned, pledged, mortgaged, deeded in trust or otherwise granted a Lien on the Ames Owned Real Property or on its leasehold interest in any Ames Leased Real Property or (iii) own or hold, nor is obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any Ames Real Property or any interest therein. The Ames Target Companies, as applicable, have a valid leasehold interest in each Ames Leased Real Property, in each case free and clear of all Liens except for Permitted Liens, and enjoys peaceful and undisturbed possession of the Ames Leased Real Property.

(c) True and complete copies of all Ames Real Property Leases have been delivered or made available to Venanpri and Buyer and none of the Ames Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed to Venanpri and Buyer. The Ames Target Companies have a valid leasehold interest in each Ames Leased Real Property, in each case free and clear of all Liens except for Permitted Liens, and the applicable Ames Target Company enjoys peaceful and undisturbed possession of the Ames Leased Real Property. No Ames Real Property Lease is subject to any material defenses, setoffs, or counterclaims, and no material obligations of any landlords or sublandlords thereunder are delinquent.

(d) None of the Ames Target Companies is obligated to pay any leasing or brokerage commission relating to any Ames Real Property that has not already been paid. No construction, alteration or other improvement work with respect to any Ames Real Property remains to be paid for or to be performed by any Ames Target Company. With respect to each parcel of Ames Real Property: (i) none of the Ames Target Companies has received any written notice of (x) violations of building codes and/or zoning ordinances or other governmental or regulatory Laws affecting the Ames Real Property, (y) existing, pending or threatened condemnation proceedings affecting any of the Ames Real Property, or (z) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to adversely affect the ability to operate any Ames Real Property as currently operated; (ii) neither the whole nor any portion of any Ames Real Property has been damaged or destroyed by fire or other casualty; (iii) the Ames Target Company occupying such property also holds current and valid certificates of occupancy for each Ames Real Property, as applicable; (iv) each parcel of Ames Real Property is adequately served by proper utilities and other building services necessary for its current use and all of the buildings and structures located thereon are structurally sound with no material defects and are in good operating condition and compliant with the Ames Real Property Leases in all material respects, ordinary wear and tear excepted; and (v) each Ames Real Property has legal access to a municipal road and such access is sufficient for the use of the Ames Real Property and, to the Knowledge of Griffon HoldCo, no condition exists that would result in the termination of such access. The Ames Real Property constitutes all interests in real property currently used in connection with the business of the Ames Target Companies and which are necessary for the continued operation of the business of the Ames Target Companies, as such business is currently conducted. Except as set forth on Section 4.10(b) of the Ames Disclosure Schedules, there are no leases, subleases, licenses or other occupancy agreements relating to all or any portion of the Ames Real Property with respect to which any Ames Target Company is lessor, sublessor, licensor or the like, and no third party is in possession of any Ames Real Property. To the Knowledge of Griffon HoldCo, except as would not reasonably be expected to have, individually or in the aggregate, an Ames Material Adverse Effect, (i) there is no existing breach or default by any party under any easements or restrictive covenants affecting any Ames Owned Real Property which breach or default has not yet been cured, (ii) no Ames Target Company has received written notice of any default under any easements or restrictive covenants affecting the Ames Owned Real Property which default has not yet been cured, and (iii) there does not exist any condition or event that with the lapse of time or the giving of notice, or both, would constitute such a breach or default under any easements or restrictive covenants affecting any Ames Owned Real Property.

(e) The Ames Target Companies have not received any written, or to the Knowledge of Griffon HoldCo, oral, notice or allegation of any breach of such Laws, regulations, restrictions, covenants or obligations relating to the Ames Real Property (or any other property in which the Ames Target Companies have previously had any estate, interest or right) from any person and there are no circumstances likely to give rise to the service of any such notice or allegation.

4.11. Intellectual Property; IT and Software; Data Privacy and Security.

(a) Section 4.11(a) of the Ames Disclosure Schedules sets forth, a complete and correct list of (i) all IP Registrations, (ii) material unregistered trademarks, (iii) social media accounts, and (iv) material Software, in each case that are included in the Ames Company IPR. Such schedules shall list, as applicable, the application or registration number, the jurisdiction and the owner (and, if different, the owner-of-record). All IP Registrations constituting Ames Company IPR have been duly applied for and are subsisting and in full force and have been validly registered and/or recorded in the name of an Ames Target Company. Except as would not reasonably be expected to be material to the Ames Target Companies, taken as a whole: (A) all documents, recordations and certificates in connection with the IP Registrations constituting Ames Company IPR currently required to be filed have been filed with the relevant Governmental Body for the purposes of prosecuting, maintaining, recording and perfecting such Ames Company IPR, (B) all IP Registrations constituting Ames Company IPR have no fees that have not been paid in a timely manner to the applicable Governmental Body and (C) all IP Registrations constituting Ames Company IPR have not been and are not involved in any opposition, cancellation, interference, inter partes review, reissue, reexamination or other similar proceeding. With respect to any material Ames Company IPR acquired from a third party, all assignments thereof are in writing and have been duly recorded with the appropriate Governmental Body in accordance with applicable Law.

(b) The Ames Target Companies, individually or collectively, own all rights, title and interests in all Ames Company IPR, and no Ames Company IPR will at Closing be subject to any Liens, adverse Claims, any requirement of any past (if outstanding), present or future royalty payments, or otherwise encumbered or restricted by any rights of any third party other than licenses for Commercially Available Software, and non-exclusive licenses granted by any Ames Target Company in the Ordinary Course of Business in connection with the manufacture, sale, lease or transfer of finished products or services on standard terms and conditions or any other Intellectual Property Contracts listed in Section 4.11(b) of the Ames Disclosure Schedules. With respect to Ames Company IPR that is not solely owned by the Ames Target Companies, Section 4.11(b) of the Ames Disclosure Schedules identifies all other owners and the nature of such ownership interest. The execution, delivery and performance of this Agreement and the consummation of the Transactions will not result in the loss, forfeiture, termination, license, or impairment of, or give rise to any obligation to (i) transfer or to create, change or abolish, or limit, terminate, or consent to the continued use of, any material rights in or material change in any royalties, revenue sharing or other payments made with respect to any Ames Company IPR, Intellectual Property Rights exclusively licensed to an Ames Target Company (“Ames Exclusively Licensed IPR”), or material Intellectual Property Contracts, or (ii) license any Intellectual Property Rights of Buyer to any other Person.

(c) All Ames Company IPR are valid and enforceable. The Ames Company IPR, together with the Intellectual Property Rights licensed to any Ames Target Company under the licenses listed in Section 4.11(b) of the Ames Disclosure Schedules, constitute all of the Intellectual Property Rights used in, or necessary to conduct and operate the business of the Ames Target Companies as conducted prior to the Closing (other than Commercially Available Software).

(d) No Intellectual Property Rights used, necessary for or held for use in connection with the business of the Ames Target Companies as conducted prior to the Closing was assigned to Griffon or any Subsidiary thereof that is not the Ames Target Companies (each a “Non-Ames Subsidiary”), including as part of the Ames Pre-Closing Reorganization. Except for the rights granted under the Ames License Agreements, each dated as of the Closing Date, no Ames Company IPR is licensed to Griffon or any Non-Ames Subsidiary and no Ames Target Company is using, or needs to use, any Intellectual Property Rights of Griffon or any Non-Ames Subsidiary in connection with the business of the Ames Target Companies as conducted prior to the Closing.

(e) Except with respect to any Open Source Materials, Section 4.11(e) of the Ames Disclosure Schedules sets forth all Intellectual Property Rights owned by a third party that are incorporated into or distributed with a product offered by the Ames Target Companies, along with the applicable licensor of such Intellectual Property Rights and the applicable Intellectual Property Contract under which the Ames Target Companies are licensed or otherwise authorized to use such Intellectual Property Rights.

(f) Except as set forth in Section 4.11(f) of the Ames Disclosure Schedules, the conduct of the Ames Target Companies’ businesses and the products and services of the Ames Target Companies as offered currently and in the last six (6) years do not infringe, misappropriate, dilute or otherwise violate, and have not infringed, misappropriated, diluted or otherwise violated, any Intellectual Property Rights of any other Person. Except as set forth in Section 4.11(f) of the Ames Disclosure Schedules, to the Knowledge of Griffon HoldCo, no Person has in the last six (6) years infringed, misappropriated, diluted or otherwise violated or is infringing, misappropriating, diluting or otherwise violating Ames Company IPR or any Ames Exclusively Licensed IPR.

(g) Except for the Permitted Liens, Intellectual Property Contracts listed in Section 4.11(g) of the Ames Disclosure Schedules and non-exclusive licenses granted by any Ames Target Company in the Ordinary Course of Business in connection with the manufacture, sale, lease or transfer of finished products or services on standard terms and conditions, the Ames Target Companies have not granted any options with respect to, or otherwise encumbered or placed limitations on, any Ames Company IPR or the Ames Target Companies’ use thereof.

(h) None of the Ames Target Companies have received any written communication stating, alleging or otherwise suggesting the possibility that any Ames Company IPR, Ames Exclusively Licensed IPR, or any Intellectual Property Contracts are invalid or unenforceable, or challenging the Ames Target Companies’ ownership of or right to use any such rights in the last six (6) years. In the last six (6) years, the Ames Target Companies have not received any written cease and desist, invitation to license or other communication alleging, expressly or implicitly, that the Ames Target Companies requires any license with respect to, or is infringing, misappropriating, diluting or otherwise violating the Intellectual Property Rights of any third party. In the last six (6) years, the Ames Target Companies have not sent any written communication to or asserted or threatened in writing any Claim against any Person involving or relating to any Ames Company IPR or Ames Exclusively Licensed IPR nor has any Ames Target Company acquiesced in any such potential Claim.

(i) Except as set forth on Section 4.11(i) of the Ames Disclosure Schedules, the Ames Target Companies have secured from all inventors, authors and other persons who participated in the conception, reduction to practice, creation or development of any Intellectual Property Rights for the Ames Target Companies (each, an “Ames Inventor”) (including their respective employees, consultants or contractors), sole legal and beneficial ownership of each Ames Inventor’s right, title and interest in such Intellectual Property Rights. Except as set forth on Section 4.11(i) of the Ames Disclosure Schedules, each Ames Inventor has executed a written and enforceable agreement in favor of an Ames Target Company providing for the non-disclosure by such Person of confidential information and assignment of all right, title and interest to such Intellectual Property Rights to an Ames Target Company, which agreement includes a present tense assignment of present and future inventions and a waiver of moral rights and all other non-assignable rights. No current or former employee, consultant or contractor of the Ames Target Companies: (i) is in violation of any term or covenant of any agreement relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other agreement with any other party by virtue of such employee’s, consultant’s or contractor’s being employed by, or performing services for, the Ames Target Companies or using trade secrets or proprietary information of others without permission or (ii) has developed any Intellectual Property Rights for the Ames Target Companies that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such Intellectual Property Rights. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any agreement of the type described in clause (i) above, in each case, other than as set forth on Section 4.11(i) of the Ames Disclosure Schedules.

(j) The Ames Target Companies have taken commercially reasonable and appropriate steps to protect and maintain all Ames Company IPR, including to preserve the confidentiality of any trade secrets (including any confidential information owned by any Person to whom the Ames Target Companies have confidentiality obligations). Any third party to whom any Ames Target Company has granted access to any trade secrets included in Ames Company IPR have executed and delivered to the applicable Ames Target Company a written legally binding agreement or are otherwise subject to fiduciary or statutory duties or other similar obligations, regarding the protection of such trade secrets and any disclosure by such Ames Target Company, of trade secrets of a Person has been pursuant to the terms of a written agreement with such Person or otherwise permitted by Law.

(k) No Ames Company IPR was developed, in whole or in part, and no Ames Inventor of any Ames Company IPR was operating (i) pursuant to or in connection with the development of any professional, technical or industry standard, (ii) under contract with or using the resources of any Governmental Body, academic institution or other entity that would subject any Ames Company IPR to the rights of any Governmental Body, academic institution or other entity, or (iii) under any grants or other funding arrangements with third parties.

(l) All material information technology hardware, Software, and network and communication systems and platform used or held for use by the Ames Target Companies in their respective businesses (the “Ames IT Assets”) are either owned by, licensed or leased to, the Ames Target Companies. The Ames IT Assets are adequate and sufficient in all material respects to meet the processing and other business requirements of the Ames Target Companies as their respective businesses are currently conducted. The Ames IT Assets (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Ames Target Companies’ businesses as currently conducted, (ii) have been properly maintained, performed adequately and not materially malfunctioned or failed at any time during the last thirty-six (36) months (subject to temporary problems arising in the Ordinary Course of Business that did not materially disrupt the operations of any Ames Target Company and which have been corrected), and (iii) to the Knowledge of Griffon HoldCo, are free of any Malicious Code. “Malicious Code” means any computer code or any other procedures, routines or mechanisms which may: (A) disrupt, disable, harm or impair in any material way such Software’s operation, (B) cause such Software to damage or corrupt any data, storage media, programs, equipment or communications of an entity or their respective clients, or otherwise interfere with such entity’s operations or (C) permit any third party to access any such Software to cause disruption, disablement, harm, impairment, damage erasure or corruption (sometimes referred to as “traps”, “viruses”, “access codes”, “back doors” “Trojan horses,” “time bombs,” “worms,” or “drop dead devices”).

(m) During the last thirty-six (36) months, to the Knowledge of Griffon HoldCo, no Person has gained unauthorized access to any Ames IT Asset or any data contained therein (including any external hack, denial of service attack, ransomware attack or similar attack) of the Ames Target Companies.

(n) The Ames Target Companies have taken commercially reasonable precautions (including by way of outsourcing to third parties), including establishing and maintaining appropriate information security, contingency plans, back-up facilities, business continuity and disaster recovery technology processes consistent with industry standard practices, and necessary to protect, secure and maintain (i) the Ames IT Assets (hardware and Software) and the data contained thereon and related systems implemented or used by the Ames Target Companies and (ii) the storage capacities and requirements of the Ames Target Companies, in each case of (i) and (ii) against (A) overload, failure, limitation of system capacities, manual misuses and other interruptions of regular business operations, (B) fire, explosion, flood, any other calamity and other interruptions of regular business operations, as well as (C) unauthorized access or manipulation by third parties.

(o) All Ames Source Code that is distributed to end users is and has been distributed pursuant to written license agreements that have been made available to Buyer. The Ames Source Code has been documented in a professional manner that is consistent with customary code annotation conventions and practices in the Software industry. No Ames Source Code that is distributed by the Ames Target Companies (including on a software as a services basis) was or is developed in whole or in part using, or is linked to or distributed with or otherwise combined with, any Open Source Materials in a manner that subjects or purports to subject the Ames Source Code (or portion thereof) to any copyleft license or which otherwise requires or purports to require the Ames Target Companies to disclose or deliver any of the proprietary Ames Source Code, grant a license to any Person under any rights in the Ames Source Code or pay any royalty or other fee to any Person. None of the Ames Target Companies or, to the Knowledge of Griffon HoldCo, any other Person acting on behalf of the Ames Target Companies, has disclosed or delivered to any third party, or permitted the disclosure or delivery to any escrow agent or other Person, any Ames Source Code. The Software included in the Ames Company IPR: (i) are free from material defects and bugs, and substantially conform to the applicable specifications, documentation, and samples therefor and (ii) do not contain any Malicious Code.

(p) An Ames Target Company is the exclusive owner of all right, title and interest in and to each element of data owned or purported to be owned by the Ames Target Companies (the “Ames-Owned Data”). The Ames Target Companies, as applicable, have the right to Process all Ames-Owned Data without obtaining any permission or authorization of any Person.

(q) The Ames Target Companies have valid and subsisting contractual rights, and legally required lawful bases, permissions, licenses or authorizations to Process or to have Processed all data owned by a third party that is or has been Processed by the Ames Target Companies (“Ames Third Party Processed Data”). The Ames Target Companies are and have been in compliance with all Contracts pursuant to which the Ames Target Companies Processes or has Processed Ames Third Party Processed Data, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby will not result in breach of any such Contract or the loss, forfeiture, termination, license, or impairment of the Ames Target Companies’ rights to possess and Process any Ames Third Party Processed Data.

(r) Section 4.11(r) of the Ames Disclosure Schedules sets forth: (i) all AI Technology owned or purported to be owned by the Ames Target Companies and (ii) all AI Technology (including AI Technology that is owned, developed, held under license, used, or otherwise deployed by the Ames Target Companies) that has been or is Trained by or on behalf of the Ames Target Companies, and the Training Data used and the source of such Training Data. The Ames Target Companies have at all times: (A) complied in all material respects with all AI Commitments, and (B) provided any and all disclosures and obtained any and all licenses, consents and permissions, and otherwise has all rights, in each case which are necessary for the use, development, Training and/or deployment of AI Technology by the Ames Target Companies, and the Processing of data in connection therewith. The Ames Target Companies have implemented and maintain commercially reasonable controls, policies, procedures, safeguards, measures, plans, and technological measures regarding the use, development, Training and deployment of AI Technology, and the Processing of data in connection therewith, in each case, which: (x) are designed to comply with and mitigate risks of a violation of confidentiality obligations, AI Commitments, regurgitation, manipulation, hallucinations, copyright infringement and/or trade secret misappropriation, and (y) include testing and auditing such AI Technology for bias.

(s) The Ames Target Companies (i) are and have at all times during the past thirty-six (36) months been in compliance in all material respects with the Privacy Commitments, and (ii) take, and have taken during the past thirty-six (36) months, commercially reasonable measures and have established and maintain commercially reasonable technical, physical and organizational measures designed to ensure that Company Data to which the Ames Target Companies have access or otherwise Processes is protected against loss, damage and unauthorized access, use, modification or other misuse, and against Data Security Breaches.

(t) There has been no Data Security Breach during the past thirty-six (36) months.

(u) Each of the Ames Target Companies (i) has obtained all necessary rights, permissions, and consents to permit the transfer of Personal Information in connection with the transactions contemplated by this Agreement; and (ii) will, immediately following the Closing Date, continue to be permitted to Process Personal Information on terms substantially identical to those in effect as of the Initial Agreement Date.

(v) During the past thirty-six (36) months, none of the Ames Target Companies has received any order, request, warning, reprimand, inquiry, notification, allegation or Claims alleging that any of them is in violation of or has not complied in any respect with any Privacy Commitment. During the past thirty-six (36) months, none of the Ames Target Companies was notified or advised that it, or to its Knowledge, is under investigation, or subject to any complaint, audit, proceeding, investigation, enforcement action, inquiry or Claim, initiated by any (i) Governmental Body, (ii) state, federal or foreign self-regulating body, or (iii) any Person, regarding or alleging that the Processing of Personal Information by the Ames Target Companies is in violation of any Privacy Commitment. During the past thirty-six (36) months, no Person has claimed or threatened in writing to claim any material amount of compensation (or an offer for compensation) from the Ames Target Companies under or in connection with any Data Security Breach or actual or alleged violation of any Privacy Commitment.

(w) None of the Ames Target Companies processes “bulk U.S. sensitive personal data” or “government-related data” within the meaning of 28 U.S.C. Part 202.

4.12. Ames Material Contracts.

(a) Section 4.12(a) of the Ames Disclosure Schedules sets forth all of the following Contracts (written or oral) to which, as of the Initial Agreement Date, any Ames Target Company is a party or bound (other than, solely for purposes of scheduling on Section 4.12(a) of the Ames Disclosure Schedules which shall still constitute “Ames Material Contracts”, Contracts that are Ames Company Benefit Plans), including all material amendments and supplements thereto (collectively, the “Ames Material Contracts”):

(i) each Contract (excluding any purchase orders entered into in the Ordinary Course of Business) that is reasonably expected to call for any payments by or on behalf of the Ames Target Companies, individually or in the aggregate, in excess of $300,000 per annum in any fiscal year;

(ii) each Contract (excluding any purchase orders entered into in the Ordinary Course of Business) that provides for any Ames Target Company to receive any payments in excess of, individually or in the aggregate, $300,000 during the current, or any future, fiscal year;

(iii) each Contract that grants to any Person a right of first refusal, first offer or similar preferential right to purchase or acquire any right, asset, property, Equity Interests or service of any Ames Target Company;

(iv) each Contract that contains a “meet competition” or “most favored nation” or similar pricing provision, in each case, in favor of a third party;

(v) each Contract that is a guaranty under which any Ames Target Company guarantees any obligations of (A) a third party or (B) an Ames Parent Group Company solely to the extent that such guaranty will continue following the Closing;

(vi) the Ames Real Property Leases;

(vii) each Contract with an Ames Key Customer or an Ames Key Supplier (excluding any purchase orders entered into in the Ordinary Course of Business);

(viii) each Contract that (A) contains covenants restricting the ability of any Ames Target Company to compete in any line of business or geographical area, (B) prohibits in any respect any Ames Target Company from soliciting or hiring any Person; or (C) establishes an exclusive sale or purchase obligation with respect to any Person, product or any geographic location;

(ix) each Contract that requires any Ames Target Company to purchase its total requirements of any product or service exclusively from a third party or that contains “take or pay” provisions;

(x) each Contract that involves a partnership or joint venture or similar arrangement involving the sharing of profits, losses, costs or liability by any Ames Target Company and any documents related thereto;

(xi) each Contract with a Governmental Body;

(xii) all collective bargaining agreements, Contracts or other agreements with a labor union, labor organization or similar Person;

(xiii) (A) agreement for the employment of any current officer, manager, director or individual employee or service provider with annual base compensation in excess of $175,000 (other than agreements providing for at-will employment that do not provide for notice pay, severance or post-employment benefits and offer letters) or (B) any agreement relating to loans (other than 401(k) loans), to any current employee, officer, manager, director or other individual service provider;

(xiv) each Contract that is an Intellectual Property Contract, but excluding licenses for Commercially Available Software (provided that non-exclusive licenses granted in the Ordinary Course of Business in connection with the manufacture, sale, lease or transfer of finished products or services on standard terms and conditions made available to Buyer are included in the definition of Intellectual Property Contracts but are not required to be scheduled for purposes of this Section 4.12(a)(xiv));

(xv) each Contract that relates to Indebtedness created, incurred, assumed or guaranteed by or secured by the assets of any Ames Target Company, solely to the extent that such guaranty or security will continue following the Closing;

(xvi) each Contract entered into within three (3) years of the Initial Agreement Date that involves the disposition or acquisition by any Ames Target Company of any Person or any business division, securities, material assets or properties for which any Ames Target Company has ongoing obligations or any future merger or business combination with respect to any Ames Target Company;

(xvii) each Contract that relates to any settlement of any Legal Proceeding or an Order of a Governmental Body, pursuant to which (A) any Ames Target Company has any outstanding restriction, liability or obligation (other than customary confidentiality obligations in respect of such settlement), (B) in which any Ames Target Company admits any liability or wrongdoing or (C) any Ames Target Company is or was required to make payments in excess of $500,000;

(xviii) each Contract between any Ames Target Company and any Affiliate thereof (provided, that for the purposes of this subclause (xviii), “Affiliate” shall mean any Ames Parent Group Company); or

(xix) any commitment to enter into any of the foregoing described in subclauses (i) through (xviii).

(b) Griffon HoldCo has, or has caused to be, provided to Buyer true, correct and complete copies of each Ames Material Contract set forth on Section 4.12(a) of the Ames Disclosure Schedules, together with all amendments, extensions, guarantees and other binding supplements thereto, and an accurate description of each of the oral Ames Material Contracts, including all amendments, waivers or other changes thereto. Each Ames Material Contract is in full force and effect, constitutes a legal, valid and binding obligation of the applicable Ames Target Company that is party thereto, and to the Knowledge of Griffon HoldCo, each other party to such Ames Material Contract. Each Ames Material Contract is enforceable against the applicable Ames Target Company that is party thereto and, to the Knowledge of Griffon HoldCo, each other party to such Ames Material Contract in accordance with its terms (subject in each case to the Enforceability Exception). Except as set forth on Section 4.12(b) of the Ames Disclosure Schedules and except as would not reasonably be expected to be material to the Ames Target Companies, taken as a whole, none of the Ames Target Companies or, to the Knowledge of Griffon HoldCo, any other party to an Ames Material Contract, is in default or breach of an Ames Material Contract, and each of the Ames Target Companies and, to the Knowledge of Griffon HoldCo, each other party to the Ames Material Contracts, has performed all material obligations required to be performed by it and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default or material breach of any Ames Target Company, or, to the Knowledge of Griffon HoldCo, any other party thereto, nor is any Ames Target Company in receipt of any claim of such default under or breach of any Ames Material Contract. No party to any of the Ames Material Contracts has exercised any termination rights with respect thereto and no party has threatened in writing to terminate, cancel or not renew or to materially reduce its obligations under any Ames Material Contract.

4.13. Employee Benefits Plans.

(a) Section 4.13(a) of the Ames Disclosure Schedules lists each material Ames Company Benefit Plan. “Ames Company Benefit Plan” means (i) each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)) and (ii) each employee benefit, bonus, incentive compensation, equity-based, deferred compensation, change in control, retention, severance, retirement, cafeteria, fringe benefit, supplemental unemployment benefit, pension, vacation, retirement, stock option, stock purchase, stock appreciation, profit sharing, health, welfare, medical, dental, life insurance, disability and any other or similar plans, programs or arrangements that are (A) established, maintained or sponsored by any Ames Target Company on behalf of any of their current or former employees, directors or other individual service providers (or their beneficiaries) or with respect to which any Ames Target Company is required to make payments, transfers or contributions on behalf of their current or former employees, directors or other individual service providers (or their beneficiaries) or (B) with respect to which any of the Ames Target Companies has any obligation on behalf of any such employee, director or other individual service provider or beneficiary; provided, that “Ames Company Benefit Plan” will not include (x) any governmental plan or program requiring the mandatory payment of social insurance Taxes or (y) similar contributions to a governmental fund with respect to the wages of an employee of any Ames Target Company. Copies of the following materials have been delivered or made available to Buyer to the extent applicable: (i) all current plan documents for each Ames Company Benefit Plan, including all amendments thereto; (ii) all determination letters from the Canada Revenue Agency with respect to any of the Ames Company Benefit Plans; (iii) all current summary plan descriptions, summaries of material modifications, actuarial reports, annual reports and summary annual reports with respect to any of the Ames Company Benefit Plans; (iv) all current trust agreements, insurance contracts and other documents relating to the funding or payment of benefits under any Ames Company Benefit Plan; (v) the three (3) most recent annual reports (Form Series 5500), if any, required under ERISA or the Code in connection with each Ames Company Benefit Plans; (vi) all filings under the IRS’ Employee Plans Compliance Resolution System Program or the Department of Labor Delinquent Filer Program during the three (3) years preceding the Initial Agreement Date; and (vii) the standard form of employment agreement and offer letter for the Ames Target Companies in each applicable jurisdiction, as well as any employment agreement and offer letter that materially deviates from the form.

(b) Each Ames Company Benefit Plan was established and has been administered in all material respects in accordance with its terms and the applicable provisions of ERISA, the Code and all other applicable Laws. With respect to each group health plan benefiting any current or former employee of Ames Companies or any member of the Controlled Group that is subject to Section 4980B of the Code, Ames Companies and each member of the Controlled Group has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. Each Ames Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification upon which the Ames Company Benefit Plan can rely or is operated under the terms of a pre-preapproved plan for which the provider of the plan has received an opinion or advisory letter from the Internal Revenue Service that the plan is so qualified, and to the Knowledge of Griffon HoldCo, nothing has occurred, whether by action or by failure to act, that caused or would reasonably be expected to cause the loss of such qualification or the imposition of any material penalty or Tax liability.

(c) Other than as set forth on Section 4.13(c) of the Ames Disclosure Schedules, neither Ames Companies nor any member of the Controlled Group currently has, or at any time during the past three (3) years has had, an obligation to contribute to (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. No Ames Company Benefit Plan is (x) a “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA or (y) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code.

(d) With respect to each Ames Company Benefit Plan that is subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (an “Ames Pension Plan”), Section 4.13(d) of the Ames Disclosure Schedules sets forth, as of the most recent valuation date, the projected benefit obligation of such Ames Pension Plan and the fair market value of the assets of such Ames Pension Plan. With respect to each Ames Pension Plan, except as set forth in Section 4.13(d) of the Ames Disclosure Schedules: (i) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in any liability under Section 4971 of the Code; (ii) the funding method used in connection with such Ames Pension Plan is acceptable under the current IRS guidelines; (iii) all unfunded liabilities of such Ames Pension Plan, if any, have been properly accrued in accordance with GAAP; (iv) no reportable event within the meaning of Section 4043(c) of ERISA has occurred (for which the 30-day notice requirement has not been waived by the Pension Benefit Guaranty Corporation (the “PBGC”)) within the last twenty-four months; (v) no liability or contingent liability (including liability pursuant to Section 4069 of ERISA) under Title IV of ERISA has been or is reasonably expected to be incurred by any of the Ames Target Companies or any member of the Controlled Group (other than for premiums pursuant to Section 4007 of ERISA that are not yet due); (vi) the PBGC has not instituted proceedings to terminate such Ames Pension Plan; (vii) there has been no determination that such Ames Pension Plan is, or is expected to be, in “at-risk” status within the meaning of Section 303 of ERISA; (viii) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code has occurred; (ix) no notice from the PBGC relating to the funded status of such Ames Pension Plan or the transactions contemplated herein has been received; or (x) no asset of any of the Ames Target Companies is subject to any lien under Section 401(a)(29) or 412(n) of the Code, Section 302(f) or 4068 of ERISA or arising out of any action filed under Section 4301(b) of ERISA.

(e) No Ames Target Company is itself and has at any time been such an employer and no Ames Target Company participates in or has any liability (current, prospective, or contingent) in relation to any defined benefit pension scheme.

(f) To the Knowledge of Griffon HoldCo, (i) no action, suit, claim, or proceeding is pending or threatened in writing with respect to any Ames Company Benefit Plan and (ii) except as set forth in Section 4.13(f)(ii) of the Ames Disclosure Schedules, there have been no non-exempt prohibited transactions or breaches of any of the duties imposed on “fiduciaries”

(within the meaning of Section 3(21) of ERISA) by ERISA, in each case, with respect to the Ames Company Benefit Plans, and none of the foregoing are reasonably expected to occur.

(g) No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the Transactions by any current or former employee, officer, director or other individual service provider of Ames Companies or any Affiliates of Griffon HoldCo who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Ames Company Benefit Plan or that otherwise would not be deductible by reason of Section 280G of the Code or that could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) or would be subject to an excise tax under Section 4999 of the Code. None of the Ames Target Companies has any indemnity obligation on or after the Closing Date for any Taxes imposed under Section 4999 or 409A of the Code. No Ames Company Benefit Plan is (A) a “multi-employer plan” within the meaning of subsection 147.1(1) of the Income Tax Act (Canada) or a “multi-employer plan” within the meaning of subsection 1(1) of the Pension Benefits Act (Ontario) or as such similar terms are defined in similar pension standards legislation of Canada or a province; or (B) a “registered pension plan” within the meaning of subsection 248(1) of the Income Tax Act (Canada).

(h) Except as set forth on Section 4.13(h) of the Ames Disclosure Schedules, the consummation of the Transactions alone, or in combination with any other event, (i) will not give rise to any liability under any Ames Company Benefit Plan, (ii) accelerate the time of payment or vesting or increase the amount, or require the funding, of compensation or benefits due to any employee, director or other individual service provider of any Ames Target Company (whether current, former or retired) or their beneficiaries under any Ames Company Benefit Plan or (iii) restrict the ability of any Ames Target Company to amend or terminate any Ames Company Benefit Plan at any time.

(i) No Ames Company Benefit Plan provides benefits, including death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by Law, (ii) death or retirement benefits under any Ames Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, or (iii) at the sole expense of the participant or the participant’s beneficiary.

(j) All payments required by each Ames Company Benefit Plan or by Law (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made or provided for by Ames Company or its Subsidiaries in accordance with the provisions of each of the Ames Company Benefit Plans, applicable Law and GAAP.

(k) No Ames Company Benefit Plan is under, and none of the Ames Target Companies has received any notice of, an audit or investigation by the IRS, Department of Labor, or any other Governmental Body, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty.

(l) Except as set forth on Section 4.13(l) of the Ames Disclosure Schedules, none of the Ames Target Companies or any employee, director, or other individual service provider of any Ames Target Company has made any promises or commitments, whether legally binding or not, to create any additional Ames Company Benefit Plan, or to modify or change in any material way any existing Ames Company Benefit Plan.

(m) Any individual who performs services for any Ames Target Company and who is not treated as an employee for income tax purposes by such Ames Target Companies is not an employee under applicable Law or for any purpose including for Tax withholding purposes or Ames Company Benefit Plan participation purposes. None of the Ames Target Companies has any liability by reason of an individual who performs or performed services for any Ames Target Company in any capacity being improperly excluded from participating in an Ames Company Benefit Plan. Each employee of an Ames Target Company has been properly classified as “exempt” or “non-exempt” (or as “eligible” or “ineligible”) under applicable Law.

(n) Except as would not reasonably be expected to be material to the Ames Target Companies, taken as a whole, (i) each Ames Company Benefit Plan that is a health plan is in compliance with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “2010 Health Care Law”); (ii) the operation of each Ames Company Benefit Plan that is a health plan has not, with respect to periods prior to the Closing Date, resulted in the incurrence of any penalty to any Ames Target Company pursuant to the 2010 Health Care Law; (iii) there is not, with respect to periods prior to the Closing Date, any liability or excise tax under Section 4980H(a) of the Code; and (iv) for periods prior to the Closing Date, it is not anticipated that any Ames Target Company will incur a penalty or excise tax under 4980H(b) of the Code or that any Ames Target Company has a reporting obligation or will incur a excise tax under 4980D of the Code. Ames Companies or its designee has prepared, filed and distributed all Forms 1094-C and 1095-C for any time periods prior to the Initial Agreement Date in accordance with applicable Law.

4.14. Labor.

(a) Except as set forth on Section 4.14(a) of the Ames Disclosure Schedules, none of the Ames Target Companies is a party to, bound by, or subject to any collective bargaining agreement or other Contract with any labor union, labor organization, or similar Person, and none of the employees of any Ames Target Company are represented by any labor union, labor organization, or similar Person. Except as set forth on Section 4.14(a) of the Ames Disclosure Schedules, no Ames Target Company has experienced any union organizing activity and, to the Knowledge of Griffon HoldCo, no such activity is or has been threatened in writing. There are no, and there have not been in the past three (3) years any, strikes, work stoppages, work slowdowns, lockouts, union election petitions, demands for recognition, unfair labor practice charges or complaints, labor grievances, or other labor disputes pending or, to the Knowledge of Griffon HoldCo, threatened in writing against or involving any Ames Target Company, other than as set forth on Section 4.14(a) of the Ames Disclosure Schedules.

(b) With respect to the employees of each Ames Target Company, in the past three (3) years, there has been no mass layoff, plant closing, shutdown or similar activity that implicated notice under the Worker Adjustment and Retraining and Notification Act of 1988 (the “WARN Act”) or any similar Law, and no such activity is planned. Section 4.14(b) of the Ames Disclosure Schedules sets forth a correct and complete list of each employee of any Ames Target Company who was terminated, furloughed, or laid off for any reason other than for cause, or whose hours were reduced by more than fifty percent (50%), during the ninety (90) days preceding the Initial Agreement Date, and for each such employee, sets forth: (i) his or her employer; (ii) the date of such termination, furlough, layoff, or reduction in hours; and (iii) the location to which the employee was assigned. No later than the Pre-Consummation Date, Section 4.14(b) of the Ames Disclosure Schedules shall be updated to reflect any such terminations, furloughs, layoffs, or reductions in hours between the Initial Agreement Date and the Pre-Consummation Date.

(c) Section 4.14(c) of the Ames Disclosure Schedules sets forth a correct and complete list of each employee of each Ames Target Company showing, with respect to each employee: whether actively at work or on a leave of absence (and, if on a leave of absence, expected return to work date); base salary or base wage rate; bonus arrangements or other compensation entitlements; vacation entitlement (only with respect to U.S. and Canadian employees) (including any accrued and unused vacation days); job title or position; status as full-time or part-time; location of employment; employer; date of hire; and classification as overtime exempt or overtime nonexempt (or, for employees outside of the United States, as eligible or ineligible for overtime pay) under applicable Laws.

(d) Each Ames Target Company is, and has been at all times in the past three (3) years, in compliance in all material respects with all applicable Laws relating to labor, employment, and employment practices, including with respect to terms and conditions of employment, termination of employment, hours and wages, calculation of holiday pay, overtime, the classification of individuals as non-employee contractors, the classification of employees as exempt or non-exempt from overtime, labor relations and collective bargaining, equal employment opportunities, discrimination and harassment, retaliation, plant closings and mass layoffs, pay statements, reimbursements, training (including sexual harassment training), Tax withholding, unemployment insurance, workers’ compensation, immigration, pay equity, employee privacy, background checks and drug testing, leaves of absence (including the Family and Medical Leave Act, paid sick and safe leave, and leave relating to COVID-19), record-keeping, affirmative action, hirings, terminations, occupational safety and health, and the provision of meal, rest, and other breaks. All Persons who are or have been classified by any Ames Target Company as independent contractors, consultants, or non-employees are and have been properly classified as independent contractors, consultants, or non-employees under all applicable Laws. All amounts due or owing for all salary, wages, bonuses, commissions, vacation with pay, sick days, premium pay, reimbursements, compensation, and benefits under the Ames Company Benefit Plans or otherwise have been timely and fully paid.

(e) All Persons who are or have been classified by any Ames Target Company as independent contractors, consultants, or non-employees are and have been properly classified as independent contractors, consultants, or non-employees under all applicable Laws. No independent contractors, consultants, or non-employees of any Ames Target Company have provided written notice asserting a right to be treated as an employee and no Governmental Body has queried the status of any such independent contractor, consultant, or non-employee. Section 4.14(e) of the Ames Disclosure Schedules sets forth a correct and complete list of each Person currently engaged by an Ames Target Company as an independent contractor who will receive compensation in excess of $150,000 in fiscal year 2026 and, as of the Initial Agreement Date, is reasonably expected to receive such compensation (or a greater amount) in fiscal year 2026 (excluding any Person engaged to undertake building and property maintenance and any bona fide business that provides services through individuals it treats as its employees for purposes of applicable Laws), showing, with respect to each independent contractor: name; date of engagement; duration of engagement; rate of compensation; description of services; and whether he or she is subject to a written Contract.

(f) Each employee of an Ames Target Company has the right to work for such Ames Target Company (as applicable), and no employee of any Ames Target Company is or has been employed in violation of any immigration or similar requirements under applicable Law or otherwise. A Form I-9 (or equivalent) has been properly completed and maintained for each employee of an Ames Target Companies, where required by applicable Law.

(g) In the past three (3) years, no allegations of sexual or other harassment have been made against any director, officer, member, manager, consultant, employee, agent, or other service provider of the Ames Target Companies, and none of the Ames Target Companies is a party to, or has entered into, any settlement, consent decree, or other Contract resolving such allegations. The Ames Target Companies do provide and have provided sexual harassment training in accordance with applicable Laws.

(h) Except as set forth on Section 4.14(h) of the Ames Disclosure Schedules, no employee of any Ames Target Company has any agreement as to length of notice or severance payment required to terminate his or her employment, is employed at will, and may be terminated at any time for any reason, in accordance with applicable Laws and employment rights. No officer or key employee of any Ames Target Company has submitted his or her written resignation or, to the Knowledge of Griffon HoldCo, intends to resign within twelve (12) months following the Closing Date.

(i) There are no active or threatened in writing legal proceedings under employment legislation or otherwise in any relevant court or adjudication body in respect of existing or former employees, and as so far as any Ames Target Company is aware, no legal proceedings have been threatened in writing by any current or former employees of any Ames Target Company.

(j) No subject access requests made to the Ames Target Companies by any employee outside of the United States are outstanding and each Ames Target Company has complied with the provisions of all Laws in respect of all personal data held or processed by them relating to their current and former employees.

(k) Griffon HoldCo has made available to Buyer all citations, notices of inspection, Orders, and inspection reports provided to them by the Occupational Safety and Health Administration or similar Governmental Body. There are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by or with respect to any Ames Target Company under or relating to the Occupational Safety and Health Act or any similar Law.

4.15. Environmental Matters. Except, in each case, as disclosed on Section 4.15 of the Ames Disclosure Schedules, or as would not reasonably be expected to be material to the Ames Target Companies, taken as a whole, (a) the operations and real properties of the Ames Target Companies are, and have for the past three (3) years been, in compliance with all Environmental

Laws and possess and are, and have been for the past three (3) years, in compliance with all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under Environmental Laws (“Environmental Permits”), (b) none of the Ames Target Companies is the subject of any Order or Contract with any Governmental Body pursuant to Environmental Laws, (c) none of the Ames Target Companies has received written notice from any Governmental Body that such Person is in violation of, or has liability pursuant to applicable Environmental Laws or an Environmental Permit, (d) no Hazardous Materials have been produced, sold, used, distributed, stored, transported, arranged for transport, handled, or Released by or on behalf of any Ames Target Company or to the Knowledge of Griffon HoldCo, by any other Person, nor has any Person been exposed to such Hazardous Materials, in each case, in a manner that violated or would reasonably be expected to result in liability pursuant to applicable Environmental Law, and (e) except in connection with indebtedness documents and real property leases listed on Section 4.15 of the Ames Disclosure Schedules, none of the Ames Target Companies has assumed by operation of law or agreement any environmental liability of any other Person. Griffon HoldCo has made available to Buyer complete and accurate copies of all final reports, studies or investigations, in its possession or reasonable control, relating to the Ames Target Companies’ current or former businesses or owned, leased or operated real properties and relating to environmental conditions, liabilities or compliance matters or to Hazardous Materials.

4.16. Customers and Suppliers.

(a) Section 4.16(a) of the Ames Disclosure Schedules lists the ten (10) largest customers (the “Ames Key Customers”) of the Ames Target Companies for the fiscal year ended December 31, 2024, each determined based on the aggregate revenue recognized by the Ames Target Companies from such Ames Key Customers, and sets forth opposite the name of each such Ames Key Customer such amount and percentage of consolidated revenue attributable to such Ames Key Customer. In the last twelve (12) months, no Ames Key Customer has materially reduced, altered, deferred, delayed, curtailed or otherwise impacted or modified (in a manner adverse to the Ames Target Companies) its relationship or business with the Ames Target Companies or the terms of its business with any Ames Target Companies and none of the Ames Target Companies has received written notice from any Ames Key Customer of any termination or material reduction in such Ames Key Customer’s relationship with the Ames Target Companies or that such Ames Key Customer intends to, and has no knowledge that any Ames Key Customer intends to take any such action either before or after the Initial Agreement Date. None of the Ames Target Companies is involved in any material Legal Proceeding with any Ames Key Customer. None of the Ames Target Companies is involved in any Claim, Legal Proceeding, dispute or controversy with any of its customers that, individually or in the aggregate is reasonably expected to be material to the Ames Target Companies, taken as a whole. None of the Ames Target Companies is in material breach of, or is in material default under, any Contract with any Ames Key Customer, nor, to the Knowledge of Griffon HoldCo, is any Ames Key Customer in material breach of, or in material default under, any such contract or agreement, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or material default by any of the Ames Target Companies or, to the Knowledge of Griffon HoldCo, any other party thereunder.

(b) Section 4.16(b) of the Ames Disclosure Schedules lists the ten (10) largest vendors, licensors, service providers and other suppliers (the “Ames Key Suppliers”) of the Ames

Target Companies for the fiscal year ended December 31, 2024, each determined based on the aggregate spend by the Ames Target Companies to such Ames Key Suppliers, and sets forth opposite the name of each such Ames Key Supplier such amount attributable to such Ames Key Supplier (whether directly or through another party). In the last twelve (12) months, no Ames Key Supplier has materially reduced, altered, deferred, delayed, curtailed or otherwise impacted or modified (in a manner adverse to the Ames Target Companies) its relationship or business with any Ames Target Company or the terms of its business with any Ames Target Company and no Ames Target Company has received written notice from any Ames Key Supplier of any termination or material reduction in such Ames Key Supplier’s relationship with any Ames Target Company or that such Ames Key Supplier intends to take any such action either before or after the Initial Agreement Date. None of the Ames Target Companies is involved in any material Legal Proceeding with any Ames Key Supplier. None of the Ames Target Companies is involved in any Claim, Legal Proceeding, dispute or controversy with any of its suppliers that, individually or in the aggregate, is reasonably expected to be material to the Ames Target Companies, taken as a whole.

4.17. Assets.

(a) Except as set forth on Section 4.17 of the Ames Disclosure Schedules, the applicable Ames Target Company has good and valid title to, a valid leasehold interest in or a valid license to use the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal properties and assets used or held for use by such Ames Target Company, located on the Ames Real Property, shown on the Ames Financial Statements as owned or used by such Ames Target Company or acquired thereafter (collectively, the “Ames Assets”), free and clear of all Liens, except for properties and assets disposed of in the Ordinary Course of Business, and Permitted Liens.

(b) Except as disclosed in Section 4.17(b) of the Ames Disclosure Schedules, the Ames Assets are, in all material respects, structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such Ames Assets are in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The Ames Assets, together with all other rights and assets of the Ames Target Companies, are sufficient in all material respects for the continued conduct of the business of the Ames Target Companies after Closing in substantially the same manner as conducted prior to the Closing.

(c) Together with the Ames Real Property and the Ames Company IPR, the Ames Assets constitute all of the assets, properties and rights, whether tangible or intangible, of the Ames Target Companies that are used or held for use in connection with the conduct of the Ames Target Companies’ respective businesses as currently conducted.

4.18. Financial Advisors. None of the Ames Target Companies has entered into any Contract, arrangement, agreement or understanding that may result in the obligation of any Ames Target Company to pay to an agent, broker, investment banker, financial advisor, intermediary, finder, consultant or other firm any broker’s, finder’s, financial advisor’s, investment banker’s or agent’s fees or commissions or other similar fee or commission, directly or indirectly, in connection with any of the Transactions.

4.19. Insurance. Section 4.19 of the Ames Disclosure Schedules contains a complete and accurate summary description of each insurance policy maintained by the Ames Target Companies, and any such policies maintained by Affiliates of the Ames Target Companies in which any Ames Target Company is a named or additional insured, with respect to its properties, assets and business or directors, managers and officers of the Ames Target Companies, and Griffon HoldCo has provided to Venanpri and Buyer summaries of, all such insurance policies (including fidelity bonds and other similar instruments). Each such policy is, and, as of immediately following the Closing shall be, in full force and effect. All premiums due and payable with respect to such policies have been paid, and none of the Ames Target Companies, or any Affiliate of the Ames Target Companies who maintains any insurance policy in which any Ames Target Company is a named or additional insured, is in default with respect to its obligations under any such policy. As of the Initial Agreement Date, there is no threatened termination in writing of any such policies or arrangements. As of the Initial Agreement Date there are no Claims in excess of $250,000 pending under any insurance policies currently in effect and covering the property, business, assets or employees of any Ames Target Company and there is no Claim for more than $250,000 pending under any such policy made during the three (3) year period prior to the Initial Agreement Date, that has been denied, rejected, disputed or refused coverage, in whole or in part (other than a customary reservation of rights notice). None of the Ames Target Companies, and no Affiliate of any Ames Target Companies that maintains any insurance policy pursuant to which any Ames Target Company is a named or additional insured, has received any written notice of cancellation or termination or intent to cancel, or material adjustment in the amount of premiums payable or early termination with respect to, any such insurance policy. The Ames Target Companies are and have been covered by insurance policies which are in all material respects sufficient for compliance with all applicable Laws and each Contract to which any Ames Target Company is a party or by which it is bound. Summaries of each of the insurance policies set forth in Section 4.19 of the Ames Disclosure Schedules have been delivered to Venanpri and Buyer for review.

4.20. Absence of Changes. Except as set forth on Section 4.20 of the Ames Disclosure Schedules, from the Ames Balance Sheet Date to the Initial Agreement Date, (a) there has not been any change or effect that has had or would reasonably be expected to have an Ames Material Adverse Effect, (b) the Ames Target Companies have conducted their respective businesses in the Ordinary Course of Business, and (c) none of the Ames Target Companies has taken any action that, if Section 7.2(c) applied during such period, would have required the consent of Buyer.

4.21. Transactions with Affiliates. Section 4.21 of the Ames Disclosure Schedules lists all Contracts, commitments, loan, leases or transactions between or among any Ames Target Company, on the one hand, and any of its or their direct or indirect directors, managers, officers, equityholders, Affiliates or any individual related by blood, marriage or adoption to any of the foregoing, or any entity in which any of the foregoing owns any beneficial interest on the other hand (other than any Ames Company Benefit Plan) Except as set forth on Section 4.21 of the Ames Disclosure Schedules, neither Griffon HoldCo nor its Affiliates, nor any family member or relative of such Affiliate of Griffon HoldCo, (i) owns, directly or indirectly, any interest in (x) any asset or other property used in or held for use in the business of the Ames Target Companies or (y) any Person that is a supplier, customer or competitor of any Ames Target Company, (ii) serves as an officer, director or employee of any Person that is a supplier, customer or competitor of any Ames Target Company, or (iii) is a debtor or creditor of the Ames Target Companies.

4.22. Competition Act (Canada). The aggregate value of the assets in Canada that are owned by the Ames Target Companies and/or by entities controlled by the Ames Target Companies do not exceed 93 million Canadian dollars and the gross annual revenues from sales in, from or into Canada generated from the assets that are owned by the Ames Target Companies and/or by entities controlled by the Ames Target Companies do not exceed 93 million Canadian dollars, all as determined in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transactions Regulations thereunder.

4.23. CFIUS. None of the Ames Target Companies is a “TID U.S. Business” within the meaning of 31 C.F.R. § 800.248.

4.24. Product and Service Warranties. Set forth on Section 4.24 of the Ames Disclosure Schedules is a true and complete list of (a) any material product recall or post-sale warning programs or post-sale warnings, conducted by or behalf of any Ames Target Company (involving the recall by any Ames Target Company of material products in the possession of end users or Persons in the distribution chain other than end-users) that have been in effect or conducted by any Ames Target Company in the past three (3) years from the Initial Agreement Date and (b) with respect to any warranty or guaranty as to goods sold or services provided by any Ames Target Company (a “Ames Warranty”), any Ames Warranty claim received by any Ames Target Company in the past three (3) years from the Initial Agreement Date, involving a claim involving amounts in excess of $10,000 or with respect to a group of Ames Warranty claims in respect of identical or substantially similar defects or issues, aggregate amounts in excess of $10,000. In the past three (3) years, none of the Ames Target Companies has committed any act or omission which would reasonably be expected to result in (i) any material product liability not covered by the insurance policies of any Ames Target Company (other than deductibles or self-retention amounts under the insurance policies of any Ames Target Company) or any material third party indemnity claim other than Ames Warranty claims in the Ordinary Course of Business, or (ii) any material costs to cure any breach of Ames Warranty or failure to meet or exceed product or service specification.

4.25. No Other Agreement to Purchase. Except for the rights of Buyer and Venanpri under this Agreement, no Person has any written or oral agreement, option, warrant or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming such for (i) the purchase, subscription, allotment or issuance of unissued shares or Equity Interest of any Ames Target Company, or (ii) the purchase or acquisition of any assets of the Ames Target Companies, other than in the Ordinary Course of Business which are not material to the Ames Target Companies, taken as a whole.

4.26. Solvency. As of the Initial Agreement Date, the Closing Date, and immediately following the Closing Date, after giving effect to the Transactions contemplated by this Agreement, each Ames Target Company is and will be Solvent. No step has been taken in any jurisdiction to initiate any process by or under which: (a) the ability of the creditors of any Ames Target Company to take any action to enforce their debts is suspended, restricted or prevented, (b) some or all of the creditors of any Ames Target Company accept, by agreement or in pursuance of a court order, an amount less than the sums owing to them in satisfaction of those sums, (c) a Person is appointed to manage the affairs, business and assets of any Ames Target Company on behalf of its creditors, or (d) the holder of a charge over all or any of the assets of any Ames Target

Company is appointed to control the business and/or all or any assets of such Ames Target Company. Except as set forth on Section 4.26 of the Ames Disclosure Schedules, no process has been initiated which could lead to any Ames Target Company being dissolved and its assets being distributed among its creditors, shareholders or other contributors.

4.27. Books and Records.

(a) All returns, particulars, resolutions and other documents that the Ames Target Companies are required by law to file with, or deliver to, any Governmental Body in any jurisdiction (including, in particular, any authority responsible for maintaining a register of companies) have been correctly made up and duly filed or, as the case may be, delivered.

(b) There are no powers of attorney granted by the Ames Target Companies currently in force (except as set forth in Section 4.9(m)).

Article V

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE VENANPRI Target COMPANIES

Venanpri represents and warrants to Griffon HoldCo and Buyer subject to such qualifications and exceptions as are disclosed in the Venanpri Disclosure Schedules in respect of the applicable representations and warranties against which they are disclosed, that:

5.1. Organization and Good Standing. Each Venanpri Target Company is duly organized, validly existing and (if applicable) in good standing under the Laws of its jurisdiction of its formation. Each Venanpri Target Company has all requisite corporate or similar power and authority necessary to own, lease and operate all of its properties and assets and to carry on its respective business as currently conducted and proposed to be conducted, to perform all of its respective obligations under each agreement and instrument under which it is bound, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of its business or the ownership of its properties requires such qualification, except for failures to be so qualified or in good standing, as the case may be, that would not reasonably be expected to have a Venanpri Material Adverse Effect. Complete and accurate copies of the Organizational Documents of each Venanpri Target Company, together with all amendments and supplements thereto, in each case as in effect on the Initial Agreement Date have been made available to Buyer and Griffon HoldCo, and any amendments entered into subsequent to the Initial Agreement Date in accordance with the terms of this Agreement will be promptly made available to the Buyer and Griffon HoldCo.

5.2. Authorization. Each Venanpri Target Company has all requisite corporate or similar power and authority to execute and deliver each Ancillary Agreement to which it is or will be a party and to perform its obligations thereunder and to consummate the Transactions. The execution, delivery and performance of each Ancillary Agreement to which any Venanpri Target Company is or will be a party, as applicable, has been duly and validly authorized by all requisite corporate, limited liability, or similar authority on the part of such Venanpri Target Company and each Venanpri Target Company has obtained all necessary corporate, limited liability, or similar approvals from its equityholders and board of directors or equivalent governing body required in connection with this Agreement and the Ancillary Agreements, and no other corporate proceedings on the part of any Venanpri Target Company are necessary to authorize the execution, delivery or performance of the Ancillary Agreements and the consummation of the Transactions contemplated thereby. Each of the Ancillary Agreements, when executed and delivered by each Venanpri Target Company, and the other parties thereto, will be duly and validly executed and constitute valid and legally binding obligations of such Venanpri Target Company, enforceable against such Venanpri Target Company in accordance with their respective terms, subject to the Enforceability Exception.

5.3. Capitalization.

(a) Section 5.3(a) of the Venanpri Disclosure Schedules sets forth all of the authorized, issued and outstanding Equity Interests of each Venanpri Target Company as of immediately prior to the Venanpri Pre-Closing Reorganization. All of the outstanding Equity Interests of each Venanpri Target Company (i) have been duly authorized, validly issued and are fully paid and non-assessable (where such concepts are applicable in the applicable jurisdictions); (ii) were not issued in violation of any Contract to which any Venanpri Target Company, as applicable, is a party or subject to or in violation of any preemptive or similar rights and (iii) were issued in compliance with all applicable Laws, including applicable securities Laws. As of the Initial Agreement Date, (A) the Equity Interests set forth on Section 5.3(a) of the Venanpri Disclosure Schedules constitute all of the issued and outstanding Equity Interests of each Venanpri Target Company and are owned solely of record and beneficially by the Persons set forth on Section 5.3(a) of the Venanpri Disclosure Schedules, free and clear of all restrictions or Liens, other than Liens arising under applicable securities Laws and (B) the issued and outstanding Equity Interests of each Venanpri Target Company are owned directly or indirectly by Venanpri as set forth on Section 5.3(a) of the Venanpri Disclosure Schedules. There are no declared or accrued but unpaid dividends or distributions with respect to the Venanpri Interests or the interests issued by any Venanpri Target Company to such Venanpri Target Company’s equityholders, nor has any Venanpri Target Company undertaken any historical share buybacks or redemptions of capital within the meaning of Part 18 of the UK Companies Act 2006.

(b) Section 5.3(b) of the Venanpri Disclosure Schedules sets forth the issued and outstanding Equity Interests of each Venanpri Target Company as of immediately prior to the Closing, after giving effect to the Venanpri Pre-Closing Reorganization. Giving effect to the Venanpri Pre-Closing Reorganization, all of the outstanding membership interests of each Venanpri Target Company (i) will be duly authorized and validly issued, (ii) will not have been issued in violation of any Contract binding on any Venanpri Target Company or subject to or in violation of any preemptive or similar rights, and (iii) were issued in compliance with all applicable Laws, including applicable securities Laws. As of immediately prior to the Closing, giving effect to the Venanpri Pre-Closing Reorganization, the Equity Interests set forth on Section 5.3(b) of the Venanpri Disclosure Schedules will constitute all of the issued and outstanding Equity Interests of each Venanpri Target Company, and all of such Equity Interests will be owned of record and beneficially by Venanpri, free and clear of all Liens, other than Liens arising under applicable securities Laws.

(c) Section 5.3(c) of the Venanpri Disclosure Schedules sets forth a list of each Subsidiary of Venanpri, indicating which Subsidiaries are Venanpri Target Companies, in each case together with the jurisdictions of organization, authorized and outstanding capital stock or other Equity Interests of each applicable Subsidiary as of the Initial Agreement Date and the name of each Person owning such outstanding capital stock or other Equity Interests of such Subsidiary and the type and amount of Equity Interests held by each such Person, as of (i) immediately prior to the Venanpri Pre-Closing Reorganization, and (ii) immediately prior to the Closing, after giving effect to the Venanpri Pre-Closing Reorganization. All of the outstanding Equity Interests of each such Subsidiary have been, and immediately following the Closing will be, duly authorized and validly issued and are fully paid and non-assessable (where such concepts are applicable in the applicable jurisdictions), were not issued in violation of any Contract to which any such Subsidiary is a party or subject to or in violation of any preemptive or similar rights and were issued in compliance with all applicable Laws and Organizational Documents, including applicable securities Laws. The Equity Interests set forth on Section 5.3(b) of the Venanpri Disclosure Schedules constitute all the issued and outstanding Equity Interests of the applicable Subsidiaries and are directly or indirectly owned of record and beneficially by Venanpri free and clear of all restrictions or Liens, other than Liens arising under applicable securities Laws. Except as set forth on Section 5.3(b) of the Venanpri Disclosure Schedules, Venanpri does not have any Subsidiaries and no Venanpri Target Company owns any Equity Interests or other interests in any Person. There are no declared or accrued but unpaid dividends or distributions with respect to the Equity Interests of any Venanpri Target Company.

(d) Except as set forth on Section 5.3(d) of the Venanpri Disclosure Schedules, (i) there are no preemptive or similar rights to purchase or otherwise acquire any Equity Interests of any Venanpri Target Company pursuant to any provision of Law or Contract to which any Venanpri Target Company is a party or by which any of their respective assets are bound and no Venanpri Target Company, is a party to, and there is no Contract, restriction or Lien with respect to the sale or registration of, such Equity Interests of any Venanpri Target Company; (ii) there are no outstanding rights, options, rights of first refusal, warrants, conversion rights, subscription rights, convertible securities, exchange rights, stock appreciation rights, redemption rights, repurchase rights, or other agreements, obligations, arrangements or commitments under which any Venanpri Target Company is or may become obligated to issue, transfer or sell, or giving any Person a right to subscribe for or acquire, or dispose of, any Equity Interests, or any securities or obligations exercisable or exchangeable for or convertible into any Equity Interests, of any Venanpri Target Company; (iii) there are no equity appreciation, phantom equity, profit participation or similar rights with respect to, or other rights valued (in whole or in part) in reference to any Venanpri Target Company; (iv) there are no bonds, debentures, notes or other Indebtedness having the right to vote or consent (or convertible or exchangeable for Equity Interests of any Venanpri Target Company having the right to vote or consent) on any matters on which the holders of the Venanpri Interests may vote and (v) and no securities or obligations evidencing such rights are authorized, issued or outstanding. The consummation of the Transactions will not cause any Liens to be created or suffered on the Venanpri Interests or any Equity Interests of any Venanpri Target Company, other than Liens created by Buyer.

(e) There are no outstanding obligations of any Person, contingent or otherwise, to repurchase, redeem or otherwise acquire any Equity Interest or other securities of any Venanpri

Target Company, and such Equity Interests are not subject to any voting trust agreement or similar arrangement relating to the voting or disposition of such Equity Interests.

(f) Upon completion of the Bellota US Sale and the Bellota International Sale at the Closing, Buyer will acquire good and valid title to all of the Venanpri Interests, free and clear of any Liens, other than Liens arising under applicable securities Laws and the A&R LLC Agreement of Buyer.

5.4. Governmental Consents and Approvals. Except in connection, or in compliance, with (a) the notification and waiting period requirements of the Competition Laws and (b) the approvals, filings and notifications required by applicable Laws that are set forth on Section 5.4 of the Venanpri Disclosure Schedules, no consent, approval, waiver, authorization, notice, exemption or filing is required to be obtained by, or in respect of, any Venanpri Target Company from, or to be given by, or in respect of, any Venanpri Target Company to, any Governmental Body, in connection with the execution, delivery and performance by any Venanpri Target Company of the Ancillary Agreements to which any of them is or will be a party, as applicable, and the consummation of the Transactions except for those the failure to obtain, give or make would not reasonably be expected to be material to the Venanpri Target Companies, taken as a whole.

5.5. Non-Contravention. Assuming the receipt of all consents, approvals, waivers, exemptions and authorizations and the making of all notices and filings contemplated by Section 5.4 (and the related Venanpri Disclosure Schedule), the execution, delivery and performance by each Venanpri Target Company of this Agreement and the Ancillary Agreements to which any of them is or will be a party, as applicable, and the consummation of the Transactions, do not and will not (a) violate any provision of the Organizational Documents of any Venanpri Target Company, (b) violate, require the consent, notice or other action by any Person under, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of each Venanpri Target Company, or result in a loss of any benefit to which any Venanpri Target Company is entitled, under any Contract or Venanpri Real Property Lease, (c) violate or result in a breach of or constitute a default under any Law to which any Venanpri Target Company is subject, or under any Governmental Authorization that would reasonably be expected to be material to the Venanpri Target Companies, taken as a whole, or (d) result in the creation or imposition of a Lien (other than a Permitted Lien) on any of the properties or assets of the Venanpri Target Companies.

5.6. Venanpri Financial Statements; Undisclosed Liabilities.

(a) Section 5.6 of the Venanpri Disclosure Schedules includes true, correct and complete copies of the (x) the audited consolidated balance sheet of VNPI Spain and its Subsidiaries for the fiscal year ending December 31, 2024 (the “Venanpri Year-End Balance Sheet”) and (y) unaudited consolidated balance sheet of VNPI Spain and its Subsidiaries as of September 30, 2025 (the “Venanpri Balance Sheet Date”) and the related unaudited consolidated statements of operations, comprehensive income, stockholder’s equity and cash flows for the nine (9) months then ended (the “Venanpri Most Recent Balance Sheet”, and together with the Venanpri Year-End Balance Sheet, the “Venanpri Financial Statements”), which has been made available to Griffon HoldCo and Buyer. Except as set forth on Section 5.6(a) of the Venanpri

Disclosure Schedules, the Venanpri Financial Statements were derived from the books and records relating to VNPI Spain and its Subsidiaries and have been prepared in accordance with GAAP, except as disclosed on Section 5.6(a) of the Venanpri Disclosure Schedules, in each case as in effect on the date such Venanpri Financial Statements were issued and consistently applied. The Venanpri Financial Statements are complete and correct in all material respects, and fairly present, in all material respects, the consolidated financial condition and results of operations and cash flows of VNPI Spain as of the dates thereof and for the periods then ended (subject to the absence of footnote disclosures and ordinary course year-end adjustments, the effect of which, individually or in the aggregate, would not reasonably be expected to be material to the consolidated financial position or operations of VNPI Spain, taken as a whole).

(b) The Venanpri Target Companies maintain and comply in all material respects with a system of accounting controls and internal controls over financial reporting consistent with customary practices for businesses of similar size and complexity sufficient to provide reasonable assurances that (i) their respective businesses are operated, in all material respects, in accordance with management’s general or specific authorization and with applicable Laws, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for material terms therein (iii) the Venanpri Target Companies do not maintain any off-the-books accounts or transactions, and (iv) access to properties and assets is permitted in accordance with management’s general or specific authorization. There has not been any fraud during the past three (3) years with respect to the Venanpri Target Companies that involves any of the management or other employees of any Venanpri Target Company or any Claim or allegation regarding any of the foregoing.

(c) All of the accounts receivable of the Venanpri Target Companies are properly reflected on the Venanpri Financial Statements and on the Estimated Venanpri Closing Statement in accordance with GAAP and the Venanpri Accounting Principles, respectively, (i) arose and will arise solely from bona fide transactions of the Venanpri Target Companies in the Ordinary Course of Business, and (ii) solely with respect to accounts receivable from any customer with an aggregate balance of $250,000 or more, are not more than thirty (30) days past due, other than as reflected on the Venanpri Financial Statements. All of the accounts receivable are good and collectible in full, all as reduced by any allowance for doubtful accounts reflected on the Venanpri Financial Statements, without employment of any collection procedure different from past practice of the applicable entities. Except as set forth on Section 5.6(c) of the Venanpri Disclosure Schedules and except in respect of Indebtedness that will be paid off at Closing and the related Liens released at Closing, no Person has any Lien on any accounts receivable of the Venanpri Target Companies, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Venanpri Target Companies with respect to any accounts receivable of the Venanpri Target Companies other than in the Ordinary Course of Business.

(d) Each Venanpri Target Company has good and valid title, free and clear of all Liens (other than Permitted Liens) to all Inventory of each of them. Except as set forth on Section 5.6(d) of the Venanpri Disclosure Schedules, the Inventory is (i) usable and fit for the purpose for which it was purchased or manufactured and (ii) salable in the Ordinary Course of Business, in each case subject to adequate reserves for obsolete, excess, damaged, slow-moving or otherwise unusable Inventory, including in the inventory line item reflected on the consolidated balance sheets included in the Venanpri Financial Statements. No Inventory is held on a contingent basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are reasonable in the present circumstances of the Venanpri Target Companies. The Inventory set forth on the consolidated balance sheets included in the Venanpri Financial Statements were valued in accordance with GAAP. Except as set forth on Section 5.6(d) of the Venanpri Disclosure Schedules, none of the Inventory is in the possession of others, except Inventory in transit in the Ordinary Course of Business consistent with past practice.

(e) Except as reflected, and expressly and adequately, in accordance with GAAP, accrued for or reserved against in the Venanpri Financial Statements, no Venanpri Target Company has any liabilities or obligations, other than (i) liabilities that were incurred since the Venanpri Balance Sheet Date in the Ordinary Course of Business (none of which is a liability resulting from noncompliance with any applicable Laws, Contracts or Governmental Authorizations) and (ii) liabilities arising under any Contract entered into in the Ordinary Course of Business since the Venanpri Balance Sheet Date or set forth on Section 5.12(a) of the Venanpri Disclosure Schedules (none of which relate to or is in the nature of a breach of any such Contract, breach of warranty, tort, Claim or lawsuit).

5.7. Litigation and Claims. Except as set forth on Section 5.7 of the Venanpri Disclosure Schedules, there is no (and in the last three (3) years there has been no) material Legal Proceeding (a) pending or threatened in writing against or relating to any Venanpri Target Company or any of their respective directors, officers, members, managers, employees, contractors, agents, representatives or other service providers in their capacities as such, or any of the assets owned, leased or used by any Venanpri Target Company in the operation of their respective businesses or the Transactions, or (b) pending or threatened in writing by any Venanpri Target Company against any Person. There is no (and in the last three (3) years there has been no) settlement agreements or similar written agreements with any Governmental Body or Order to which any Venanpri Target Company, or any of their respective material assets or material properties are subject. There are no Legal Proceedings pending or threatened in writing that challenge the Transactions, or that seek to enjoin or prohibit the consummation of, or seek other equitable relief with respect to, the Transactions.

5.8. Compliance with Laws; Permits.

(a) Except as set forth on Section 5.8(a) of the Venanpri Disclosure Schedules, each Venanpri Target Company is, and in the last five (5) years prior to the Initial Agreement Date has been, in compliance in all material respects with all Laws applicable to such Venanpri Target Company, and no Venanpri Target Company has received any written notice that it is under investigation, audit or review by any Governmental Body with respect to any alleged violation of any Law.

(b) The Venanpri Target Companies hold all material Governmental Authorizations necessary or otherwise required for the lawful conduct of their respective businesses and in each case as are necessary to permit each of them to own their respective property and to conduct their respective businesses as they are presently conducted. All such Governmental Authorizations are valid and in full force and effect, and none of the Venanpri Target Companies are in material default or violation of any term, condition or provision of any such Governmental

Authorization and, to the Knowledge of Venanpri, no condition exists that with notice or lapse of time or both would constitute a material default under any such Governmental Authorization. Except as set forth on Section 5.8(b) of the Venanpri Disclosure Schedules, the Venanpri Target Companies are, and in the last five (5) years prior to the Initial Agreement Date have been, in compliance in all material respects with all of its material Governmental Authorizations, and no Venanpri Target Company has, during the past five (5) years, received any written notice alleging any material violation of any Governmental Authorization under any applicable Law, or that any Governmental Body intends to cancel, revoke, terminate, suspend, modify or not renew any material Governmental Authorization. All fees and charges with respect to such Governmental Authorizations have been paid in full.

(c) Since April 24, 2019, none of the Venanpri Target Companies nor, to the Knowledge of Venanpri, any of their respective directors, shareholders, managers, officers, employees, agents, Affiliates, representatives or other third parties (acting in their capacity as such) has: (i) been charged with or convicted of violating any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions; (ii) received any written notice of any allegation, investigation, or Legal Proceeding with regard to a potential violation of any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions; (iii) made, offered or promised to make, or authorized the making of, any payment to any Government Official, or to any Person that had offered or would offer to pay, promise, or authorize, or cause to be offered, paid, promised, or authorized, anything of value, to any Government Official, in each case in furtherance of, or with the intent or purpose of corruptly (A) influencing any act or decision of such Government Official in his or her official capacity, (B) inducing such Government Official to do or omit to do any act in violation of a lawful duty or (C) securing any improper advantage; (iv) filed any voluntary disclosures with any Governmental Body regarding alleged violations of Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions; or (v) otherwise violated any applicable Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions. For purposes of this Section 5.8(c), any reference to “anything of value” will have such meaning as defined by applicable Law, including money, gifts, meals, entertainment, travel, lodging, charitable donations, and political contributions to the extent defined as “anything of value” by applicable Law.

(d) As of the Initial Agreement Date, the Venanpri Target Companies have ceased all sales to customers located in Cuba and Iran. Following the restructuring described in Section 5.8(a) of the Venanpri Disclosure Schedules, none of the Venanpri Target Companies has engaged in any Cuba- and Iran-related transactions, whether directly or indirectly, involving U.S. persons or a U.S. nexus. To the Knowledge of Venanpri, since April 24, 2019, the Venanpri Target Companies have not conducted any direct transactions or transactions through intermediaries with any individual or entity designated on OFAC’s List of Specially Designated Nationals or any similar list maintained by any Governmental Body, including the Government of Venezuela or any entity owned or controlled by it, and, to the Knowledge of Venanpri, the Venanpri Target Companies have not made any sales to any Person subject to Sanctions in Venezuela or Nicaragua.

(e) None of the Venanpri Target Companies nor any of their respective directors, shareholders, managers, officers, employees, agents, Affiliates, representatives, or agents (acting in their capacity as such) is, or conducts transactions with, a Person that is (i) the subject or target of any Sanctions, or (ii) included on OFAC’s List of Specially Designated Nationals or any similar list enforced by any Governmental Body.

(f) None of the Venanpri Target Companies is a “covered foreign person” or engages in a “covered activity” as those terms are used in the Outbound Investment Rules.

5.9. Taxes.

(a) Each Venanpri Target Company has filed all federal income and other material Tax Returns required to be filed by it (taking into account applicable extensions to file such Tax Returns), and all such Tax Returns were true, correct and complete in all material respects.

(b) All income and other material Taxes due and owing by each Venanpri Target Company have been timely paid (or caused to be paid) in full (whether or not shown on any Tax Return), other than those (i) where payment is not yet due or (ii) that are being contested in good faith by appropriate proceedings that permit such contest without payment.

(c) Each Venanpri Target Company has duly and timely withheld all material amounts required to be deducted or withheld and have timely paid to the appropriate authorities all such deducted or withheld amounts.

(d) Each Venanpri Target Company has, in all material respects, properly collected and remitted all sales, use, value added, goods and services, harmonized sales, and similar Taxes with respect to sales made or services provided to its customers, or with respect to purchases of goods or services from its vendors and other third parties.

(e) No deficiencies for any material amount of Taxes have been proposed, asserted or assessed in writing with respect to any Venanpri Target Company that are still outstanding. There are no ongoing or pending audits or examinations by any taxing authority concerning any material amount of Taxes of any Venanpri Target Company, and no such audit or examination has been threatened in writing.

(f) There are no outstanding agreements or waivers extending the statutory period of limitation for the collection or assessment of, any material amount of Taxes due from or with respect to any Venanpri Target Company. No Venanpri Target Company is currently the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Governmental Body) within which to file any Tax Return not previously filed.

(g) There are no Liens for Taxes on any material assets or properties of any Venanpri Target Company other than Permitted Liens.

(h) No Venanpri Target Company (i) is or has been a member of an affiliated group (other than the Venanpri Consolidated Group) filing a consolidated federal income Tax Return or (ii) has any liability for a material amount of Taxes of any Person (other than Venanpri or its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law.

(i) Within the past three (3) years, no Venanpri Target Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(j) No Venanpri Target Company is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(k) No Venanpri Target Company is party to any Tax sharing or Tax indemnity agreement (other than any such Contract between or among the Venanpri or its respective Subsidiaries or any commercial Contract that does not relate primarily to Taxes).

(l) No Venanpri Target Company has (i) requested, entered into, been issued, or become subject to any private letter ruling or technical advice memorandum of the IRS or comparable rulings or agreements of any other Governmental Body, or (ii) granted to any Person any power of attorney that will remain in force after the Closing with respect to any Tax matter, except for powers of attorney granted to employees of the Venanpri Target Companies.

(m) No Venanpri Target Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed prior to the Closing, (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) entered into or existing prior to the Closing, (v) installment sale or open transaction disposition made prior to the Closing, (vi) prepaid amount received outside of the Ordinary Course of Business prior to the Closing, or (vii) election pursuant to Section 965(h) of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law).

(n) No Venanpri Target Company is now, nor has it been at any time during the five-year period ending on the Initial Agreement Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code and the Treasury Regulations thereunder.

(o) No Venanpri Target Company has received from any jurisdiction where such Venanpri Target Company has not filed a particular Tax Return any unresolved written notice indicating that such Venanpri Target Company is or may be subject to Tax by that jurisdiction. No Venanpri Target Company has had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise conducted a trade or business or had operations, an office, branch or fixed place of business, in each case that gives rise to a taxable presence, in any jurisdiction other than the jurisdiction where such entity is organized.

(p) Section 5.9(p) of the Venanpri Disclosure Schedules sets forth the U.S. federal income Tax classification of each Venanpri Target Company prior to and after the Venanpri Pre-Closing Reorganization.

(q) All existing loan arrangements with a Venanpri Target Company organized under the laws of England and Wales fall within the UK loan relationship rules.

(r) All distributions undertaken in respect of or by a Venanpri Target Company organized under the laws of England and Wales have been undertaken in accordance with applicable Law.

(s) To the Knowledge of Venanpri, all transactions or arrangements made by Bellota México, S.A. de C.V. have been made for a valid business reason that is documented in accordance with applicable Law.

(t) Bellota México, S.A. de C.V. has (or its Affiliates have) provided Buyer with correct and complete copies of all Tax Returns and related documents (including contemporaneous transfer pricing documentation) filed or issued by Bellota México, S.A. de C.V. in accordance with Article 30 of the Mexican Federal Fiscal Code and any related provision, and correct and complete copies of all rulings, revenue agent reports, information document requests, tax favorable balance requests, notices of proposed deficiencies, petitions, pending ruling requests, and any similar documents submitted by, received by or agreed to by or on behalf of Bellota México, S.A. de C.V.

5.10. Real and Tangible Personal Property.

(a) Except as would not reasonably be expected to be material to the Venanpri Target Companies, taken as a whole, each Venanpri Target Company is the sole legal and beneficial owner of a fee simple interest in its respective owned real property and of a leasehold interest in its respective leased real property and has good and valid title to, or a valid license or leasehold interest in, all tangible or intangible assets reflected in the Venanpri Financial Statements as being owned or leased by such Venanpri Target Company, as applicable, free and clear of all Liens, other than Permitted Liens and Liens set forth on Section 5.10(a) of the Venanpri Disclosure Schedules.

(b) Section 5.10(b) of the Venanpri Disclosure Schedules sets forth a true, complete and correct list of all the real property owned by the Venanpri Target Companies (the “Venanpri Owned Real Property”) and the leased, subleased, licensed or otherwise occupied by the Venanpri Target Companies (the “Venanpri Leased Real Property” and together with the Venanpri Owned Real Property, the “Venanpri Real Property”), and in the case of the Venanpri Leased Real Property, specifying the name of the lessor, lessee or current occupant (if different from lessee) and the address thereof. All Venanpri Leased Real Property is held under written leases, subleases, licenses or other occupancy agreements (including all amendments, modifications, guaranties and other agreements with respect thereto, collectively, the “Venanpri Real Property Leases”). Other than as set forth on Section 5.10(b) of the Venanpri Disclosure Schedules, none of the Venanpri Target Companies (i) has subleased, assigned or otherwise granted to any Person the right to use or occupy the Venanpri Real Property or any portion thereof, (ii) has collaterally assigned, pledged, mortgaged, deeded in trust or otherwise granted a Lien on the Venanpri Owned Real Property or on its leasehold interest in any Venanpri Leased Real Property or (iii) own or hold, nor is obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any Venanpri Real

Property or any interest therein. The Venanpri Target Companies, as applicable, have a valid leasehold interest in each Venanpri Leased Real Property, in each case free and clear of all Liens except for Permitted Liens and the Liens set forth on Section 5.10(a) of the Venanpri Disclosure Schedules, and enjoys peaceful and undisturbed possession of the Venanpri Leased Real Property.

(c) True and complete copies of all Venanpri Real Property Leases have been delivered or made available to Griffon HoldCo and Buyer and none of the Venanpri Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed to Griffon HoldCo and Buyer. The Venanpri Target Companies have a valid leasehold interest in each Venanpri Leased Real Property, in each case free and clear of all Liens except for Permitted Liens and the Liens set forth on Section 5.10(a) of the Venanpri Disclosure Schedules, and the applicable Venanpri Target Company enjoys peaceful and undisturbed possession of the Venanpri Leased Real Property. No Venanpri Real Property Lease is subject to any material defenses, setoffs, or counterclaims, and no material obligations of any landlords or sublandlords thereunder are delinquent.

(d) None of the Venanpri Target Companies is obligated to pay any leasing or brokerage commission relating to any Venanpri Real Property that has not already been paid. No construction, alteration or other improvement work with respect to any Venanpri Real Property remains to be paid for or to be performed by any Venanpri Target Company. With respect to each parcel of Venanpri Real Property: (i) none of the Venanpri Target Companies has received any written notice of (x) violations of building codes and/or zoning ordinances or other governmental or regulatory Laws affecting the Venanpri Real Property, (y) existing, pending or threatened condemnation proceedings affecting any of the Venanpri Real Property, or (z) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to adversely affect the ability to operate any Venanpri Real Property as currently operated; (ii) neither the whole nor any portion of any Venanpri Real Property has been damaged or destroyed by fire or other casualty; (iii) the Venanpri Target Company occupying such property holds current and valid certificates of occupancy for each Venanpri Real Property, as applicable; (iv) each parcel of Venanpri Real Property is adequately served by proper utilities and other building services necessary for its current use and all of the buildings and structures located thereon are structurally sound with no material defects and are in good operating condition and compliant with the Venanpri Real Property Leases in all material respects, ordinary wear and tear excepted; and (v) each Venanpri Real Property has legal access to a municipal road and such access is sufficient for the use of the Venanpri Real Property and, to the Knowledge of Venanpri, no condition exists that would result in the termination of such access. The Venanpri Real Property constitutes all interests in real property currently used in connection with the business of the Venanpri Target Companies and which are necessary for the continued operation of the business of the Venanpri Target Companies as such business is currently conducted. There are no leases, subleases, licenses or other occupancy agreements relating to all or any portion of the Venanpri Real Property with respect to which any Venanpri Target Company is lessor, sublessor, licensor or the like, and no third party is in possession of any Venanpri Real Property. To the Knowledge of Venanpri, except as would not reasonably be expected to have, individually or in the aggregate, a Venanpri Material Adverse Effect, (i) there is no existing breach or default by any party under any easements or restrictive covenants affecting any Venanpri Owned Real Property which breach or default has not yet been cured, (ii) no Venanpri Target Company has received written notice of any default under any easements or restrictive covenants affecting the Venanpri Owned Real

Property which default has not yet been cured, and (iii) there does not exist any condition or event that with the lapse of time or the giving of notice, or both, would constitute such a breach or default under any easements or restrictive covenants affecting any Venanpri Owned Real Property.

(e) The Venanpri Target Companies have not received any written, or to the Knowledge of Venanpri, oral, notice or allegation of any breach of such Laws, regulations, restrictions, covenants or obligations relating to the Venanpri Real Property (or any other property in which the Venanpri Target Companies have previously had any estate, interest or right) from any person and there are no circumstances likely to give rise to the service of any such notice or allegation.

5.11. Intellectual Property; IT and Software; Data Privacy and Security.

(a) Section 5.11(a) of the Venanpri Disclosure Schedules sets forth, a complete and correct list of (i) all IP Registrations, (ii) material unregistered trademarks, (iii) social media accounts, and (iv) material Software, in each case that are included in the Venanpri Company IPR. Such schedules shall list, as applicable, the application or registration number, the jurisdiction and the owner (and, if different, the owner-of-record). All IP Registrations constituting Venanpri Company IPR have been duly applied for and are subsisting and in full force and have been validly registered and/or recorded in the name of a Venanpri Target Company. Except as would not reasonably be expected to be material to the Venanpri Target Companies, taken as a whole: (A) all documents, recordations and certificates in connection with the IP Registrations constituting Venanpri Company IPR currently required to be filed have been filed with the relevant Governmental Body for the purposes of prosecuting, maintaining, recording and perfecting such Venanpri Company IPR, (B) all IP Registrations constituting Venanpri Company IPR have no fees that have not been paid in a timely manner to the applicable Governmental Body and (C) all IP Registrations constituting Venanpri Company IPR have not been and are not involved in any opposition, cancellation, interference, inter partes review, reissue, reexamination or other similar proceeding. With respect to any material Venanpri Company IPR acquired from a third party, all assignments thereof are in writing and have been duly recorded with the appropriate Governmental Body in accordance with applicable Law.

(b) The Venanpri Target Companies, individually or collectively, own all rights, title and interests in all Venanpri Company IPR, and no Venanpri Company IPR will at Closing be subject to any Liens, adverse Claims, any requirement of any past (if outstanding), present or future royalty payments, or otherwise encumbered or restricted by any rights of any third party other than licenses for Commercially Available Software, and non-exclusive licenses granted by any Venanpri Target Company in the Ordinary Course of Business in connection with the manufacture, sale, lease or transfer of finished products or services on standard terms and conditions or any other Intellectual Property Contracts listed in Section 5.11(b) of the Venanpri Disclosure Schedules. With respect to Venanpri Company IPR that is not solely owned by the Venanpri Target Companies, Section 5.11(b) of the Venanpri Disclosure Schedules identifies all other owners and the nature of such ownership interest. The execution, delivery and performance of this Agreement and the consummation of the Transactions will not result in the loss, forfeiture, termination, license, or impairment of, or give rise to any obligation to (i) transfer or to create, change or abolish, or limit, terminate, or consent to the continued use of, any material rights in or material change in any royalties, revenue sharing or other payments made with respect to any

Venanpri Company IPR, Intellectual Property Rights exclusively licensed to a Venanpri Target Company (“Venanpri Exclusively Licensed IPR”), or material Intellectual Property Contracts, or (ii) license any Intellectual Property Rights of Buyer to any other Person.

(c) All Venanpri Company IPR are valid and enforceable. The Venanpri Company IPR, together with the Intellectual Property Rights licensed to any Venanpri Target Company under the licenses listed in Section 5.11(c) of the Venanpri Disclosure Schedules, constitute all of the Intellectual Property Rights used in, or necessary to conduct and operate the business of the Venanpri Target Companies as conducted prior to the Closing (other than Commercially Available Software).

(d) No Intellectual Property Rights used, necessary for or held for use in connection with the business of the Venanpri Target Companies as conducted prior to the Closing was assigned to NATT or any Subsidiary thereof that is not a Venanpri Target Company (each a “Non-Venanpri Subsidiary”), including as part of the Venanpri Pre-Closing Reorganization. Except for the rights granted under the Venanpri License Agreements, each dated as of the Closing Date, no Venanpri Company IPR is licensed to NATT or any Non-Venanpri Subsidiary and no Venanpri Target Company is using, or needs to use, any Intellectual Property Rights of NATT or any Non-Venanpri Subsidiary in connection with the business of the Venanpri Target Companies as conducted prior to the Closing.

(e) Except with respect to any Open Source Materials, Section 5.11(e) of the Venanpri Disclosure Schedules sets forth all Intellectual Property Rights owned by a third party that are incorporated into or distributed with a product offered by the Venanpri Target Companies, along with the applicable licensor of such Intellectual Property Rights and the applicable Intellectual Property Contract under which the Venanpri Target Companies are licensed or otherwise authorized to use such Intellectual Property Rights.

(f) Except as set forth in Section 5.11(f) of the Venanpri Disclosure Schedules, the conduct of the Venanpri Target Companies’ businesses and the products and services of the Venanpri Target Companies as offered currently and in the last six (6) years do not infringe, misappropriate, dilute or otherwise violate, and have not infringed, misappropriated, diluted or otherwise violated, any Intellectual Property Rights of any other Person. To the Knowledge of Venanpri, no Person has in the last six (6) years infringed, misappropriated, diluted or otherwise violated or is infringing, misappropriating, diluting or otherwise violating Venanpri Company IPR or any Venanpri Exclusively Licensed IPR.

(g) Except for the Permitted Liens, Intellectual Property Contracts listed in Section 5.11(g) of the Venanpri Disclosure Schedules and non-exclusive licenses granted by any Venanpri Target Company in the Ordinary Course of Business in connection with the manufacture, sale, lease or transfer of finished products or services on standard terms and conditions, the Venanpri Target Companies have not granted any options with respect to, or otherwise encumbered or placed limitations on, any Venanpri Company IPR or the Venanpri Target Companies’ use thereof.

(h) None of the Venanpri Target Companies have received any written communication stating, alleging or otherwise suggesting the possibility that any Venanpri

Company IPR, Venanpri Exclusively Licensed IPR, or any Intellectual Property Contracts are invalid or unenforceable, or challenging the Venanpri Target Companies’ ownership of or right to use any such rights in the last six (6) years. In the last six (6) years, the Venanpri Target Companies have not received any written cease and desist, invitation to license or other communication alleging, expressly or implicitly, that the Venanpri Target Companies requires any license with respect to, or is infringing, misappropriating, diluting or otherwise violating the Intellectual Property Rights of any third party. In the last six (6) years, the Venanpri Target Companies have not sent any written communication to or asserted or threatened in writing any Claim against any Person involving or relating to any Venanpri Company IPR or Venanpri Exclusively Licensed IPR nor has any Venanpri Target Company acquiesced in any such potential Claim.

(i) Except as set forth on Section 5.11(i) of the Venanpri Disclosure Schedules, the Venanpri Target Companies have secured from all inventors, authors and other persons who participated in the conception, reduction to practice, creation or development of any Intellectual Property Rights for the Venanpri Target Companies (each, a “Venanpri Inventor”) (including their respective employees, consultants or contractors), sole legal and beneficial ownership of each Venanpri Inventor’s right, title and interest in such Intellectual Property Rights. Except as set forth on Section 5.11(i) of the Venanpri Disclosure Schedules, each Venanpri Inventor has executed a written and enforceable agreement in favor of a Venanpri Target Company providing for the non-disclosure by such Person of confidential information and assignment of all right, title and interest to such Intellectual Property Rights to a Venanpri Target Company, which agreement includes a present tense assignment of present and future inventions and a waiver of moral rights and all other non-assignable rights. No current or former employee, consultant or contractor of any Venanpri Target Company: (i) is in violation of any term or covenant of any agreement relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other agreement with any other party by virtue of such employee’s, consultant’s or contractor’s being employed by, or performing services for, any Venanpri Target Company or using trade secrets or proprietary information of others without permission or (ii) has developed any Intellectual Property Rights for any Venanpri Target Company that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such Intellectual Property Rights. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any agreement of the type described in clause (i) above, in each case, other than as set forth on Section 5.11(i) of the Venanpri Disclosure Schedules.

(j) The Venanpri Target Companies have taken commercially reasonable and appropriate steps to protect and maintain all Venanpri Company IPR, including to preserve the confidentiality of any trade secrets (including any confidential information owned by any Person to whom the Venanpri Target Companies have confidentiality obligations). Any third party to whom the Venanpri Target Companies has granted access to any trade secrets included in Venanpri Company IPR have executed and delivered to the applicable Venanpri Target Company a written legally binding agreement or are otherwise subject to fiduciary or statutory duties or other similar obligations, regarding the protection of such trade secrets and any disclosure by such Venanpri Target Company, of trade secrets of a Person has been pursuant to the terms of a written agreement with such Person or otherwise permitted by Law.

(k) No Venanpri Company IPR was developed, in whole or in part, and no Venanpri Inventor of any Venanpri Company IPR was operating (i) pursuant to or in connection with the development of any professional, technical or industry standard, (ii) under contract with or using the resources of any Governmental Body, academic institution or other entity that would subject any Venanpri Company IPR to the rights of any Governmental Body, academic institution or other entity, or (iii) under any grants or other funding arrangements with third parties.

(l) All material information technology hardware, Software, and network and communication systems and platform used or held for use by the Venanpri Target Companies in their respective businesses (the “Venanpri IT Assets”) are either owned by, licensed or leased to, the Venanpri Target Companies. The Venanpri IT Assets are adequate and sufficient in all material respects to meet the processing and other business requirements of the Venanpri Target Companies, as their respective businesses are currently conducted. The Venanpri IT Assets (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Venanpri Target Companies’ businesses as currently conducted, (ii) have been properly maintained, performed adequately and not materially malfunctioned or failed at any time during the last thirty-six (36) months (subject to temporary problems arising in the Ordinary Course of Business that did not materially disrupt the operations of any Venanpri Target Company and which have been corrected), and (iii) to the Knowledge of Venanpri, are free of any Malicious Code.

(m) During the last thirty-six (36) months, to the Knowledge of Venanpri, no Person has gained unauthorized access to any Venanpri IT Asset or any data contained therein (including any external hack, denial of service attack, ransomware attack or similar attack) of the Venanpri Target Companies.

(n) The Venanpri Target Companies have taken commercially reasonable precautions (including by way of outsourcing to third parties), including establishing and maintaining appropriate information security, contingency plans, back-up facilities, business continuity and disaster recovery technology processes consistent with industry standard practices, and necessary to protect, secure and maintain (i) the Venanpri IT Assets (hardware and Software) and the data contained thereon and related systems implemented or used by the Venanpri Target Companies and (ii) the storage capacities and requirements of the Venanpri Target Companies, in each case of (i) and (ii) against (A) overload, failure, limitation of system capacities, manual misuses and other interruptions of regular business operations, (B) fire, explosion, flood, any other calamity and other interruptions of regular business operations as well as (C) unauthorized access or manipulation by third parties.

(o) All Venanpri Source Code that is distributed to end users is and has been distributed pursuant to written license agreements that have been made available to Buyer. The Venanpri Source Code has been documented in a professional manner that is consistent with customary code annotation conventions and practices in the Software industry. No Venanpri Source Code that is distributed by the Venanpri Target Companies (including on a software as a services basis) was or is developed in whole or in part using, or is linked to or distributed with or otherwise combined with, any Open Source Materials in a manner that subjects or purports to subject the Venanpri Source Code (or portion thereof) to any copyleft license or which otherwise requires or purports to require the Venanpri Target Companies to disclose or deliver any of the proprietary Venanpri Source Code, grant a license to any Person under any rights in the Venanpri Source Code or pay any royalty or other fee to any Person. None of the Venanpri Target Companies or, to the Knowledge of Venanpri, any other Person acting on behalf of the Venanpri Target Companies, has disclosed or delivered to any third party, or permitted the disclosure or delivery to any escrow agent or other Person, any Venanpri Source Code. The Software included in the Venanpri Company IPR: (i) are free from material defects and bugs, and substantially conform to the applicable specifications, documentation, and samples therefor and (ii) do not contain any Malicious Code.

(p) A Venanpri Target Company is the exclusive owner of all right, title and interest in and to each element of data owned or purported to be owned by the Venanpri Target Companies (the “Venanpri-Owned Data”). The Venanpri Target Companies, as applicable, have the right to Process all Venanpri-Owned Data without obtaining any permission or authorization of any Person.

(q) The Venanpri Target Companies have valid and subsisting contractual rights, and legally required lawful bases, permissions, licenses or authorizations to Process or to have Processed all data owned by a third party that is or has been Processed by the Venanpri Target Companies (“Venanpri Third Party Processed Data”). The Venanpri Target Companies are and have been in compliance with all Contracts pursuant to which the Venanpri Target Companies Processes or has Processed Venanpri Third Party Processed Data, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby will not result in breach of any such Contract or the loss, forfeiture, termination, license, or impairment of the Venanpri Target Companies’ rights to possess and Process any Venanpri Third Party Processed Data.

(r) Section 5.11(r) of the Venanpri Disclosure Schedules sets forth: (i) all AI Technology owned or purported to be owned by the Venanpri Target Companies and (ii) all AI Technology (including AI Technology that is owned, developed, held under license, used, or otherwise deployed by the Venanpri Target Companies) that has been or is Trained by or on behalf of the Venanpri Target Companies, and the Training Data used and the source of such Training Data. The Venanpri Target Companies have at all times: (A) complied in all material respects with all AI Commitments, and (B) provided any and all disclosures and obtained any and all licenses, consents and permissions, and otherwise has all rights, in each case which are necessary for the use, development, Training and/or deployment of AI Technology by the Venanpri Target Companies, and the Processing of data in connection therewith. The Venanpri Target Companies have implemented and maintain commercially reasonable controls, policies, procedures, safeguards, measures, plans, and technological measures regarding the use, development, Training and deployment of AI Technology, and the Processing of data in connection therewith, in each case, which: (x) are designed to comply with and mitigate risks of a violation of confidentiality obligations, AI Commitments, regurgitation, manipulation, hallucinations, copyright infringement and/or trade secret misappropriation, and (y) include testing and auditing such AI Technology for bias.

(s) The Venanpri Target Companies (i) are and have at all times during the past thirty-six (36) months been in compliance in all material respects with the Privacy Commitments, and (ii) take, and have taken during the past thirty-six (36) months, commercially reasonable measures and have established and maintain commercially reasonable technical, physical and organizational measures designed to ensure that Company Data to which the Venanpri Target Companies have access or otherwise Processes is protected against loss, damage and unauthorized access, use, modification or other misuse, and against Data Security Breaches.

(t) There has been no Data Security Breach during the past thirty-six (36) months.

(u) Each of the Venanpri Target Companies (i) has obtained all necessary rights, permissions, and consents to permit the transfer of Personal Information in connection with the transactions contemplated by this Agreement; and (ii) will, immediately following the Closing Date, continue to be permitted to Process Personal Information on terms substantially identical to those in effect as of the Initial Agreement Date.

(v) During the past thirty-six (36) months, none of the Venanpri Target Companies has received any order, request, warning, reprimand, inquiry, notification, allegation or Claims alleging that any of them is in violation of or has not complied in any respect with any Privacy Commitment. During the past thirty-six (36) months, none of the Venanpri Target Companies was notified or advised that it, or to its Knowledge, is under investigation, or subject to any complaint, audit, proceeding, investigation, enforcement action, inquiry or Claim, initiated by any (i) Governmental Body, (ii) state, federal or foreign self-regulating body, or (iii) any Person, regarding or alleging that the Processing of Personal Information by the Venanpri Target Companies is in violation of any Privacy Commitment. During the past thirty-six (36) months, no Person has claimed or threatened in writing to claim any material amount of compensation (or an offer for compensation) from the Venanpri Target Companies under or in connection with any Data Security Breach or actual or alleged violation of any Privacy Commitment.

(w) None of the Venanpri Target Companies processes “bulk U.S. sensitive personal data” or “government-related data” within the meaning of 28 U.S.C. Part 202.

5.12. Venanpri Material Contracts.

(a) Section 5.12(a) of the Venanpri Disclosure Schedules sets forth all of the following Contracts (written or oral) to which, as of the Initial Agreement Date, any Venanpri Target Company is a party or bound (other than, solely for purposes of scheduling on Section 5.12(a) of the Venanpri Disclosure Schedules which shall still constitute “Venanpri Material Contracts”, Contracts that are Venanpri Company Benefit Plans), including all material amendments and supplements thereto(collectively, the “Venanpri Material Contracts”):

(i) each Contract (excluding any purchase orders entered into in the Ordinary Course of Business) that is reasonably expected to call for any payments by or on behalf of the Venanpri Target Companies, individually or in the aggregate, in excess of $300,000 per annum in any fiscal year;

(ii) each Contract (excluding any purchase orders entered into in the Ordinary Course of Business) that provides for any Venanpri Target Company to receive any payments in excess of, individually or in the aggregate, $300,000 during the current, or any future, fiscal year;

(iii) each Contract that grants to any Person a right of first refusal, first offer or similar preferential right to purchase or acquire any right, asset, property, Equity Interests or service of any Venanpri Target Company;

(iv) each Contract that contains a “meet competition” or “most favored nation” or similar pricing provision, in each case, in favor of a third party;

(v) each Contract that is a guaranty under which any Venanpri Target Company guarantees any obligations of (A) a third party or (B) a Venanpri Parent Group Company solely to the extent that such guaranty will continue following the Closing;

(vi) the Venanpri Real Property Leases;

(vii) each Contract with a Venanpri Key Customer or a Venanpri Key Supplier (excluding any purchase orders entered into in the Ordinary Course of Business);

(viii) each Contract that (A) contains covenants restricting the ability of any Venanpri Target Company to compete in any line of business or geographical area, (B) prohibits in any respect any Venanpri Target Company from soliciting or hiring any Person; or (C) establishes an exclusive sale or purchase obligation with respect to any Person, product or any geographic location;

(ix) each Contract that requires any Venanpri Target Company to purchase its total requirements of any product or service exclusively from a third party or that contains “take or pay” provisions;

(x) each Contract that involves a partnership or joint venture or similar arrangement involving the sharing of profits, losses, costs or liability by any Venanpri Target Company and any documents related thereto;

(xi) each Contract with a Governmental Body;

(xii) all collective bargaining agreements, Contracts or other agreements with a labor union, labor organization or similar Person;

(xiii) (A) agreement for the employment of any current officer, manager, director or individual employee or service provider with annual base compensation in excess of $175,000 (other than agreements providing for at-will employment that do not provide for notice pay, severance or post-employment benefits and offer letters) or (B) any agreement relating to loans (other than 401(k) loans), to any current employee, officer, manager, director or other individual service provider;

(xiv) each Contract that is an Intellectual Property Contract, but excluding licenses for Commercially Available Software (provided that non-exclusive licenses granted in the Ordinary Course of Business in connection with the manufacture, sale, lease or transfer of finished products or services on standard terms and conditions made available to Buyer are included in the definition of Intellectual Property Contracts but are not required to be scheduled for purposes of this Section 5.12(a)(xiv));

(xv) each Contract that relates to Indebtedness created, incurred, assumed or guaranteed by or secured by the assets of any Venanpri Target Company, solely to the extent that such guaranty or security will continue following the Closing;

(xvi) each Contract entered into within three (3) years of the Initial Agreement Date that involves the disposition or acquisition by any Venanpri Target Company of any Person or any business division, securities, material assets or properties for which any Venanpri Target Company has ongoing obligations or any future merger or business combination with respect to any Venanpri Target Company;

(xvii) each Contract that relates to any settlement of any Legal Proceeding or an Order of a Governmental Body, pursuant to which (A) any Venanpri Target Company has any outstanding restriction, liability or obligation (other than customary confidentiality obligations in respect of such settlement), (B) in which any Venanpri Target Company admits any liability or wrongdoing or (C) any Venanpri Target Company is or was required to make payments in excess of $500,000;

(xviii) each Contract between any Venanpri Target Company and any Affiliate thereof (provided, that for the purposes of this subclause (xviii), “Affiliate” shall mean any Venanpri Parent Group Company); or

(xix) any commitment to enter into any of the foregoing described in subclauses (i) through (xviii).

(b) Venanpri has, or has caused to be, provided to Buyer true, correct and complete copies of each Venanpri Material Contract set forth on Section 5.12(a) of the Venanpri Disclosure Schedules, together with all amendments, extensions, guarantees and other binding supplements thereto, and an accurate description of each of the oral Venanpri Material Contracts, including all amendments, waivers or other changes thereto. Each Venanpri Material Contract is in full force and effect, constitutes a legal, valid and binding obligation of the applicable Venanpri Target Company that is party thereto, and to the Knowledge of Venanpri, each other party to such Venanpri Material Contract. Each Venanpri Material Contract is enforceable against the applicable Venanpri Target Company that is party thereto and, to the Knowledge of Venanpri, each other party to such Venanpri Material Contract in accordance with its terms (subject in each case to the Enforceability Exception). Except as set forth on Section 5.12(b) of the Venanpri Disclosure Schedules and except as would not reasonably be expected to be material to the Venanpri Target Companies, taken as a whole, none of the Venanpri Target Companies or, to the Knowledge of Venanpri, any other party to an Venanpri Material Contract, is in default or breach of an Venanpri Material Contract, and each of the Venanpri Target Companies and, to the Knowledge of Venanpri, each other party to the Venanpri Material Contracts, has performed all material obligations required to be performed by it and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default or material breach of any Venanpri Target Company, or, to the Knowledge of Venanpri, any other party thereto, nor is any Venanpri Target Company in receipt of any claim of such default under or breach of any Venanpri Material Contract. No party to any of the Venanpri Material Contracts has exercised any termination rights with respect thereto and no party has threatened in writing to terminate, cancel or not renew or to materially reduce its obligations under any Venanpri Material Contract.

5.13. Employee Benefits Plans.

(a) Section 5.13(a) of the Venanpri Disclosure Schedules lists each material Venanpri Company Benefit Plan. “Venanpri Company Benefit Plan” means (i) each “employee benefit plan” (as defined in Section 3(3) of ERISA) and (ii) each employee benefit, bonus, incentive compensation, equity-based, deferred compensation, change in control, retention, severance, retirement, cafeteria, fringe benefit, supplemental unemployment benefit, pension, vacation, retirement, stock option, stock purchase, stock appreciation, profit sharing, health, welfare, medical, dental, life insurance, disability and any other or similar plans, programs or arrangements that are (A) established, maintained or sponsored by any Venanpri Target Company on behalf of any of their current or former employees, directors or other individual service providers (or their beneficiaries) or with respect to which any Venanpri Target Company is required to make payments, transfers or contributions on behalf of their current or former employees, directors or other individual service providers (or their beneficiaries) or (B) with respect to which any of the Venanpri Target Companies has any obligation on behalf of any such employee, director or other individual service provider or beneficiary; provided, that “Venanpri Company Benefit Plan” will not include (x) any governmental plan or program requiring the mandatory payment of social insurance Taxes or (y) similar contributions to a governmental fund with respect to the wages of an employee of any Venanpri Target Company. Copies of the following materials have been delivered or made available to Buyer to the extent applicable: (i) all current plan documents for each Venanpri Company Benefit Plan, including all amendments thereto; (ii) all determination letters from the Internal Revenue Service, His Majesty’s Revenue & Customs, or Canada Revenue Agency with respect to any of the Venanpri Company Benefit Plans; (iii) all current summary plan descriptions, summaries of material modifications, actuarial reports, annual reports and summary annual reports with respect to any of the Venanpri Company Benefit Plans; (iv) all current trust agreements, insurance contracts and other documents relating to the funding or payment of benefits under any Venanpri Company Benefit Plan; (v) the three (3) most recent annual reports (Form Series 5500), if any, required under ERISA or the Code in connection with each Venanpri Company Benefit Plans; (vi) all filings under the IRS’ Employee Plans Compliance Resolution System Program or the Department of Labor Delinquent Filer Program during the three (3) years preceding the Initial Agreement Date; and (vii) the standard form of employment agreement and offer letter of the Venanpri Target Companies in each applicable jurisdiction, as well as any employment agreement and offer letter that materially deviates from the form.

(b) Each Venanpri Company Benefit Plan was established and has been administered in all material respects in accordance with its terms and the applicable provisions of ERISA, the Code and all other applicable Laws. With respect to each group health plan benefiting any current or former employee of Venanpri or any member of the Controlled Group that is subject to Section 4980B of the Code, Venanpri and each member of the Controlled Group has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. Each Venanpri Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification upon which the Venanpri Company Benefit Plan can rely or is operated under the terms of a pre-preapproved plan for which the provider of the plan has received an opinion or advisory letter from the Internal Revenue Service that the plan is so qualified, and to the Knowledge of Venanpri, nothing has occurred, whether by action or by failure to act, that caused or would reasonably be expected to cause the loss of such qualification or the imposition of any material penalty or Tax liability.

(c) Other than as set forth on Section 5.13(c) of the Venanpri Disclosure Schedules, neither Venanpri nor any member of the Controlled Group currently has, or at any time during the past three (3) years has had, an obligation to contribute to (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. No Venanpri Company Benefit Plan is (x) a “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA or (y) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 513(c) of the Code. Each Venanpri Company Benefit Plan is a money purchase scheme (as defined in Section 181(1) of the UK Pensions Scheme Act 1993) and is a registered pension scheme for the purposes of Chapter 2 of Part 4 of the UK Finance Act 2004.

(d) No Venanpri Target Company has been an “associate” or of “connected” with an “employer” (such terms within the meaning of the Pensions Act 2004) of an “occupational pension scheme” which is not a “money purchase scheme” (such terms within the meaning of the Pensions Schemes Act 1993) and no Venanpri Target Company is itself and has at any time been such an employer and no Venanpri Target Company participates in or has any liability (current, prospective, or contingent) in relation to any defined benefit pension scheme.

(e) To the Knowledge of Venanpri, (i) no action, suit, claim, or proceeding is pending or threatened with respect to any Venanpri Company Benefit Plan and (ii) there have been no non-exempt prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA, in each case, with respect to the Venanpri Company Benefit Plans, and none of the foregoing are reasonably expected to occur.

(f) No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the Transactions by any current or former employee, officer, director or other individual service provider of Venanpri or any Affiliates of Venanpri who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Venanpri Company Benefit Plan or that otherwise would not be deductible by reason of Section 280G of the Code or that could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) or would be subject to an excise tax under Section 4999 of the Code. None of the Venanpri Target Companies has any indemnity obligation on or after the Closing Date for any Taxes imposed under Section 4999 or 409A of the Code. No Venanpri Company Benefit Plan is (A) a “multi-employer plan” within the meaning of subsection 147.1(1) of the Income Tax Act (Canada) or a “multi-employer plan” within the meaning of subsection 1(1) of the Pension Benefits Act (Ontario) or as such similar terms are defined in similar pension standards legislation of Canada or a province; or (B) a “registered pension plan” within the meaning of subsection 248(1) of the Income Tax Act (Canada).

(g) Except as set forth on Section 5.13(g) of the Venanpri Disclosure Schedules, the consummation of the Transactions alone, or in combination with any other event, (i) will not give rise to any liability under any Venanpri Company Benefit Plan, (ii) accelerate the time of payment or vesting or increase the amount, or require the funding, of compensation or benefits due to any employee, director or other individual service provider of any Venanpri Target Company (whether current, former or retired) or their beneficiaries under any Venanpri Company Benefit Plan or (iii) restrict the ability of any Venanpri Target Company to amend or terminate any Venanpri Company Benefit Plan at any time.

(h) No Venanpri Company Benefit Plan provides benefits, including death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by Law, (ii) death or retirement benefits under any Venanpri Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code or (iii) at the sole expense of the participant or the participant’s beneficiary.

(i) All payments required by each Venanpri Company Benefit Plan or by Law (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made or provided for by Venanpri or its Subsidiaries in accordance with the provisions of each of the Venanpri Company Benefit Plans, applicable Law and GAAP.

(j) No Venanpri Company Benefit Plan is under, and none of the Venanpri Target Companies has received any notice of, an audit or investigation by the IRS, Department of Labor, the UK Pensions Regulator, or any other Governmental Body, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty.

(k) Each Venanpri Company Benefit Plan has complied (where relevant) with the employer obligations under the automatic enrolment requirements of Part 1 of the Pensions Act 2008.

(l) No employee of any Venanpri Target Company has any rights to enhanced benefits on redundancy or early retirement as a result of or in connection with a transfer of an undertaking or part of an undertaking or a service provisions change to which TUPE applied.

(m) Except as set forth on Section 5.13(m) of the Venanpri Disclosure Schedules, none of the Venanpri Target Companies or any employee, director, or other individual service provider of any Venanpri Target Company has made any promises or commitments, whether legally binding or not, to create any additional Venanpri Company Benefit Plan, or to modify or change in any material way any existing Venanpri Company Benefit Plan.

(n) Any individual who performs services for any Venanpri Target Company and who is not treated as an employee for income tax purposes by such Venanpri Target Company is not an employee under applicable Law or for any purpose including for Tax withholding purposes or Venanpri Company Benefit Plan participation purposes. None of the Venanpri Target Companies has any liability by reason of an individual who performs or performed services for any Venanpri Target Company in any capacity being improperly excluded from participating in a Venanpri Company Benefit Plan. Each employee of a Venanpri Target Company has been properly classified as “exempt” or “non-exempt” (or as “eligible” or “ineligible”) under applicable Law.

(o) Except as would not reasonably be expected to be material to the Venanpri Target Companies, taken as a whole, (i) each Venanpri Company Benefit Plan that is a health plan is in compliance with the 2010 Health Care Law; (ii) the operation of each Venanpri Company

Benefit Plan that is a health plan has not, with respect to periods prior to the Closing Date, resulted in the incurrence of any penalty to Venanpri pursuant to the 2010 Health Care Law; (iii) there is not, with respect to periods prior to the Closing Date, any liability or excise tax under Section 4980H(a) of the Code; and (iv) for periods prior to the Closing Date, it is not anticipated that Venanpri will incur a penalty or excise tax under 4980H(b) of the Code or that Venanpri has a reporting obligation or will incur a excise tax under 4980D of the Code. Venanpri or its designee has prepared, filed and distributed all Forms 1094-C and 1095-C for any time periods prior to the Initial Agreement Date in accordance with applicable Law.

5.14. Labor.

(a) Except as set forth on Section 5.14(a) of the Venanpri Disclosure Schedules, none of the Venanpri Target Companies is a party to, bound by, or subject to any collective bargaining agreement or other Contract with any labor union, labor organization, or similar Person, and none of the employees of any Venanpri Target Company are represented by any labor union, labor organization, or similar Person. Except as set forth on Section 5.14(a) of the Venanpri Disclosure Schedules, no Venanpri Target Company has experienced any union organizing activity and, to the Knowledge of Venanpri, no such activity is or has been threatened in writing. There are no, and there have not been in the past three (3) years any, strikes, work stoppages, work slowdowns, lockouts, union election petitions, demands for recognition, unfair labor practice charges or complaints, labor grievances, or other labor disputes pending or, to the Knowledge of Venanpri, threatened in writing against or involving any Venanpri Target Company, other than as set forth on Section 5.14(a) of the Venanpri Disclosure Schedules.

(b) With respect to the employees of each Venanpri Target Company, in the past three (3) years, there has been no mass layoff, plant closing, shutdown or similar activity that implicated notice under the WARN Act or any similar Law, and no such activity is planned. Section 5.14(b) of the Venanpri Disclosure Schedules sets forth a correct and complete list of each employee of any Venanpri Target Company who was terminated, furloughed, or laid off for any reason other than for cause, or whose hours were reduced by more than fifty percent (50%), during the ninety (90) days preceding the Initial Agreement Date, and for each such employee, sets forth: (i) his or her employer; (ii) the date of such termination, furlough, layoff, or reduction in hours; and (iii) the location to which the employee was assigned. No later than the Pre-Consummation Date, Section 5.14(b) of the Venanpri Disclosure Schedules shall be updated to reflect any such terminations, furloughs, layoffs, or reductions in hours between the Initial Agreement Date and the Pre-Consummation Date.

(c) Section 5.14(c) of the Venanpri Disclosure Schedules sets forth a correct and complete list of each employee of each Venanpri Target Company showing, with respect to each employee: whether actively at work or on a leave of absence (and, if on a leave of absence, expected return to work date); base salary or base wage rate; bonus arrangements or other compensation entitlements; vacation entitlement including any accrued and unused vacation days; job title or position; status as full-time or part-time; location of employment; employer; date of hire; and classification as overtime exempt or overtime nonexempt (or, for employees outside of the United States, as eligible or ineligible for overtime pay) under applicable Laws.

(d) Each Venanpri Target Company is, and has been at all times in the past three (3) years, in compliance in all material respects with all applicable Laws relating to labor, employment, and employment practices, including with respect to terms and conditions of employment, termination of employment, hours and wages, calculation of holiday pay, overtime, the classification of individuals as non-employee contractors, the classification of employees as exempt or non-exempt from overtime, labor relations and collective bargaining, equal employment opportunities, discrimination and harassment, retaliation, plant closings and mass layoffs, pay statements, reimbursements, training (including sexual harassment training), Tax withholding, unemployment insurance, workers’ compensation, immigration, pay equity, employee privacy, background checks and drug testing, leaves of absence (including the Family and Medical Leave Act, paid sick and safe leave, and leave relating to COVID-19), record-keeping, affirmative action, hirings, terminations, occupational safety and health, and the provision of meal, rest, and other breaks. All Persons who are or have been classified by any Venanpri Target Company as independent contractors, consultants, or non-employees are and have been properly classified as independent contractors, consultants, or non-employees under all applicable Laws. All amounts due or owing for all salary, wages, bonuses, commissions, vacation with pay, sick days, premium pay, reimbursements, compensation, and benefits under the Venanpri Company Benefit Plans or otherwise have been timely and fully paid.

(e) All Persons who are or have been classified by any Venanpri Target Company as independent contractors, consultants, or non-employees are and have been properly classified as independent contractors, consultants, or non-employees under all applicable Laws. No independent contractors, consultants, or non-employees of any Venanpri Target Company have provided written notice asserting a right to be treated as an employee and no Governmental Body has queried the status of any such independent contractor, consultant, or non-employee. Section 5.14(e) of the Venanpri Disclosure Schedules sets forth a correct and complete list of each Person currently engaged by any Venanpri Target Company as an independent contractor who will receive compensation in excess of $150,000 in fiscal year 2026 and, as of the Initial Agreement Date, is reasonably expected to receive such compensation (or a greater amount) in fiscal year 2026 (excluding any Person engaged to undertake building and property maintenance and any bona fide business that provides services through individuals it treats as its employees for purposes of applicable Laws), showing, with respect to each independent contractor: name; date of engagement; duration of engagement; rate of compensation; description of services; and whether he or she is subject to a written Contract.

(f) Each employee of a Venanpri Target Company has the right to work for such Venanpri Target Company (as applicable), and no employee of any Venanpri Target Company is or has been employed in violation of any immigration or similar requirements under applicable Law or otherwise. A Form I-9 (or equivalent) has been properly completed and maintained for each employee of a Venanpri Target Company, where required by applicable Law.

(g) In the past three (3) years, no allegations of sexual or other harassment have been made against any director, officer, member, manager, consultant, employee, agent, or other service provider of any Venanpri Target Company, and no Venanpri Target Company is a party to, or has entered into, any settlement, consent decree, or other Contract resolving such allegations. The Venanpri Target Companies do provide and have provided sexual harassment training in accordance with applicable Laws.

(h) Except as set forth on Section 5.14(h) of the Venanpri Disclosure Schedules, no employee of any Venanpri Target Company has any agreement as to length of notice or severance payment required to terminate his or her employment, is employed at will, and may be terminated at any time for any reason, in accordance with applicable Laws and employment rights. No officer or key employee of any Venanpri Target Company has submitted his or her written resignation or, to the Knowledge of Venanpri, intends to resign within twelve (12) months following the Closing Date.

(i) There are no active or threatened in writing legal proceedings under employment legislation or otherwise in any relevant court or adjudication body in respect of existing or former employees, and as so far as any Venanpri Target Company is aware, no legal proceedings have been threatened in writing by any current or former employees of any Venanpri Target Company.

(j) With respect to any Venanpri Target Company employees employed under the laws of England and Wales, no Venanpri Target Company has been party (or alleged to have been party) to any relevant transfer under TUPE, and each Venanpri Target Company has complied with TUPE (where applicable).

(k) No subject access requests made to any Venanpri Target Company by any employee outside of the United States are outstanding and each Venanpri Target Company has complied with the provisions of all Laws in respect of all personal data held or processed by them relating to their current and former employees.

(l) Venanpri has made available to Buyer all citations, notices of inspection, Orders, and inspection reports provided to them by the Occupational Safety and Health Administration or similar Governmental Body. There are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by or with respect to any Venanpri Target Company under or relating to the Occupational Safety and Health Act or any similar Law.

5.15. Environmental Matters. Except, in each case, as disclosed on Section 5.15 of the Venanpri Disclosure Schedules, or as would not reasonably be expected to be material to the Venanpri Target Companies, taken as a whole, (a) the operations and real properties of the Venanpri Target Companies are, and have for the past three (3) years been, in compliance with all Environmental Laws and possess and are, and have been for the past three (3) years, in compliance with all Environmental Permits, (b) none of the Venanpri Target Companies is the subject of any Order or Contract with any Governmental Body pursuant to Environmental Laws, (c) none of the Venanpri Target Companies has received written notice from any Governmental Body that such Person is in violation of, or has liability pursuant to applicable Environmental Laws or an Environmental Permit, (d) no Hazardous Materials have been produced, sold, used, distributed, stored, transported, arranged for transport, handled, or Released by or on behalf of any Venanpri Target Company or to the Knowledge of Venanpri, by any other Person, nor has any Person been exposed to such Hazardous Materials, in each case, in a manner that violated or would reasonably be expected to result in liability pursuant to applicable Environmental Law, and (e) except in connection with indebtedness documents and real property leases listed on Section 5.15 of the Venanpri Disclosure Schedules, none of the Venanpri Target Companies has assumed by operation of law or agreement any environmental liability of any other Person. Venanpri has made available to Buyer complete and accurate copies of all final reports, studies or investigations, in its possession or reasonable control, relating to the Venanpri Target Companies’ current or former businesses or owned, leased or operated real properties and relating to environmental conditions, liabilities or compliance matters or to Hazardous Materials.

5.16. Customers and Suppliers.

(a) Section 5.16(a) of the Venanpri Disclosure Schedules lists the ten (10) largest customers (the “Venanpri Key Customers”) of the Venanpri Target Companies for the fiscal year ended December 31, 2024, each determined based on the aggregate revenue recognized by the Venanpri Target Companies from such Venanpri Key Customers, and sets forth opposite the name of each such Venanpri Key Customer such amount and percentage of consolidated revenue attributable to such Venanpri Key Customer. In the last twelve (12) months, no Venanpri Key Customer has materially reduced, altered, deferred, delayed, curtailed or otherwise impacted or modified (in a manner adverse to the Venanpri Target Companies) its relationship or business with the Venanpri Target Companies or the terms of its business with any Venanpri Target Company and none of the Venanpri Target Companies has received written notice from any Venanpri Key Customer of any termination or material reduction in such Venanpri Key Customer’s relationship with the Venanpri Target Companies or that such Venanpri Key Customer intends to, and has no knowledge that any Venanpri Key Customer intends to take any such action either before or after the Initial Agreement Date. None of the Venanpri Target Companies is involved in any material Legal Proceeding with any Venanpri Key Customer. None of the Venanpri Target Companies is involved in any Claim, Legal Proceeding, dispute or controversy with any of its customers that, individually or in the aggregate is reasonably expected to be material to the Venanpri Target Companies, taken as a whole. None of the Venanpri Target Companies is in material breach of, or is in material default under, any Contract with any Venanpri Key Customer, nor, to the Knowledge of Venanpri, is any Venanpri Key Customer in material breach of, or in material default under, any such contract or agreement, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or material default by any of the Venanpri Target Companies or, to the Knowledge of Venanpri, any other party thereunder.

(b) Section 5.16(b) of the Venanpri Disclosure Schedules lists the ten (10) largest vendors, licensors, service providers and other suppliers (the “Venanpri Key Suppliers”) of the Venanpri Target Companies for the fiscal year ended December 31, 2024, each determined based on the aggregate spend by the Venanpri Target Companies to such Venanpri Key Suppliers, and sets forth opposite the name of each such Venanpri Key Supplier such amount attributable to such Venanpri Key Supplier (whether directly or through another party). In the last twelve (12) months, no Venanpri Key Supplier has materially reduced, altered, deferred, delayed, curtailed or otherwise impacted or modified (in a manner adverse to the Venanpri Target Companies) its relationship or business with any Venanpri Target Company or the terms of its business with any Venanpri Target Company and no Venanpri Target Company has received written notice from any Venanpri Key Supplier of any termination or material reduction in such Venanpri Key Supplier’s relationship with any Venanpri Target Company or that such Venanpri Key Supplier intends to take any such action either before or after the Initial Agreement Date. None of the Venanpri Target Companies is involved in any material Legal Proceeding with any Venanpri Key Supplier. None of the Venanpri Target Companies is involved in any Claim, Legal Proceeding, dispute or controversy with any of its suppliers that, individually or in the aggregate, is reasonably expected to be material to the Venanpri Target Companies, taken as a whole.

5.17. Assets.

(a) Except as set forth on Section 5.17 of the Venanpri Disclosure Schedules, the applicable Venanpri Target Company has good and valid title to, a valid leasehold interest in or a valid license to use the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal properties and assets used or held for use by such Venanpri Target Company, located on the Venanpri Real Property, shown on the Venanpri Financial Statements as owned or used by such Venanpri Target Company or acquired thereafter (collectively, the “Venanpri Assets”), free and clear of all Liens, except for properties and assets disposed of in the Ordinary Course of Business, Permitted Liens and the Liens set forth on Section 5.10(a) of the Venanpri Disclosure Schedules.

(b) Except as disclosed in Section 5.17(b) of the Venanpri Disclosure Schedules, the Venanpri Assets are, in all material respects, structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such Venanpri Assets are in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The Venanpri Assets, together with all other rights and assets of the Venanpri Target Companies, are sufficient in all material respects for the continued conduct of the business of the Venanpri Target Companies after Closing in substantially the same manner as conducted prior to the Closing.

(c) Together with the Venanpri Real Property and the Venanpri Company IPR, the Venanpri Assets constitute all of the assets, properties and rights, whether tangible or intangible, of the Venanpri Target Companies that are used or held for use in connection with the conduct of the Venanpri Target Companies’ respective businesses as currently conducted.

5.18. Financial Advisors. None of the Venanpri Target Companies has entered into any Contract, arrangement, agreement or understanding that may result in the obligation of any Venanpri Target Company to pay to an agent, broker, investment banker, financial advisor, intermediary, finder, consultant or other firm any broker’s, finder’s, financial advisor’s, investment banker’s or agent’s fees or commissions or other similar fee or commission, directly or indirectly, in connection with any of the Transactions.

5.19. Insurance. Section 5.19 of the Venanpri Disclosure Schedules contains a complete and accurate summary description of each insurance policy maintained by the Venanpri Target Companies, and any such policies maintained by Affiliates of the Venanpri Target Companies in which any Venanpri Target Company is a named or additional insured, with respect to its properties, assets and business or directors, managers and officers of the Venanpri Target Companies, and Venanpri has provided to Griffon HoldCo and Buyer summaries of, all such insurance policies (including fidelity bonds and other similar instruments). Each such policy is, and, as of immediately following the Closing shall be, in full force and effect. All premiums due and payable with respect to such policies have been paid, and none of the Venanpri Target Companies, or any Affiliate of any Venanpri Target Company who maintains any insurance policy in which any Venanpri Target Company is a named or additional insured, is in default with respect to its obligations under any such policy. As of the Initial Agreement Date, there is no threatened termination in writing of any such policies or arrangements. As of the Initial Agreement Date there are no Claims in excess of $250,000 pending under any insurance policies currently in effect and covering the property, business, assets or employees of any Venanpri Target Company and there is no Claim for more than $250,000 pending under any such policy made during the three (3) year period prior to the Initial Agreement Date, that has been denied, rejected, disputed or refused coverage, in whole or in part (other than a customary reservation of rights notice). None of the Venanpri Target Companies, and no Affiliate of any Venanpri Target Company that maintains any insurance policy pursuant to which any Venanpri Target Company is a named or additional insured, has received any written notice of cancellation or termination or intent to cancel, or material adjustment in the amount of premiums payable or early termination with respect to, any such insurance policy. The Venanpri Target Companies are and have been covered by insurance policies which are in all material respects sufficient for compliance with all applicable Laws and each Contract to which any Venanpri Target Company is a party or by which it is bound. Summaries of each of the insurance policies set forth in Section 5.19 of the Venanpri Disclosure Schedules have been delivered to Griffon HoldCo and Buyer for review.

5.20. Absence of Changes. Except as set forth on Section 5.20 of the Venanpri Disclosure Schedules from the Venanpri Balance Sheet Date to the Initial Agreement Date, (a) there has not been any change or effect that has had or would reasonably be expected to have an Venanpri Material Adverse Effect, (b) the Venanpri Target Companies have conducted their respective businesses in the Ordinary Course of Business, and (c) none of the Venanpri Target Companies has taken any action that, if Section 7.2(d) applied during such period, would have required the consent of Buyer.

5.21. Transactions with Affiliates. Except for the Contracts and transactions referenced in “Closing Date, Steps 21, 24 and 28” of the Closing Steps Schedule, Section 5.21 of the Venanpri Disclosure Schedules lists all Contracts, commitments, loan, leases or transactions between or among any Venanpri Target Company, on the one hand, and any of its or their direct or indirect directors, managers, officers, equityholders, Affiliates or any individual related by blood, marriage or adoption to any of the foregoing, or any entity in which any of the foregoing owns any beneficial interest on the other hand (other than any Venanpri Company Benefit Plan). Except (x) for the Contracts and transactions referenced in “Closing Date, Steps 21, 24 and 28” of the Closing Steps Schedule and (y) as set forth on Section 5.21 of the Venanpri Disclosure Schedules, neither Venanpri nor its Affiliates, nor any family member or relative of such Affiliate of Venanpri, (i) owns, directly or indirectly, any interest in (A) any asset or other property used in or held for use in the business of the Venanpri Target Companies or (B) any Person that is a supplier, customer or competitor of any Venanpri Target Company, (ii) serves as an officer, director or employee of any Person that is a supplier, customer or competitor of any Venanpri Target Company or (iii) is a debtor or creditor of any Venanpri Target Company.

5.22. CFIUS. None of the Venanpri Target Companies is a “TID U.S. Business” within the meaning of 31 C.F.R. § 800.248

5.23. Product and Service Warranties. Set forth on Section 5.23 of the Venanpri Disclosure Schedules is a true and complete list of (a) any material product recall or post-sale warning programs or post-sale warnings, conducted by or behalf of any Venanpri Target Company

(involving the recall by any Venanpri Target Company of material products in the possession of end users or Persons in the distribution chain other than end-users) that have been in effect or conducted by any Venanpri Target Company in the past three (3) years from the Initial Agreement Date and (b) with respect to any warranty or guaranty as to goods sold or services provided by any Venanpri Target Company (a “Venanpri Warranty”), any Venanpri Warranty claim received by any Venanpri Target Company in the past three (3) years from the Initial Agreement Date, involving a claim involving amounts in excess of $10,000 or with respect to a group of Venanpri Warranty claims in respect of identical or substantially similar defects or issues, aggregate amounts in excess of $10,000. In the past three (3) years, none of the Venanpri Target Companies has committed any act or omission which would reasonably be expected to result in (i) any material product liability not covered by the insurance policies of any Venanpri Target Company (other than deductibles or self-retention amounts under the insurance policies of any Venanpri Target Company) or any material third party indemnity claim other than Venanpri Warranty claims in the Ordinary Course of Business, or (ii) any material costs to cure any breach of Venanpri Warranty or failure to meet or exceed product or service specification.

5.24. No Other Agreement to Purchase. Except for the rights of Buyer and Griffon HoldCo under this Agreement, no Person has any written or oral agreement, option, warrant or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming such for (i) the purchase, subscription, allotment or issuance of unissued shares or Equity Interest of any Venanpri Target Company, or (ii) the purchase or acquisition of any assets of the Venanpri Target Companies, other than in the Ordinary Course of Business which are not material to the Venanpri Target Companies, taken as a whole.

5.25. Solvency. As of the Initial Agreement Date, the Closing Date, and immediately following the Closing Date, after giving effect to the Transactions contemplated by this Agreement, each Venanpri Target Company is and will be Solvent. No step has been taken in any jurisdiction to initiate any process by or under which: (a) the ability of the creditors of any Venanpri Target Company to take any action to enforce their debts is suspended, restricted or prevented, (b) some or all of the creditors of any Venanpri Target Company accept, by agreement or in pursuance of a court order, an amount less than the sums owing to them in satisfaction of those sums, (c) a Person is appointed to manage the affairs, business and assets of any Venanpri Target Company on behalf of its creditors, or (d) the holder of a charge over all or any of the assets of any Venanpri Target Company is appointed to control the business and/or all or any assets of such Venanpri Target Company. No process has been initiated which could lead to any Venanpri Target Company being dissolved and its assets being distributed among its creditors, shareholders or other contributors.

5.26. Books and Records.

(a) All statutory books and registers of the Venanpri Target Companies incorporated in England and Wales have been properly kept in accordance with all applicable Law, are correctly written up to date and contain an accurate record of all matters and information which should be contained in them. No notice or allegation has been received that any such registers or books are incorrect or should be rectified.

(b) All returns, particulars, resolutions and other documents that the Venanpri Target Companies incorporated in England and Wales are required by law to file with, or deliver to, any Governmental Body in any jurisdiction (including, in particular, any authority responsible for maintaining a register of companies) have been correctly made up and duly filed or, as the case may be, delivered.

(c) In relation to its people with significant control register, each Venanpri Target Company incorporated in England and Wales has at all times complied with its duties under Section 790D (Duty to investigate and obtain information) and Section 790E (Duty to keep information up-to-date) of the UK Companies Act 2006.

(d) There are no powers of attorney granted by the Venanpri Target Companies currently in force (except as set forth in Section 5.9(l)).

5.27. Holding Companies.

(a) Bellota US does not engage in, and has never engaged in, any business activities, other than (i) its ownership of the Equity Interests of Bellota Agrisolutions, Agrisolutions Wear, and Corona Clipper, Inc., and their respective Subsidiaries, (ii) activities in connection with this Agreement, the Venanpri Pre-Closing Reorganization and the Transactions and (iii) engaging in transactions related to its capital stock, in each case, including any activities related or incidental thereto. Bellota US (A) has no, and has never had any, employees, and (B) does not own or lease, and has never owned or leased, any real property, personal property or other assets (other than the Equity Interests of its Subsidiaries, from time to time, including Bellota Agrisolutions, Agrisolutions Wear and Corona Clipper, Inc. and their respective Subsidiaries). Bellota US does not have any liabilities, other than liabilities solely incidental to its existence as a non-operating company and its direct or indirect ownership of its Subsidiaries from time to time, and otherwise as set forth on Section 5.27 of the Venanpri Disclosure Schedules.

(b) Venanpri or its direct or indirect Subsidiaries, or their respective representatives, formed the US SPV on March 18, 2026 by filing a certificate of formation with the Secretary of State of the State of Delaware (the “US SPV Formation Date”). On and from the US SPV Formation Date until the date of the delivery of an executed counterpart of the Limited Liability Company Agreement of the US SPV by Griffon HoldCo to Venanpri on April 29, 2026, the US SPV (i) did not engage in, and had never engaged in, any business activities and (ii) did not have any liabilities, other than liabilities solely incidental to its existence as a non-operating company.

Article VI

REPRESENTATIONS AND WARRANTIES OF BUYER, MIDCO, AND FINCO

Each of Buyer, MidCo, and FinCo represents and warrants to Griffon HoldCo and Venanpri, jointly and severally, subject to such qualifications and exceptions as are disclosed in the Buyer Disclosure Schedules in respect of the applicable representations and warranties against which they are disclosed, that:

6.1. Organization and Qualification. Buyer, MidCo, and FinCo each is duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite limited liability company or similar power and authority necessary to own and operate all of its respective properties and assets and to carry on its respective business as currently conducted.

6.2. Authorization. Each of Buyer, MidCo, and FinCo has all requisite limited liability company or similar power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. Except for the Omnibus Consent and any consents required in connection with the Debt Financing, no consent of the equityholders of Buyer, MidCo, or FinCo is required in connection with the execution, delivery and performance by Buyer, MidCo, or FinCo of this Agreement and the execution, delivery and performance by Buyer, MidCo, or FinCo of the applicable Ancillary Agreements to which Buyer, MidCo, or FinCo is a party, and the consummation of the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer, MidCo, and FinCo of this Agreement and the Ancillary Agreements to which it is or will be a party (including, with respect to FinCo, the Second Lien Facilities), as applicable, and the consummation of the Transactions (including, with respect to FinCo, the Second Lien Facilities) has been duly and validly authorized by all requisite action on the part of Buyer, MidCo, and FinCo, and each of Buyer, MidCo, and FinCo has obtained all necessary authorizations and approvals required in connection with this Agreement and the Ancillary Agreements, and no other actions or proceedings on the part of Buyer, MidCo, and FinCo are necessary to authorize the execution, delivery or performance of this Agreement or the Ancillary Agreements and the consummation the Transactions contemplated hereby and thereby. Each of Buyer’s, MidCo’s, FinCo’s, and respective sole members have duly approved the execution, delivery and performance by Buyer, MidCo and FinCo’s of this Agreement and the Ancillary Agreements to which each of them is or will be a party (including, with respect to FinCo, the Second Lien Facilities). This Agreement and each Ancillary Agreement to which any of Buyer, MidCo, and FinCo is or will be a party, when executed and delivered by Buyer, MidCo, and FinCo and the other parties hereto and thereto (including, with respect to FinCo, the Second Lien Facilities), will constitute valid and legally binding obligations of each of Buyer, MidCo, and FinCo (as applicable), enforceable against Buyer, MidCo, and FinCo (as applicable) in accordance with its terms, subject to the Enforceability Exception.

6.3. Capitalization.

(a) Buyer Interests.

(i) Section 6.3(a)(i) of the Buyer Disclosure Schedules sets forth all of the authorized, issued and outstanding Equity Interests of Buyer as of immediately prior to the Venanpri Pre-Closing Reorganization. All of the outstanding Equity Interests of Buyer (i) have been duly authorized, validly issued and are fully paid and non-assessable; (ii) were not issued in violation of any Contract to which Buyer is a party or subject to or in violation of any preemptive or similar rights and (iii) were issued in compliance with all applicable Laws, including applicable securities Laws. As of the Initial Agreement Date, the Buyer Interests set forth on Section 6.3(a)(i) of the Buyer Disclosure Schedules constitute all of the issued and outstanding Equity Interests of Buyer and are owned solely of record and beneficially by Venanpri, free and clear of all restrictions or Liens, other than

Liens arising under applicable securities Laws. There are no declared or accrued but unpaid dividends or distributions with respect to the Buyer Interests.

(ii) Section 6.3(a)(ii) of the Buyer Disclosure Schedules sets forth the issued and outstanding Equity Interests of Buyer as of immediately following the Closing. Giving effect to the Closing, all of the outstanding membership interests of Buyer (i) will be duly authorized and validly issued and (ii) will not have been issued in violation of any Contract binding on Buyer or subject to or in violation of any preemptive or similar rights. As of the Closing, the Equity Interests set forth on Section 6.3(a)(ii) of the Buyer Disclosure Schedules will constitute all of the issued and outstanding Equity Interests of Buyer, and all of such Equity Interests will be owned of record and beneficially by the Persons set forth therein, in the quantities set forth therein, free and clear of all Liens, other than Liens arising under applicable securities Laws.

(b) FinCo Interests.

(i) Section 6.3(b)(i) of the Buyer Disclosure Schedules sets forth all of the authorized, issued and outstanding Equity Interests of FinCo as of immediately prior to the Venanpri Pre-Closing Reorganization. All of the outstanding Equity Interests of FinCo (i) have been duly authorized, validly issued and are fully paid and non-assessable; (ii) were not issued in violation of any Contract to which FinCo is a party or subject to or in violation of any preemptive or similar rights and (iii) were issued in compliance with all applicable Laws, including applicable securities Laws. As of the Initial Agreement Date, the FinCo Interests set forth on Section 6.3(b)(i) of the Buyer Disclosure Schedules constitute all of the issued and outstanding Equity Interests of FinCo and are owned solely of record and beneficially by Buyer, free and clear of all restrictions or Liens, other than Liens arising under the securities Laws. There are no declared or accrued but unpaid dividends or distributions with respect to the FinCo Interests.

(ii) Section 6.3(b)(ii) of the Buyer Disclosure Schedules sets forth the issued and outstanding Equity Interests of FinCo as of immediately following the Closing. Giving effect to the Closing, all of the outstanding membership interests of FinCo (i) will be duly authorized and validly issued and (ii) will not have been issued in violation of any Contract binding on FinCo or subject to or in violation of any preemptive or similar rights. As of the Closing, the Equity Interests set forth on Section 6.3(b)(ii) of the Buyer Disclosure Schedules will constitute all of the issued and outstanding Equity Interests of FinCo, and all of such Equity Interests will be owned of record and beneficially by Buyer, free and clear of all Liens, other than Liens arising under applicable securities Laws.

(c) MidCo Interests.

(i) Section 6.3(c)(i) of the Buyer Disclosure Schedules sets forth all of the authorized, issued and outstanding Equity Interests of MidCo as of immediately prior to the Venanpri Pre-Closing Reorganization. All of the outstanding Equity Interests of MidCo (i) have been duly authorized, validly issued and are fully paid and non-assessable; (ii) were not issued in violation of any Contract to which MidCo is a party or subject to or in violation of any preemptive or similar rights and (iii) were issued in compliance with all applicable Laws, including applicable securities Laws. As of the Initial Agreement Date, the MidCo Interests set forth on Section 6.3(c)(i) of the Buyer Disclosure Schedules constitute all of the issued and outstanding Equity Interests of MidCo and are owned solely of record and beneficially by FinCo, free and clear of all restrictions or Liens, other than Liens arising under the securities Laws. There are no declared or accrued but unpaid dividends or distributions with respect to the MidCo Interests.

(ii) Section 6.3(c)(ii) of the Buyer Disclosure Schedules sets forth the issued and outstanding Equity Interests of MidCo as of immediately following the Closing. Giving effect to the Closing, all of the outstanding membership interests of MidCo (i) will be duly authorized and validly issued and (ii) will not have been issued in violation of any Contract binding on MidCo or subject to or in violation of any preemptive or similar rights. As of the Closing, the Equity Interests set forth on Section 6.3(c)(ii) of the Buyer Disclosure Schedules will constitute all of the issued and outstanding Equity Interests of MidCo, and all of such Equity Interests will be owned of record and beneficially by FinCo, free and clear of all Liens, other than Liens arising under applicable securities Laws.

(d) ForCo Interests.

(i) Section 6.3(d)(i) of the Buyer Disclosure Schedules sets forth the ownership percentages of the Equity Interests of ForCo as of immediately following the Venanpri Pre-Closing Reorganization. As of the Closing, all of the outstanding Equity Interests of ForCo (i) will have been duly authorized, validly issued and are fully paid and non-assessable; (ii) will not have been issued in violation of any Contract to which ForCo is a party or subject to or in violation of any preemptive or similar rights and (iii) will have been issued in compliance with all applicable Laws, including applicable securities Laws. As of the Closing, the ForCo Interests described on Section 6.3(d)(i) of the Buyer Disclosure Schedules will constitute all of the issued and outstanding Equity Interests of ForCo and shall be owned solely of record and beneficially by FinCo, free and clear of all restrictions or Liens, other than Liens arising under the securities Laws. As of the Closing, there will be no declared or accrued but unpaid dividends or distributions with respect to the ForCo Interests.

(ii) Section 6.3(d)(ii) of the Buyer Disclosure Schedules sets forth the ownership percentages of the Equity Interests of ForCo as of immediately following the Closing. Giving effect to the Closing, all of the outstanding membership interests of ForCo (i) will be duly authorized and validly issued and (ii) will not have been issued in violation of any Contract binding on ForCo or subject to or in violation of any preemptive or similar rights. As of the Closing, the Equity Interests set forth on Section 6.3(c)(ii) of the Buyer Disclosure Schedules will constitute all of the issued and outstanding Equity Interests of ForCo, and all of such Equity Interests will be owned of record and beneficially by FinCo, free and clear of all Liens, other than Liens arising under applicable securities Laws.

6.4. Governmental Consents and Approvals. Except in connection, or in compliance, with (a) the notification and waiting period requirements of the Competition Laws or (b) the approvals, filings and notifications required by applicable Laws that are set forth on Section 6.4 of the Buyer Disclosure Schedules, no consent, approval, waiver, exemption, authorization, notice or filing is required to be obtained by, or in respect of, Buyer, MidCo, or FinCo from, or to be given by Buyer, MidCo, or FinCo to, or be made by Buyer, MidCo, or FinCo with, any Governmental Body in connection with the execution, delivery and performance by Buyer, MidCo, or FinCo of this Agreement and the Ancillary Agreements to which any of them is or will be a party and the consummation of the Transactions other than those the failure of which to obtain, give or make would not reasonably be expected to materially delay or impair Buyer’s, MidCo’s, or FinCo’s, ability to perform its obligations hereunder.

6.5. Non-Contravention. Assuming the receipt of all consents, approvals, waivers, exemptions and authorizations and the making of all notices and filings contemplated by Section 6.5 of the Buyer Disclosure Schedules, the execution, delivery and performance by Buyer, MidCo, and FinCo of this Agreement, the Ancillary Agreements to which any of them is or will be a party, as applicable, and the consummation of the Transactions, do not and will not (a) violate any provision of the Organizational Documents of Buyer, MidCo, or FinCo, (b) conflict with, violate, require the consent, notice or other action by any Person under, conflict with, or result in the breach of, or constitute a default under (whether after the giving of notice, lapse or time or both), or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Buyer, MidCo, or FinCo under, or result in a loss of any benefit to which Buyer, MidCo, or FinCo is entitled, or require notice, consent or any other action by any Person under any Contract of Buyer, MidCo, or FinCo or by which Buyer, MidCo, or FinCo or any of their respective properties or assets is bound or affected, or (c) violate or result in a violation of or breach under or constitute a default or require notice, consent or any other action by any Person under any Law to which Buyer, MidCo, or FinCo is subject, or under any Governmental Authorization, (d) result in the creation or imposition of any Lien (other than a Permitted Line) on any of the properties or assets of Buyer, MidCo, or FinCo, other than, in the case of clauses (b), (c), and (d), such conflicts, breaches, terminations, defaults, cancellations, accelerations, losses or violations that would not reasonably be expected to materially delay or impair Buyer’s, MidCo’s, or FinCo’s ability to perform any of its obligations under this Agreement or any Ancillary Agreement to which Buyer, MidCo, or FinCo will be a party.

6.6. Litigation and Claims. There is no Legal Proceeding pending or threatened in writing against Buyer, MidCo, or FinCo that would be reasonably expected to materially delay or impair Buyer’s, MidCo’s, or FinCo’s, ability to effect the Closing.

6.7. Financial Advisors. None of Buyer, MidCo, FinCo, or any of their respective Affiliates has entered into any contract, arrangement, agreement or understanding that may result in the obligation of Buyer, MidCo, or FinCo, as applicable, to pay to an agent, broker, investment banker, financial advisor, intermediary, finder, consultant or other firm acting on behalf of Buyer, MidCo, or FinCo or any of their Affiliates will be entitled to any broker’s, finder’s, financial advisor’s, investment banker’s, agent’s or other similar fee or commission, directly or indirectly, in connection with any of the Transactions.

6.8. Financing.

(a) On the Closing Date, assuming (i) satisfaction of the conditions set forth in Section 8.1 and Section 8.2, (ii) the Equity Financing is funded in accordance with its terms and conditions, and (iii) the Debt Financing is funded in accordance with its terms and conditions, the amount of funds to be provided pursuant to the Debt Commitment Letters and Equity Commitment Letter will be sufficient to (A) pay the aggregate of the Ames Closing Cash Consideration and the Venanpri Closing Cash Consideration, (B) pay any and all fees and expenses required to be paid by Buyer, MidCo, or FinCo in connection with the Transactions, including the Financing, and (C) satisfy all of Buyer’s other payment obligations required to be paid in connection with the consummation of the Closing.

(b) Buyer has furnished Griffon HoldCo and Venanpri with complete and correct copies of the executed (i) Commitment Letter – Trade Receivables Securitization Facility, dated as of the Initial Agreement Date, between the lender thereunder and Buyer and (ii) Commitment Letter – $195,071,000 Senior Credit Facilities, dated as of the Initial Agreement Date, among certain lenders, ONCAP Management Partners, L.P. and Griffon Corporation and each executed fee letter and engagement letter associated therewith, including any such letters that contain any conditions to funding or “flex” provisions (which may be redacted to omit the fee and/or flex amounts, any other economic provisions and any customarily redacted provisions that do not reduce the aggregate amount or affect the availability or conditionality of the Debt Financing at the Closing) (such commitment letters, including all exhibits, schedules, annexes and amendments thereto, and each such fee letter and engagement letter, collectively, the “Debt Commitment Letters”), pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the Transactions (the “Debt Financing” or the “Financing”).

(c) Buyer has delivered to Griffon HoldCo a true, correct and complete copy of the Equity Commitment Letter. The Equity Commitment Letter is a legal, valid and binding obligation of the Equity Investor, enforceable against Equity Investor, in accordance with its terms except to the extent such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general applicability relating to or affecting creditors’ rights generally, to general principles of equity and that equitable remedies, including specific performance, may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The Equity Commitment Letter expressly provides, and shall continue to expressly provide, that Griffon HoldCo is an intended third party beneficiary thereof that may, on the terms and conditions set forth therein, enforce the rights of Buyer to cause the Equity Financing to be funded pursuant to the terms of the Equity Commitment Letter.

(d) There are no other agreements, side letters or arrangements relating to the Equity Commitment Letter that would reasonably be expected to affect the availability, the amount or conditionality of the Equity Financing or would reasonably be expected to delay the Closing. As of the Initial Agreement Date, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to result in the failure of any condition precedent to the Equity Financing or otherwise result in any portion of the Equity Financing being unavailable on the Closing Date. In no event shall the receipt by, or the availability of any funds or financing to, Buyer or any of its Affiliates other than the Debt Financing be a condition to Buyer’s obligation to consummate the transactions contemplated hereunder.

(e) As of the Initial Agreement Date, (i) the Debt Commitment Letters have not been amended or modified, (ii) no such amendment or modification is contemplated, and (iii) the commitments contained in the Debt Commitment Letters have not been withdrawn or rescinded in any respect. Other than with respect to the Second Lien Facility, there are no side letters or other agreements, Contracts, arrangements or understandings (whether written or oral) between Buyer, Venanpri, or any of their respective Affiliates, on the one hand, and Griffon or any of its Affiliates, on the other hand, pursuant to which Griffon or any of its Affiliates has agreed or committed to provide, fund, guarantee, or otherwise support any portion of the Facilities under the Debt Financing, or pursuant to which Griffon’s provision of any financing would be deemed to satisfy or contribute toward satisfaction with respect to the Facilities or the Third-Party Lender Requirement.

(f) The Debt Commitment Letters are in full force and effect. Each Debt Commitment Letters is (i) a legal, valid, and binding obligation of FinCo, and to the knowledge of FinCo, the Debt Financing Sources and (ii) enforceable in accordance with its terms against FinCo and each Debt Financing Source, except as enforcement may be limited by the Enforceability Exception. No event has occurred which, with or without notice, lapse of time or both would or would reasonably be expected to constitute a default or breach of any Debt Commitment Letter on the part of FinCo, or to the knowledge of FinCo, any Debt Financing Source. All commitments and other fees required to be paid under the Debt Commitment Letters prior to the Initial Agreement Date have been fully paid. As of the Initial Agreement Date, there are no conditions precedent or other contingencies (A) related to the funding of the Financing or any provisions that would reasonably be expected to reduce the aggregate proceeds contemplated by the Debt Commitment Letters or (B) that would otherwise reasonably be expected to adversely affect the conditionality, enforceability or availability of the Debt Commitment Letters with respect to all or any portion of the Debt Financing, in each case other than as expressly set forth in the Debt Commitment Letters.

(g) Buyer represents and warrants that the commitments from the Independent Third-Party Lenders are not subject to any conditions precedent other than those expressly set forth in the Debt Commitment Letters as delivered to Griffon HoldCo on the Initial Agreement Date and that no Independent Third-Party Lender that is a party to any Debt Commitment Letter shall have any termination right, or other provision in its commitment that would permit such Independent Third-Party Lender to reduce, withdraw, or fail to fund its commitment in circumstances where Griffon or its Affiliates would be required to fund under any Debt Commitment Letter. Without limiting the foregoing, no Independent Third-Party Lender that is party to any Debt Commitment Letter shall have any ‘market out’ or similar provision that would permit such Independent Third-Party Lender to withdraw or reduce its commitment based on market conditions, credit market disruptions, or similar circumstances.

6.9. Solvency. Immediately after giving effect to the Transactions (including the Financing), assuming that the Assumptions are correct, as set forth in the Solvency Opinion, each of Buyer, MidCo, and FinCo will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Buyer. No step has been taken in any jurisdiction to initiate any process by or under which: (a) the ability of the creditors of any of Buyer, MidCo, and FinCo to take any action to enforce their respective debts is suspended, restricted or prevented, (b) some or all of the creditors of any of Buyer, MidCo, and FinCo accept, by agreement or in pursuance of a court order, an amount less than the sums owing to them in satisfaction of those sums, (c) a Person is appointed to manage the affairs, business and assets of any of Buyer, MidCo, and FinCo on behalf of their respective creditors, or (d) the holder of a charge over all or any of the assets of any of Buyer, MidCo, and FinCo is appointed to control the business and/or all or any assets of any of Buyer, MidCo, and FinCo. No process has been initiated which could lead to any of Buyer, MidCo, and FinCo being dissolved and their respective assets being distributed among its creditors, shareholders or other contributors.

6.10. Operations of Buyer, MidCo, and FinCo. Each of Buyer, MidCo, and FinCo has been formed solely for the purpose of engaging in the Transactions and prior to the Closing shall have engaged in no other business activities and shall have incurred no liabilities or obligations, in each case other than in connection with the Transactions.

6.11. Investment Representation. Each of Buyer, MidCo, and FinCo, as applicable, is acquiring the Ames Interests and the Venanpri Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Each of Buyer, MidCo, and FinCo is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Each of Buyer, MidCo, and FinCo acknowledges that it is informed as to the risks of the Transactions and of ownership of the Ames Interests and the Venanpri Interests, as applicable. Each of Buyer, MidCo, and FinCo, as applicable, acknowledges that the Ames Interests and the Venanpri Interests have not been registered under the Securities Act or any state or foreign securities Laws and that the Ames Interests and the Venanpri Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Ames Interests and the Venanpri Interests are registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws.

6.12. No Other Representations and Warranties. Except for the representations and warranties contained in this Article VI (including related portions of the Venanpri Disclosure Schedules), in any certificate delivered hereunder, and in any Ancillary Agreement, none of Buyer, MidCo, FinCo, or any other Person on behalf of any of Buyer, MidCo, or FinCo is making, or has made, any representation or warranty, express or implied, at law or in equity, in respect of Buyer, MidCo, or FinCo, or their respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise), including with respect to the merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the business, the effectiveness or the success of any operations or the accuracy or completeness of any confidential information memoranda, management presentations, projections, documents, material or other information (financial or otherwise) regarding Buyer, MidCo, or FinCo, as applicable, furnished or made available to Griffon HoldCo or Venanpri or any of their respective representatives in any data room, confidential information memorandum, management presentation or in any other manner or form in expectation of, or in connection with, the Transactions, and Buyer, MidCo, and FinCo, as applicable, disclaims any other representation and warranty made by any other Person in respect of Buyer, MidCo, and FinCo, as applicable, or their respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise).

Article VII

COVENANTS

7.1. Access to Information.

(a) From the Initial Agreement Date until the Closing Date and subject to applicable Laws and the terms of the Confidentiality Agreements, upon reasonable prior notice:

(i) Venanpri will be entitled, through its officers, employees and representatives (including its legal advisors and accountants), to reasonable access to, the properties, businesses, operations, books and records, Contracts, and other documents and data related to the Ames Target Companies, and appropriate officers, employees and other representatives of the Ames Target Companies as it reasonably requests, and Griffon HoldCo will instruct its advisors to cooperate with Venanpri in its investigation of the Ames Target Companies; provided, however, that such investigation will not unreasonably interfere with any of the businesses or operations of the Ames Target Companies; and

(ii) Griffon HoldCo will be entitled, through its officers, employees and representatives (including its legal advisors and accountants), to reasonable access to, the properties, businesses, operations, books and records, Contracts, and other documents and data related to the Venanpri Target Companies and such examination of the books and records of the Venanpri Target Companies, and appropriate officers, employees and other representatives of the Venanpri Target Companies as it reasonably requests, and Venanpri will instruct its advisors to cooperate with Griffon HoldCo in its investigation of the Venanpri Target Companies; provided, however, that such investigation will not unreasonably interfere with any of the businesses or operations of the Venanpri Target Companies.

(b) Access pursuant to Section 7.1(a) shall be permitted only (i) in the case of access to the properties, businesses, operation, or officers, employees and other representatives, in the presence of the Party providing such access, and (ii) to the extent reasonably required by the Party requesting such access for the purposes of planning the post-Closing integration of the Ames Target Companies and the Venanpri Target Companies. Any such access and examination permitted hereunder will be conducted at the sole expense of the Party requesting such access, during regular business hours and under reasonable circumstances and will be subject to restrictions under applicable Law. The Party requesting such access and its representatives will use their reasonable best efforts to minimize any disruption to the business. Any disclosure during such investigation to Venanpri or Griffon HoldCo (as applicable), or their respective officers, employees and representatives will not constitute any enlargement of any representation or warranty or any additional representation or warranty of any Seller beyond those specifically set forth in this Agreement or any of the Ancillary Agreements (unless this Agreement or the applicable Ancillary Agreement(s) are amended in accordance with their terms to include such additional representation or warranty). Notwithstanding anything herein to the contrary, no such access or examination will be permitted to the extent that Venanpri or Griffon HoldCo (as applicable) determines, in its reasonable, good faith judgment (after consultation with counsel), that doing so would violate applicable Law or jeopardize any applicable legal privilege (including attorney-client privilege); provided, however, that each of Griffon HoldCo and Venanpri will use its reasonable best efforts to make alternative arrangements to make any such information available in such a manner so as to not waive any applicable legal privilege.

(c) Notwithstanding anything to the contrary contained herein, prior to the Closing Date, without the prior written consent of each applicable Seller, neither Seller, nor Buyer, MidCo, FinCo, or ForCo will have any right to do any invasive environmental sampling or testing of any real property owned, occupied or used by any Venanpri Target Company or Ames Target Company.

7.2. Conduct of Business Pending the Closing.

(a) From the Initial Agreement Date until the Closing Date, except (i) as set forth on Section 7.2(a) of the Ames Disclosure Schedules, (ii) as required by applicable Law, (iii) as otherwise expressly contemplated by this Agreement (including with respect to the Ames Pre-Closing Reorganization), or (iv) with the prior written consent of Buyer and Venanpri (which consent will not be unreasonably withheld, delayed or conditioned), Griffon HoldCo will, and will cause Ames Target Companies, as applicable, to, (A) use their commercially reasonable efforts to conduct the business of the Ames Target Companies in the Ordinary Course of Business in all material respects, (B) preserve substantially intact their respective businesses, organizations, goodwill and present relationships between Ames Target Companies, on the one hand, and any customers, suppliers, employees and consultants of the Ames Target Companies, as applicable, on the other hand, and all of their respective material assets and properties (real and personal), and (C) not take, or omit to be taken, any action which would reasonably be expected to result in an Ames Material Adverse Effect.

(b) From the Initial Agreement Date until the Closing Date, except (i) as set forth on Section 7.2(b) of the Venanpri Disclosure Schedules, (ii) as required by applicable Law, (iii) as otherwise contemplated by this Agreement (including with respect to the Venanpri Pre-Closing Reorganization), or (iv) with the prior written consent of Buyer and Griffon HoldCo (which consent will not be unreasonably withheld, delayed or conditioned), Venanpri will, and will cause the Venanpri Target Companies, as applicable, to, (A) use their commercially reasonable efforts to conduct the business of the Venanpri Target Companies in the Ordinary Course of Business in all material respects, (B) preserve substantially intact their respective businesses, organizations, goodwill and present relationships between the Venanpri Target Companies, on the one hand, and any customers, suppliers, employees and consultants of the Venanpri Target Companies, as applicable, on the other hand, and all of their respective material assets and properties (real and personal), and (C) not take, or omit to be taken, any action which would reasonably be expected to result in a Venanpri Material Adverse Effect.

(c) From the Initial Agreement Date until the Closing Date, except (i) as set forth on Section 7.2(c) of the Ames Disclosure Schedules, (ii) as required by applicable Law, (iii) as otherwise expressly contemplated by this Agreement (including with respect to the Ames Pre-Closing Reorganization), or (iv) with the prior written consent of Buyer and Venanpri (which consent will not be unreasonably withheld, delayed or conditioned), Griffon HoldCo will cause the Ames Target Companies not to, directly or indirectly:

(i) effect any merger, amalgamation, consolidation, share exchange, or similar business combination with any other Person, or acquire any business, Person or Equity Interests or material assets of any Person by any other manner, in a single transaction or a series of related transactions, or, subject to Section 7.10, enter into any binding Contract, letter of intent or similar arrangement with respect to the foregoing;

(ii) sell, lease, license, transfer, mortgage, pledge or dispose of or encumber or otherwise subject to any Lien (other than Permitted Liens) any properties, assets or equipment of any Ames Target Company (including the Ames Real Property) (other than in the Ordinary Course of Business or for the purpose of disposing of obsolete or worthless assets); provided, that the sales and/or sale-leasebacks of the Specified Properties (the “Specified Property Sales”) by Griffon and/or one or more of its Affiliates shall be permitted, subject to the prior consent of Venanpri (not to be unreasonably withheld, delayed or conditioned); provided, further, that (A) any proceeds from such Specified Property Sales shall reduce the aggregate principal amount of the Second Lien Facilities on a dollar-for-dollar basis, and (B) the aggregate amount of costs and expenses incurred in performing any investigation or remediation of, and/or other work required to address, known or potential environmental contamination at, on, under or migrating from the Specified Properties which either (I) reduce the proceeds of such Specified Property Sales or (II) are otherwise borne by the Buyer or any of its Affiliates in connection with such Specified Property Sales, shall reduce the aggregate principal amount of the Second Lien Facilities on a dollar-for-dollar basis; provided, further, that Venanpri shall not withhold its consent for the sale-leasebacks of the Sale-Leaseback Properties by Griffon and/or one or more of its Affiliates which contain terms at least as favorable as the terms provided in Section 7.2(c)(ii) of the Ames Disclosure Schedules;

(iii) (A) incur, assume or guarantee any material Indebtedness, (B) issue, sell or grant any debt securities or guarantee any Indebtedness of any other Person, or (C) make or forgive any loans or advances, or capital contributions to or investments in, any other Person;

(iv) (A) enter into a new Contract that would be included in the definition of Ames Material Contracts if it had been entered into as of the Initial Agreement Date (other than Contracts with customers or suppliers entered into in the Ordinary Course of Business) or (B) terminate, materially extend or materially modify or amend, or cancel or allow to expire or lapse, any Ames Material Contract;

(v) enter into any Contract with respect to any of the Ames Real Property (other than Contracts with respect to Specified Property Sales made in accordance with Section 7.2(c)(ii) hereof);

(vi) declare, set aside or pay any dividend or distribution on any securities of any Ames Target Company, other than dividends paid in cash that are declared and paid prior to the Calculation Time in the Ordinary Course of Business;

(vii) amend the Organizational Documents of any Ames Target Company;

(viii) issue, sell, pledge, transfer, dispose of or encumber or authorize or agree to issue, sell, pledge, transfer, dispose of or encumber any Equity Interests of any Ames Target Company or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of any Ames Target Company;

(ix) effect any split, combination, recapitalization, reclassification or like change in the capitalization of the Ames Target Companies;

(x) except as required by the terms of any Ames Company Benefit Plan as in effect on the Initial Agreement Date and listed on Section 4.13(a) of the Ames Disclosure Schedules, (A) increase the compensation or benefits of any director, officer, employee or individual service provider of any Ames Target Company, other than any employee of Griffon, with an annual base salary in excess of $175,000, (B) adopt, materially amend or modify or terminate any Ames Company Benefit Plan or any agreement, plan or program that would be an Ames Company Benefit Plan if in effect on the Initial Agreement Date, other than any amendments to preserve the tax qualified status thereof or amendments that would not increase the compensation or benefits of any current or former director, officer, employee or individual service provider of any Ames Target Company, or any of their dependents or beneficiaries, (C) grant any equity or equity-based awards of any Ames Target Company or (D) enter into any employment, severance, consulting or similar agreement to which any Ames Target Company is a party, in each case, with any person that would be a current or former director, officer, employee or individual service provider of any Ames Target Company with an annual base salary of, or severance, in excess of, $175,000;

(xi) (A) hire or offer to hire any new employee of any Ames Target Company, or terminate (other than for cause) the employment of any existing employee of any Ames Target Company, in each case, with an annual base salary in excess of, or anticipated to be in excess of, $175,000 or (B) institute any general layoff of employees or implement any new early retirement plan or announce the planning of any such action;

(xii) adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring or other reorganization of any Ames Target Company, other than the Ames Pre-Closing Reorganization;

(xiii) make, change or revoke any material Tax election, file any amended income or other material Tax Return, adopt or change (or make a request to any Governmental Body to change) any accounting method in respect of income or other material Taxes, change any annual Tax accounting period, request any ruling or similar guidance from any Governmental Body in respect of Taxes, enter into any Tax allocation, sharing, indemnity or similar agreement, surrender any right to claim a material refund in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into any “closing agreement” described in Section 7121 of the Code (or analogous provision of applicable Law) or settle or compromise any material Tax liability;

(xiv) commence, settle or compromise any Legal Proceeding (whether or not commenced prior to the Initial Agreement Date), or agree to settle or compromise any Legal Proceeding, other than any settlement or compromise (A) with respect to which an insurer has the right to control the decision to settle or (B)(1) not involving amounts payable by any Ames Target Company in connection therewith that would reasonably be expected to exceed (individually or in the aggregate) $250,000, (2) that does not impose any material restriction or obligation on any Ames Target Company following the Closing, (3) that expressly disclaims any wrongdoing, and (4) that contains a customary full release of claims for the benefit of any Ames Target Company;

(xv) redeem, repurchase or otherwise acquire any securities of any Ames Target Company;

(xvi) knowingly waive, release or assign any material rights or claims (including any material write-off or other material compromise of any accounts receivable of any Ames Target Company) in respect of any Ames Target Company, other than in the Ordinary Course of Business;

(xvii) incur or commit to any capital expenditures, obligations or liabilities of any Ames Target Company, other than as set out in the Ames CapEx Budget or in the Ordinary Course of Business;

(xviii) fail to make capital expenditures in a manner consistent with the budget then in effect for the Ames Target Companies, attached hereto as Section 7.2(c)(xviii) of the Ames Disclosure Schedules (the “Ames CapEx Budget”), other than deviations from the Ames CapEx Budget that are immaterial and in the Ordinary Course of Business;

(xix) fail to pay or satisfy when due any material liability of the Ames Target Companies, including any account payable, in excess of $50,000, note, bond or other evidence of indebtedness of or right to receive payment by any Person from any Ames Target Company, other than any material liability which is subject to which an Ames Target Company is disputing in good faith;

(xx) cancel or terminate any insurance policy listed on Section 4.19 of the Ames Disclosure Schedules, unless the same shall be concurrently replaced with one or more insurance policies providing coverage of the same scope and terms;

(xxi) sell, assign, lease, license, transfer, abandon or permit to lapse any Governmental Authorizations, to the extent material to the Ames Target Companies, taken as a whole;

(xxii) enter into any transaction that would be listed on Section 4.21 of the Ames Disclosure Schedules if it had been entered into as of the Initial Agreement Date;

(xxiii) (A) grant any exclusive or non-exclusive license or sublicense of any Intellectual Property Rights except for non-exclusive licenses granted by the Ames Target Companies in the Ordinary Course of Business in connection with the manufacture, sale, lease or transfer of finished products or services on standard terms and conditions made available to Buyer, or (B) abandon, cancel, or otherwise relinquish any Intellectual Property Rights, including failing to take necessary actions to maintain, protect, or enforce such Intellectual Property Rights, unless such abandonment does not adversely affect the business or financial condition of the Ames Target Companies; or

(xxiv) authorize or enter into any agreement or commitment, whether written or oral, with respect to any of the foregoing.

(d) From the Initial Agreement Date until the Closing Date, except (i) as set forth on Section 7.2(d) of the Venanpri Disclosure Schedules, (ii) as required by applicable Law, (iii) as otherwise expressly contemplated by this Agreement (including with respect to the Venanpri Pre-Closing Reorganization), or (iv) with the prior written consent of Buyer and Griffon HoldCo (which consent will not be unreasonably withheld, delayed or conditioned), Venanpri will cause the Venanpri Target Companies not to, directly or indirectly:

(i) effect any merger, amalgamation, consolidation, share exchange, or similar business combination with any other Person, or acquire any business, Person or Equity Interests or material assets of any Person by any other manner, in a single transaction or a series of related transactions, or enter into any binding Contract, letter of intent or similar arrangement with respect to the foregoing;

(ii) sell, lease, license, transfer, mortgage, pledge or dispose of or encumber or otherwise subject to any Lien (other than Permitted Liens) any properties, assets or equipment of any Venanpri Target Company (including the Venanpri Real Property) (other than in the Ordinary Course of Business or for the purpose of disposing of obsolete or worthless assets);

(iii) (A) incur, assume or guarantee any material Indebtedness, (B) issue, sell or grant any debt securities or guarantee any Indebtedness of any other Person, or (C) make or forgive any loans or advances, or capital contributions to or investments in, any other Person;

(iv) (A) enter into a new Contract that would be included in the definition of Venanpri Material Contracts if it had been entered into as of the Initial Agreement Date (other than Contracts with customers or suppliers entered into in the Ordinary Course of Business) or (B) terminate, materially extend or materially modify or amend, or cancel or allow to expire or lapse, any Venanpri Material Contract;

(v) enter into any Contract with respect to any of the Venanpri Real Property;

(vi) declare, set aside or pay any dividend or distribution on any securities of any Venanpri Target Company, other than dividends paid in cash that are declared and paid prior to the Calculation Time in the Ordinary Course of Business;

(vii) amend the Organizational Documents of any Venanpri Target Company;

(viii) issue, sell, pledge, transfer, dispose of or encumber or authorize or agree to issue, sell, pledge, transfer, dispose of or encumber any Equity Interests of any Venanpri Target Company or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of any Venanpri Target Company;

(ix) effect any split, combination, recapitalization, reclassification or like change in the capitalization of the Venanpri Target Companies;

(x) except as required by the terms of any Venanpri Company Benefit Plan as in effect on the Initial Agreement Date and listed on Section 5.13(a) of the Venanpri Disclosure Schedules, (A) increase the compensation or benefits of any director, officer, employee or individual service provider of any Venanpri Target Company with an annual base salary in excess of $175,000, (B) adopt, materially amend or modify or terminate any Venanpri Company Benefit Plan or any agreement, plan or program that would be a Venanpri Company Benefit Plan if in effect on the Initial Agreement Date, other than any amendments to preserve the tax qualified status thereof or amendments that would not increase the compensation or benefits of any current or former director, officer, employee or individual service provider of any Venanpri Target Company, or any of their dependents or beneficiaries, (C) grant any equity or equity-based awards of any Venanpri Target Company or (D) enter into any employment, severance, consulting or similar agreement to which any Venanpri Target Company is a party, in each case, with any person that would be a current or former director, officer, employee or individual service provider of any Venanpri Target Company with an annual base salary of, or severance, in excess of, $175,000;

(xi) (A) hire or offer to hire any new employee of any Venanpri Target Company, or terminate other than for cause the employment of any existing employee of any Venanpri Target Company, in each case, with an annual base salary in excess of, or anticipated to be in excess of, $175,000 or (B) institute any general layoff of employees or implement any new early retirement plan or announce the planning of any such action;

(xii) adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring or other reorganization of any Venanpri Target Company, other than the Venanpri Pre-Closing Reorganization;

(xiii) make, change or revoke any material Tax election, file any amended income or other material Tax Return, adopt or change (or make a request to any Governmental Body to change) any accounting method in respect of income or other material Taxes, change any annual Tax accounting period, request any ruling or similar guidance from any Governmental Body in respect of Taxes, enter into any Tax allocation, sharing, indemnity or similar agreement, surrender any right to claim a material refund in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into any “closing agreement” described in Section 7121 of the Code (or analogous provision of applicable Law) or settle or compromise any material Tax liability;

(xiv) commence, settle or compromise any Legal Proceeding (whether or not commenced prior to the Initial Agreement Date), or agree to settle or compromise any Legal Proceeding, other than any settlement or compromise (A) with respect to which an insurer has the right to control the decision to settle or (B)(1) not involving amounts payable by any Venanpri Target Company in connection therewith that would reasonably be expected to exceed (individually or in the aggregate) $250,000, (2) that does not impose any material restriction or obligation on any Venanpri Target Company following the Closing, (3) that expressly disclaims any wrongdoing, and (4) that contains a customary full release of claims for the benefit of any Venanpri Target Company;

(xv) redeem, repurchase or otherwise acquire any securities of any Venanpri Target Company;

(xvi) knowingly waive, release or assign any material rights or claims (including any material write-off or other material compromise of any accounts receivable of any Venanpri Target Company) in respect of any Venanpri Target Company, other than in the Ordinary Course of Business;

(xvii) incur or commit to any capital expenditures, obligations or liabilities of any Venanpri Target Company, other than as set out in the Venanpri CapEx Budget or otherwise in the Ordinary Course of Business;

(xviii) fail to make capital expenditures in a manner consistent with the budget then in effect for the Venanpri Target Companies, attached hereto as Section 7.2(d)(xviii) of the Venanpri Disclosure Schedules (the “Venanpri CapEx Budget”), other than deviations from the Venanpri CapEx Budget that are immaterial and in the Ordinary Course of Business;

(xix) fail to pay or satisfy when due any material liability of the Ames Target Companies, including any account payable, in excess of $50,000, note, bond or other evidence of indebtedness of or right to receive payment by any Person from any Venanpri Target Company, other than any material liability which a Venanpri Target Company is disputing in good faith;

(xx) cancel or terminate any insurance policy listed on Section 5.19 of the Venanpri Disclosure Schedules, unless the same shall be concurrently replaced with one or more insurance policies providing coverage of the same scope and terms;

(xxi) sell, assign, lease, license, transfer, abandon or permit to lapse any Governmental Authorizations, to the extent material to the Venanpri Target Companies, taken as a whole;

(xxii) enter into any transaction that would be listed on Section 5.21 of the Venanpri Disclosure Schedules if it had been entered into as of the Initial Agreement Date;

(xxiii) (A) grant any exclusive or non-exclusive license or sublicense of any Intellectual Property Rights except for non-exclusive licenses granted by the Venanpri Target Companies in the Ordinary Course of Business in connection with the manufacture, sale, lease or transfer of finished products or services on standard terms and conditions made available to Buyer, or (B) abandon, cancel, or otherwise relinquish any Intellectual Property Rights, including failing to take necessary actions to maintain, protect, or enforce such Intellectual Property Rights, unless such abandonment does not adversely affect the business or financial condition of the Venanpri Target Companies; or

(xxiv) authorize or enter into any agreement or commitment, whether written or oral, with respect to any of the foregoing.

7.3. Regulatory Approvals; Third-Party Consents.

(a) Subject to the terms and conditions herein, each Party will use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, as promptly as practicable, all things necessary, proper or advisable under applicable Laws or required by any Governmental Body in connection with this Agreement to consummate and make effective as promptly as practicable the Transactions; provided that, for the avoidance of doubt, no Party shall be obligated to waive the conditions to its obligation to consummate the Transactions set forth in Article VIII. Subject to appropriate confidentiality protections, each Party will furnish to the other Parties such necessary information and reasonable assistance as such other Parties may reasonably request in connection with the foregoing.

(b) Each Party will reasonably cooperate with one another and use reasonable best efforts to prepare all necessary documentation (including furnishing all information required under the HSR Act or other Competition Laws) to effect promptly all necessary filings with any Governmental Body and to obtain all consents, waivers and approvals and waiting period expirations and terminations of any Governmental Body necessary to consummate the Transactions. Each Party will provide to the other Parties copies of all correspondence between it (or its advisors) and any Antitrust Authority or other Governmental Body relating to the Transactions or any of the matters described in this Section 7.3. Each such Party will promptly inform the other Parties of any oral communication with any Governmental Body regarding any such filings or any such transaction. No Party will independently participate in any formal meeting or communication with any Governmental Body in respect of any such filings, investigation or other inquiry without giving the other Parties prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. To the extent permissible under applicable Law, the Parties will consult and reasonably cooperate with one another in connection with any substantive communications, analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings under the HSR Act or other Competition Laws. The Parties may, as they deem advisable, designate any competitively sensitive materials provided to the other Parties under this Section 7.3(b) or any other Section of this Agreement as “outside counsel only.” Such materials and the information contained therein will be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials.

(c) Without limiting the generality of the undertakings pursuant to this Section 7.3, each Party hereto shall (i) make the filings required of it or any of its Affiliates under the HSR Act (including by its “Ultimate Parent Entity” as that term is defined in the HSR Act), and the other Competition Laws (and any similar Law enforced by any Antitrust Authority regarding pre-acquisition notifications for the purpose of Competition Law reviews) as promptly as practicable in connection with this Agreement to permit consummation of the Transactions, but in no event later than (A) fifteen (15) Business Days after the Initial Agreement Date for filings required under the HSR Act, (B) fifteen (15) Business Days after the Initial Agreement Date for initiating the pre-notification phase before the CNMC under the Spanish Competition Act (15/2007 Act of 3 of July), as amended, and the Royal Decree 261/2008, of 22 February, as amended, in Spain, and (C) fifteen (15) Business Days after the Initial Agreement Date for all other filings (except for filings in Spain following the completion of the pre-notification phase described in clause (B), which shall be made promptly following completion of such phase), (ii) unless otherwise agreed by the Parties, request early termination of any waiting periods under the HSR Act, and the other Competition Laws (and any similar Law enforced by any Antitrust Authority) and use reasonable best efforts to receive such early termination in order to permit the consummation of the Transactions to occur as soon as reasonably possible (provided that no Party shall agree to withdraw any filings or extend any waiting periods under the HSR Act, the other Competition Laws (and any similar Law enforced by any Antitrust Authority) or otherwise enter into any agreement with any Antitrust Authority not to consummate the Transactions contemplated hereby without prior written consent of the other Parties hereto), and (iii) respond as promptly as practicable to any request for additional information or documentary material that may be made by any Antitrust Authority. Buyer will be responsible for all filing fees under the HSR Act and under any other Competition Laws applicable to the Parties or the Transactions.

(d) Notwithstanding the foregoing, Buyer, on the one hand, and Sellers, on the other hand, will take all actions necessary to avoid or eliminate each and every impediment under any Competition Law so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event no later than the Outside Date), including by proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of the Venanpri Target Companies and/or the Ames Target Companies, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the Transactions; provided, however, that, notwithstanding anything to the contrary contained herein, neither Buyer nor Sellers (nor their respective Subsidiaries or Affiliates) shall be required to (i) agree to the sale, divestiture or disposition of (x) any assets of, or Equity Interests in, the Venanpri Target Companies or the Ames Target Companies, that, individually or in the aggregate, would be reasonably likely to have a Buyer Material Adverse Effect, Venanpri Material Adverse Effect or Ames Material Adverse Effect, or (y) any assets or Equity Interests other than assets of, or Equity Interests in, the Venanpri Target Companies or the Ames Target Companies, (ii) oppose or defend against any action or Legal Proceeding by any Antitrust Authority or Person to prevent or enjoin consummation of this Agreement (and the Transactions) as violative of any Competition Law if the objections or Legal Proceeding cannot be satisfied, remedied or avoided by actions taken pursuant to this Section 7.3(d), or (iii) seek to overturn any regulatory or other action by any Antitrust Authority or Person to prevent or enjoin consummation of this Agreement (and Transactions), including by appealing to avoid entry of, or to have vacated, overturned or terminated, any objections or challenge as such Antitrust Authority or Person may have to such Transactions under such Competition Law; provided, further, that Buyer and Sellers will only be obligated to effect any such action to the extent that such action is conditional or contingent on the Closing occurring in accordance with the terms of this Agreement. From the Initial Agreement Date until the Closing Date, Buyer will not acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to (A) impose any delay in obtaining, or increase the risk of not obtaining, consents of an Antitrust Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (B) increase the risk of an Antitrust Authority seeking or entering an Order prohibiting the consummation of the Transactions, (C) increase the risk of not being able to remove any such Order on appeal or otherwise, or (D) otherwise prevent or delay the consummation of the Transactions.

(e) Each of Griffon, Griffon HoldCo and Venanpri shall, and shall cause the applicable Ames Target Companies or Venanpri Target Companies (as applicable) to, use commercially reasonable efforts to provide all required notices to, and/or obtain necessary waivers, consents and/or approvals with respect to each Contract or Permit set forth in Section 1.5(a)(x) of the Ames Disclosure Schedules or Section 1.5(b)(xiii) of the Venanpri Disclosure Schedules (as applicable). Sellers and their respective Affiliates shall reasonably cooperate with each other and Buyer in obtaining such consents and approvals and shall provide all information reasonably requested by any other Party in connection with obtaining such consents and approvals. In connection with this Section 7.3(e), each Seller shall keep the other Parties reasonably informed of all material developments and shall consider any comments from any other Party with respect to such developments in good faith. Such consents, waivers and approvals shall be in a form reasonably acceptable to each Party.

(f) Without limiting any Party’s obligations pursuant to Section 7.3(e), in the event that, in response to a notice or request for a waiver, consent or approval pursuant to Section 7.3(e), the counterparty to any Contract contemplated thereby seeks to terminate such Contract, then Griffon and Griffon HoldCo or Venanpri, as applicable, shall use commercially reasonable efforts to cause the applicable Ames Target Company or Venanpri Target Company to mitigate such action, including by entering into another Contract to as nearly as possible replace such terminated Contract; provided, that such mitigating Party shall keep the other Parties reasonably informed regarding the status of such terminated Contract and mitigation efforts and shall consider in good faith any proposals made by any other Party in respect thereof.

7.4. Confidentiality.

(a) Buyer, Venanpri and Griffon HoldCo (as applicable) each acknowledges that the information provided to it and its representatives in connection with this Agreement and the Transactions is subject to the terms of (i) the confidentiality agreement between ONCAP Management Partners, L.P. (“ONCAP”) and Griffon, dated as of January 31, 2025 (the “ONCAP Confidentiality Agreement”) and (ii) the confidentiality agreement between Griffon and ONCAP, dated as of January 31, 2025 (the “Griffon Confidentiality Agreement”, together with the ONCAP Confidentiality Agreement, the “Confidentiality Agreements”), as applicable, the terms of which are incorporated herein by reference. The Parties acknowledge and agree that the Confidentiality Agreements shall be automatically terminated without any further action by the Parties immediately upon the Closing. If this Agreement is terminated prior to the Closing in accordance with Section 10.1, the Confidentiality Agreements shall continue in full force and effect in accordance with their terms.

(b) Buyer and Griffon HoldCo each acknowledge and agree that certain of the Representatives of Venanpri and its Affiliates who are directors/managers or officers of Buyer, Venanpri, or any of their respective Affiliates may serve as directors/managers, officers and consultants (each such person, an “Engaged Investment Professional”) of one or more direct or indirect Affiliates or portfolio companies of such Affiliates of Venanpri or of investment funds managed by Affiliates of Venanpri (each a “Portfolio Company”). No such Affiliate or Portfolio Company shall be deemed to have received any “Proprietary Information” (as such term is defined in the Confidentiality Agreements) or be acting on behalf of Venanpri solely due to the dual role of any Engaged Investment Professional as a director/manager or officer of Buyer, Venanpri, or any of their respective Affiliates, so long as such Engaged Investment Professional (i) does not actually disclose or make available any Proprietary Information to such Affiliate or Portfolio Company and (ii) does not direct or encourage such Affiliate or Portfolio Company to act on the basis of such Proprietary Information; provided, however, that Proprietary Information shall only be disclosed to an Engaged Investment Professional if, and only if, such Engaged Investment Professional actually has a reasonable need to know such Proprietary Information in connection with the performance of such Engaged Investment Professional’s duties (including in connection with attending board, investment committee, or similar meetings).

(c) Buyer and Venanpri each acknowledge and agree that certain of the Representatives of Griffon HoldCo and its Affiliates who are directors/managers or officers of Buyer, Griffon HoldCo, or any of their respective Affiliates may serve as Engaged Investment Professionals of one or more direct or indirect Affiliates or Subsidiaries of Affiliates of Griffon HoldCo or of investment funds managed by Affiliates of Griffon HoldCo (each a “Griffon Subsidiary”). No such Affiliate or Griffon Subsidiary shall be deemed to have received any Proprietary Information or be acting on behalf of Griffon HoldCo solely due to the dual role of any Engaged Investment Professional as a director/manager or officer of Buyer or Griffon HoldCo, so long as such Engaged Investment Professional does not (i) actually disclose or make available any Proprietary Information to such Affiliate or Griffon Subsidiary or (ii) direct or encourage such Affiliate or Griffon Subsidiary to act on the basis of such Proprietary Information; provided, however, that Proprietary Information shall only be disclosed to an Engaged Investment Professional if, and only if, such Engaged Investment Professional has a reasonable need to know such Proprietary Information in connection with the performance of such Engaged Investment Professional’s duties (including in connection with attending board, investment committee, or similar meetings).

7.5. Publicity.

(a) No Party will issue, and each Party will cause its Affiliates not to issue, any press release or public announcement concerning this Agreement or the Transactions without obtaining the prior written approval of Griffon HoldCo and Venanpri, unless, in the reasonable judgment of such Party, disclosure is otherwise required by applicable Law; provided, however, that, to the extent required by applicable Law, the Party intending to make such release will use its commercially reasonable efforts consistent with applicable Law to consult with Griffon HoldCo and Venanpri with respect to the text thereof prior to issuing such press release or public announcement. The foregoing shall not operate to limit any disclosure otherwise permitted by Section 7.5(b).

(b) Buyer and each Seller agrees that the neither the terms of this Agreement nor any copy of this Agreement will be disclosed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law (including applicable securities Laws), and then only to the extent required by such Law. Notwithstanding the foregoing, nothing in this Section 7.5 will restrict (i) the ability of Buyer, Sellers and their respective Affiliates (including their direct and indirect owners or shareholders) from providing the financial results achieved by any such Persons with respect to their beneficial interest in Buyer, or (ii) such Persons from disclosing any information to their current and prospective partners, limited partners, direct and indirect potential investors, Affiliates, or financing sources and their respective advisors, or such Person’s respective counsel, accountants, consultants and other professional advisors, so long as, in each case, such disclosure has a valid business purpose, and is effected in a manner consistent (A) with respect to Venanpri and its Affiliates, customary private equity practices (including in respect of any reporting obligations owed to their respective direct and indirect owners, partners, investors or limited partners, and in connection with their fundraising activities), or (B) with respect to Griffon HoldCo and its Affiliates, customary public company practices; provided, that, in each case of clauses (i) and (ii), the recipients of such information are subject to customary confidentiality and non-disclosure obligations.

7.6. Employment and Employee Benefits.

(a) From the Closing Date until the twelve (12)-month anniversary thereof, Buyer will, or will cause a Subsidiary of Buyer to, provide the employees of the Ames Target Companies and Venanpri Target Companies that are employed on the Closing Date and primarily work in the United States (each, a “U.S. Continuing Employee”), for so long as each such U.S. Continuing Employee continues employment with Buyer or its Subsidiaries during such period, with (i) the same base salary and rates of hourly wages as those provided to each such employee immediately prior to the Closing Date, (ii) annual bonus and other cash-based incentive compensation opportunities (excluding equity or equity-based compensation opportunities, transaction bonus, retention, change in control or other special or non-recurring compensation or benefits) that are substantially similar in the aggregate to those provided to each such employee immediately prior to the Closing Date, and (iii) employee benefits (excluding post-retirement medical, dental or other welfare benefits, transaction-based compensation opportunities and equity or equity-based compensation opportunities, retention, change in control or other special or non-recurring compensation or benefits) that are substantially comparable in the aggregate to those provided to each such employee immediately prior to the Closing Date (excluding post-retirement medical, dental or other welfare benefits, transaction-based compensation opportunities and equity or equity-based compensation opportunities, retention, change in control or other special or non-recurring compensation or benefits).

(b) With respect to each U.S. Continuing Employee, Buyer will, and will cause its applicable Subsidiaries to, use commercially reasonable efforts to recognize each such U.S. Continuing Employee’s service with Griffon HoldCo, Venanpri, and their respective Affiliates (prior to the Closing Date) as service with Buyer or its applicable Subsidiaries for purposes of eligibility, vesting and benefit accrual under each employee benefit plan or program of Buyer or any of its Subsidiaries in which such employee becomes eligible to participate after the Closing Date to the same extent such service would be recognized under the applicable Ames Company Benefit Plan or Venanpri Company Benefit Plan prior to the Closing Date, provided, however, the foregoing will not apply with respect to benefit accruals under any defined benefit pension plan or to the extent that such service credit would result in a duplication of benefits. To the extent that Buyer or any of its Subsidiaries modifies any coverage or benefit plans under which the U.S. Continuing Employees participate, Buyer will, and will cause its applicable Subsidiaries to, use commercially reasonable efforts to cause such benefit plans to waive any applicable waiting periods or pre-existing conditions, to the extent already waived or satisfied under the corresponding Ames Company Benefit Plan or Venanpri Company Benefit Plan by such U.S. Continuing Employee during the year in which such coverage or plan modification occurs and to give such U.S. Continuing Employees credit under the new coverages or benefit plans for deductibles, co-payments and out-of-pocket payments that have been paid during the year in which such coverage or plan modification occurs.

(c) None of the provisions in this Section 7.6 are intended to, nor do they, (i) confer upon any Person (including any employee or other service providers of Griffon HoldCo, Venanpri or any of their Affiliates or any beneficiary or dependent thereof), other than each Seller and Buyer, any rights or remedies hereunder, including the right to enforce any obligations of each Seller or Buyer and their Affiliates or Subsidiaries contained herein, (ii) create any rights to continued employment or other service with any Seller, Buyer or any of their respective Subsidiaries or Affiliates or in any way limit the ability of any Seller, Buyer or any of their respective Subsidiaries or Affiliates to terminate the employment of any individual at any time and for any reason, or (iii) constitute or be deemed to constitute an amendment to any Ames Company Benefit Plan or Venanpri Company Benefit Plan or any other employee benefit plan, program, policy, agreement or arrangement sponsored or maintained by Buyer, any Seller, or any of their respective Subsidiaries or Affiliates. Nothing in this Section 7.6 will prevent Buyer from terminating the employment of any employee of Griffon HoldCo, Venanpri, or their respective Subsidiaries, or from terminating or amending any benefit plan, program, agreement or arrangement.

7.7. Financing.

(a) Without limiting any other provision hereof, Buyer will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Debt Commitment Letters (including any “flex” provisions), including reasonable best efforts to:

(i) maintain in effect the Debt Commitment Letters and Equity Commitment Letter;

(ii) unconditionally satisfy, perform and observe on a timely basis (or, if determined by Buyer to be advisable, obtain a waiver of) all conditions applicable to Buyer in the Debt Commitment Letters and the Equity Commitment Letter;

(iii) negotiate and enter into definitive agreements with respect to the Debt Financing on terms and conditions described in or contemplated by the Debt Commitment Letters (including any “flex” provisions in the Debt Commitment Letters) or on other terms that are in the aggregate not materially less favorable, taken as a whole, to Buyer;

(iv) cause its senior management to cooperate with the marketing and/or syndication efforts of the Debt Financing Sources for all of the Debt Financing; and

(v) consummate the Financing at or prior to the consummation of the Closing on the Closing Date.

(b) In the event that all conditions contained in the Debt Commitment Letters have been satisfied, Buyer will use its reasonable best efforts to timely cause the Debt Financing Sources to fund the Debt Financing. Buyer will agree not to, or not to permit any, amendment, supplement or other modification of, or waive any of its rights under, the Debt Commitment Letters without the prior written consent of Griffon HoldCo if such amendment, supplement, modification or waiver would (i) reduce the aggregate amount of the Debt Financing to be funded at the consummation of the Closing on the Closing Date, unless after giving effect to such amendment, supplement, modification or waiver, the representations and warranties set forth in Section 6.8 continue to be true and correct, (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to availability of the Financing in a manner that would reasonably be expected to (A) delay, impair or prevent the consummation of the Financing or the Transactions or (B) make, in any material respect, the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur, or (iii) adversely impact, in any material respect, the ability of FinCo to enforce its rights against other parties to the Debt Commitment Letters or to consummate the Financing; provided, however, that amendments, restatements, supplements, replacements and substitutions solely to (x) correct typographical errors, (y) add lenders, lead arrangers, bookrunners, syndication agents and similar entities that had not previously executed the Debt Commitment Letters, or (z) reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto (unless such assignment or reallocation would be reasonably expected to make the timely funding of any of the Debt Financing or satisfaction of the conditions to obtaining any of the Debt Financing less likely to occur) will be permitted so long as any related amendment, modification or addition of any other terms would otherwise be permitted in accordance with clauses (i), (ii) and (iii) above. Upon any such amendment, supplement or modification of the Debt Commitment Letters or the Financing in accordance with this Section 7.6(c), (1) the term “Debt Commitment Letters” will mean the Debt Commitment Letters as so amended, supplemented or modified, (2) the term “Financing” will mean the financing contemplated by the Debt Commitment Letters as so amended, supplemented or modified, and (3) “Debt Financing Sources” will be deemed to include any additional Persons as appropriate in respect of the foregoing. Notwithstanding anything to the contrary in this Agreement, Buyer acknowledges and agrees that the funding of any portion of the Debt Financing by Griffon or any of its Affiliates shall not be deemed to satisfy any portion of the Third-Party Lender Requirement.

(c) Venanpri will use its reasonable best efforts to cause Buyer to discharge the covenants set forth in Section 7.7(a) and Section 7.7(b).

(d) In the event all or any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Debt Commitment Letters for any reason, Buyer and Venanpri will promptly notify Griffon HoldCo and will use their respective reasonable best efforts to arrange to obtain, as promptly as practicable following the occurrence of such event, alternative financing from alternative sources (the “Alternative Financing”) in an amount sufficient to consummate the Transactions, on terms and conditions that would not involve any conditions to funding the Debt Financing that are not contained in the Debt Commitment Letters and would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Debt Financing or the Transactions. The obligations under this Section 7.6(c) will apply equally to any such Alternative Financing (including any new financing commitments), and any reference in this Agreement to (i) the “Financing” will include any such Alternative Financing, and (ii) the “Debt Commitment Letters” will include any such alternative commitment letter. Any Alternative Financing shall be subject to the same Third-Party Lender Requirement set forth in Section 8.1(b), such that at least $195,071,000 of the aggregate principal amount of such Alternative Financing and any portion of the Financing that remains available must be provided by Independent Third-Party Lenders. Buyer shall provide Griffon HoldCo with evidence reasonably satisfactory to Griffon HoldCo that any Alternative Financing will satisfy the Third-Party Lender Requirement. If Buyer seeks to arrange Alternative Financing, Buyer shall provide Griffon HoldCo with written notice within two (2) Business Days of determining that Alternative Financing is necessary, together with (i) a reasonably detailed explanation of why the original Debt Financing became unavailable, (ii) the identity of the proposed Alternative Financing sources, (iii) evidence that such Alternative Financing sources are Independent Third-Party Lenders, and (iv) draft commitment letters and term sheets demonstrating that the Alternative Financing will satisfy the Third-Party Lender Requirement, in the case of the foregoing clauses (ii), (iii) and (iv), promptly after such information or documentation becomes available. Buyer shall provide Griffon HoldCo with weekly updates regarding the status of the Alternative Financing.

(e) Buyer and Venanpri will keep Griffon HoldCo informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and provide to Ames copies of all documents related to the Financing. Buyer and Venanpri will allow Griffon HoldCo to reasonably consult with the providers of the Financing on the status of such Financing (provided, however, that Buyer and Venanpri will have the right to have one or more representatives present during any such consultation) and provide Griffon HoldCo, upon reasonable request, with such information and documentation as is reasonably necessary to allow Griffon HoldCo to monitor the progress of such Financing activities. Without limiting the generality of the foregoing, Buyer and Venanpri will give Griffon HoldCo prompt written notice (i) of any breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to such breach, default, repudiation, cancellation or termination) by any party to the Debt Commitment Letters or definitive documents relating to the Financing (collectively with the Debt Commitment Letters, the “Debt Documents”) of which Buyer or Venanpri becomes aware or any termination of the Debt Commitment Letters, (ii) if for any reason Buyer or Venanpri believes in good faith that there is a possibility that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the Debt Financing Sources or the definitive documents related to the Financing, (iii) of any material dispute or disagreement between or among Buyer, on the one hand, and the Debt Financing Sources on the other hand, or, to the knowledge of Buyer, among any Debt Financing Sources under the Debt Commitment Letters with respect to the obligation to fund any of the Debt Financing or the amount of the Debt Financing to be funded at the consummation of the Closing on the Closing Date, or (iv) of any expiration or termination of any Commitment Letter. Promptly upon Griffon HoldCo’s request (but in any event no less frequently than monthly), Buyer and Venanpri will provide Griffon HoldCo with a written update regarding the status of commitments from Independent Third-Party Lenders, including the aggregate principal amount committed by such Independent Third-Party Lenders and evidence demonstrating that the Third-Party Lender Requirement will be satisfied at the consummation of the Closing on the Closing Date. Any breach by Buyer of any Debt Document will be deemed to be a breach of this Section 7.6(c).

(f) Buyer acknowledges and agrees that the Third-Party Lender Requirement is a material inducement for Griffon HoldCo to enter into this Agreement. Buyer shall not, and shall cause Venanpri and their respective Affiliates not to, take any action or enter into any arrangement, directly or indirectly, that is intended to or would reasonably be expected to circumvent the Third-Party Lender Requirement, including, without limitation, (i) any arrangement pursuant to which Independent Third-Party Lenders provide Debt Financing with the understanding or agreement that Griffon or any of its Affiliates will subsequently acquire such Independent Third-Party Lender’s position or provide credit support for such position or (ii) any other back-to-back, circular, or conduit financing arrangement involving Griffon or any of its Affiliates.

7.8. Financing Assistance.

(a) Prior to the consummation of the Closing on the Closing Date, Griffon HoldCo and Venanpri will provide to Buyer, at Buyer’s sole expense (with such costs and expenses to be paid by Buyer on a post-Closing basis), such cooperation as is reasonably requested by Buyer and that is customary in connection with a financing comparable to the Debt Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Griffon HoldCo, the Ames Target Companies, and the Venanpri Target Companies), including the following:

(i) upon reasonable advance notice by Buyer, participation by the senior officers of Griffon HoldCo and Venanpri in a reasonable number of meetings, presentations, road shows, due diligence sessions, sessions with rating agencies and prospective lenders and other customary syndication activities;

(ii) assisting with the preparation of materials for rating agency presentations, offering documents, customary disclosure, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing; provided, however, that any private placement memoranda or prospectuses in relation to high yield debt or Equity Interests need not be issued by Griffon HoldCo, the Ames Target Companies, and the Venanpri Target Companies;

(iii) cooperating with the Debt Financing Sources’ due diligence efforts, to the extent customary and commercially reasonable, including delivery of corporate organizational documents, good standing certificates, lien searches and other diligence items reasonably requested by the Buyer in connection with the Debt Financing (including any Alternative Financing);

(iv) furnishing Buyer and the Debt Financing Sources identified by Buyer with financial, business and other material information regarding Griffon HoldCo, the Ames Target Companies, and the Venanpri Target Companies as may be reasonably requested by Buyer and that is customarily included in a financing comparable to the Debt Financing (it being understood that the information to be furnished to Buyer and its Debt Financing Sources will not include (A) projections, risk factors or other forward-looking statements, (B) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (C) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any other “description of notes,” (D) consolidated and other financial statements and data that would be required by Section 3-09, Sections 3-10 or 3-16 of Regulation S-X, or (E) the information that would be required by Item 402 of Regulation S-K and other information regarding executive compensation matters and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A and other customary exceptions);

(v) assisting the Buyer in its negotiation of definitive financing documents, including assisting with the provision of any collateral documents affecting the assets of the Ames Target Companies and/or the Venanpri Target Companies, and providing any information reasonably necessary to complete customary closing and perfection certificates and schedules as may be required in connection with the Debt Financing and other customary documents required of the Ames Target Companies or the Venanpri Target Companies in connection with the Debt Financing as may be reasonably requested by Buyer or the proposed lenders;

(vi) assisting with the procurement of insurance endorsements from the insurance policy underwriters of the Ames Target Companies and/or the Venanpri Target Companies on or prior to the consummation of the Closing on the Closing Date, assisting with the negotiation of deposit account control agreements with the financial institutions with which the Ames Target Companies and/or the Venanpri Target Companies maintain securities and deposit accounts and taking reasonable actions necessary or appropriate to permit the Buyer to evaluate the Ames Target Companies and the Venanpri Target Companies’ respective assets and liabilities and contractual arrangements for purposes of establishing guarantee and collateral arrangements; and

(vii) taking reasonable corporate and limited liability company actions, subject to and only effective upon the consummation of the Closing on the Closing Date, reasonably necessary to permit the consummation of the Debt Financing, in each case, to the extent required in connection with the Debt Financing.

(b) Each Seller shall further provide (i) at least five (5) Business Days prior to the Pre-Consummation Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to such Seller, the Ames Target Companies, or the Venanpri Target Companies, as applicable, that is reasonably requested in writing at least ten (10) Business Days prior to the Pre-Consummation Date and (ii) an unaudited consolidated balance sheet of such Seller as of the end of each (A) fiscal month ended thirty (30) or more days prior to the Pre-Consummation Date and the related unaudited consolidated income statement and statement of cash flows, (B) fiscal quarter ended forty five (45) or more days prior to the Pre-Consummation Date and the related unaudited consolidated income statement and statement of cash flows and (C) fiscal year ended ninety (90) or more days prior to the Pre-Consummation Date and the related unaudited consolidated income statement and statement of cash flows.

(c) Notwithstanding anything to the contrary in this Section 7.8, nothing herein will require (x) any cooperation to the extent it would unreasonably interfere with the business or operations of Griffon HoldCo, the Ames Target Companies, and the Venanpri Target Companies or (y) any Seller, the Ames Target Companies, or any Venanpri Target Company to:

(i) pay any commitment or other similar fee;

(ii) have any liability or obligation under any loan agreement and related documents, unless and until, the consummation of the Closing on the Closing Date occurs;

(iii) incur any other liability in connection with the Debt Financing contemplated by the Debt Commitment Letters;

(iv) be required to take any action that will (A) conflict with or violate any Laws or such Person’s Organizational Documents or (B) result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, any Contract to which such Person is a party; or

(v) adopt resolutions or execute consents to approve or authorize the execution of the Debt Financing prior to the consummation of the Closing on the Closing Date (except that directors and officers of Griffon HoldCo, the Ames Target Companies, and the Venanpri Target Companies may sign resolutions or consents that do not become effective until the consummation of the Closing on the Closing Date to the extent that they will remain directors and/or officers after giving effect to the Closing).

(d) Griffon HoldCo and Venanpri hereby consent to the use of its and their and its and their respective Subsidiaries’ logos in connection with the Debt Financing; provided, however, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage any Seller, the Ames Target Companies, and the Venanpri Target Companies or the reputation or goodwill of any Seller, any Ames Target Company, any Venanpri Target Company and their respective marks.

(e) Buyer will, on a post-Closing basis, promptly upon request by Griffon HoldCo or Venanpri, reimburse all out-of-pocket costs and expenses incurred by each of them in connection with the cooperation described in this Section 7.8. Buyer will indemnify and hold harmless each Seller, each Ames Target Company, each Venanpri Target Company, and their respective Affiliates, accountants, consultants, legal counsel and other representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by each Seller).

(f) None of Sellers, any Ames Target Company, or any Venanpri Target Company will have any liability to Buyer in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 7.8.

7.9. Existing Cash and Existing Indebtedness.

(a) Prior to the Pre-Consummation Date, Griffon HoldCo (i) will procure that the Indebtedness of the Ames Target Companies set out on Section 7.9(a) of the Ames Disclosure Schedules is repaid in full, and (ii) may reduce, in its sole discretion, the amount of Cash that Ames Target Companies hold.

(b) Prior to the Pre-Consummation Date, Venanpri (i) will procure that the Indebtedness of the Venanpri Target Companies set out on Section 7.9(b) of the Venanpri Disclosure Schedules is repaid in full, and (ii) may reduce, in its sole discretion, the amount of Cash that any of the Venanpri Target Companies hold.

(c) Griffon will use reasonable best efforts to deliver to Venanpri and Buyer, at least five (5) Business Days before the Pre-Consummation Date, the Debt Release, the Bond Release and the Lien Release. Such Debt Release, Bond Release and Lien Release will (i) provide for the full release of all assets and Equity Interests of the Ames Target Companies which serve as collateral under the existing Griffon Credit Agreement, the Griffon Indenture and/or the Indebtedness of Griffon and its Subsidiaries set forth on Section 7.9(c) of the Ames Disclosure Schedules as applicable, and (ii) confirm that any Liens held by any Person on the property, assets or Equity Interests of the applicable Ames Target Company securing obligations under the applicable Indebtedness have been or concurrently will be released in full upon the consummation of the Closing on the Closing Date.

(d) Venanpri will use reasonable best efforts to deliver to Griffon HoldCo and Buyer, at least five (5) Business Days before the Pre-Consummation Date, payoff letters and/or release letters from its lenders (the “Pay-Off Letters”). Such Pay-Off Letters will (i) specify the amount necessary to repay the Indebtedness set out on Section 7.9(b) of the Venanpri Disclosure Schedules, together with interest, premiums, penalties, make-whole payments, breakage costs and other fees and expenses (if any) that are required to be paid by Venanpri or its Affiliates as a result of the repayment of such Indebtedness at the consummation of the Closing on the Closing Date, (ii) provide that the amounts set forth in each such Pay-Off Letter constitute payment in full of all such outstanding Indebtedness required to be repaid thereunder, (iii) include instructions for the repayment of such outstanding Indebtedness, and (iv) confirm that, subject to and upon the payment of the amount set forth in such Pay-Off Letter, any Liens held by any Person on the property or assets of the applicable Venanpri Target Company under such Indebtedness have been or concurrently will be released in full.

7.10. No Shop.

(a) Griffon HoldCo will not, and will not permit any of its Affiliates or their respective directors, officers, and employees to, directly or indirectly (i) solicit, initiate, knowingly encourage (including by furnishing or disclosing information), knowingly facilitate, discuss or negotiate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would reasonable be expected to lead to an Ames Transaction Proposal, (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, any Ames Transaction Proposal, other than to Venanpri and its Affiliates and representatives (in each case, except for discussions regarding the Transactions with Griffon’s and Venanpri’s lenders under their respective credit agreements), (iii) adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any Ames Transaction Proposal, or (iv) approve, or authorize, or cause or permit Griffon or any of its Subsidiaries to enter into any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document with respect to, or any other agreement or commitment providing for, any Ames Transaction Proposal. Any Ames Transaction Proposal received by Griffon HoldCo shall be disclosed to Venanpri within two (2) Business Days of receipt of such Ames Transaction Proposal.

(b) For the avoidance of doubt, any violation of the restrictions set forth in this Section 7.10 by (i) Griffon or any of its Subsidiaries, (ii) a director, manager, officer or employee of Griffon or any of its Subsidiaries, or (iii) any other representatives acting at the direction of the foregoing shall be a breach of this Section 7.10 by Griffon HoldCo.

(c) Venanpri will not, and will not permit any of its Affiliates or their respective directors, officers, and employees to, directly or indirectly, (i) solicit, initiate, knowingly encourage (including by furnishing or disclosing information), knowingly facilitate, discuss or negotiate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would reasonable be expected to lead to a Venanpri Transaction Proposal, (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, any Venanpri Transaction Proposal, other than to Griffon HoldCo and its Affiliates and representatives (in each case, except for discussions regarding the Transactions with Venanpri’s or Griffon’s lenders under their respective credit agreements), (iii) adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any Venanpri Transaction Proposal, or (iv) approve, or authorize, or cause or permit Venanpri or any of its Subsidiaries to enter into any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document with respect to, or any other agreement or commitment providing for, any Venanpri Transaction Proposal. Any Venanpri Transaction Proposal received by Venanpri shall be disclosed to Griffon HoldCo within two (2) Business Days of receipt of such Venanpri Transaction Proposal.

(d) For the avoidance of doubt, any violation of the restrictions set forth in this Section 7.10 by (i) NATT or any of its Subsidiaries, (ii) a director, manager, officer or employee of NATT or any of its Subsidiaries, or (iii) any other representatives acting at the direction of the foregoing shall be a breach of this Section 7.10 by Venanpri.

7.11. Tax Matters.

(a) Tax Returns.

(i) Griffon HoldCo shall (at its own cost) prepare or cause to be prepared and timely file or cause to be timely filed after the Closing Date any income Tax Returns filed by or with respect to any Ames Target Company for all periods ending on or prior to the Closing Date (including, for the avoidance of doubt, any Ames Consolidated Return) and Griffon HoldCo shall pay, or cause to be paid, all Taxes due with respect to such Tax Returns. Griffon HoldCo shall include the income of the Ames Target Companies (including any deferred intercompany items described in Treasury Regulations Section 1.1502-13 and any excess loss accounts taken into income under Treasury Regulations Section 1.1502-19) for all Pre-Closing Tax Periods in the Ames Consolidated Returns and shall pay any Taxes attributable to such income. The income of any Ames Target Company for the final Pre-Closing Tax Period shall be determined based on a closing of the books as of the close of the Closing Date, excluding items attributable to actions not in the Ordinary Course of Business and not contemplated by this Agreement taken by Buyer or its Affiliates on the Closing Date and after the Closing.

(ii) Venanpri shall (at its own cost) prepare or cause to be prepared and timely file or cause to be timely filed after the Closing Date any income Tax Returns filed by or with respect to any Venanpri Target Company for all periods ending on or prior to the Closing Date (including, for the avoidance of doubt, any Venanpri Consolidated Return), and Venanpri shall pay, or cause to be paid, all Taxes due with respect to such Tax Returns. Venanpri shall include the income of the Venanpri Target Companies (including any deferred intercompany items described in Treasury Regulations Section 1.1502-13 and any excess loss accounts taken into income under Treasury Regulations Section 1.1502-19) for all Pre-Closing Tax Periods in the Venanpri Consolidated Returns and shall pay any Taxes attributable to such income. The income of any Venanpri Target Company for the final Pre-Closing Tax Period shall be determined based on a closing of the books as of the close of the Closing Date, excluding items attributable to actions not in the Ordinary Course of Business and not contemplated by this Agreement taken by Buyer or its Affiliates on the Closing Date and after the Closing.

(iii) Buyer shall (at its own cost) prepare or cause to be prepared and timely file or cause to be timely filed after the Closing Date any Tax Returns of the Venanpri Target Companies and Ames Target Companies in respect of any Straddle Period (the “Straddle Period Returns”). All such Straddle Period Returns shall be prepared in a manner consistent with past practice, unless otherwise required by applicable Law or by this Agreement. At least fifteen (15) days prior to filing any Straddle Period Return (or as soon as otherwise commercially practicable), Buyer shall submit a copy of each such Straddle Period Return that could reasonably be expected to affect the Tax liabilities of Griffon HoldCo or Venanpri (either under applicable Law or due to indemnification obligations pursuant to this Agreement) to Griffon HoldCo or Venanpri, as applicable, for such party’s review and consent (not to be unreasonably withheld, conditioned or delayed). Griffon HoldCo or Venanpri, as applicable on the one hand, and Buyer on the other hand, shall cooperate in good faith to resolve any disputes related to the preparation of any such Straddle Period Returns.

(b) Tax Year End. To the extent permitted by applicable Law, Buyer shall cause the Ames Target Companies and Venanpri Target Companies to join Buyer’s “consolidated group” (as defined in Treasury Regulations Section 1.1502-1(h)) effective at the end of the day on the Closing Date. Following the Closing, Buyer shall not, and shall cause its Subsidiaries (including Ames Companies, the Venanpri Target Companies) to not, take any action, or permit any action to be taken, that may prevent the taxable year of an Ames Target Company or Venanpri Target Company from ending for U.S. federal and (to the extent applicable) state, local or non-U.S. income Tax purposes at the end of the day on which the Closing occurs and shall, to the extent permitted by applicable Law, elect with the relevant Governmental Body to treat for all income Tax purposes the Closing Date as the last day of a taxable period of the Ames Target Companies and the Venanpri Target Companies.

(c) Certain Tax Actions. None of Buyer or any of its Affiliates shall be permitted to (i) make any election under Section 336 or Section 338 of the Code with respect to the transactions contemplated by this Agreement, or (ii) make an election under Treasury Regulation Section 1.1502-76(b)(2)(ii)(D) to ratably allocate items (or make any similar election or ratably allocate items under any corresponding provision of state or local Law) with respect to the Ames Target Companies or the Venanpri Target Companies without the prior written consent of Griffon HoldCo and Venanpri.

(d) Cooperation on Tax Matters. Sellers and Buyer (and their respective Affiliates) shall provide each other with such cooperation and information as each of them reasonably may request of the other (and Buyer will cause the Ames Target Companies and Venanpri Target Companies to provide such cooperation and information) in preparing and filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information will include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities, and the execution of powers of attorney as needed in connection with filing of Tax Returns and the conduct of a Tax audit or proceeding. Sellers and Buyer (and their respective Affiliates, including the Ames Target Companies and Venanpri Target Companies after the Closing) will make themselves and their respective employees reasonably available during business hours on a mutually convenient basis to provide explanations of any documents or information provided.

(e) Tax Refunds.

(i) Except as set forth in the Consent Letter in Exhibit M, the amount or economic benefit of any refunds received by Buyer or any of its Affiliates (including the Ames Target Companies and Venanpri Target Companies after the Closing) in respect of Taxes of an Ames Target Company (whether in the form of an actual cash refund received or as a credit against or offset to any Tax resulting in an actual reduction in cash

Taxes otherwise payable, in each case, determined on a “with-and-without” basis) relating to any Pre-Closing Tax Period (including any interest thereon paid by the Governmental Body after the Closing Date) shall be for the account of Griffon HoldCo except to the extent that such refund or credit arises from the carryback of losses, deductions or other Tax attributes generated in a Tax period other than a Pre-Closing Tax Period. Within five (5) Business Days after receipt of such refund or credit, Buyer shall pay over (or cause to be paid over) such refund or credit to Griffon HoldCo (net of any reasonable out-of-pocket costs incurred in connection with obtaining such refund or credit). Buyer and its Affiliates shall use commercially reasonable efforts to cooperate with Griffon HoldCo in obtaining such refund or credit, including through the filing of amended Tax Returns or refund claims. If all or any portion of any refund or credit previously paid to Griffon HoldCo pursuant to this Section 7.11(e)(i) is required to be repaid to a Governmental Body or subsequently disallowed by a Governmental Body, Griffon HoldCo shall promptly repay the Buyer or its applicable Affiliate the amount of such refund or credit required to be repaid to such Governmental Body or subsequently disallowed by such Governmental Body. Notwithstanding the foregoing, to the maximum extent permitted by applicable Law, the Buyer and its Affiliates shall claim any available refunds of Taxes for any Pre-Closing Tax Period in cash rather than as a credit against future Taxes.

(ii) Except as set forth in Exhibit M, the amount or economic benefit of any refunds received by Buyer or any of its Affiliates (including the Ames Target Companies and Venanpri Target Companies after the Closing) in respect of Taxes of a Venanpri Target Company (whether in the form of an actual cash refund received or as a credit against or offset to any Tax resulting in an actual reduction in cash Taxes otherwise payable, in each case, determined on a “with-and-without” basis) relating to any Pre-Closing Tax Period (including any interest thereon paid by the Governmental Body after the Closing Date) shall be for the account of Venanpri except to the extent that such refund or credit arises from the carryback of losses, deductions or other Tax attributes generated in a Tax period other than a Pre-Closing Tax Period. Within five (5) Business Days after receipt of such refund or credit, Buyer shall pay over (or cause to be paid over) such refund or credit to Venanpri (net of any reasonable out-of-pocket costs incurred in connection with obtaining such refund or credit). Buyer and its Affiliates shall use commercially reasonable efforts to cooperate with Venanpri in obtaining such refund or credit, including through the filing of amended Tax Returns or refund claims. If all or any portion of any refund or credit previously paid to Venanpri pursuant to this Section 7.11(e)(ii) is required to be repaid to a Governmental Body or subsequently disallowed by a Governmental Body, Venanpri shall promptly repay the Buyer or its applicable Affiliate the amount of such refund or credit required to be repaid to such Governmental Body or subsequently disallowed by such Governmental Body. Notwithstanding the foregoing, to the maximum extent permitted by applicable Law, the Buyer and its Affiliates shall claim any available refunds of Taxes for any Pre-Closing Tax Period in cash rather than as a credit against future Taxes.

(f) Straddle Period Allocations. For all purposes under this Agreement (including, for the avoidance of doubt, the determination of Ames Indemnified Taxes and Venanpri Indemnified Taxes, the preparation of any Tax Return and the calculation of the Ames Closing Cash Consideration and/or the Venanpri Closing Cash Consideration), in the case of any Straddle Period, the portion of Taxes that are allocable to the Pre-Closing Tax Period will be:

(i) the case of property Taxes and other Taxes imposed on a periodic basis without regard to income, payroll, gross receipts or sales, deemed to be (x) the amount of such Taxes for such entire Straddle Period, multiplied by (y) a fraction, the numerator of which is the number of calendar days in the portion of such Straddle Period ending on the end of the Closing Date and the denominator of which is the number of calendar days in such entire Straddle Period; and

(ii) in the case of all other Taxes, including income Taxes, determined as though the taxable year or period of the Ames Target Company or Venanpri Target Company (as applicable) terminated at the end of the Closing Date (and in the case of any Taxes attributable to the ownership of any Equity Interest in any entity treated as a partnership, or other “flowthrough” entity for Tax purposes, as if the taxable period of such entity ended as of the end of the Closing Date).

(g) Tax Proceedings.

(i) Griffon HoldCo shall have the right (at its own cost) to represent the interests of the Ames Target Companies before any Governmental Body with respect to any Legal Proceeding relating to any Tax Return filed pursuant to Section 7.11(a)(i) (an “Ames Controlled Tax Proceeding”), provided, Griffon HoldCo shall keep Buyer reasonably informed of the status and progress of each such Ames Controlled Tax Proceeding. Buyer shall have the right to participate in any Ames Controlled Tax Proceeding at its own expense, and Griffon HoldCo shall not settle, compromise and/or concede any portion of such Ames Controlled Tax Proceeding without the prior written consent of Buyer, which shall not be unreasonably withheld, delayed or conditioned.

(ii) Venanpri shall have the right (at its own cost) to represent the interests of the Venanpri Target Companies before any Governmental Body with respect to any Legal Proceeding relating to any Tax Return filed pursuant to Section 7.11(a)(ii) (a “Venanpri Controlled Tax Proceeding”), provided Venanpri shall keep Buyer reasonably informed of the status and progress of each such Venanpri Controlled Tax Proceeding. Buyer shall have the right to participate in any Venanpri Controlled Tax Proceeding at its own expense, and Venanpri shall not settle, compromise and/or concede any portion of such Venanpri Controlled Tax Proceeding without the prior written consent of Buyer and Griffon HoldCo, which shall not be unreasonably withheld, delayed or conditioned.

(iii) Buyer shall have the right (at its own cost) to represent the interests of the Venanpri Target Companies and Ames Target Companies before any Governmental Body with respect to any Legal Proceeding relating to any Straddle Period Return (a “Buyer Controlled Tax Proceeding”), provided to the extent any such Legal Proceeding could reasonably be expected to affect the Tax liabilities of Griffon HoldCo or Venanpri (either under applicable Law or due to indemnification obligations pursuant to this Agreement), Buyer shall keep Griffon HoldCo or Venanpri, as applicable, reasonably informed of the status and progress of each such Buyer Controlled Tax Proceeding. Griffon HoldCo or Venanpri, as applicable, shall have the right to participate in any Buyer Controlled Tax Proceeding at its own expense, and Buyer shall not settle, compromise and/or concede any portion of such Buyer Controlled Tax Proceeding without the prior written consent of Griffon HoldCo or Venanpri, as applicable, which shall not be unreasonably withheld, delayed or conditioned.

(h) Transfer Taxes.

(i) Notwithstanding any provision of this Agreement to the contrary, Griffon HoldCo shall bear and be responsible for the payment of any Ames Pre-Closing Reorganization Transfer Taxes, and shall prepare and timely file any Tax Return or other documentation with respect to all such Taxes.

(ii) Notwithstanding any provision of this Agreement to the contrary, Venanpri shall bear and be responsible for the payment of any Venanpri Pre-Closing Reorganization Transfer Taxes, and shall prepare and timely file any Tax Return or other documentation with respect to all such Taxes.

(iii) Without prejudice to the foregoing, Buyer shall bear and be responsible for the payment of any Transfer Taxes (other than any Ames Pre-Closing Reorganization Transfer Taxes or Venanpri Pre-Closing Reorganization Transfer Taxes). Buyer shall prepare and timely file any Tax Return or other documentation with respect to all such Taxes.

(i) Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes, it is intended that:

(i) The sale of the Ames Interests by New Ames Equity Sub to Buyer in exchange for the payment of the Ames Closing Cash Consideration to Griffon HoldCo or New Ames Equity Sub, as applicable, the delivery by FinCo of the Second Lien Facilities, and the issuance of certain Buyer Interests to New Ames Equity Sub shall be treated as part of an integrated transaction governed by Section 351 of the Code, in which (A) no gain or loss is recognized by Griffon HoldCo in connection with the receipt of Buyer Interests, (B) any gain or loss to be recognized by Griffon HoldCo in connection with the receipt of the Ames Closing Cash Consideration shall be governed by Section 351(b) of the Code, and (C) any gain or loss to be recognized by Griffon HoldCo in connection with the receipt of the Second Lien Facilities shall be governed by Section 351(b) of the Code, and gain, if any, shall be eligible for reporting under Section 453 of the Code to the extent payments pursuant to the Second Lien Facilities are treated as received in a taxable year following the year in which the Closing occurs;

(ii) The Bellota US Sale shall be treated as part of an integrated transaction governed by Section 351 of the Code, in which no gain or loss is recognized by Venanpri in connection with the receipt of Buyer Interests;

(iii) The Bellota US Contributions, the Ames Transfer and the Ames Contributions shall be disregarded; and

(iv) Each of the VNPI UK Transfer, the Bellota Spain Transfer and the Bellota LATAM Transfers (excluding the transfer of Equity Interests of Bellota Venezuela

C.A.) shall be treated, in each case, as part of a transaction constituting a reorganization described in Section 368(a)(1)(D) of the Code

(clauses (i) through (vi) collectively, (the “Intended Tax Treatment”)). The Parties will not take any position that is inconsistent with the Intended Tax Treatment on any Tax Return or in any audit, examination or other proceeding by or before any Governmental Body, unless, and then only to the extent, otherwise required by applicable Law.

(j) Bellota Switzerland. The Parties acknowledge that Bellota Switzerland has requested Swiss federal and cantonal tax rulings with respect to its sale and transfer of the Equity Interests of each of Bellota México, S.A. de C.V., Bellota Colombia, S.A.S., and Bellota Venezuela C.A to ForCo pursuant to this Agreement, and the Parties agree to revisit the allocation of the Purchase Price Adjustment of the Venanpri Target Companies as set out in Exhibit J in response to any request made by the Swiss tax authorities in the context of such rulings.

7.12. RWI Policies. Griffon HoldCo has obtained a representations and warranty insurance policy with respect to the representations and warranties of Venanpri and Buyer set forth in Aritcle III, Aritcle V, and Aritcle VI (the “Ames RWI Policy”), and Griffon HoldCo has paid the insurer of the Ames RWI Policy the amount of any premium and all other costs required for issuance of the Ames RWI Policy. The Ames RWI Policy includes a provision whereby the insurer expressly waives any subrogation rights against Venanpri, any Affiliates of Venanpri, and their respective members, managers, directors and officers, except with respect to acts of Fraud (by such Persons against whom the insurer is subrogated; provided, that Fraud of any Person(s) shall not be imputed to any other Person for purposes of application of such subrogation provision). No insured party under the Ames RWI Policy will waive, amend, modify or otherwise revise such subrogation provision in any manner that is prejudicial in any material respect to Venanpri without the prior written consent of Venanpri.

(b) Venanpri has obtained a representations and warranty insurance policy with respect to the representations and warranties of Griffon Holdco set forth in Article II and Article IV (the “Venanpri RWI Policy”), and Venanpri has paid the insurer of the Venanpri RWI Policy the amount of any premium and all other costs required for issuance of the Venanpri RWI Policy. The Venanpri RWI Policy includes a provision whereby the insurer expressly waives any subrogation rights against Griffon HoldCo and any direct or indirect, former, or current, parent, subsidiary, Affiliate, shareholder, equityholder, member, director, officer, manager, employee, or partner (or the functional equivalent of any such position) (other than in the event of Fraud by such Persons under this Agreement). No insured party under the Venanpri RWI Policy will waive, amend, modify or otherwise revise such subrogation provision in any manner that is prejudicial in any material respect to Griffon HoldCo without the prior written consent of Griffon HoldCo.

7.13. D&O, EPL and Fiduciary Tail Policy

(a) Prior to the Closing, if the existing insurance policies of the Venanpri Target Companies or the Ames Target Companies (in each case only with respect to policies that provide for coverage with respect to a claim if, and only if, the incident or event giving rise to such claim occurred during the time the applicable policy was in effect) do not cover claims arising prior to the Closing Date, Buyer shall purchase a six-year tail insurance policy (the “Tail Policy”)

providing coverage for (i) directors and officers liability, (ii) employment practices liability, and (iii) fiduciary liability for the present and former officers, directors and managers of the Venanpri Target Companies and/or the Ames Target Companies (as applicable) (the “D&O Parties”) who are presently covered by their respective officers’ and directors’ liability insurance policies (complete and correct copies of which have been made available to each Party) with respect to acts, omissions, or incidents occurring at any time prior to the Closing Date, covering any claims based on, or arising out of, the fact that each such Person is or was a D&O Party at any time prior to the Closing Date. The cost of the Tail Policy shall be borne by Buyer. Buyer shall, and shall cause the Venanpri Target Companies and the Ames Target Companies to reasonably cooperate with the D&O Parties and the insurers under the Tail Policy by taking commercially reasonable actions required to enable the D&O Parties to recover proceeds under the Tail Policy.

(b) The provisions of this Section 7.13 are intended to be for the benefit of, and shall be enforceable by, each D&O Party.

7.14. Termination of Certain Agreements; Parent-Level Guarantees. Except for any Contract or arrangement that is covered by the Transition Services Agreement, at or prior to the Closing, (i) Griffon HoldCo will cause Ames Target Companies, as applicable, to take such actions as are necessary to terminate the Contracts with Affiliates set forth on Section 7.14(a)(i) of the Ames Disclosure Schedules and (ii) Venanpri will cause each Venanpri Target Company, as applicable, to take such actions as are necessary to terminate the Contracts with Affiliates set forth on Section 7.14(a)(ii) of the Venanpri Disclosure Schedules. No such Contract (including any provision thereof which purports to survive termination) will be of any further force or effect after the Closing, and all parties to any such Contract will be released from all liabilities thereunder.

(b) To the extent any guarantee provided by any parent entity of Griffon HoldCo or its Affiliates or any parent entity of Venanpri or its Affiliates (in each case, a “Parent Guarantor”) in favor of the Ames Target Companies or the Venanpri Target Companies, as applicable, cannot be, or is not terminated, prior to the Closing, Buyer agrees to indemnify and reimburse such Parent Guarantor to the extent that any payment is actually made by such Parent Guarantor under such guarantee in favor of the Ames Target Companies or the Venanpri Target Companies, as applicable, following the Closing.

7.15. Intercompany Payables; Misdirected Payments.

(a) Except as set forth in Exhibit M, at or prior to the Closing, Griffon, Griffon HoldCo and Venanpri shall use commercially reasonable efforts to cause all intercompany accounts, except for (x) Contracts to provide the services that are to be provided in accordance with the Ancillary Agreements and (y) intercompany accounts set forth in Section 7.15(a) of the Venanpri Disclosure Schedules or Section 7.15(a) of the Ames Disclosure Schedules, (i) between any Ames Parent Group Company, on the one hand, and any Ames Target Company, on the other hand, (ii) between any Venanpri Parent Group Company, on the one hand, and any Venanpri Target Company, on the other hand, (iii) between two Ames Target Companies or (iv) between two Venanpri Target Companies to be settled or otherwise eliminated; provided, that Griffon and Griffon HoldCo or Venanpri (as applicable) shall (A) cause all such intercompany accounts to be settled or otherwise eliminated in a manner such that immediately prior to the Closing, each Ames Target Company or Venanpri Target Company (as applicable) is Solvent, (B) pay all Taxes arising from such settlement and elimination, (C) cause all such intercompany accounts to be settled or otherwise eliminated in a manner which does not result in adverse accounting impacts on Buyer or its Subsidiaries, and (D) indemnify and hold harmless Buyer and each of its Subsidiaries from and against any and all liabilities or Losses suffered or incurred by them arising out of or resulting from such settlement or elimination or the failure to complete such settlement or elimination prior to the Closing. Without limiting the foregoing, in the event that any such intercompany accounts contemplated by the foregoing clauses (i) and (ii) are not so reconciled and eliminated at or prior to Closing, the Parties shall adjust the Ames Closing Cash Consideration (and the Ames Final Cash Consideration) and/or the Venanpri Closing Cash Consideration (and the Venanpri Final Cash Consideration) to take into account any such outstanding intercompany accounts, such that any outstanding payables reduce the Ames Closing Cash Consideration or the Venanpri Closing Cash Consideration (as applicable), and any outstanding receivables increase the Ames Closing Cash Consideration or the Venanpri Closing Cash Consideration (as applicable), in accordance with Section 1.6. For the avoidance of doubt, intercompany accounts between and among any of the Ames Target Companies or between and among any of the Venanpri Target Companies shall not be required to have been eliminated or settled at the Closing.

(b) Except as otherwise provided in this Agreement or the Ancillary Agreements, following the Closing, (i) if any payments due with respect to the Ames Target Companies are paid to Griffon or any of its Subsidiaries (other than Buyer and its Subsidiaries), Griffon HoldCo shall, or shall cause its applicable Affiliate to, promptly remit by wire or draft such payment to an account designated in writing by the Buyer and (ii) if any payments due with respect to any Ames Parent Group Companies are paid to the Buyer or the Ames Target Companies, the Buyer shall, or shall cause the applicable Ames Target Company to, promptly remit by wire or draft such payment to an account designated in writing by Griffon HoldCo.

(c) Except as otherwise provided in this Agreement or the Ancillary Agreements, following the Closing, (i) if any payments due with respect to the Venanpri Target Companies are paid to Venanpri or any of its Affiliates (other than Buyer and its Subsidiaries), Venanpri shall, or shall cause its applicable Affiliate to, promptly remit by wire or draft such payment to an account designated in writing by the Buyer and (ii) if any payments due with respect to any Venanpri Parent Group Companies are paid to the Buyer or the Venanpri Target Companies, the Buyer shall, or shall cause the applicable Venanpri Target Company to, promptly remit by wire or draft such payment to an account designated in writing by Venanpri.

7.16. Ames Pre-Closing Reorganization and Venanpri Pre-Closing Reorganization.

(a) Prior to the Pre-Consummation Date, Griffon HoldCo and its applicable Affiliates shall complete steps 1-7 of the Ames Pre-Closing Reorganization in accordance with Exhibit D. To effect the Ames Pre-Closing Reorganization, Griffon HoldCo hereby covenants as follows:

(i) Griffon HoldCo will do all things necessary, desirable, or convenient to effect the transfer, assignment, and contribution of all of the interests held by Clopay Ames Holdings Corporation in Ames Companies to Griffon HoldCo (the “Ames Companies Contribution”). Following the Ames Companies Contribution, Griffon HoldCo will become the sole member of Ames Companies;

(ii) at least one (1) day after the Ames Companies Contribution, Griffon HoldCo will cause Ames Companies to do all things necessary, desirable, or convenient to convert its corporate form from a corporation to a limited liability company in Delaware (the “Conversion”), including filing all applicable documents with the Secretary of State of the State of Delaware;

(iii) at least one (1) day after the Conversion, Griffon HoldCo will cause Ames Companies to distribute 100% of the issued and outstanding Equity Interests of Griffon Australia Holdings PTY Ltd, an Australian proprietary limited company (“Griffon Australia”), Ames Hunter Holdings Corporation, a Delaware corporation (“Hunter”), Ames UK Holdings, Ltd., a private limited company formed under the laws of England and Wales (“Ames UK”) and True Temper Limited, a private company limited by shares formed under the laws of the Republic of Ireland, to Griffon Corporation or an Affiliate thereof (such distributions, collectively, the “Aus/Hunter Distribution/UK Distribution”), and do all things necessary, desirable, or convenient to effect the Aus/Hunter/UK Distribution. Following the Aus/Hunter/UK Distribution, Griffon Corporation or an Affiliate thereof will become a member of each of Griffon Australia, Hunter, and Ames UK;

(iv) at least one (1) day after the Aus/Hunter/UK Distribution, Griffon HoldCo will cause Ames Companies to do all things necessary, desirable, or convenient to cause Ames Companies to elect to be treated as a C corporation for U.S. federal income tax purposes, effective as of the day after the Aus/Hunter/UK Distribution, including timely filing a duly executed Form 8832 with the Internal Revenue Service; and

(v) subsequently to the Ames Companies Contribution, Griffon HoldCo and New Ames Equity Sub will do all things necessary, desirable, or convenient to effect the transfer, assignment, and contribution of all of the interests held by Griffon HoldCo in Ames Companies to New Ames Equity Sub (the “New Ames Equity Sub Contribution”). Upon completion of the New Ames Equity Sub Contribution, New Ames Equity Sub will become the sole member of Ames Companies.

(b) Prior to the Pre-Consummation Date, Venanpri shall complete steps 1-7 of the Venanpri Pre-Closing Reorganization in accordance with Exhibit E. To effect the Venanpri Pre-Closing Reorganization, Venanpri hereby covenants as follows:

(i) Venanpri will do all things necessary, desirable, or convenient to cause Bellota US to form Spinco, and to effect the transfer, assignment, and contribution of all of the Equity Interests held by Bellota US in Bellota Agrisolutions and Agrisolutions Wear to SpinCo (the “Agrisolutions Contribution”); and

(ii) at least one (1) day after the Agrisolutions Contribution, Venanpri will cause Bellota US to distribute 100% of the Equity Interests of Spinco to VNPI Spain (the “Agrisolutions Distribution”), and do all things necessary, desirable, or convenient to effect the Agrisolutions Distribution.

(c) Any certificates, filings, contracts, agreements or other documentation, and any amendments or supplements thereto, to be made or entered into by Griffon HoldCo or its Affiliates or Subsidiaries in order to effect the Ames Pre-Closing Reorganization (the “Ames Reorganization Documents”) shall be in form and substance reasonably satisfactory to Venanpri. Duly executed copies of each of the Ames Reorganization Documents shall promptly be provided to Venanpri upon such document’s execution. To the extent that Griffon HoldCo proposes to take any action, or intend not to take any action, which is materially different to the steps contemplated in Exhibit D, the prior written consent of Venanpri will be required.

(d) Any certificates, filings, contracts, agreements or other documentation, and any amendments or supplements thereto, to be made or entered into by Venanpri or its Affiliates or Subsidiaries in order to effect the Venanpri Pre-Closing Reorganization (the “Venanpri Reorganization Documents”) shall be in form and substance reasonably satisfactory to Griffon HoldCo. Duly executed copies of each of the Venanpri Reorganization Documents shall promptly be provided to Griffon HoldCo upon such document’s execution. To the extent that Venanpri proposes to take any action, or intend not to take any action, which is materially different to the steps contemplated in Exhibit E, the prior written consent of Griffon HoldCo will be required.

7.17. Bellota Mexico. Buyer shall use commercially reasonable efforts to cause Bellota México, S.A. de C.V. to (a) within six (6) months of the Closing Date, convert from being a Sociedad Anónima de Capital Variable to a Sociedad de Responsabilidad Limitada under Mexican Law and (b) promptly following the effectiveness of such conversion, file or cause to be timely filed with the IRS a duly executed IRS Form 8832 of Bellota México, S.A. de C.V. electing to be disregarded as separate from its owner for U.S. federal income tax purposes.

7.18. Title Insurance; Survey. Prior to the Closing, the Buyer may obtain, and the Ames Target Companies shall grant Buyer access (subject to the terms of any Ames Real Property Lease or consent of any lessor of the Ames Leased Real Property) to the Ames Real Property and documents and other information utilized by the Ames Target Companies in connection therewith for purposes of conducting its due diligence and to obtain, (a) owner’s and/or lender’s title insurance policies on any Ames Owned Real Property and leasehold and/or lender’s title insurance policies for any Ames Leased Real Property, as applicable, in an amount based on the fair market value of the property as determined by either (1) an appraisal of the property by an independent third-party appraiser selected jointly by the Parties or (2) the Parties, acting reasonably, and subject only to Permitted Liens and issued by any nationally recognized title company selected by Buyer (the “Title Company”), which title insurance policies shall (i) contain customary endorsements, including non-imputation endorsements and (ii) not include any exceptions related to mechanics’, carriers’, workmen’s, repairmen’s or other like liens in connection with any work performed as of the date of the policy (collectively, the “Title Policies”), (b) an ALTA survey on each parcel of Ames Real Property (collectively, the “Surveys”), and (c) other reports or documents customarily obtained by purchasers of real property; provided, however, that the Ames Target Companies shall provide the Buyer with any existing Title Commitments, owner’s policies of title insurance, Surveys and, to the extent available, copies of all zoning reports and zoning compliance reports relating to the Ames Owned Real Property or the Ames Leased Real Property. The Ames Target Companies shall reasonably cooperate with the Buyer, Venanpri, the applicable title company, surveyor and any other service providers, in connection with the Buyer’s efforts to obtain such Title Commitments and the Surveys, including by providing customary documentation reasonably requested by Buyer’s title company, including owner’s affidavits, affidavits of non-foreign status, gap affidavits and indemnities, a non-imputation affidavit and indemnity, any applicable broker lien waivers, certificates of good standing and due authorization and articles of incorporation, and any other customary certificates or instruments reasonably required by such title company in order to remove the standard exceptions (including any exceptions relating to mechanic’s liens) from Buyer’s owner’s and/or lender’s policy(ies) of title insurance as may be reasonably required by the applicable title company, surveyor and/or service provider.

7.19. Insurance.

(a) Following the Closing Date, the Venanpri Target Companies and the Ames Target Companies shall continue to be entitled to the benefit of coverage under the insurance policies of the Venanpri Parent Group Companies and the Ames Parent Group Companies in effect on or prior to the Closing Date, only to the extent that such policies cover the Venanpri Target Companies or the Ames Target Companies (as applicable) and are occurrence-based (such policies, the “Available Policies”, and the applicable Venanpri Parent Group Company or Ames Parent Group Company that is the primary named insured under the applicable Available Policy, the “Primary Insured”), solely with respect to acts, facts, circumstances or omissions occurring prior to Closing Date (“Pre-Closing Occurrences”) and subject to the terms, conditions and limitations of such Available Policies.

(b) For any Pre-Closing Occurrences, from and after the Closing, each of Venanpri and Griffon HoldCo shall use its commercially reasonable efforts to cause the applicable Primary Insured and its Affiliates to direct such carriers to provide the Buyer with access to the Available Policies and shall reasonably cooperate with Buyer and take commercially reasonable actions as may be necessary or advisable to assist Buyer in submitting, and to provide support with respect to, such claims on behalf of the Venanpri Target Companies or the Ames Target Companies (as applicable) to which such policies are responsive. Griffon HoldCo and Venanpri, on behalf of the applicable Primary Insured, hereby authorize the Buyer to report any and all Pre-Closing Occurrences arising in connection with the Venanpri Target Companies or the Ames Target Companies (as applicable) to the applicable insurance providers to the extent permitted under the applicable Available Policy, and where not permitted, upon receipt of a written request by the Buyer, to use commercially reasonable efforts (or cause its Affiliates to use commercially reasonable efforts) to timely make such report on the Buyer’s behalf.

(c) With respect to claims for Pre-Closing Occurrences made pursuant to this Section 7.19 (or pending as of the Initial Agreement Date), (i) if reported to the applicable insurance provider by the Buyer, the Buyer shall provide advance written notice to the applicable Primary Insured’s respective corporate insurance department of such claims, (ii) each Party shall keep each other advised of the status of (and any developments regarding) any such claims, and cooperate with any insurance carrier in connection with the investigation and defense of any such claims, all in accordance and consistent with the standard practices and procedures established from time to time by the insured under such policy or any such insurance carrier, (iii) whether such Pre-Closing Occurrence was reported to the applicable insurance provider by the Buyer or the Sellers or any of their respective Affiliates, (A) the Primary Insured shall, or shall cause its Affiliates to, provide the Buyers with a copy of the applicable Available Policy and the Buyers shall, and shall cause the Venanpri Target Companies or the Ames Target Companies (as

applicable) to, comply with the terms of the applicable Available Policy and (B) each Party shall use commercially reasonable efforts, and shall cause its Affiliates to, use commercially reasonable efforts to obtain the benefit of the applicable insurance coverage and shall promptly, and no later than ten (10) Business Days following receipt thereof, pay such benefit, if any, to the Buyer, and (iv) Griffon HoldCo and Venanpri, on behalf of the applicable Primary Insured, agree that the Buyer shall pay or otherwise bear the cost of any deductible, co-pay or self-retention amount under the applicable Available Policy with respect to any such claim.

(d) Venanpri and Griffon HoldCo each shall not, and shall cause their respective Affiliates not to, seek to change any rights and obligations of the Venanpri Target Companies or the Ames Target Companies (as applicable) under the Available Policies. No covenant or agreement by any Party to indemnify any other Party shall release, or be deemed to release, any insurer with respect to any claim made under any Available Policy. Notwithstanding anything to the contrary, no Venanpri Parent Group Company or Ames Parent Group Company (a) shall be required to undertake any action that results in material disruption to its business, and (b) shall be required to incur any costs, expenses, or liabilities in connection therewith. To the extent any Venanpri Parent Group Company or Ames Parent Group Company incur any such costs, expenses, or liabilities, Buyer shall promptly reimburse the applicable Venanpri Parent Group Company or Ames Parent Group Company for all such amounts, and in no event later than ten (10) days following receipt of reasonable documentation thereof.

(e) Buyer shall use its commercially reasonable efforts to obtain (or cause its Subsidiaries to obtain) new pollution legal liability insurance coverage (existing and new conditions) for the Ames Owned Real Property and Venanpri Owned Real Property, as well as any Ames Leased Real Property and Venanpri Leased Real Property where manufacturing occurs, to be in place following the Closing, at its own cost and expense. Venanpri and Griffon HoldCo each shall use their commercially reasonable efforts to provide all documents and information necessary for such process, and otherwise reasonably cooperate with Buyer’s efforts to obtain such pollution legal liability insurance coverage. Griffon HoldCo shall, and shall cause its applicable Affiliates (including Griffon) to, use commercially reasonable efforts to maintain in place (including current coverage limits) the pollution legal liability insurance coverage in place as of the Initial Agreement Date with respect to each Specified Property, in each case until the sale or other disposition of such Specified Property in accordance with the terms of (i) if prior to the Closing, this Agreement, or (ii) if following the Closing, the A&R LLC Agreement of Buyer. The existing Griffon policy(ies) and any renewals of such policy(ies) shall be primary and any pollution legal liability policy obtained by the Buyer and its Subsidiaries pursuant to this Section 7.19(e) shall be secondary with respect to any claims associated with the Specified Properties.

7.20. Disclaimer of Reliance.

(a) Venanpri and Buyer each acknowledge that: (i) in determining to enter into this Agreement, it has not relied and is not relying on any representation or warranty from Griffon Holdco or any other Person on or behalf of Griffon Holdco, or upon the accuracy or completeness of any information regarding Griffon Holdco, the Ames Target Companies, or the Ames Interests furnished or made available to Venanpri or Buyer (as applicable), other than those representations and warranties expressly set forth in Article II and Article IV of this Agreement (including the related portions of the Ames Disclosure Schedules), (ii) neither Griffon Holdco nor any other

Person acting on behalf of Griffon Holdco shall have any liability to Venanpri, Buyer or any other Person with respect to any projections, forecasts, estimates, plans, or budgets of future revenue, expenses, or expenditures, future results of operations, future cash flows, future business, operations, or affairs, or the future financial condition of the Ames Target Companies, except as expressly set forth in Article II and Article IV of this Agreement (including the related portions of the Ames Disclosure Schedules), and (iii) no Exhibit or Schedule hereto, nor any other material or information provided by or communications made by Griffon Holdco, or by any advisor or representative thereof, whether by means of a “data room,” or in any information memorandum or management presentation, or otherwise, or by any broker, advisor, representative or investment banker, will cause or create any representation, warranty or guarantee, express or implied, as to the title, condition, value, quality or other attribute of the Ames Interests, all of which are expressly disclaimed.

(b) Griffon Holdco acknowledges that: (i) in determining to enter into this Agreement, Griffon Holdco has not relied and is not relying on any representation or warranty from Venanpri or any other Person on or behalf of Venanpri, or upon the accuracy or completeness of any information regarding Venanpri, the Venanpri Target Companies, or the Venanpri Interests furnished or made available to Griffon Holdco, other than those representations and warranties expressly set forth in Article III and Article V of this Agreement (including the related portions of the Venanpri Disclosure Schedules), (ii) neither Venanpri nor any other Person acting on behalf of Venanpri shall have any liability to Griffon Holdco or any other Person with respect to any projections, forecasts, estimates, plans, or budgets of future revenue, expenses, or expenditures, future results of operations, future cash flows, future business, operations, or affairs or the future financial condition of the Venanpri Target Companies, except as expressly set forth in Article III and Article V of this Agreement (including the related portions of the Venanpri Disclosure Schedules), and (iii) no Exhibit or Schedule hereto, nor any other material or information provided by or communications made by Venanpri, or by any advisor or representative thereof, whether by means of a “data room,” or in any information memorandum or management presentation, or otherwise, or by any broker, advisor, representative or investment banker, will cause or create any representation, warranty or guarantee, express or implied, as to the title, condition, value, quality or other attribute of the Venanpri Interests, all of which are expressly disclaimed.

(c) Griffon Holdco and Venanpri each acknowledges that: (i) in determining to enter into this Agreement, it has not relied and is not relying on any representation or warranty from Buyer, MidCo, FinCo or any other Person on or behalf of Buyer, MidCo, FinCo or upon the accuracy or completeness of any information regarding Buyer, MidCo, FinCo, the Buyer Interests, the MidCo Interests, the FinCo Interests, or the ForCo Interests furnished or made available to Griffon Holdco or Venanpri (as applicable), other than those representations and warranties expressly set forth in Article VI of this Agreement (including the related portions of the Buyer Disclosure Schedules), (ii) none of Buyer, MidCo, FinCo, or ForCo nor any other Person acting on behalf of Buyer, MidCo, FinCo, or ForCo shall have any liability to Griffon Holdco, Venanpri or any other Person with respect to any projections, forecasts, estimates, plans, or budgets of future revenue, expenses, or expenditures, future results of operations, future cash flows, future business, operations, or affairs, or the future financial condition of Buyer, MidCo, FinCo, or ForCo, except as expressly set forth in Article VI of this Agreement (including the related portions of the Buyer Disclosure Schedules), and (iii) no Exhibit or Schedule hereto, nor any other material or information provided by or communications made by Buyer, MidCo, FinCo, or ForCo or by any advisor or representative thereof, whether by means of a “data room,” or in any information memorandum or management presentation, or otherwise, or by any broker, advisor, representative or investment banker, will cause or create any representation, warranty or guarantee, express or implied, as to the title, condition, value, quality or other attribute of the Buyer Interests, the MidCo Interests, the FinCo Interests or the ForCo Interests, all of which are expressly disclaimed.

7.21. 280G Approval. Prior to the Pre-Consummation Date, Venanpri shall cause NATT to use commercially reasonable efforts to (a) obtain waivers from any Person who is a “disqualified individual” (as defined in U.S. Treasury Regulations Section 1.280G-1) with respect to NATT (each, a “Disqualified Individual”) and (b) no later than five (5) Business Days prior to the Pre-Consummation Date, submit for approval by the shareholders of NATT, in a manner that satisfies Section 280G(b)(5) of the Code and the final Treasury Regulations issued thereunder, of the right of each Disqualified Individual to receive or retain, as applicable, that portion of any payments and benefits (whether in cash or property or the vesting of property) that, together with any other payments and benefits the Disqualified Individual may become entitled to receive in connection with the Transactions that may be considered “parachute payments” under Section 280G(b)(2) of the Code, exceeds three times such Disqualified Individual’s “base amount” (as defined in Section 280G(b)(3) of the Code) minus one dollar (such portion, the “Section 280G Payments”).  Prior to the Pre-Consummation Date, Venanpri shall deliver to Griffon Holdco evidence that a shareholder vote with respect to the approval of the Section 280G Payments, if any, was solicited in conformity with Section 280G(b)(5) of the Code and the U.S. Treasury Regulations issued thereunder and that either (i) the requisite shareholder approval was obtained with respect to any Section 280G Payments that were subject to such shareholder vote or (ii) the shareholder approval of the Section 280G Payments was not obtained and, as a consequence, that the Section 280G Payments shall not be made or provided, pursuant to the waivers, if any, duly executed by the affected Disqualified Individuals. Venanpri shall forward to Griffon Holdco as soon as reasonably practicable any analysis prepared in connection with this Section 7.21 and, as soon as reasonably practicable, but in no event later than three (3) Business Days in advance of delivering such documents to the Disqualified Individuals and shareholders, as applicable, drafts of all documents prepared by Venanpri in connection with this Section 7.21 and shall incorporate Griffon Holdco’s reasonable comments in connection with any such documents or analysis.

7.22. IP Assignments. On or prior to the Pre-Consummation Date, Venanpri will assign or cause to be assigned to a Venanpri Target Company any and all Intellectual Property Rights used in, or which need to be used in, the business of the Venanpri Target Companies as conducted prior to the Pre-Consummation Date and which are registered in the name of, or otherwise owned by, a Non-Venanpri Subsidiary; for the avoidance of doubt, however the foregoing does not require the transfer of the name and trademark “Venanpri”. On or prior to the Pre-Consummation Date, Griffon will assign or cause to be assigned to an Ames Target Company any and all Intellectual Property Rights used in, or which need to be used in, the business of the Ames Target Companies as conducted prior to the Pre-Consummation Date and which are registered in the name of, or otherwise owned by, a Non-Ames Subsidiary; for the avoidance of doubt, however the foregoing does not require the transfer of any right in any Shared Tooling (as defined in the Ames License Agreements) of Ames UK and True Temper licensed to an Ames Target Company pursuant to the Intellectual Property and Tooling License Agreement between Ames Companies, Ames UK and True Temper, any right in any Shared Tooling (as defined in the Ames License Agreements) of Ames Australasia licensed to an Ames Target Company pursuant to the Intellectual Property and

Tooling License Agreement between Ames Companies and Ames Australasia, and the name and trademark “Griffon”.

7.23. Project Alpha Restructuring. Griffon HoldCo shall promptly reimburse the Buyer for all restructuring liabilities, bonuses, severances and other amounts incurred in connection with the Project Alpha restructuring (including the amounts set forth on Section 4.13(h)(3) of the Ames Disclosure Schedules that become payable following the Closing), and in any event no later than ten (10) days following receipt of reasonable documentation thereof; provided, however, that Griffon HoldCo shall not be required to pay for any restructuring liabilities, bonuses, severances that become due and payable in the event Buyer terminates an employee following the Closing.

Article VIII

CONDITIONS TO CLOSING

8.1. Conditions to the Obligations of the Parties. The obligations of the Parties to effect the Closing are subject to the satisfaction (or waiver in writing by the other Parties) prior to the consummation of the Closing on the Closing Date of the following conditions:

(a) Competition Filings. The waiting periods under Competition Laws applicable to the consummation of the Transactions shall have expired or been terminated and no letter shall have been received that an investigation is open and ongoing, and all other applicable approvals required to consummate the Transactions under Competition Laws shall have been obtained.

(b) Debt Financing. (i) The Debt Financing shall have been obtained in full, and (ii) FinCo shall have received the full amount of the Debt Financing contemplated by the Debt Commitment Letters in immediately available funds, and (iii) at least $195,071,000 of the aggregate principal amount of the Debt Financing shall have been funded by Independent Third-Party Lenders (the “Third-Party Lender Requirement”). For the avoidance of doubt, the condition set forth in this Section 08.1(b) shall not be deemed satisfied if the Third-Party Lender Requirement is not met, regardless of whether Griffon or any of its Affiliates has funded or committed to fund any portion of the Debt Financing.

(c) No Prohibition. There shall not be threatened in writing, pending or in effect any Law or Order which would have the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Transactions.

8.2. Conditions to the Obligation of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction (or waiver by Buyer) on or prior to the consummation of the Closing on the Closing Date of the following conditions:

(a) (i) each of the representations and warranties of the Ames Selling Parties contained in Sections 2.1, 2.2, 2.3(a), 2.4, 2.6, 4.1, 4.2, 4.3, 4.5(a), and 4.18 of this Agreement shall be true and correct in all respects as of the Initial Agreement Date, as of the Pre- Consummation Date, as if made on the Pre-Consummation Date, and as of the Closing Date, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date) and (ii) each of the other representations and warranties of the Ames Selling Parties contained in this Agreement (disregarding all “materiality” or “Ames Material Adverse Effect” qualifications set forth therein) shall be true and correct as of the Initial Agreement Date, as of the Pre-Consummation Date, as if made on the Pre-Consummation Date, and as of the Closing Date, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date), except where the failure of the representations and warranties contemplated by this clause (ii) to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have an Ames Material Adverse Effect;

(b) each of the covenants of the Ames Selling Parties contained in this Agreement that are to be performed on or prior to the Closing Date shall have been duly performed in all material respects, provided, that so long as the condition set forth in Section 8.1(b) has been satisfied, performance by Griffon HoldCo of the covenants set forth in Section 7.8 in all material respects shall not be a condition to the obligation of Buyer to consummate the Closing on the Closing Date;

(c) Buyer shall have received a certificate, signed by a duly authorized officer of each of the Ames Selling Parties, dated as of the Closing Date, to the effect that the conditions set forth in Sections 8.2(a) (with respect to the Initial Agreement Date, the Pre-Consummation Date and the Closing Date) and 8.2(b) have been satisfied;

(d) Venanpri shall have delivered or caused to be delivered to Buyer each of the documents and other deliverables required by Section 1.5(b); and

(e) Griffon HoldCo shall have delivered or caused to be delivered to Buyer each of the documents and other deliverables required by Section 1.5(a).

8.3. Conditions to the Obligations of the Ames Selling Parties. The obligations of the Ames Selling Parties to effect the Closing are subject to the satisfaction (or waiver in writing by the Ames Selling Parties) on or prior to the consummation of the Closing on the Closing Date of the following conditions:

(a) (i) each of the representations and warranties of Venanpri contained in Sections 3.1, 3.2, 3.3(a), 3.4, 3.6, 5.1, 5.2, 5.3, 5.5(a), and 5.18 of this Agreement shall be true and correct in all respects as of the Initial Agreement Date, as of the Pre-Consummation Date, as if made on the Pre-Consummation Date, and as of the Closing Date, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date) and (ii) each of the other representations and warranties of Venanpri contained in this Agreement (disregarding all “materiality” or “Venanpri Material Adverse Effect” qualifications set forth therein) shall be true and correct as of the Initial Agreement Date, as of the Pre-Consummation Date, as if made on the Pre-Consummation Date, and as of the Closing Date, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date), except where the failure of the representations and warranties contemplated by this clause

(ii) to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Venanpri Material Adverse Effect;

(b) (i) each of the representations and warranties of Buyer, MidCo and FinCo contained in Sections 6.1, 6.2, 6.3 (except for the first and third sentences of Section 6.3(a)(ii)), and 6.5 of this Agreement shall be true and correct in all respects as of the Initial Agreement Date, as of the Pre-Consummation Date, as if made on the Pre-Consummation Date, and as of the Closing Date, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date), (ii) the first and third sentences of Section 6.3(a)(ii) shall be true and correct in all but de minimis respects as of the Initial Agreement Date, as of the Pre-Consummation Date, as if made on the Pre-Consummation Date, and as of the Closing Date, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date) (it being understood that any change in the allocation of Equity Interests of Buyer set forth in Section 6.3(a)(ii) of the Buyer Disclosure Schedules solely as between VNPI Spain and ONCAP Merv LP shall constitute a de minimis inaccuracy), and (iii) each of the other representations and warranties of Buyer, MidCo and FinCo contained in this Agreement (disregarding all “materiality” qualifications set forth therein) shall be true and correct as of the Initial Agreement Date, as of the Pre-Consummation Date, as if made on the Pre-Consummation Date, and as of the Closing Date, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date), except where the failure of the representations and warranties contemplated by this clause (ii) to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect;

(c) each of the covenants of Venanpri contained in this Agreement that are to be performed on or prior to the Closing Date shall have been duly performed in all material respects, provided, that so long as the condition set forth in Section 8.1(b) has been satisfied (including, for the avoidance of doubt, the Third-Party Lender Requirement), performance by Venanpri of the covenants set forth in Section 7.7 in all material respects shall not be a condition to the obligation of Griffon HoldCo to consummate the Closing on the Closing Date;

(d) each of the covenants of Buyer, MidCo and FinCo contained in this Agreement that are to be performed on or prior to the Closing Date shall have been duly performed in all material respects, provided, that so long as the condition set forth in Section 8.1(b) has been satisfied (including, for the avoidance of doubt, the Third-Party Lender Requirement), performance by Buyer, MidCo and FinCo of the covenants set forth in Section 7.7 in all material respects shall not be a condition to the obligation of Griffon HoldCo to consummate the Closing on the Closing Date;

(e) Griffon HoldCo shall have received a certificate, signed by a duly authorized officer of Venanpri and dated as of the Closing Date, to the effect that the conditions set forth in Sections 8.3(a) (with respect to the Initial Agreement Date, the Pre-Consummation Date and the Closing Date) and 8.3(c) have been satisfied;

(f) Griffon HoldCo shall have received a certificate, signed by a duly authorized officer of Buyer and dated as of the Closing Date, to the effect that the conditions set forth in Sections 8.3(b) (with respect to the Initial Agreement Date, the Pre-Consummation Date and the Closing Date) and 8.3(d) have been satisfied;

(g) Venanpri shall have delivered or caused to be delivered to Griffon HoldCo each of the documents and other deliverables required by Section 1.5(b);

(h) Buyer shall have delivered or caused to be delivered to Griffon HoldCo each of the documents and other deliverables required by Section 1.5(c);

(i) since the Initial Agreement Date, there shall not have been a Venanpri Material Adverse Effect; and

(j) the Venanpri Pre-Closing Reorganization shall have been consummated.

8.4. Conditions to the Obligation of Venanpri. The obligation of Venanpri to effect the Closing is subject to the satisfaction (or waiver in writing by Venanpri) on or prior to the consummation of the Closing on the Closing Date of the following conditions:

(a) (i) each of the representations and warranties of the Ames Selling Parties contained in Sections 2.1, 2.2, 2.3(a), 2.4, 2.6, 4.1, 4.2, 4.3, 4.5(a), and 4.18 of this Agreement shall be true and correct in all respects as of the Initial Agreement Date (solely with respect to Griffon HoldCo), as of the Pre-Consummation Date, as if made on the Pre-Consummation Date, and as of the Closing Date, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date) and (ii) each of the other representations and warranties of the Ames Selling Parties contained in this Agreement (disregarding all “materiality” or “Ames Material Adverse Effect” qualifications set forth therein) shall be true and correct as of the Initial Agreement Date (solely with respect to Griffon HoldCo), as of the Pre-Consummation Date, as if made on the Pre-Consummation Date, and as of the Closing Date, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date), except where the failure of the representations and warranties contemplated by this clause (ii) to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have an Ames Material Adverse Effect;

(b) each of the representations and warranties of Buyer, MidCo and FinCo contained in Sections 6.6 and 6.9 of this Agreement shall (disregarding all “materiality” qualifications set forth therein) be true and correct in all respects as of the Pre-Consummation Date, as if made on the Pre-Consummation Date, and as of the Closing Date, as if made on the Closing Date (except for any such representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect;

(c) each of the covenants of the Ames Selling Parties contained in this Agreement that are to be performed on or prior to the Closing Date shall have been duly performed in all material respects, provided, that so long as the condition set forth in Section 8.1(b) has been satisfied (including, for the avoidance of doubt, the Third-Party Lender Requirement), performance by Griffon HoldCo of the covenants set forth in Section 7.8 in all material respects shall not be a condition to the obligation of Buyer to consummate the Closing on the Closing Date;

(d) Venanpri shall have received a certificate, signed by a duly authorized officer of each of the Ames Selling Parties and dated as of the Closing Date, to the effect that the conditions set forth in Sections 8.4(a) (with respect to the Initial Agreement Date, the Pre-Consummation Date and the Closing Date) and 8.4(c) have been satisfied;

(e) Venanpri shall have received a certificate, signed by a duly authorized officer of Buyer and dated as of the Closing Date, to the effect that the condition set forth in Section 8.4(b) has been satisfied;

(f) Griffon HoldCo shall have delivered or caused to be delivered to Venanpri each of the documents and other deliverables required by Section 1.5(a);

(g) Buyer shall have delivered or caused to be delivered to Venanpri each of the documents and other deliverables required by Section 1.5(c);

(h) since the Initial Agreement Date, there shall not have been an Ames Material Adverse Effect; and

(i) the Ames Pre-Closing Reorganization shall have been consummated.

Article IX

Indemnification

9.1. Indemnification. The Parties agree to the indemnification obligations set forth in Exhibit K attached hereto.

Article X

TERMINATION

10.1. Termination of Agreement. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Pre-Consummation Date upon delivery of written notice by the Party terminating this Agreement to the other Parties hereto:

(a) at the election of Griffon HoldCo or Venanpri on or after August 4, 2026 or such other date as may be mutually agreed in writing (the “Outside Date”), if the Transactions shall not have been consummated by the close of business on such date; provided, that notwithstanding the foregoing, either Griffon HoldCo or Venanpri may, in each case in its respective sole discretion, extend the Outside Date by up to an additional one hundred and eighty (180) days in the aggregate without the consent of the other Parties if, on August 4, 2026, all of the conditions set forth in Article VIII have been satisfied or waived other than the condition set forth in Section 8.1(a) and those conditions that by their nature are not required to have been satisfied until the Closing; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(a) shall not be available to Griffon HoldCo or Venanpri if such Party’s material breach of any provision of this Agreement has resulted in the conditions set forth in Article VIII in favor of the other Parties not being satisfied on or prior to the Outside Date;

(b) by mutual written consent of Griffon HoldCo, Buyer and Venanpri;

(c) by Griffon HoldCo or Venanpri if there shall be in effect a final non-appealable Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) will not be available to Griffon HoldCo or Venanpri, as applicable, if the failure of such Party to fulfill any material obligation under, or the breach by such Party of any material provision of, this Agreement shall have been the primary or principal cause of, or shall have resulted in, the issuance of such a final non-appealable Order;

(d) by Buyer or Venanpri, if any Ames Selling Party is in breach of any of its representations, warranties or covenants contained in this Agreement, which breach (i) has resulted or would result in the failure of the conditions set forth in Sections 8.2(a) or 8.2(b) to be satisfied and (ii) (A) is not capable of being cured or (B) if capable of being cured, shall not have been cured by the earlier of (I) fifteen (15) days following receipt of written notice from Buyer or Venanpri of such breach and (II) the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(d) will not be available to Buyer or Venanpri if the failure of Buyer or Venanpri to fulfill any material obligation under, or the breach by Buyer or Venanpri of any material provision of, this Agreement shall have been the primary or principal cause of, or shall have resulted in, Griffon HoldCo’s or New Ames Equity Sub’s breach;

(e) by Griffon HoldCo, if Buyer or Venanpri is in breach of any of its representations, warranties or covenants contained in this Agreement, which breach (i) has resulted or would result in the failure of the conditions set forth in Sections 8.3(a), 8.3(b), 8.3(c), or 8.3(d) to be satisfied and (ii) (A) is not capable of being cured or (B) if capable of being cured, shall not have been cured by the earlier of (I) fifteen (15) days following receipt of written notice from Griffon HoldCo of such breach and (II) the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(e) will not be available to Griffon HoldCo if the failure of Griffon HoldCo to fulfill any material obligation under, or the breach by Griffon HoldCo of any material provision of, this Agreement shall have been the primary or principal cause of, or shall have resulted in, Buyer’s or Venanpri’s breach; or

(f) by Griffon HoldCo, if (i) all of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied on the Pre-Consummation Date or the Closing Date, but subject to the satisfaction or waiver of those conditions) except for Section 8.1(b) have been satisfied or waived, (ii) Griffon HoldCo has provided irrevocable written notice to Buyer and Venanpri that it is ready, willing and able to consummate the Transactions contemplated by this Agreement at the Closing if the Debt Financing is or will be funded at the Closing Date, (iii) Buyer and Venanpri fail to consummate the Closing within (A) three (3) Business Days after delivery of the written notice specified in clause (ii), in the case that the Debt Financing is available to be funded at the Closing Date or (B) thirty (30) days after delivery of the written notice specified in clause (ii), in the case that the Debt Financing is not available to be funded at the Closing Date, and (iv) Griffon HoldCo has not brought a Claim for specific performance in accordance with Section 11.3 prior to the end of the period referred to in clause (iii).

10.2. Effect of Termination. In the event that this Agreement is terminated in accordance with Section 10.1, this Agreement will become null and void and each of the Parties will be relieved of their duties and obligations arising under this Agreement after the date of such termination, and there will be no liability on the part of any Party; provided, however, that, subject to the terms of this Section 10.2, the provisions of this Section 10.2, Section 7.4 (Confidentiality), Section 7.5 (Publicity) and Article XI (Miscellaneous) (other than Section 11.3) will remain in full force and effect and survive such termination, and no such termination will relieve any Party of any liability for any willful and material breach of this Agreement prior to the termination of this Agreement or for Fraud. For purposes of this Agreement, a “willful and material breach” shall mean a material breach of any representation, warranty, covenant or other agreement set forth in this Agreement that would prevent the satisfaction of or result in the failure of any condition to the obligation of Buyer or either Seller, as applicable, on the Pre-Consummation Date or the Closing Date as a consequence of an act or omission by the applicable Party with the actual knowledge that the taking of such action or failure to take such action would, or would reasonably be expected to, result in a material breach of this Agreement; provided that, without limiting the meaning of willful and material breach, the Parties acknowledge and agree that any failure by any Party to consummate the Transactions after the applicable conditions to the Closing set forth in Article VIII have been satisfied or waived (except for those conditions that by their nature are to be satisfied on the Pre-Consummation Date or the Closing Date, which conditions would be capable of being satisfied at the time of such failure to consummate the transactions contemplated hereby) shall constitute a willful and material breach of this Agreement.

Article XI

Miscellaneous

11.1. Limitations on Liability and Release.

(a) The representations, warranties and covenants of Buyer, the Ames Selling Parties, and Venanpri made in this Agreement or in any Ancillary Agreement will not survive beyond the Closing Date, except that (i) Section 5.27, (ii) this Article XI and (iii) those other covenants of Buyer, the Ames Selling Parties, and Venanpri that are by their express terms to be performed following the Closing (including pursuant to Section 7.11) will survive the Closing. Subject to Section 11.1(g) and without limiting Griffon HoldCo’s rights under the Ames RWI Policy or Venanpri’s rights under the Venanpri RWI Policy, neither Buyer nor any Seller will be liable for any inaccuracy or breach of any representations or warranties set forth in this Agreement or any certificate delivered in connection therewith, except in the case of Fraud.

(b) Except as otherwise set forth in this Agreement, effective on and from the Closing, Buyer, on behalf of the Ames Target Companies and the Venanpri Target Companies and their respective successors and assigns and each of their respective past, present, and future equityholders, advisors, directors, officers, managers, employees, agents, representatives, successors and assigns (collectively, the “Buyer Releasing Parties”) knowingly, voluntarily and irrevocably releases from any liability and covenant not to sue Venanpri, the Ames Selling Parties, and their respective Affiliates, and their respective successors and assigns and each of their respective past, present, and future equityholders, advisors, directors, officers, managers, employees, agents, representatives, successors and assigns (the “Buyer Released Parties”), in respect of any Claims such Buyer Releasing Party may currently have, or may have in the future against such Buyer Released Party arising prior to, on or after the Closing Date (so long as the events giving rise to such Claim occurred on or prior to the Closing) in respect of any act or omission of such Person in such Person’s capacity as a Buyer Released Party (provided that in no event will the foregoing release any such Person from any act or omission of such Person in any other capacity, except for any Claims (i) under the terms of this Agreement and the Ancillary Agreements, (ii) for any rights for indemnification or exculpation as a director or officer of the Ames Target Companies or the Venanpri Target Companies pursuant to their respective organizational documents or applicable indemnification agreements, as the case may be and as in effect prior to the Closing, (iii) that are based upon actions, circumstances, or events first occurring after the Closing, (iv) for rights to any unpaid compensation or benefits that accrued prior to the Closing as well as any right to future benefits under the applicable Buyer Releasing Party’s benefit plans and (v) that may not be waived as a matter of Law).

(c) Except as otherwise set forth in this Agreement, effective on and from the Closing, the Ames Selling Parties on behalf of themselves and their respective Affiliates (other than the Ames Target Companies) and their respective successors and assigns and each of their respective past, present, and future equityholders, advisors, directors, officers, managers, employees, agents, representatives, successors and assigns (collectively, the “Griffon Releasing Parties”) knowingly, voluntarily and irrevocably releases from any liability and covenant not to sue the Ames Target Companies and their respective Affiliates, and their respective successors and assigns and each of their respective past, present, and future equityholders, advisors, directors, officers, managers, employees, agents, representatives, successors and assigns (the “Griffon Released Parties”), in respect of any Claims such Griffon Releasing Party may currently have, or may have in the future against such Griffon Released Party arising prior to, on or after the Closing Date (so long as the events giving rise to such Claim occurred on or prior to the Closing) in respect of any act or omission of such Person in such Person’s capacity as a Griffon Released Party (provided that in no event will the foregoing release any such Person from any act or omission of such Person in any other capacity, except for any Claims (i) under the terms of this Agreement and the Ancillary Agreements, (ii) that are based upon actions, circumstances, or events first occurring after the Closing, and (iii) that may not be waived as a matter of Law).

(d) Except as otherwise set forth in this Agreement, effective on and from the Closing, Venanpri, on behalf of itself and its Affiliates (other than the Venanpri Target Companies) and their respective successors and assigns and each of their respective past, present, and future equityholders, advisors, directors, officers, managers, employees, agents, representatives, successors and assigns (collectively, the “Venanpri Releasing Parties”, and, together with the Buyer Releasing Parties and the Griffon Releasing Parties, the “Releasing Parties”) knowingly, voluntarily and irrevocably releases from any liability and covenant not to sue the Venanpri Target Companies and their respective Affiliates, and their respective successors and assigns and each of their respective past, present, and future equityholders, advisors, directors, officers, managers, employees, agents, representatives, successors and assigns (the “Venanpri Released Parties”, and, together with the Buyer Released Parties and the Griffon Released Parties, the “Released Parties”), in respect of any Claims such Venanpri Releasing Party may currently have, or may have in the future against such Venanpri Released Party arising prior to, on or after the Closing Date (so long as the events giving rise to such Claim occurred on or prior to the Closing Date) in respect of any act or omission of such Person in such Person’s capacity as a Venanpri Released Party (provided that in no event will the foregoing release any such Person from any act or omission of such Person in any other capacity, except for any Claims (i) under the terms of this Agreement and the Ancillary Agreements, (ii) that are based upon actions, circumstances, or events first occurring after the Closing Date, and (iii) that may not be waived as a matter of Law).

(e) Each Seller and Buyer (on behalf of its respective Releasing Parties) (i) represents that it has not assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any Claim which is or which purports to be released by this Section 11.1 and (ii) acknowledges that its Releasing Parties may hereafter discover facts other than or different from those that it knows or believes to be true with respect to the subject matter of the Claims released hereunder, but it hereby expressly agrees that, on and as of the Closing Date, such Seller or Buyer (on behalf of its respective Releasing Parties) shall have waived and fully, finally and forever settled and released any known or unknown, suspected or unsuspected, asserted or unasserted, contingent or noncontingent claim with respect to the Claims released hereunder, without regard to the subsequent discovery or existence of such different or additional facts. Without limitation of the foregoing, each Seller and Buyer (on behalf of its respective Releasing Parties) hereby waives the application of any provision of law, including California Civil Code Section 1542, that purports to limit the scope of a general release. Section 1542 of the California Civil Code provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

Each Seller and Buyer (on behalf of its respective Releasing Parties) hereby covenants not to initiate any Legal Proceeding against a Released Party for any Claim released hereunder, and the applicable Released Party may recover from such Seller or Buyer (as applicable) all actual losses, damages, liabilities, penalties, interest and documented, out of pocket expenses, including reasonable attorneys’ fees and expenses incurred in connection with any such Legal Proceeding.

(f) Buyer, the Ames Selling Parties, and Venanpri hereby (i) acknowledge and agree that the limitations on liability set forth herein were expressly bargained for and are a material inducement for Buyer, the Ames Selling Parties and Venanpri to enter into this Agreement and consummate the transactions contemplated hereby, (ii) knowingly, voluntarily and irrevocably waive any rights and remedies to which they would otherwise be entitled absent such limitations, and (iii) covenant not to make or bring any Claim not permitted by this Section 11.1 or Section 11.3, in all cases, whether in contract or in tort, at law or in equity, granted by statute or otherwise.

(g) Nothing in this Section 11.1 will limit the liability of any Party for the Fraud of such Person.

11.2. Disclosure Schedules. If a disclosure is made in one of or in any part of any of the Ames Disclosure Schedules, Buyer Disclosure Schedules or the Venanpri Disclosure Schedules, such disclosure will be deemed to have also been made in each other part of the Ames Disclosure Schedules, Buyer Disclosure Schedules or the Venanpri Disclosure Schedules, as applicable, to the extent the relevance or applicability of such disclosure to such other part of the Ames Disclosure Schedules, Buyer Disclosure Schedules or the Venanpri Disclosure Schedules, as applicable, is reasonably apparent on the face of such disclosure. The reference to or listing, description, disclosure or other inclusion of any item or other matter, including any charge, violation, breach, debt, obligation or liability, in the Ames Disclosure Schedules, Buyer Disclosure Schedules or the Venanpri Disclosure Schedules, as applicable, will not be construed to be an admission or suggestion that such item or matter constitutes a violation of, breach or default under, any Law, Contract or otherwise. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Ames Disclosure Schedules, Buyer Disclosure Schedules or the Venanpri Disclosure Schedules is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not required to be disclosed or are within or outside of the Ordinary Course of Business, and neither Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Ames Disclosure Schedules, Buyer Disclosure Schedules or the Venanpri Disclosure Schedules in any dispute or controversy with any Party as to whether any obligation, item or matter not described herein or included in an Ames Disclosure Schedules, Buyer Disclosure Schedules or the Venanpri Disclosure Schedules is or is not required to be disclosed (including whether such amounts are required to be disclosed as material) or in the Ordinary Course of Business for the purposes of this Agreement. No disclosure in the Ames Disclosure Schedules, Buyer Disclosure Schedules or the Venanpri Disclosure Schedules relating to any possible breach or violation of any agreement or applicable Law will be construed as an admission or indication that any such breach or violation exists or has actually occurred. Notwithstanding the use of the terms “material,” “Ames Material Adverse Effect,” and “Venanpri Material Adverse Effect” in this Agreement, the inclusion of any particular disclosure in the attached Ames Disclosure Schedules, Buyer Disclosure Schedules or the Venanpri Disclosure Schedules will not, of itself, mean that the item or matter so disclosed is material or would be likely to constitute an Ames Material Adverse Effect, Buyer Material Adverse Effect or Venanpri Material Adverse Effect, as applicable. Such disclosure will not be used as a basis for interpreting the term “material,” “materially,” “materiality,” “Ames Material Adverse Effect,” “Buyer Material Adverse Effect,” “Venanpri Material Adverse Effect” or any similar qualification in this Agreement.

11.3. Remedies.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, will not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement, including (i) failing to take such actions as are required of them hereunder to consummate the Transactions and (ii) FinCo obtaining the Debt Financing or Alternative Financing, in accordance with their specified terms or otherwise breach such provisions. It is accordingly agreed that, prior to a valid termination of this Agreement pursuant to Section 10.1, Buyer and Sellers will be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including (x) a Party’s obligation to consummate the Closing if the applicable conditions are satisfied or waived by such Party, (y) Griffon HoldCo’s right to obtain specific performance to cause the financing contemplated by Section 1(a) of the Equity Commitment Letter to be funded and to consummate the Closing, and (z) Griffon HoldCo’s right to obtain specific performance to cause FinCo to take the Debt Financing if the Debt Financing (or, if Alternative Financing is being used in accordance with Section 7.6(c), pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing by the Debt Financing Sources, these being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief sought pursuant to this Section 11.3(a) on the basis that the Party seeking the injunction, specific performance or equitable relief has an adequate remedy at Law.

(b) The Debt Financing Sources are express third-party beneficiaries of this Section 11.3 and may enforce this Section 11.3 directly.

11.4. Expenses. Except in connection with the payment of the Shared Transaction Expenses, which shall be paid at or following the Closing (as and to the extent contemplated by the A&R LLC Agreement of Buyer) by the Buyer, all costs and expenses incurred in connection with this Agreement and the consummation of the Transactions will be paid by the Party incurring such costs or expenses.

11.5. Jurisdiction; Consent to Service of Process. Subject to the last sentence of this Section 11.5, each of the Parties hereby (a) irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York sitting in New York County or any New York State court sitting in New York County for any litigation arising out of or relating to this Agreement or the Transactions and (b) agrees not to commence any litigation relating thereto except in such courts and that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 11.8 will be effective service of process for any litigation brought against it in any such court. Subject to the last sentence of this Section 11.5, each of the Parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement or the Transactions in such courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or Claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum. Each of the Parties agrees that it will not bring or support any Claim of any kind or description, whether in law or in equity, against the Debt Financing Sources in any way relating to this Agreement or the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York in New York County, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts United States District Court for the Southern District of New York sitting in New York County (and, in each case, the appellate courts thereof).

11.6. Entire Agreement; Amendments and Waivers. This Agreement, the Confidentiality Agreements, and the Ancillary Agreements (including, in each case, the annexes,

schedules (including the Ames Disclosure Schedules and the Venanpri Disclosure Schedules) and exhibits hereto and thereto) represent the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous, written or oral agreements and understandings between the Parties relating to such subject matter. This Agreement can be amended, supplemented or changed only with the written consent of the Ames Selling Parties, Venanpri, and Buyer, and any provision hereof can be waived only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, will be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver. The waiver by any Party of a breach of any provision of this Agreement will not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder will operate as a waiver thereof, nor will any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Notwithstanding anything contained to the contrary herein, Section (a), Section 11.5, this Section 11.6, Section 11.7 (with respect to the Debt Financing Sources), Section 11.11(b), Section 11.12 and Section 11.16 may not be amended, supplemented, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Debt Financing Sources without prior written consent of the Debt Financing Sources.

11.7. Governing Law. This Agreement, and all Claims that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, will be governed by and construed in accordance with the Laws of the State of New York without giving effect to conflict of laws rules to the extent such rules would require or permit the application of Laws of another jurisdiction. All Claims against any Debt Financing Source arising out of or relating to this Agreement, the Transactions, the Debt Commitment Letters or the transactions contemplated thereby will be governed by and construed in accordance with the Laws of the State of New York (except that any such Claim will be governed by the Laws of the State of Delaware to the extent it involves matters to be governed by the Laws of the State of Delaware pursuant to the Debt Commitment Letters). Notwithstanding anything to the contrary contained in this Agreement, and subject in all respects to the Releases, each of the Parties hereto, on behalf of themselves and their respective Affiliates: (i) agrees that it will not bring or support any Person in any action, claim or proceeding against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the Debt Financing contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York, (ii) agrees that, except as specifically set forth in the Debt Commitment Letters, all actions, claims or proceedings against any Debt Financing Source in any way relating to the Debt Commitment Letters or the performance thereof or the Debt Financing contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction, and (iii) hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any action, claim or proceeding directly or indirectly arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the Debt Financing contemplated thereby.

11.8. Notices. All notices, waivers and other communications under this Agreement will be in writing and will be deemed given (a) when delivered personally, (b) when sent by electronic mail (provided no “bounceback” or similar message has been received), or (c) on the first Business Day following the date of dispatch if delivered by an overnight courier (with confirmation of delivery), to the Parties at the following addresses (or at such other address as may be specified by like notice):

If to Venanpri, to:

NATT Tools Group Inc.

460 Sherman Ave N

Hamilton, Ontario

L8L 8J6

Attention:  Tim Klaus

Email:        Tim.Klaus@Venanpri.com

With a copy (which shall not constitute notice) to:

ONCAP Management Partners

161 Bay Street, Suite 4900

Toronto, ON, M5J 2S1

Canada

Attn: Michael Lay; Giancarlo D’Andrade

Email: mlay@oncap.com; gdandrade@oncap.com

and a copy (which shall not constitute notice) to:

Torys LLP

W.R. Grace Building

1114 6th Avenue

New York, New York 10036
Attention: Guy Berman; Stefan Stauder
Email: gberman@torys.com; spstauder@torys.com

If to Griffon HoldCo or New Ames Equity Sub, to:

c/o Griffon Corporation

712 Fifth Avenue, 18th Floor

New York, New York 10019

Attention:   Seth Kaplan
E-mail:       kaplan@griffon.com

With a copy (which shall not constitute notice) to:

Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, New York 10036
Attention: Martin Nussbaum; Stephen Leitzell
Email: martin.nussbaum@dechert.com; Stephen.leitzell@dechert.com

If to Buyer, MidCo or FinCo to:

c/o NATT Tools Group Inc.

460 Sherman Ave N

Hamilton, Ontario

L8L 8J6

Attention:  Tim Klaus

Email:        Tim.Klaus@Venanpri.com

With a copy (which shall not constitute notice) to:

ONCAP Management Partners

161 Bay Street, Suite 4900

Toronto, ON, M5J 2S1

Canada

Attn: Michael Lay; Giancarlo D’Andrade

Email: mlay@oncap.com; gdandrade@oncap.com

and a copy (which shall not constitute notice) to:

Torys LLP

W.R. Grace Building

1114 6th Avenue

New York, New York 10036
Attention: Guy Berman; Stefan Stauder
Email: gberman@torys.com; spstauder@torys.com

11.9. Waiver of Jury Trial. To the fullest extent permitted by applicable Law, the Parties hereby waive their respective rights to a jury trial of any Claim based upon or arising out of this Agreement or any dealings between them relating to the subject matter of this Agreement and the Transactions (including any action against any Debt Financing Source in any way relating to this Agreement or the Transactions). The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Agreement, including contract Claims, tort Claims, breach of duty Claims, and all other common law and statutory Claims. The Parties acknowledge that this waiver is a material inducement to enter into a business relationship, that each has already relied on the waiver in entering into this Agreement and that each will continue to rely on the waiver in their related future dealings. The Parties further represent and warrant that each has reviewed this waiver with its legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and the waiver will apply to any subsequent amendments, renewals, supplements or modifications to this Agreement or to any other documents or agreements relating to the Transactions.

11.10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

11.11. No Third Party Beneficiaries; No Assignment.

(a) This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of Griffon HoldCo, Venanpri, and Buyer, except that Buyer may assign its rights, interests and obligations under this Agreement to any Debt Financing Source without any such written consent by any other Party. No assignment shall relieve the assigning Party of any of its obligations under this Agreement.

(b) Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties, the Debt Financing Sources under Sections 11.3, 11.5, 11.6, 11.7, 11.12 and 11.16, the Non-Party Affiliates under Section 7.12 and Section 11.12, the D&O Parties under Section 7.13, the Released Parties under Section 11.1 and the legal advisors under Section 11.14 (all of whom are intended third-party beneficiaries hereof), any rights or remedies under or by reason of this Agreement.

11.12. Non-Recourse. Notwithstanding any other provision of this Agreement, the Equity Commitment Letter or any rights of a Party at law or in equity, this Agreement and any Ancillary Agreement may only be enforced against, and any Claims based upon, arising out of or related to this Agreement or Transactions may only be brought against, the Persons that are expressly Parties or parties to such Ancillary Agreement and then only with respect to the specific obligations set forth herein or therein with respect to such Party or party to such Ancillary Agreement and only to the extent expressly permitted in this Agreement or such Ancillary Agreement, except in the case of Fraud. Except to the extent such Person is a named Party to this Agreement, a named party to an Ancillary Agreement (and then only to the extent permitted under this Agreement or such Ancillary Agreement and only to the extent of the specific obligations undertaken by such Person as a named Party in this Agreement or named party to an Ancillary Agreement and not otherwise), or a valid assignee thereof, no Person who is not a named Party to this Agreement or named party to an Ancillary Agreement, including the Debt Financing Sources and any past, present or future director, officer, employee, incorporator, member, manager, partner, equityholder, Affiliate, agent, attorney or representative of any Party to this Agreement or named party to an Ancillary

Agreement (“Non-Party Affiliates”) will have any liability, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, for any obligations or liabilities of the named Parties or a named party to an Ancillary Agreement or for any Claim based on, in respect of, or by reason of, the Transactions; and each Party waives and releases all such liabilities, claims, obligations and remedies against any such Non-Party Affiliates, other than in the case of Fraud committed by such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third-party beneficiaries of this provision of this Agreement.

11.13. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by email (or equivalent electronic transmission), will be treated in all manner and respects as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

11.14. Legal Representation.

(a) It is acknowledged by each Party, on behalf of itself and its directors, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that (i) the Ames Selling Parties have retained Dechert LLP to act as its legal counsel in connection with the negotiation, preparation, execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the Transactions (the “Ames Representation”) and (ii) Venanpri has retained Torys LLP to act as its legal counsel in connection with the negotiation, preparation, execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the Transactions (the “Venanpri Representation”).

(b) Each of Buyer and Venanpri hereby agrees that, in the event of any dispute, litigation, proceeding or arbitration arising after the Closing relating to the negotiation, preparation, execution, delivery and/or performance of this Agreement and/or the Ancillary Agreements (any such dispute, a “Dispute”), Dechert LLP may represent the Ames Selling Parties and their Affiliates following the Closing (collectively, the “Ames Entities”) in such Dispute, even though the interests of the Ames Entities may be directly adverse to Buyer, Venanpri, or any of their respective Affiliates, and even though Dechert LLP may have represented any of the Ames Entities prior to the Closing in a matter substantially related to such Dispute. Buyer and Venanpri, on behalf of themselves and the other Waiving Parties, hereby consent to and waive (and will not assert) any claim of any conflict of interest with respect to Dechert LLP’s representation of the Ames Entities in connection with any Dispute.

(c) Each of Buyer, Griffon HoldCo and the New Ames Equity Sub hereby agrees that, in the event of Dispute, Torys LLP may represent Venanpri and its Affiliates following the Closing (collectively, the “Venanpri Entities”) in such Dispute, even though the interests of the Venanpri Entities may be directly adverse to Buyer, Griffon HoldCo, New Ames Equity Sub or any of their respective Affiliates, and even though Torys LLP may have represented any of the

Venanpri Entities prior to the Closing in a matter substantially related to such Dispute. Buyer, Griffon HoldCo, and New Ames Equity Sub on behalf of themselves and the other Waiving Parties, hereby consent to and waive (and will not assert) any claim of any conflict of interest with respect to Torys LLP’s representation of the Venanpri Entities in connection with any Dispute.

(d) Buyer, Griffon HoldCo and the New Ames Equity Sub further agree that all communications among Torys LLP and the Venanpri Entities made for the purpose and during the course of the Venanpri Representation (including all of the client files and records in the possession of Torys LLP related thereto), in each case, constitute attorney-client privileged communications between the Venanpri Entities and Torys LLP (collectively, the “Venanpri Privileged Deal Communications”), and the attorney-client privilege and the expectation of client confidence belongs to the Venanpri Entities, and may be controlled by the Venanpri Entities and will not pass to or be claimed by Buyer, Griffon HoldCo or the New Ames Equity Sub. All Venanpri Privilege Rights will survive the Closing and remain in full force and effect thereafter. Effective as of the Closing, all Venanpri Privilege Rights are hereby assigned by the Venanpri Target Companies to, and will be controlled, from and after the Closing, exclusively by, Venanpri. From and after the Closing, Buyer, Griffon HoldCo, and New Ames Equity Sub on behalf of themselves and the Waiving Parties, each waive and will not assert any attorney-client privilege with respect to the Venanpri Privileged Deal Communications. Notwithstanding the foregoing, if a Dispute arises between Buyer, Griffon HoldCo or the New Ames Equity Sub on the one hand, and a third party, on the other hand, Buyer, Griffon HoldCo or the New Ames Equity Sub may assert confidentiality protection or the attorney-client privilege with respect to the Venanpri Privileged Deal Communications to prevent the disclosure thereof; provided, however, that Buyer, Griffon HoldCo, or New Ames Equity Sub may not waive such privilege without the prior written consent of Venanpri (such consent not to be unreasonably withheld, delayed or conditioned). Torys LLP has no duty to reveal or disclose any of the Venanpri Privileged Deal Communications to any of Buyer, Griffon HoldCo, New Ames Equity Sub or any of the Waiving Parties by reason of any attorney-client relationship between Torys LLP and Venanpri or otherwise. Buyer, Griffon HoldCo, and New Ames Equity Sub each agree that it would be impractical to remove all Venanpri Privileged Deal Communications from the records (including e-mails and other electronic files) of any Venanpri Target Company. Notwithstanding the impracticality of removing such Venanpri Privileged Deal Communications, it will not be a breach of any provision of this Agreement if prior to the Closing, Venanpri or any of their respective directors, officers, employees, agents, managers, consultants, advisors or other representatives, take any action to protect from access or remove from the premises of such entity (or any offsite back-up or other facilities) any Venanpri Privileged Deal Communications, including by segregating, encrypting, copying, deleting, erasing exporting or otherwise taking possession of any Venanpri Privileged Deal Communications (any such action, a “Venanpri Permitted Removal”). In the event that any of the foregoing fail to achieve a Venanpri Permitted Removal of any Venanpri Privileged Deal Communication such that any copy, backup, image or other form or version or electronic vestige of any portion of such Venanpri Privileged Deal Communication remains accessible to or discoverable or retrievable by Buyer, Griffon HoldCo, or New Ames Equity Sub (each, a “Venanpri Residual Communication”), Buyer Griffon HoldCo and New Ames Equity Sub each agree that it will not, and that it will cause the Ames Target Companies and their respective directors, officers, employees, agents, managers, consultants, advisors or other representatives not to, intentionally use or attempt to use any means to access, retrieve, restore, recreate, unarchive or otherwise gain access to or view any Venanpri Residual Communication for the purpose of obtaining access to what such Person knows is a Venanpri Privileged Deal Communication.

(e) Buyer and Venanpri further agree that all communications among Dechert LLP and the Ames Entities made for the purpose and during the course of the Ames Representation (including all of the client files and records in the possession of Dechert LLP related thereto) constitute attorney-client privileged communications between the Ames Entities and Dechert LLP (collectively, the “Ames Privileged Deal Communications”), and the attorney-client privilege and the expectation of client confidence belongs to the Ames Entities, and may be controlled by the Ames Entities and will not pass to or be claimed by Buyer or Venanpri. All Ames Privilege Rights will survive the Closing and remain in full force and effect thereafter. Effective as of the Closing, all Ames Privilege Rights are hereby assigned by the Ames Target Companies to, and will be controlled, from and after the Closing, exclusively by, Griffon HoldCo. From and after the Closing, Buyer and Venanpri, on behalf of themselves and the Waiving Parties, each waive and will not assert any attorney-client privilege with respect to the Ames Privileged Deal Communications. Notwithstanding the foregoing, if a Dispute arises between Buyer or Venanpri, on the one hand, and a third party, on the other hand, Buyer or Venanpri may assert confidentiality protection or the attorney-client privilege with respect to the Ames Privileged Deal Communications to prevent the disclosure thereof; provided, however, that Buyer or Venanpri may not waive such privilege without the prior written consent of Griffon HoldCo (such consent not to be unreasonably withheld, delayed or conditioned). Dechert LLP has no duty to reveal or disclose any of the Ames Privileged Deal Communications to any of Buyer, Venanpri, or any of the Waiving Parties by reason of any attorney-client relationship between Dechert LLP and any Ames Selling Party or otherwise. Buyer and Venanpri each agree that it would be impractical to remove all Ames Privileged Deal Communications from the records (including e-mails and other electronic files) of the Ames Target Companies. Notwithstanding the impracticality of removing such Ames Privileged Deal Communications, it will not be a breach of any provision of this Agreement if prior to the Closing, any Ames Target Company or any of its directors, officers, employees, agents, managers, consultants, advisors or other representatives, take any action to protect from access or remove from the premises of such entity (or any offsite back-up or other facilities) any Ames Privileged Deal Communications, including by segregating, encrypting, copying, deleting, erasing exporting or otherwise taking possession of any Ames Privileged Deal Communications (any such action, an “Ames Permitted Removal”). In the event that any of the foregoing fail to achieve an Ames Permitted Removal of any Ames Privileged Deal Communication such that any copy, backup, image or other form or version or electronic vestige of any portion of such Ames Privileged Deal Communication remains accessible to or discoverable or retrievable by Buyer or Venanpri (each, an “Ames Residual Communication”), Buyer and Venanpri each agree that it will not, and that it will cause the Venanpri Target Companies and their respective directors, officers, employees, agents, managers, consultants, advisors or other representatives not to, intentionally use or attempt to use any means to access, retrieve, restore, recreate, unarchive or otherwise gain access to or view any Ames Residual Communication for the purpose of obtaining access to what such Person knows is an Ames Privileged Deal Communication.

11.15. Joint Drafting. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

11.16. Debt Financing Sources. Except for the rights of Buyer and its Affiliates as set forth in the Debt Commitment Letters or the definitive agreements with respect to the Debt Financing, no Debt Financing Source shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute) for any Claims, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach. The Parties agree that only Buyer and its Affiliates (and not any of the Sellers or their respective Subsidiaries or any of their respective stockholders, members, partners or Affiliates) shall be permitted to bring or support any Claim against any Debt Financing Source under the Debt Commitment Letters or otherwise for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the applicable Debt Commitment Letters for the purpose of funding the Transactions contemplated by this Agreement.

Article XII

DEFINITIONS AND CONSTRUCTION

12.1. Certain Definitions. For purposes of this Agreement, the following terms will have the meanings specified in this Section 12.1:

“2L Loan HoldCo” means Griffon 2L Loan HoldCo LLC, a Delaware limited liability company.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, (a) no direct or indirect stockholder of Griffon shall be considered an Affiliate of any Ames Selling Party under this Agreement and (b) none of 2L Loan HoldCo LLC, US SPV, Merv Receivables Canada GP Inc., and Canada SPV shall be considered an Affiliate of any Ames Selling Party for the purposes of Article 2 or Article 4 of this Agreement. For purposes of the Third-Party Lender Requirement set forth in Section 8.1(b), the term “Affiliate” of Griffon shall also include (i) any investment fund, vehicle, or entity managed, advised, or controlled by any Affiliate of Griffon, (ii) any Person in which Griffon or any of its Affiliates holds, directly or indirectly, a 10% or greater equity or economic interest, and (iii) any Person that provides financing at the direction of, or pursuant to an arrangement with, Griffon or any of its Affiliates.

“AI Commitments” means any and all of the following that relate to the use, development, Training or deployment of AI Technology, including the Processing of data on or in connection with AI Technology: (a) AI Laws; (b) Contracts, commitments, obligations or responsibilities of the Ames Target Companies, or any Venanpri Target Companies, as applicable, to any Person (whether affiliated or unaffiliated); and (c) representations or statements made by or on behalf of the Ames Target Companies, or the Venanpri Target Companies, as applicable, regarding any AI Technology it develops, uses, deploys, makes available or upon which it otherwise relies, which, in each case, have been documented in writing or made publicly available.

“AI Laws” means any and all Laws relating to (a) AI Technology, including the use, development and/or deployment thereof, and (b) profiling and automated decision-making, including where such concepts are addressed in Privacy and Data Security Laws.

“AI Technology” means (a) any machine-based system, software or process that, for any explicit or implicit objective, infers from the inputs the system receives how to generate outputs, including content, decisions, predictions, or recommendations, that can influence physical or virtual environments, and/or (b) any “AI System,” “Automated System” or other similar term as defined under any AI Laws. In each case, such systems, software or processes include those designed to operate with any degree of autonomy and which is capable of Processing data and/or using computations, as a whole or as part of a larger system, to generate outputs (such as predictions or recommendations), execute a decision that influences a physical or virtual environment, or facilitate human decision making.

“Ames Accounting Principles” means the accounting practices, policies, and methodologies reflected on Exhibit A-1.

“Ames Acquisition Transaction” means (a) any transaction or series of related transactions under which any Person, directly or indirectly, acquires or otherwise purchases all or a material portion of the assets or equity of Ames Companies (whether by merger, consolidation, recapitalization, purchase of Equity Interests, purchase of assets, tender offer, or otherwise) or (b) any joint venture, material equity investment in or by, or similar arrangement involving Ames Companies or any of its material Subsidiaries or material businesses. For the avoidance of doubt, any transaction for the sale of the outstanding stock or all or substantially all of the assets of Griffon shall not be considered an Ames Acquisition Transaction so long as none of the Equity Interests or assets of any Ames Target Company are sold or transferred to any other Person, or otherwise disposed of, as part of or in connection with such transaction.

“Ames Australasia” means Ames Australasia Pty Ltd.

“Ames Closing Buyer Interests” has the meaning set forth in the Closing Steps Schedule.

“Ames Closing Cash Consideration” means (i) $100,000,000 plus (ii) the Estimated Ames Net Working Capital Excess Amount, if any, minus (iii) the Estimated Ames Net Working Capital Deficiency Amount, if any, plus (iv) the Estimated Ames Cash minus (v) Estimated Ames Indebtedness minus (vi) Estimated Ames Transaction Expenses, as may be adjusted pursuant to Section 7.15(a).

“Ames Company IPR” means any and all Intellectual Property Rights owned or purported to be owned, in whole or part, by Ames Target Companies. For purposes of the foregoing, “owned” includes ownership of a beneficial right pursuant to which an employee or other third party is obligated (whether under contract, fiduciary obligations, statute or otherwise) to assign Intellectual Property Rights to Ames Target Companies.

“Ames Consolidated Group” means the “affiliated group” as defined in Section 1504(a) of the Code (or any analogous provision of state, local or non-U.S. Law) of which Griffon is the common parent, and that at any time on or before the Closing Date, includes or has included an Ames Target Company or any direct or indirect predecessor of such Ames Target Company.

“Ames Consolidated Returns” means all income and other material Tax Returns that are required to have been filed with respect to the Ames Consolidated Group.

“Ames Disclosure Schedules” means the Disclosure Schedules delivered by Griffon HoldCo, dated on the Initial Agreement Date and attached to this Agreement and made an integral part hereof, as amended on the date hereof.

“Ames Final Cash Consideration” means (i) $100,000,000 plus (ii) the Closing Ames Net Working Capital Excess Amount, if any, minus (iii) the Closing Ames Net Working Capital Deficiency Amount, if any, plus (iv) the Closing Ames Cash minus (v) the Closing Ames Indebtedness, minus (vi) the Closing Ames Transaction Expenses, as may be adjusted pursuant to Section 7.15(a).

“Ames Higher Target Net Working Capital” means $187,500,000

“Ames Indemnified Taxes” means, without duplication, (i) any liability for Taxes of any Ames Target Company with respect to any Pre-Closing Tax Period (including any Taxes allocated to the Pre-Closing Tax Period portion of a Straddle Period pursuant to Section 7.11(f)), (ii) any and all Taxes of the Ames Consolidated Group (whether or not shown on any Ames Consolidated Return), (iii) any liability for Taxes of another Person imposed on an Ames Target Company as a transferee or successor or as a secondary liability, by Contract, or pursuant to any Law, rule or regulation, which Taxes relate to an event, agreement or transaction occurring on or before the Closing Date, (iv) any and all Taxes imposed on Buyer or any of its Affiliates (including any Ames Target Company after the Closing) as a result of (or in connection with) the Ames Pre-Closing Reorganization and (v) Ames Pre-Closing Reorganization Transfer Taxes; provided, for the avoidance of doubt, that in the case of each of the foregoing clauses, the Griffon Indemnifying Parties shall be liable only to the extent such liability is in excess of the amount, if any, taken into account in the calculation of the Ames Closing Cash Consideration.

“Ames Lower Target Net Working Capital” means $158,500,000

“Ames Material Adverse Effect” means any events, developments, changes, effects or conditions that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations, condition (financial or otherwise), properties or assets of the Ames Target Companies, taken as a whole, or (b) the ability of Griffon HoldCo to enter into this Agreement or timely perform its obligations under this Agreement, or that would materially impede, interfere with, hinder or delay Griffon HoldCo from consummating the Transactions; provided that, with respect to clause (a), in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has been or will be, an “Ames Material Adverse Effect”: (i) any Law, pronouncement or guideline issued by a Governmental Body, the Centers for Disease Control and Prevention or the World Health Organization providing for business closures,

“sheltering-in-place” or other restrictions that arise out of any nationally declared public health emergency, epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Law, pronouncement or guidelines or any authoritative interpretation thereof; (ii) any other change in applicable Laws or GAAP or any authoritative interpretation thereof occurring after the Initial Agreement Date; (iii) any change in interest rates or economic, business or financial market conditions generally; (iv) any change generally affecting any of the industries in which Ames Target Companies operate; (v) the identification of Venanpri in connection with the permitted announcement of the pendency or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Ames Target Companies with employees, customers, suppliers or partners; (vi) any natural disaster or acts of terrorism or war in the jurisdictions in which the Ames Target Companies do business; or (vii) any failure of the Ames Target Companies to meet any projections or forecasts (it being understood that the facts or occurrences giving rise to or contributing to such failure to meet projections or forecasts may be deemed to constitute, or be taken into account in determining whether there has been or will be, an Ames Material Adverse Effect), except that with respect to clauses (i)-(iv) and (vi), such matter will only be excluded from consideration to the extent it does not disproportionately affect Ames Target Companies as compared to similarly situated businesses operating in the same industries and geographic areas in which Ames Target Companies operate.

“Ames Net Working Capital” means (i) current assets (excluding Cash) minus (ii) current liabilities, in each case, of the Ames Target Companies as of the Calculation Time and applied consistently with the Ames Accounting Principles and consisting solely of the line item accounts specified in Exhibit A-1. For the avoidance of doubt, “Ames Net Working Capital” will not include Indebtedness, Ames Transaction Expenses, Shared Transaction Expenses, any deferred Tax assets, deferred Tax liabilities, income Tax assets, income Tax liabilities, liabilities with respect to operating leases or any intercompany accounts solely between a Person and one or more of its Subsidiaries or one or more Subsidiaries of the same Person (including, for the avoidance of doubt, between two Ames Target Companies, or between an Ames Target Company and an Ames Parent Group Company).

“Ames Parent Group Companies” means, collectively, Griffon and its direct and indirect Subsidiaries other than the Ames Target Companies.

“Ames Paying Agent Agreement” means that certain paying agent agreement to be entered into at Closing by and between Griffon Holdco, New Ames Equity Sub and the Paying Agent.

“Ames Pre-Closing Reorganization” means the series of reorganization transactions to be undertaken by Griffon HoldCo and its Affiliates prior to the Closing, as set forth on Exhibit D.

“Ames Pre-Closing Reorganization Transfer Taxes” means the Transfer Taxes that arise in connection with, or that are attributable to, the Ames Pre-Closing Reorganization.

“Ames Privilege Rights” means any rights of the Ames Target Companies as of immediately before the Closing related to any attorney work product, attorney-client privileged communications or other legal privilege applicable to any Privileged Deal Communication, including any right or ability to assert, waive or control any privilege or similar right in respect thereof.

“Ames Source Code” means, collectively, any human readable Software source code, or any material portion or aspect of the Software source code, or any material proprietary information or algorithm contained, embedded or implemented in any Software source code, in each case for any Software owned by Ames Target Companies.

“Ames Target Companies” means, collectively, Ames Companies, ClosetMaid Canada Limited, 1346022 Alberta ULC, Garant GP, ClosetMaid LLC, ClosetMaid Reynosa S. de R.L. de C.V., ClosetMaid (Jiangmen) Storage Limited, Ames True Temper Global Sourcing Office, Ames True Temper de Mexico, S. De R.L. de C.V., Comercializadora ClosetMaid S. de R.L. de C.V., and Ames Holdings, Inc.

“Ames Transaction Expenses” means the sum of the following payment obligations of the Ames Target Companies to the extent unpaid as of the Calculation Time, regardless if due on, before or after the Closing: (a) all fees and expenses for services rendered in connection with the negotiation, execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby (including the Ames Pre-Closing Reorganization); (b) the amount of any sale, change in control, commission, equity based awards, retention, severance or other similar payments or benefits to current or former employees, officers, directors, service providers, independent contractors or representatives of any Ames Target Company that are payable solely as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, including, without limitation, the payments and benefits set forth on Section 4.13(h)(2) of the Ames Disclosure Schedules, provided, that any amounts disclosed on Section  4.13(h)(2) of the Ames Disclosure Schedules which are payable following the Closing Date shall not constitute Ames Transaction Expenses; (c) the employer portion of any Taxes, social security contributions (or similar regimes for which there is an annual maximum employer portion) in respect of such amounts described in clause (b); and (d) all fees and expenses for services rendered in connection with any Ames Transaction Proposal, but in each case excluding (i) any item of Indebtedness, (ii) any liability taken into account in Estimated Ames Net Working Capital or Closing Ames Net Working Capital, and (iii) any Shared Transaction Expenses.

“Ames Transaction Proposal” means any inquiry, proposal or offer (written or oral) with respect to an Ames Acquisition Transaction.

“Ancillary Agreements” means the A&R LLC Agreement of Buyer, the Transition Services Agreement, the Ames License Agreements, the Venanpri License Agreements, the Second Lien Facilities, the Closing Promissory Notes, the certificates to be delivered at the Closing pursuant to Sections 8.2(c), 8.3(e), and 8.4(d), and any other agreement entered into by the Parties in connection with the Transactions.

“Anti-Corruption Laws” means all requirements of Law concerning or relating to corruption, including the United States Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, 18 U.S.C. § 1952, the U.K. Bribery Act 2010; the Corruption of Foreign Public Officials Act of 1998 (Canada), any applicable Law enacted in connection with, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business

Transactions, and any applicable foreign or domestic bribery, corruption, gratuities, fraud, or kickback laws, rules, and regulations, as amended from time to time.

“Anti-Money Laundering Laws” means all requirements of Law concerning or relating to terrorism or money laundering, including the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956-1957), the USA PATRIOT Act and the Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act”, 31 U.S.C. §§ 5311-5332 and 12 U.S.C. §§ 1818(s), 1820(b) and §§ 1951-1959), and the rules and regulations thereunder, the UK Proceeds of Crime Act 2002, the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (S1 2017/692) and any law prohibiting or directed against the financing or support of terrorist activities (e.g., 18 U.S.C. §§ 2339A and 2339B).

“Antitrust Authority” means any Governmental Body with regulatory jurisdiction over enforcement of any applicable antitrust law or Competition Law.

“Assumptions” means (i) that the representations and warranties of each Party contained in this Agreement are true and correct as of the Closing Date, (ii) the satisfaction of the conditions to each Party’s respective obligations to consummate the transactions set forth in this Agreement, (iii) any estimates, projections, or forecasts prepared by or on behalf of any Ames Target Company or any Venanpri Target Company and made available to Buyer or its representatives have been prepared in good faith based upon reasonable assumptions, and (iv)(A) the Ames Financial Statements fairly present, in all material respects, the consolidated financial conditions of the Ames Target Companies and (B) the Venanpri Financial Statement fairly present, in all material respects, the consolidated financial conditions of the Venanpri Target Companies, in each case, as at the end of the period covered thereby and subject to the absence of footnote disclosures and ordinary course year-end adjustments, the effect of which, individually or in the aggregate, would not reasonably be expected to be material to the financial position or operations of the Ames Target Companies or the Venanpri Target Companies, as applicable.

“Bellota Spain” means Bellota Herramientas, S.L.U.

“BRG” means BRG Transaction and Valuation Opinions, LLC.

“Bond Release” means that certain officer’s certificate of Griffon to be delivered to the Trustee (as defined in the Griffon Indenture) pursuant to Section 10.06 of the Griffon Indenture in order to obtain a release of the obligations of the Ames Target Companies under the senior notes issued pursuant thereto.

“Business Day” means any day of the year on which national banking institutions in New York, New York and Toronto, Ontario are open to the public for conducting business and are not required or authorized to close.

“Buyer Disclosure Schedules” means the Disclosure Schedules delivered by Buyer, dated on the Initial Agreement Date and attached to this Agreement and made an integral part hereof.

“Buyer Interests” means Equity Interests of Buyer.

“Buyer Material Adverse Effect” means any events, developments, changes, effects or conditions that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations, condition (financial or otherwise), properties or assets of the Buyer and its Subsidiaries, taken as a whole, or (b) the ability of the Buyer to enter into this Agreement or timely perform its obligations under this Agreement, or that would materially impede, interfere with, hinder or delay Buyer from consummating the Transactions; provided that, with respect to clause (a), in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has been or will be, a “Buyer Material Adverse Effect”: (i) any Law, pronouncement or guideline issued by a Governmental Body, the Centers for Disease Control and Prevention or the World Health Organization providing for business closures, “sheltering-in-place” or other restrictions that arise out of any nationally declared public health emergency, epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Law, pronouncement or guidelines or any authoritative interpretation thereof; (ii) any other change in applicable Laws or GAAP or any authoritative interpretation thereof occurring after the Initial Agreement Date; (iii) any change in interest rates or economic, business or financial market conditions generally; (iv) any change generally affecting any of the industries in which the Buyer and its Subsidiaries operate; or (v) any natural disaster or acts of terrorism or war.

“Calculation Time” means (a) with respect to Cash, Ames Net Working Capital and Venanpri Net Working Capital, 11:59 p.m. New York, New York time on the Pre-Consummation Date and (b) with respect to Indebtedness, Venanpri Transaction Expenses, and Ames Transaction Expenses, immediately prior to the consummation of the Ames Sale.

“Canada SPV” means Merv Receivables Canada LP.

“Cash” means, without duplication, all cash, cash equivalents, bank deposits and marketable securities of a Person and its Subsidiaries, including Restricted Cash, net of negative balances in bank accounts and all overdrafts. Notwithstanding anything to the contrary contained herein, if any Venanpri Target Company or Ames Target Company, as applicable, uses any Cash to (x) pay any Indebtedness, Ames Transaction Expenses (if applicable), Venanpri Transaction Expenses (if applicable) or any Taxes or (y) repurchase or redeem, or make any dividend or distribution in respect of, any Equity Interests, in either case between the Calculation Time (as it applies to Cash) and the time immediately prior to the Closing, Closing Ames Cash or Closing Venanpri Cash (as applicable) shall be calculated as if such actions had been taken prior to the Calculation Time (as it applies to Cash). Notwithstanding anything herein to the contrary, cash held by Bellota Colombia, S.A.S. shall constitute Venanpri Net Working Capital, and not Cash, hereunder.

“Claims” of any Person means all claims, suits, controversies, actions, causes of action, cross-claims, counter-claims, demands, disputes, charges, complaints or grievances of any kind and nature whatsoever in law or equity, in contract or tort (whether past or present, known or unknown, direct or indirect, fixed or contingent, suspected or claimed, liquidated or unliquidated).

“Closing Steps Schedule” means the document attached hereto as Exhibit I, which describes the series of transactions to be undertaken in connection with the Closing.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercially Available Software” means commercially available Software that has not been modified or customized by a third party for a Person or its Subsidiaries and that is licensed pursuant to a non-negotiated agreement.

“Company Data” means all data and information, including Personal Information, whether in electronic or any other form or medium, that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of or otherwise held by or on behalf of, as applicable, the Ames Target Companies or the Venanpri Target Companies.

“Competition Laws” means (a) the HSR Act, (b) the Law on Strengthening the Competition Authorities of Costa Rica (Law No. 9736), and its Regulations (Decree No. 43305), as amended, in Costa Rica, (c) the Federal Economic Competition Law, as amended, in Mexico, (d) the Act of 16 February 2007 on competition and consumer protection, as amended; the Regulation of the Council of Ministers of 23 December 2014, concerning the notification of the intention of concentration of undertakings (establishing, inter alia, the official filing form), as amended; and the Regulation of the Council of Ministers of 23 December 2014, concerning the method of calculation of the turnover of undertakings participating in the concentration, as amended, in Poland, (e) the Spanish Competition Act (15/2007 Act of 3 of July), as amended; and the Royal Decree 261/2008, of 22 February, as amended, in Spain, and (f) the Competition Law issued by Royal Decree No. (M/75) dated 29/6/1440 H (equivalent to 6 March 2019 G) and its Implementing Regulations issued by decision of the board of the General Authority for Competition decision no. 337 on 25/1/1441 H (equivalent to 24 September 2019 G) in Saudi Arabia, and any similar Law enforced by any Antitrust Authority regarding pre-acquisition notifications for the purpose of competition reviews and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or lessening of competition through mergers or acquisitions.

“Contract” means any currently effective contract, undertaking, mortgage, indenture, note, bond, lease, commitment, instrument, understanding, or other legally binding agreement or arrangement.

“Controlled Group” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with Griffon HoldCo, New Ames Equity Sub or Venanpri, as applicable, or (ii) which together with Griffon HoldCo, New Ames Equity Sub or Venanpri, as applicable, is treated as a single employer under Section 414(t) of the Code.

“COVID-19” means SARS-CoV-2 or COVID-19, and any mutations thereof.

“Data Security Breach” means any accidental or unlawful unauthorized access to, acquisition of, disclosure, use, loss, denial or loss of use, alteration, destruction, compromise, or unauthorized Processing of Company Data, including Personal Information, in the possession or control of the Ames Target Companies or the Venanpri Target Companies (as applicable), or any other act or omission that compromises the security, integrity, or confidentiality of Company Data or information, including Personal Information.

“Debt Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or Alternative Financing in connection with the Transactions, including the parties named in the Debt Commitment Letters and any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, and representatives involved in the Debt Financing and their successors and assigns.

“Debt Release” means the release and discharge of (a) all guarantees and obligations provided by the Ames Target Companies under the Griffon Credit Agreement and Guarantee and Collateral Agreement (as defined in the Griffon Credit Agreement), and (b) all Liens on, and pledges of, all assets (including all equity interests) pledged or granted as collateral by Ames Target Companies under the Guarantee and Collateral Agreement and the Griffon Credit Agreement.

“Employer Taxes” means the employer portion of any employment, unemployment, payroll and similar Taxes.

“Environmental Law” means any applicable Law relating to (a) pollution, the protection of the environment or, with respect to exposure to Hazardous Materials, human health or safety or the protection of natural resources, (b) the handling, use, storage, treatment, manufacture, processing, labeling, distribution, generation, transportation, management, disposal, Release or threatened Release of any Hazardous Material, or (c) the registration, evaluation, authorization, notification, recordkeeping, disclosure, or restriction of any Hazardous Material in products.

“Equity Interests” means (a) any shares, partnership interests, participations or other equivalents (however designated) of capital stock of a corporation; (b) any ownership interests in any Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests; and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

“Facilities” means the First Lien Facilities and the Second Lien Facilities.

“Fairness Opinion” means an opinion, dated as of the Pre-Consummation Date, provided by BRG and addressed to VNPI Spain, NATT and Griffon, as to the fairness, from a financial point of view, to VNPI Spain of the Venanpri Closing Cash Consideration and the Venanpri Closing Buyer Interests to be received by VNPI Spain in the transactions contemplated by this Agreement and the Ancillary Agreements to which Venanpri and the Venanpri Target Companies are party.

“Final Invoices” means final invoices or other customary documentation with respect to the Shared Transaction Expenses, in form reasonably satisfactory to Buyer and stating that the payment of the amount set forth on such invoice or documentation shall constitute full and final payment of such Shared Transaction Expenses.

“FinCo Interests” means the Equity Interests in FinCo.

“First Lien Facilities” means the Debt Financing.

“ForCo Interests” means the Equity Interests in ForCo.

“Fraud” means an intentional misrepresentation by a Party in the making of any representation or warranty set forth in Article II, Article III, Article IV, Article V, Article VI or any certificate delivered pursuant to this Agreement (including those certificates delivered pursuant to Sections 8.2(c), 8.3(e), and 8.4(d)) constituting common law fraud under the Law of the State of New York (excluding any theory of fraud premised upon constructive fraud, negligent misrepresentation or omission or recklessness or negligence). For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts based on negligence or recklessness. A claim for Fraud may only be made against the Party to this Agreement committing such Fraud.

“GAAP” means generally accepted accounting principles in the United States as in effect on the Initial Agreement Date (unless a different time period is expressly stated in this Agreement).

“Griffon Credit Agreement” means the Fifth Amended and Restated Credit Agreement, dated as of January 24, 2024 (as amended by the First Amendment, dated as of August 1, 2023, as amended by the Second Amendment, dated as of June 26, 2024, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Griffon HoldCo, the several banks and other financial institutions or entities from time to time parties thereto, and Bank of America, N.A., in its capacity as administrative agent and collateral agent.

“Griffon Indenture” means that certain Indenture, dated as of February 19, 2020, among Griffon, the Guarantors named on the signature pages thereto and Wells Fargo Bank, National Association, as Trustee, as supplemented or amended.

“Governmental Authorizations” means all licenses, franchises, permits, certificates, Orders, consents, registrations, qualifications and other authorizations, approvals and privileges, in each case, which are issued, granted, given by, necessary or otherwise required for or obtained from a Governmental Body that are held by the Ames Target Companies or the Venanpri Target Companies (as applicable).

“Governmental Body” means any government or governmental, quasi-governmental or regulatory body of any nature, or political subdivision thereof, whether foreign, multi-national or other supra-national, national, federal, state, local, municipal, county, or regional, or any legislature, agency, department, commission, board or bureau, instrumentality or authority thereof, or any court, arbitrator, arbitration panel or similar judicial, regulatory or administrative body.

“Government Official” means any officer, director or employee (elected, appointed or career) of any Governmental Body, including state-owned entities, or of a public organization or any other Person acting in an official capacity for or on behalf of any Governmental Body or public organization.

“Hazardous Material” means any substance, material or waste which is regulated, subject to standards of conduct or defined as “hazardous”, “toxic”, a “pollutant” or “contaminant” or words of similar meaning under Environmental Laws, including petroleum and its by-products, per-or polyfluoroalkyl substances, radioactive materials, asbestos and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“IFRS” means international financial reporting standards as promulgated by the International Accounting Standards Board as in effect on the Initial Agreement Date (unless a different time period is expressly stated in this Agreement).

“Indebtedness” means, without duplication, the principal, accrued interest and other payment obligations (including any prepayment premiums or penalties payable as a result of the consummation of the Transactions) in respect of (a) indebtedness of a Person or its Subsidiaries for borrowed money, (b) any indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which a Person or its Subsidiaries is responsible or liable, (c) all obligations of a Person and its Subsidiaries for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction or arrangement that has been drawn and not paid, (d) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices of a Person or its Subsidiaries, (e) all obligations of a Person or its Subsidiaries under leases which have been recorded as capital leases in accordance with GAAP (excluding lease liabilities recognized in accordance with ASC 842, whether classified as operating or capital leases), (f) all obligations secured by any Lien on any property or asset owned or held by a Person or its Subsidiaries, (g) all obligations of a Person or its Subsidiaries pursuant to any surety bond or performance bond to the extent that a claim for funding pursuant to any such surety bond or performance bond by the issuer thereof is pending or threatened in writing, (h) all obligations of a Person or its Subsidiaries for the deferred purchase price of property or services, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business and included in the calculation of Ames Net Working Capital or Venanpri Net Working Capital, as applicable) (including any earn-out obligations, seller notes and holdbacks), (i) the amount of any underfunded or unfunded obligation under any defined benefit pension plan, supplemental executive retirement plan and retiree medical, dental, vision, prescription drug or life insurance plan, program, agreement or arrangement; provided, that whether there is an underfunded or unfunded obligation, the amount of the liability associated with such underfunded or unfunded obligation, with respect to any defined benefit pension plan shall be calculated in accordance with GAAP; (j) severance, termination, or similar payments or benefits or amounts payable to any current or former employees, directors or service providers whose employment or other service provider arrangement is terminated prior to the Closing and severance, termination, transition or similar payments or benefits or amounts payable to any current or former employees, directors or service providers who have received or provided notice of termination prior to the Closing, plus the Employer Taxes relating to any such payments, (k) deferred compensation, prior fiscal year bonuses, deferred commissions and other incentive payments relating to any period (including any partial performance period) ending prior to, or including, the Closing Date, plus the Employer Taxes relating thereto, in each case, to the extent unpaid as of the Closing Date, (l) unpaid income Taxes of a Person and its Subsidiaries with respect to any Pre-Closing Tax Period (whether or not such Taxes are due and payable as of the Closing Date, which shall not be an amount less than zero Dollars ($0) with respect to any particular jurisdiction), (m) all negative balances in bank accounts and all overdrafts, (n) all obligations of such Person created or arising under any conditional sale or other title retention agreement, (o) all current obligations of such Person with respect to any deferred payroll Taxes, (p) any other items required to be reported as short-term or long-term debt on the balance sheets of such Person in accordance with GAAP, (q)

any amounts owed by such Person to any of its Affiliates that do not constitute Ames Target Companies or Venanpri Target Companies, as applicable, or to personnel of any of the foregoing entities, (r) all obligations of such Person in respect of deferred revenue and customer advances, prepayments and/or deposits, (s) any amounts due from such Person in respect of product liability or similar proceedings, (t) dividends or other distributions that have been declared or accrued but are unpaid as of the Closing, (u) in the case of the Ames Target Companies, any liabilities incurred or accrued relating to acquisitions of Griffon and its Subsidiaries (other than any acquisition of an Ames Target Company) completed, or in respect of which definitive documentation was agreed, prior to the Closing Date, (v) in the case of the Venanpri Target Companies, any liabilities incurred or accrued relating to acquisitions of NATT and its Subsidiaries (other than any acquisition of a Venanpri Target Company) completed, or in respect of which definitive documentation was agreed, prior to the Closing Date, and (w) all guarantees by a Person or its Subsidiaries of the indebtedness of the type set forth in clauses (a) through (v) of this definition of any other Person. For the avoidance of doubt, “Indebtedness” will not include (1) any amount included in the calculation of Final Ames Net Working Capital or Final Venanpri Net Working Capital, (2) undrawn letters of credit and reimbursement obligations in respect of undrawn letters of credit, (3) the Closing Promissory Notes or any intercompany debt solely between a Person and one or more of its Subsidiaries or one or more Subsidiaries of the same Person, or any liabilities relating thereto (including, for the avoidance of doubt, between (w) two Ames Target Companies, (x) two Venanpri Target Companies, (y) an Ames Target Company and an Ames Parent Group Company or (z) a Venanpri Target Company and a Venanpri Parent Group Company), or (4) any Indebtedness entered into pursuant to the Debt Financing.

“Independent Third-Party Lender” means a Person that (a) is not Griffon or an Affiliate of Griffon, (b) has not received, and will not receive, any funding, guarantee, credit support, or other financial support from Griffon or any of its Affiliates in connection with the provision of the Debt Financing, and (c) is providing the Facilities under the Debt Financing on an arm’s-length basis for its own account and not as an agent, nominee, or conduit for Griffon or any of its Affiliates.

“Intellectual Property Contract” means any Contract pursuant to which (i) a Person or its Subsidiaries, uses or has been granted any licenses or sublicenses or other rights under any Intellectual Property Rights from a third party; (ii) a Person or its Subsidiaries, has granted any licenses, sublicenses or other rights in its owned Intellectual Property Rights to third parties; and (iii) any Intellectual Property Right that is or has been developed by or for a Person or its Subsidiaries, assigned to a Person or its Subsidiaries by any other Person, or assigned by a Person or its Subsidiaries to any other Person.

“Intellectual Property Right” means any and all intellectual or industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from: (i) patents and patent applications, industrial design registrations and industrial design applications, utility models and design registrations, including all pre-grant and post-grant forms thereof; (ii) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (iii) trademarks, service marks, trade dress, logos, corporate names, certification marks, brands, service names and trade names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor; (iv) copyrights and works of authorship, whether or not copyrightable, databases, data collections, and registrations and documentation therefor; (v) trade secrets, non-public information, confidential information, know-how, business information and technical information (including formulas, techniques and processes), and rights to limit the use or disclosure thereof by any Person; (vi) Software; (vii) Internet domain names and social media accounts; and (viii) rights of publicity.

“IP Registration” means any patent, patent application, industrial design registration, industrial design application, trademark or service mark registration or application for such registration, Internet domain name registration or copyright registration or application for such registration.

“Knowledge of Griffon HoldCo” means the actual knowledge of William Glusing, Cathy Curry, Jacob Haas, Pierre-Yves Martin, Dixie Manion, Jennifer Boring, Scott Wise and Abraham Kurian after Reasonable Inquiry with respect to the applicable matter.

“Knowledge of Venanpri” means the actual knowledge of Stephen Linville, Pablo Izeta, Timothy Klaus, Xavier Martinez, Alejandro Henao, Michael Dickson, Dennis Taggart, and Daniel Diaz de Guerenu, after Reasonable Inquiry with respect to the applicable matter.

“Law” means any federal, state, local, provincial, municipal, multinational or foreign law (including common law), statute, code, ordinance, rule, regulation, treaty, Order, decree, code, directive or principle of common law enacted, promulgated, issued, enforced or entered by any Governmental Body.

“Legal Proceedings” means any actions, suits, proceedings, Claims, charges, complaints, inspections, litigations, hearings, audits, investigations, inquiries or other proceedings (public or private) by or before a Governmental Body.

“Lien” means any lien (statutory or otherwise), charge, pledge, hypothec, mortgage, prior claim, deed of trust, deed to secure debt, trust deed, security interest, reservation of ownership, resolutory clause, easement, right of way, encroachment, servitude, right of first refusal or first offer, option, title defect, adverse ownership, restriction, license or other similar encumbrance or restriction.

“Lien Release” means payoff letters or releases in form and substance satisfactory to Venanpri with respect to each item of Indebtedness of Griffon and its Subsidiaries set forth on Section 0 of the Ames Disclosure Schedules duly executed by the applicable creditors in customary and legally effective form (a) setting forth all amounts (including principal and accrued but unpaid interest) necessary to be paid to repay in full any such amounts through the Closing Date, (b) providing that, upon payment in full of such amounts, all obligations owed to such holder with respect to such amounts are satisfied and released in their entirety, (c) providing that upon payment in full of such amounts, all Liens and other collateral securing such amounts are terminated and released, and (d) accompanied by appropriate UCC financing statement termination statements and PPSA financing change statements (discharges or partial discharges, as applicable).

“MidCo Interests” means the Equity Interests in MidCo.

“New Ames Equity Sub” means New Ames Equity Sub, LLC.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Open Source Materials” refers to any Software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)).

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment, award or other similar requirement issued, made, entered, rendered or otherwise put into effect by a Governmental Body of competent jurisdiction.

“Ordinary Course of Business” means any action taken by a Person or its Subsidiaries which is consistent with the past usual customs and practices of such entity in all material respects (including in respect of (i) payables, receivables and cash management, (ii) preservation of the goodwill and relationships with its customers, suppliers, Governmental Bodies and others such Person has business dealings with and (iii) keeping available the services of its current officers, employees and consultants).

“Organizational Documents” means (i) with respect to a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, bylaws, and stockholders’ agreement (if any), (ii) with respect to a partnership, its certificate of partnership and partnership agreement, (iii) with respect to a limited liability company, its certificate of formation and limited liability company or operating agreement, and (iv) with respect to any other Person, its comparable organizational documents, in each case, as has been amended or restated.

“Outbound Investment Rules” means the regulations administered and enforced, together with any related public guidance issued, by the United States Treasury Department under U.S. Executive Order 14105 of August 9, 2023, or any similar law or regulation; and as codified at 31 C.F.R. § 850.101 et seq.

“Permitted Liens” means (i) Liens for Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and, in any case, for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business for amounts which are not due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and, in any case, do not or would not reasonably be expected to impair the operation of the business of a Person or its Subsidiaries in any material respect and for which adequate reserves have been established in accordance with GAAP, (iii) zoning, entitlement and other land use regulations and restrictions by any Governmental Body, that are not violated by nor interfere with the current use of such real property, (iv) Liens in favor of lessors, (v) Liens created by Buyer or its Affiliates, (vi) Liens resulting from applicable securities Laws, (vii) non-exclusive licenses of Ames Company IPR or Venanpri Company IPR granted to third parties in the Ordinary Course of Business, (viii) the rights of any lessor under any lease of real property, (ix) any unregistered easements or rights of way in favor of any governmental authority or public utility, provided that none of the foregoing interfere in any material adverse respect with the current use of the real property or the marketability thereof, (x) other Liens or imperfections on real property which are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfections, (xi) all instruments which are registered in a public registry against title to any real property (other than financial encumbrances which are to be discharged on Closing), and statutory exceptions to title affecting any real property, (xii) Liens which real property leases and/or any leased real property are stated to be subject to or bound by pursuant to the terms of such real property leases, (xiii) Liens as security to a public utility or any governmental entity when required in the ordinary course, (xiv) any conditions that may be shown by a current survey or physical inspection and any minor title defects, (xv) rights of expropriation pursuant to Law, (xvi) rights-of-way for or reservations of others for, sewers, drains, water lines, gas lines, electric lines, railways, telegraph, telecommunications and telephone lines, or cable conduits, poles, wires and cables, and other similar utilities, (xvii) with respect to Venanpri, the Liens set forth on Section 1.1(b) of the Venanpri Disclosure Schedules, and (xviii) with respect to Ames, the Liens set forth on Section 1.1(b) of the Ames Disclosure Schedules.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Personal Information” means (i) all information identifying, or that alone or in combination with other information allows for the identification of, an individual; and (ii) any information that is defined as “personal information,” “personal data,” or a similar term under applicable Privacy and Data Security Laws.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date.

“Privacy Agreements” means any contracts, commitments, obligations or responsibilities to affiliated and unaffiliated third parties, including individuals, governing the Processing of Personal Information, into which, as applicable, the Ames Target Companies or the Venanpri Target Companies have entered or are otherwise bound.

“Privacy and Data Security Laws” means any Laws with which, as applicable, the Ames Target Companies or the Venanpri Target Companies are required to comply relating to the privacy, the Processing of Personal Information, the security of Personal Information, data breach disclosure and notification, anti-spam and telemarketing.

“Privacy Commitments” means any and all (a) applicable Privacy and Data Security Laws, (b) Privacy Policies, (c) Privacy Agreements, and (d) applicable published industry best practice or rules of any applicable self-regulatory organizations in which, as applicable, the Ames Target Companies or the Venanpri Target Companies are or have been a member.

“Privacy Policy” means each published written statement made by, as applicable, the Ames Target Companies or the Venanpri Target Companies related to the Processing of Personal Information, including website or mobile app privacy policies or notices and notices or policies related to the privacy of employees, individual contractors, temporary workers, and job applicants.

“Processing” (or its conjugates) means any operation or set of operations that is performed upon data, including Personal Information, whether or not by automatic means, such as collection, recording, organization, structuring, transfer, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction, or instruction, training or other learning relating to such data or combination of data, including Personal Information.

“Project Alpha” means the operational restructuring announced in 2023 by Griffon’s consumer and professional products segment to expand its global sourcing strategy to include long handle tools, material handling, and wood storage and organization product lines for the U.S. market.

“Purchase Price Adjustment of the Venanpri Target Companies” means, at the Closing, the calculation of clauses (ii)-(v) of the “Venanpri Closing Cash Consideration”, and following the Closing, the Venanpri Positive Adjustment or Venanpri Negative Adjustment, as applicable.

“Reasonable Inquiry” means the inquiry, investigation and analysis which a reasonably prudent Person would undertake and complete with the intent of coming to a reasonable understanding of a matter, including (a) review of the representations and warranties in Article II, Article III, Article IV, Article V and/or Article VI (as applicable) and of the Ames Disclosure Schedules or the Venanpri Disclosure Schedules (as applicable) and (b) where appropriate, a review of relevant records in such Person’s possession and inquiry of appropriate senior employees who directly report to such Person.

“Release” means any release, spill, emission, dumping, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment.

“Remedial Action” means all actions required by Environmental Laws or a Governmental Body to investigate, clean up, remove, treat, address or monitor any known or potential Release of any Hazardous Material into, or that is known to be or potentially present in, the indoor or outdoor environment at concentrations exceeding those allowed by Environmental Laws, including pre-remedial studies and investigations or post-remedial monitoring and care.

“Restricted Cash” means, with respect to any Person, any cash and cash equivalents that are not freely transferable or usable for any lawful purpose due to deduction, withholding or other Taxes on use or repatriation by Law.

“Retained Ames Subsidiaries” means Ames UK Holdings Ltd., Griffon Australia Holdings Pty. Ltd., True Temper Limited, Ames Hunter Holdings Corporation, and their respective Subsidiaries immediately following the Closing.

“Retained Bellota Subsidiaries” means Bellota Agrisolutions, Agrisolutions Wear, Trinity Logistics Corporation, and Chicago Fasteners Manufacturing LLC.

“Sanction(s)” means, with respect to any Person, any sanction or similar restriction or penalty imposed or administered by any Governmental Body that has the authority to impose or administer sanctions with respect to such Person or their respective businesses.

“Sale-Leaseback Property” means the Ocala Property and the Garant Property.

“Second Lien Facilities” means, collectively, (i) that certain second ranking secured credit facility in the principal amount of $90,000,000 from Griffon HoldCo or its nominee (which shall be a Griffon Affiliate) to FinCo, and (ii) that certain second ranking secured credit facility in the principal amount of $71,100,000 from Griffon HoldCo or its nominee (which shall be a Griffon Affiliate) to FinCo, in each case which shall include the terms set forth on Exhibit L.

“Securities Act” means the Securities Act of 1933, as amended.

“Shared Transaction Expenses” means reasonable and documented (a) fees and expenses related to the Debt Financing, including reasonable documented out of pocket attorneys’ fees and expenses, (b) fees and expenses in connection with preparing and delivering the Solvency Opinion and the Fairness Opinion, (c) fees and expenses incurred in connection with obtaining clearance under the HSR Act, the other Competition Laws, and any other foreign antitrust or competition consent or approval, including reasonable documented out of pocket attorneys’ fees and expenses, (d) fees and expenses incurred in connection with obtaining the Tail Policy, and (e) fees and expenses incurred in connection with the matters set forth on Section 1.1 of the Buyer Disclosure Schedules (together, the “Specified Reorganization Fees”), as such schedule may be updated from time to time prior to the delivery of the Estimated Ames Closing Statement and Estimated Venanpri Closing Statement with the mutual written consent of each of Griffon HoldCo and Venanpri (email being sufficient), which consent shall not be unreasonably withheld, conditioned or delayed.

“Software” means all computer software and code, including assemblers, applets, compilers, source code, object code, development tools, design tools, user interfaces, databases and data, in any form or format, however fixed, including any related documentation.

“Solvency Opinion” means that certain solvency opinion, dated as of the Pre-Consummation Date, to be provided by BRG regarding the solvency of Buyer, MidCo, FinCo, and ForCo after giving effect to the Closing.

“Solvent” when used with respect to any Person at any point in time, shall mean that, at such point in time (a) such Person is able to pay their respective debts as they become due, (b) such Person owns property which has a fair saleable value greater than the amounts required to pay their respective debts when due (including all contingent liabilities), and (c) such Person does not have an unreasonably small amount of capital to conduct the business in which they are engaged at such time.

“Specified Property” means each of the following: (a) the properties owned by the Ames Target Companies located at the following addresses: (i) 650 Southwest 27th Ave, Ocala, FL

34471 (the “Ocala Property”); and (ii) 375, chem Saint-Francois Ouest, Saint-Francois-de-la-Riviere-du-Sud, Quebec, G0R 3A0 (the “Garant Property”); (b) the assets and the real property and/or the improvements thereon located at 1500 S. Cameron St, Harrisburg, PA 17104; (c) the Champion assets and the real property and/or the improvements thereon located at 125 Roaring Run Road, Champion, PA 15622; (d) the assets and the real property and/or the improvements thereon located at 2 Maple Street, Wallingford, VT 05742; and (e) the Pine Valley assets and the real property and/or the improvements thereon located at 114 Smith Road, Pine Valley, NY 13850.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” means, with respect to any Person, (i) any corporation of which a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) any partnership, limited liability company, association or other business entity, of which a majority of the partnership, limited liability company or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes of this Agreement, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons are allocated a majority of partnership, limited liability company, association or other business entity gains or losses, or such Person or Persons control(s) the managing member or general partner of such partnership, limited liability company, association or other business entity.

“Tax” or “Taxes” means any federal, state or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Train” means, with respect to AI Technology, to develop, train, test, validate, deploy, finetune, refine, enhance, and/or improve such AI Technology. “Training” has the correlative meaning.

“Training Data” means any and all data that is used to Train any AI Technology (whether such AI Technology is owned, developed, held under license, used, or otherwise deployed), including training datasets, test data or validation data.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements including, for the avoidance of doubt, the Ames Pre-Closing Reorganization and the Venanpri Pre-Closing Reorganization.

“Transition Services Agreement” means that certain Transition Services Agreement, dated, to be entered into on the Closing Date by Griffon, VNPI Spain and Buyer in the form attached hereto as Exhibit C.

“Transfer Taxes” means any real property transfer, sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest, penalty or addition to Tax), including any payments made in lieu of any such Taxes or governmental charges, which become payable in connection with the Transactions.

“TUPE” means the Transfer of Undertakings (Protection of Employment) Regulations 2006.

“US SPV” means Merv Receivables US LLC.

“Venanpri Accounting Principles” means the accounting practices, policies, and methodologies reflected on Exhibit A-2.

“Venanpri Acquisition Transaction” means (a) any transaction or series of related transactions under which any Person, directly or indirectly, acquires or otherwise purchases all or a material portion of the assets or equity of any Venanpri Target Company (whether by merger, consolidation, recapitalization, purchase of Equity Interests, purchase of assets, tender offer, or otherwise) or (b) any joint venture, material equity investment in or by, or similar arrangement involving any Venanpri Target Company or any of their respective material Subsidiaries or material businesses.

“Venanpri Closing Buyer Interests” has the meaning set forth in the Closing Steps Schedule.

“Venanpri Closing Cash Consideration” means (i) $117,000,000 plus (ii) the Estimated Venanpri Net Working Capital Excess Amount, if any, minus (iii) the Estimated Venanpri Net Working Capital Deficiency Amount, if any, plus (iv) Estimated Venanpri Cash minus (v) Estimated Venanpri Indebtedness, minus (vi) Estimated Venanpri Transaction Expenses, as may be adjusted pursuant to Section 7.15(a).

“Venanpri Company IPR” means any and all Intellectual Property Rights owned or purported to be owned, in whole or part, by the Venanpri Target Companies. For purposes of the foregoing, “owned” includes ownership of a beneficial right pursuant to which an employee or other third party is obligated (whether under contract, fiduciary obligations, statute or otherwise) to assign Intellectual Property Rights to the Venanpri Target Companies.

“Venanpri Consolidated Group” means the “affiliated group” as defined in Section 1504(a) of the Code (or any analogous provision of state, local or non-U.S. Law) of which

Bellota US is the common parent, and that at any time on or before the Closing Date, includes or has included any Venanpri Target Company or any direct or indirect predecessor of such Venanpri Target Company.

“Venanpri Consolidated Returns” means all income and other material Tax Returns that are required to have been filed with respect to the Venanpri Consolidated Group.

“Venanpri Disclosure Schedules” means the Disclosure Schedules delivered by Venanpri, dated on the Initial Agreement Date and attached to this Agreement and made an integral part hereof, as amended on the date hereof.

“Venanpri Final Cash Consideration” means (i) $117,000,000 plus (ii) the Closing Venanpri Net Working Capital Excess Amount, if any, minus (iii) the Closing Venanpri Net Working Capital Deficiency Amount, if any, plus (iv) Closing Venanpri Cash minus (v) the Closing Venanpri Indebtedness, minus (vi) the Closing Venanpri Transaction Expenses, as may be adjusted pursuant to Section 7.15(a).

“Venanpri Higher Target Net Working Capital” means $81,076,000

“Venanpri Indemnified Taxes” means, without duplication, (i) any liability for Taxes of any Venanpri Target Company with respect to any Pre-Closing Tax Period (including any Taxes allocated to the Pre-Closing Tax Period portion of a Straddle Period pursuant to Section 7.11(f)), (ii) any and all Taxes of the Venanpri Consolidated Group (whether or not shown on any Venanpri Consolidated Return), (iii) any liability for Taxes of another Person imposed on any Venanpri Target Company as a transferee or successor or as a secondary liability, by Contract, or pursuant to any Law, rule or regulation, which Taxes relate to an event, agreement or transaction occurring on or before the Closing Date, (iv) any and all Taxes imposed on Buyer or any of its Affiliates (including any Venanpri Target Company after the Closing) as a result of (or in connection with) (x) the Venanpri Pre-Closing Reorganization, or (y) any of the VNPI UK Transfer, the Bellota Spain Transfer or the Bellota LATAM Transfers (excluding the transfer of Equity Interests of Bellota Venezuela C.A.) failing to qualify as part of a transaction constituting a reorganization described in Section 368(a)(1)(D) of the Code, and (v) Venanpri Pre-Closing Reorganization Transfer Taxes; provided, for the avoidance of doubt, that in the case of each of the foregoing clauses, the Venanpri Indemnifying Parties shall be liable only to the extent that such liabilities are in excess of the amount, if any, taken into account in the calculation of the Venanpri Closing Cash Consideration.

“Venanpri Interests” means the Bellota US Interests and the VNPI International Interests.

“Venanpri Lower Target Net Working Capital” means $68,576,000

“Venanpri Material Adverse Effect” means any events, developments, changes, effects or conditions that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations, condition (financial or otherwise), properties or assets of the Venanpri Target Companies, taken as a whole, or (b) the ability of Venanpri to enter into this Agreement or timely perform its obligations under this Agreement, or that would materially impede, interfere with, hinder or delay Venanpri from consummating the Transactions; provided that, with respect to clause (a), in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has been or will be, a “Venanpri Material Adverse Effect”: (i) any Law, pronouncement or guideline issued by a Governmental Body, the Centers for Disease Control and Prevention or the World Health Organization providing for business closures, “sheltering-in-place” or other restrictions that arise out of any nationally declared public health emergency, epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Law, pronouncement or guidelines or any authoritative interpretation thereof; (ii) any other change in applicable Laws or GAAP or any authoritative interpretation thereof occurring after the Initial Agreement Date; (iii) any change in interest rates or economic, business or financial market conditions generally; (iv) any change generally affecting any of the industries in which any Venanpri Target Company operates; (v) the identification of Griffon HoldCo or its Affiliates in connection with the permitted announcement of the pendency or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of any Venanpri Target Company with employees, customers, suppliers or partners; (vi) any natural disaster or acts of terrorism or war in the jurisdictions in which the Venanpri Target Companies do business; or (vii) any failure of any Venanpri Target Company to meet any projections or forecasts (it being understood that the facts or occurrences giving rise to or contributing to such failure to meet projections or forecasts may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Venanpri Material Adverse Effect), except that with respect to clauses (i)-(iv) and (vi), such matter will only be excluded from consideration to the extent it does not disproportionately affect any Venanpri Target Company as compared to similarly situated businesses operating in the same industries and geographic areas in which any Venanpri Target Company operate.

“Venanpri Net Working Capital” means (i) current assets (excluding Cash) minus (ii) current liabilities, in each case, of the Venanpri Target Companies as of the Calculation Time and applied consistently with the Venanpri Accounting Principles and consisting solely of the line items accounts specified in Exhibit A-2. For the avoidance of doubt, “Venanpri Net Working Capital” will not include Indebtedness, Venanpri Transaction Expenses, Shared Transaction Expenses, any deferred Tax assets, deferred Tax liabilities, income Tax assets, income Tax liabilities, the Closing Promissory Notes, liabilities with respect to operating leases or any intercompany accounts solely between a Person and one or more of its Subsidiaries or one or more Subsidiaries of the same Person (including, for the avoidance of doubt, between two Venanpri Target Companies, or between a Venanpri Target Company and a Venanpri Parent Group Company).

“Venanpri Parent Group Companies” means, collectively, NATT and its direct and indirect Subsidiaries other than the Venanpri Target Companies.

“Venanpri Paying Agent Agreement” means that certain paying agent agreement to be entered into at Closing by and between VNPI Spain and the Paying Agent.

“Venanpri Pre-Closing Reorganization” means the series of reorganization transactions to be undertaken by Venanpri and its Affiliates prior to the Closing, as set forth on Exhibit E.

“Venanpri Pre-Closing Reorganization Transfer Taxes” means the Transfer Taxes that arise in connection with, or that are attributable to, the Venanpri Pre-Closing Reorganization.

“Venanpri Privilege Rights” means any rights of any Venanpri Target Company as of immediately before the Closing related to any attorney work product, attorney-client privileged communications or other legal privilege applicable to any Privileged Deal Communication, including any right or ability to assert, waive or control any privilege or similar right in respect thereof.

“Venanpri Source Code” means, collectively, any human readable Software source code, or any material portion or aspect of the Software source code, or any material proprietary information or algorithm contained, embedded or implemented in any Software source code, in each case for any Software owned by any Venanpri Target Company.

“Venanpri Target Companies” means, collectively, Bellota Spain, VNPI UK Holdings Limited, Bellota México, S.A. de C.V., Bellota Colombia, S.A.S., Bellota Venezuela C.A., Burgon & Ball Limited, Bellota US Corp., Corona Clipper, Inc., Manufacturera Corona Clipper, S.A. de C.V., and Venanpri Tools Monterey S. de R.L. de C.V.

“Venanpri Transaction Expenses” means the sum of the following payment obligations of the Venanpri Target Companies to the extent unpaid as of the Calculation Time, regardless if due on, before or after the Closing: (a) all fees and expenses for services rendered in connection with the negotiation, execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby (including the Venanpri Pre-Closing Reorganization); (b) the amount of any sale, change in control, commission, equity based awards, retention, severance or other similar payments or benefits to current or former employees, officers, directors, service providers, independent contractors or representatives of any Venanpri Target Company that are payable solely as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby; (c) the employer portion of any Taxes, social security contributions (or similar regimes for which there is an annual maximum employer portion) in respect of such amounts described in clause (b); (d) all fees and expenses for services rendered in connection with any Venanpri Transaction Proposal, but in each case excluding (i) any item of Indebtedness, (ii) any liability taken into account in Estimated Venanpri Net Working Capital or Closing Venanpri Net Working Capital, and (iii) any Shared Transaction Expenses.

“Venanpri Transaction Proposal” means any inquiry, proposal or offer (written or oral) with respect to a Venanpri Acquisition Transaction.

“VNPI UK” means VNPI UK Holdings Limited.

12.2. Other Definitional and Interpretive Matters. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation will apply:

(a) Specified Dates or Time Periods. Each of the phrases or word(s) “from and after,” “on or after,” “from,” “following,” and “since” shall, in all cases when referencing a specified date or period of time, have the same interpretative meaning (and in such context such phrases and words are not intended to be distinguishable from one another), and the use of any such phrases or words as applied to any specified date or period of time shall not be deemed to imply any particular status of any action, inaction, or course of conduct prior to such specified date or period of time, including whether or not any such action or inaction was or was not taken prior to such specified date or period of time, unless the context clearly requires otherwise (for example, a statement that a particular action or inaction has or shall occur “from and after”, “on or after”, “following”, or “since” a specified date is not to be interpreted to imply that such action or inaction has or has not occurred prior to such specified date unless the context clearly requires otherwise).

(b) Calculation of Time Period. Unless otherwise expressly stated in this Agreement, when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day.

(c) Dollars. Any reference in this Agreement to “$” will mean U.S. dollars.

(d) Exhibits/Annexes/Schedules. The Exhibits, Annexes and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein will be defined as set forth in this Agreement.

(e) Gender and Number. Any reference in this Agreement to gender will include all genders, and words imparting the singular number only will include the plural and vice versa.

(f) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and will not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Article” or “Section” are to the corresponding Article or Section, respectively, of this Agreement unless otherwise specified.

(g) Herein. The words such as “herein,” “hereby,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(h) Including. The word “including” or any variation thereof means “including, without limitation” and will not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(i) Or. The word “or” will be disjunctive but not necessarily exclusive.

(j) From, To and Until. With respect to the determination of any period of time, the word “from” will mean “from and including” and the words “to” and “until” will each mean “to and including.”

(k) Contracts. References herein to any Contract (including this Agreement) will mean such Contract as amended, restated, supplemented or modified from time to time in accordance with the terms thereof.

(l) Laws. References herein to any Law will mean such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time. References herein to any Law will be deemed also to refer to all rules and regulations promulgated thereunder.

(m) Day Other Than a Business Day. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action will be extended to the next succeeding Business Day. Any references to “days” in this Agreement will mean calendar days and not Business Days, unless Business Days are specified.

(n) Accounting Terms. All accounting terms used herein and not expressly defined herein have the meanings given to them under GAAP.

(o) References to Ames Companies. Unless the context requires otherwise, any usage of “Ames Companies” herein is a reference to (i) at any time prior to the Conversion, The Ames Companies, Inc. and (ii) from and after the Conversion, the successor limited liability company to The Ames Companies, Inc., being The Ames Companies, LLC.

(p) Made Available. Any reference to documents or other information being “made available” or “provided” to Buyer means that such documents or information were available to Buyer in the electronic dataroom hosted by Firmex (entitled “Project Merv”) (the “Venanpri Data Room”) and in the electronic dataroom hosted by Datasite (entitled “Project Morada”) (the “Ames Data Room”) prior to the second Business Day preceding the Initial Agreement Date.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers thereunto duly authorized, as of the date first written above.

MERV HOLDCO LLC

By:	/s/ Giancarlo D’Andrade
	Name:	Giancarlo D’Andrade
	Title:	President

MERV MIDCO LLC

By:	/s/ Giancarlo D’Andrade
	Name:	Giancarlo D’Andrade
	Title:	President

MERV FINCO LLC

By:	/s/ Giancarlo D’Andrade
	Name:	Giancarlo D’Andrade
	Title:	President

[Signature Page – MTA]

GRIFFON AMES HOLDCO LLC

By:	/s/ Seth L. Kaplan
	Name:	Seth L. Kaplan
	Title:	Vice President and Secretary

NEW AMES EQUITY SUB LLC

By:	/s/ Seth L. Kaplan
	Name:	Seth L. Kaplan
	Title:	Vice President and Secretary

[Signature Page – MTA]

VNPI GLOBAL INVESTMENTS AND SERVICES, S.L.

By:	/s/ Lorenzo Martinez
	Name:	Lorenzo Martinez
	Title:	Authorized Signatory

BELLOTA HOLDING AG

By:	/s/ Lorenzo Martinez
	Name:	Lorenzo Martinez
	Title:	Authorized Signatory

[Signature Page – MTA]